9/23

08005044

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sony Financial Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 2 4 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35726 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 9/23/08

RECEIVED

2008 SEP 23 A 7:01

FICE OF INTERNATIONAL
CORPORATE FINANCE

September 18, 2008

File No. 82-35126
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sony Financial Holdings Inc. - Rule 12g3-2(b)

Dear Sir / Madam:

In order for us to comply with the requirements of the Rule 12g3-2(b), we, Sony Financial Holdings Inc. (the "Company"), enclose herewith Exhibits 1 through 27, listed in the attached sheet, which are English versions, English translations, adequate summaries and/or brief descriptions in English of the documents which were published by the Company in the period from April 1, 2008 to August 31, 2008 and which are all the documents of the Company required to be furnished to the SEC in respect of such period under the Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under the Rule 12g3-2(b).

Yours faithfully,

Sony Financial Holdings Inc.

By Hiromichi Fujikata

Name: Hiromichi Fujikata
Title: Executive Vice President and
Representative Director

Attachment

List of material information made public in Japan
from April 1, 2008 to August 31, 2008

	Descriptions	Information (*) Provided to
Exhibit 1.	Annual Securities Report dated June 27, 2008 for the 4th Fiscal Year from April 1, 2007 to March 31, 2008 (Brief description in English)	DKLFB TSE Head office of the Company
Exhibit 2.	Written Confirmation dated June 27, 2008 relating to the Annual Securities Report (English translation)	TSE Public
Exhibit 3.	Quarterly Report dated August 13, 2008 for the First Quarter of the 5th Term from April 1, 2008 to June 30, 2008 (brief description in English)	DKLFB TSE Head office of the Company
Exhibit 4.	Written Confirmation dated August 13, 2008 relating to the Quarterly Report (English translation)	DKLFB TSE Head office of the Company
Exhibit 5.	Presentation Materials dated May 16, 2008 with a title "FY2007 Consolidated Financial Results" (English translation)	TSE Public
Exhibit 6.	Presentation Materials dated August 13, 2008 with a title "FY2008 First Quarter Consolidated Financial Results" (English translation)	TSE Public
Exhibit 7.	Corporate Governance Report dated August 21, 2008 (Brief description in English)	TSE Public
Exhibit 8.	Notice of Convocation of the 4th Ordinary General	Shareholders

	Meeting of Shareholders dated June 11, 2008 (Summary English translation)	
Exhibit 9.	Notice of Resolution at the 4th Ordinary General Meeting of Shareholders dated June 26, 2008 (English translation)	Shareholders
Exhibit 10.	The 4th Term Report "Shareholders Communication" dated June 2008 (Brief description in English)	Shareholders
Exhibit 11.	Presentation Materials dated May 26, 2008 with a title "Management Vision of the Sony Financial Holdings Group for Fiscal 2008" (English translation)	Public
Exhibit 12.	Annual Report dated August 2008 for the 4th Fiscal Year from April 1, 2007 to March 31, 2008 (English translation)	Public
Exhibit 13.	Press Release dated April 17, 2008 with a title "Sony Bank's Capital Increased through Allocation of New Shares" (English translation)	TSE Public
Exhibit 14.	Press Release dated April 24, 2008 with a title "Impairment Losses on Securities at the End of the Fiscal Year Ended March 31, 2008" (English translation)	TSE Public
Exhibit 15.	Press Release dated April 25, 2008 with a title "Notice Regarding Loan Transaction Stock Selection" (English translation)	TSE Public
Exhibit 16.	Press Release dated May 14, 2008 with a title "Notice of Financial Results Forecast for the Fiscal Year Ending March 31, 2009" (English translation)	TSE Public
Exhibit 17.	Press Release dated May 14, 2008 with a title "Preliminary Consolidated Financial Results for the	TSE Public

	Fiscal Year ended March 31, 2008 (Prepared in Accordance with Japanese GAAP)" (English translation)	
Exhibit 18.	Press Release dated May 16, 2008 with a title "Announcement of New Management Team" (English translation)	TSE Public
Exhibit 19.	Press Release dated May 16, 2008 with a title "Sony Life's Capital Increased through Allocation of New Shares" (English translation)	TSE Public
Exhibit 20.	Press Release dated May 16, 2008 with a title "Disclosure of Embedded Value as of March 31, 2008" (English translation)	TSE Public
Exhibit 21.	Press Release dated May 16, 2008 with a title "Consolidated Financial Summary for the Fiscal Year Ended March 31, 2008" including a revision made on May 21, 2008 (English translation)	TSE Public
Exhibit 22.	Press Release dated May 23, 2008 with a title "Notice of Sony Life's Holdings of Securitized Papers and Other Investments" (Summary English translation)	TSE Public
Exhibit 23.	Press Release dated June 27, 2008 with a.title "Information Pertaining to Parent Company" (English translation)	TSE Public
Exhibit 24.	Press Release dated July 4, 2008 with a title "Sony Assurance Announces Results of a Content Confirmation Surveys Covering the Appropriateness of Its Fire Insurance and Other Policies" (Summary English translation)	Public
Exhibit 25.	Press Release dated July 29, 2008 with a title "Preliminary Consolidated Financial Results for the	TSE Public

	Three Months Ended June 30, 2008 (Prepared in Accordance with Japanese GAAP)" (English translation)	
Exhibit 26.	Press Release dated August 13, 2008 with a title "Initiatives to Improve Operations Related to the Claims Payment Administrative System" (Summary English translation)	Public
Exhibit 27.	Press Release dated August 13, 2008 with a title "Consolidated Financial Summary (for the First Quarter ended June 30, 2008" (English translation)	TSE Public

(*)

"DKLFB" means Director-General of Kanto Local Finance Bureau.
"TSE" means Tokyo Stock Exchange.

Exhibit 1.

(Brief Description in English)

June 27, 2008

Annual Securities Report

(Report pursuant to Article 24, Paragraph 1
of the Financial Instruments and Exchange Law)

The 4th Fiscal Year
from April 1, 2007
to March 31, 2008

This Annual Securities Report for the fiscal year from April 1, 2007 to March 31, 2008 (the "Annual Securities Report") was, in accordance with Japanese laws and regulations, filed by Sony Financial Holdings Inc. (the "Company") on June 27, 2008, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Annual Securities Report is made available for public inspection at the head office of the Company, the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of the common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Annual Securities Report certain information concerning the business of the Company on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated and non-consolidated annual financial statements of the Company from April 1, 2007 to March 31, 2008.

The information in the Annual Securities Report which is material to an investment decision is substantially contained in the Annual Report dated August 2008 of the Company (Exhibit 12).

Exhibit 2.

(Translation)

Written Confirmation

June 27, 2008

Mr. Atsushi Saito
President and Representative Director,
Tokyo Stock Exchange, Inc.

Address: 1-1, Minami Aoyama 1-chome,Minato-ku, Tokyo
Company Name: Sony Financial Holdings Inc.
Security code: 8729

[Signature] [Seal]
Teruhisa Tokunaka
President and Representative Director

I, Teruhisa Tokunaka, have confirmed that the statement included in the Annual Securities Report for the 4th fiscal year (from April 1, 2007 to March 31, 2008) of Sony Financial Holdings Inc. (the "Company") is appropriate and accurate in all material respects.

In order to prepare the Annual Securities Report appropriately and accurately, the Company has established the following corporate structure and it has developed an environment in which such corporate structure operates properly. I have confirmed that such corporate structure has been operating properly in preparing such Annual Securities Report.

(1) In connection with the preparation of the Annual Securities Report, relevant business is specifically allocated to a specified department or an office and a system for the proper performance of the business at the respective departments or offices concerned has been established.

(2) The material information of the Company and Sony Financial Holdings group has been appropriately discussed at the meeting of and reported to the Board of Directors and other important bodies or persons.

(3) A system where the Internal Audit Department examines the appropriateness and the effectiveness of the internal management system in respective departments and offices concerned, and reports material matters to the Board of Directors has been established.

[End of Document]

Exhibit 3.

(Brief Description in English)

August 13, 2008

Quarterly Report

(Report pursuant to Article 24-4-7, Paragraph 1
of the Financial Instruments and Exchange Law)

First Quarter of the 5th Term
from April 1, 2008
to June 30, 2008

This Quarterly Report for the three months from April 1, 2008 to June 30, 2008 (the "Quarterly Report") was, in accordance with Japanese laws and regulations, filed by Sony Financial Holdings Inc. (the "Company") on August 13, 2008, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Quarterly Report is made available for public inspection at the head office of the Company, the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of the common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Quarterly Report certain information concerning the business of the Company on a consolidated and/or non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated quarterly financial statements of the Company for the three months from April 1, 2008 to June 30, 2008.

The information in the Quarterly Report which is material to an investment decision is substantially contained in the Consolidated Financial Summary for the First Quarter ended June 30, 2008 (Exhibit 27).

RECEIVED
2008 SEP 23 A 7:21
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 4.

(TRANSLATION)

Written Confirmation

(Written Confirmation pursuant to Article 24-4-8, Paragraph 1
of the Financial Instruments and Exchange Law)

(First Quarter of the 5th Term)
From April 1, 2008
To June 30, 2008

Sony Financial Holdings Inc.

1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo

Cover Page

Name of Document to be Filed:	Written Confirmation
Applicable Clause:	Article 24-4-8, Paragraph 1 of the Financial Instruments and Exchange Law
Person to be Filed with:	The Director-General of Kanto Local Finance Bureau
Filing Date:	August 13, 2008
Name of the Company:	Sony Financial Holdings Kabushiki Kaisha
Name of the Company in English:	Sony Financial Holdings Inc.
Name and Title of Representative:	Teruhisa Tokunaka President and Representative Director
Name and Title of Chief Financial Officer:	Not applicable
Address of Head Office:	1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo
Place at which Copies of this Written Confirmation Are Made Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

1. Matters concerning the Appropriateness and Accuracy of the Description of a Quarterly Report

Teruhisa Tokunaka, the President and Representative Director of the Company has confirmed that the description of the Quarterly Report for the First Quarter of the 5th Term (from April 1, 2008 to June 30, 2008) of the Company is appropriate and accurate pursuant to the Financial Instruments and Exchange Law.

2. Matters to be Noted

None

RECEIVED
2008 SEP 23 A 7:22
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 5.

Exhibit 6.

RECEIVED
2008 SEP 23 A 7:22
FICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 7.

(Brief Description in English)

Corporate Governance Report dated August 21, 2008

Under the Listing Rules of the Tokyo Stock Exchange, Inc. ("TSE"), Sony Financial Holdings Inc. (the "Company") is required to file with TSE, a Corporate Governance Report. A Corporate Governance Report filed by the Company is made public by TSE under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

The information in the Corporate Governance Report dated August 21, 2008 which is material to an investment decision is substantially contained in the Annual Report dated August 2008 (Exhibit 12).

Exhibit 8.

(TRANSLATION)

Sony Financial Holdings Inc.

Notice of Convocation of the 4th Ordinary General Meeting of Shareholders

Security Code: 8729
June 11, 2008

Dear Shareholders,

You are cordially invited to attend the 4th Ordinary General Meeting of Shareholders of Sony Financial Holdings Inc. (hereafter "the Company"). The meeting will be held as described below.

If you are unable to attend the meeting in person, you may exercise your voting rights by postal voting or Internet voting. Please examine the enclosed Reference Documents for the General Meeting of Shareholders and exercise your voting rights by 5:30 p.m. on Wednesday, June 25, 2008.
For more details, please refer to the "Guidance for Exercising Voting Rights" on pages 3-4.

Sincerely yours,

Teruhisa Tokunaka
President, Representative Director
Sony Financial Holdings Inc.
1-1, Minami Aoyama 1-chome,
Minato-ku, Tokyo

Details

1. **Date and Time:**
   Thursday, June 26, 2008, at 10 a.m.

2. **Place:**
   Sheraton Miyako Hotel Tokyo, B2F, Banquet Room "Daigo"
   1-50, Shirokanedai 1-chome, Minato-ku, Tokyo, Japan

3. **Objectives of the Meeting**
   Matters to be reported:
   a. Business Report and Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008), as well as the audit reports of the Independent Auditors and the Board of Statutory Auditors for Consolidated Financial Statements
   b. Non-Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008)

   Agenda for resolutions:
   Proposal 1: Appropriation of Surplus
   Proposal 2: Election of Eight (8) Directors
   Proposal 3: Election of One (1) Statutory Auditor

Notes:
* You are kindly requested to present the enclosed "Voting Rights Exercise Form" to the receptionist when you attend the meeting.
* Please refer to the Business Report or Consolidated Financial Statements posted on our website. (http://www.sonyfh.co.jp/index_en.html)

Guidance for Exercising Voting Rights

*If you plan to attend the General Meeting of Shareholders in person, it is not necessary to either mail your voting form or to exercise your voting rights via the Internet.

[Exercising voting rights by mail]

Please indicate your vote for or against each of the proposals on the enclosed Voting Rights Exercise Form, and return the form by 5:30 p.m. on Wednesday, June 25, 2008.
If having submitted a Voting Rights Exercise Form without indicating your vote for or against each of the proposals, your vote will be counted as "pro" for all proposals.

[Exercising voting rights via the Internet]

Exercise of voting rights is possible by using a personal computer or cell phone to access the Voting Right Exercise Site (http://www.evote.jp/). Enter your "Login ID" and "Temporary Password," both of which are noted on the enclosed voting form. Follow the instructions on your computer screen and indicate whether you are for or against each item. Before exercising your voting rights via the Internet, please read the following items:

1. To prevent unauthorized access by parties other than shareholders and the alteration of shareholder votes, shareholders voting via the Internet will be asked to change their "Temporary Password" on the Voting Right Exercise Site.

2. Voting rights may be exercised until 5:30 p.m. on Wednesday, June 25, 2008, but shareholders are requested to do so as early as possible. If you have any question, please contact the Helpdesk which phone number is given on page 3.

3. If you exercise your voting rights both by mail and via the Internet, the voting via the Internet shall prevail.

4. If you exercise your voting rights via the Internet more than once, your final votes shall prevail. If you exercise your voting rights by both computer and cell phone, your final votes shall prevail.

5. Costs (dial-up connection fees, telephone charges, etc.) for accessing the Voting Right Exercise Site shall be borne by the shareholder. For shareholders using cell phones, packet transmission fees and other cell phone usage fees will be incurred, and these, too, shall be borne by the shareholder.

6. Please use the i-mode, EZweb, or Yahoo! *Keitai* services when using a cell phone to exercise voting rights. For security-related reasons, cell phones that cannot send encrypted data (SSL transmissions) and cell phone information cannot be used to exercise voting rights.

* "i-mode," "EZweb," and "Yahoo!" are the respective registered trademarks of NTT DoCoMo, Inc., KDDI Corporation, and Yahoo! Inc. of the U.S.

Questions regarding the Voting Right Exercise Site
Corporate Agency Department (Helpdesk) Mitsubishi UFJ Trust and Banking Corporation Tel: 0120-173-027 (only in Japan, toll free) Hours: 9:00–21: 00
* The Voting Right Exercise Site is not available from 2:00 a.m. to 5:00 a.m. for system maintenance.

*** Platform for Electronic Exercise of Voting Rights**

If nominee shareholders such as trust & custody services banks, etc. (including standing proxies) make prior application to use the platform for the electronic exercise of voting rights operated by the joint venture company established by Tokyo Stock Exchange, Inc., etc., such shareholders may use the said platform as an electromagnetic method for exercising voting rights at the General Meetings of Shareholders of the Company in addition to the exercise of voting rights via the Internet pursuant to the above.

Attachment

Business Report

from April 1, 2007 to March 31, 2008

The information in (a) the Business Report, (b) Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008), as well as the audit report of the Independent Auditors for Consolidated Financial Statements, (c) the Non-Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008), as well as the audit report of the Independent Auditors and (d) audit report of the Board of Statutory Auditors for the Fiscal Year (from April 1, 2007 to March 31, 2008) which is material to an investment decision is substantially contained in the Annual Report dated August 2008 (Exhibit 12).

Reference Documents for the General Meeting of Shareholders

Proposal 1: Appropriation of Surplus

The Company considers the improvement of the return on equity and the distribution of profits to shareholders as issues of paramount importance. With respect to dividend distribution, our goal is to pay a stable level of dividends while: simultaneously maintaining the high degree of financial soundness, necessary to acquire and maintain the trust of our customers; and securing a sufficient level of capital necessary to enter into and develop new businesses in the future.

In accordance with this basic policy, based on consideration of the Company's overall business performance during the fiscal year and other factors, we propose that the year-end dividend be as follows:

1.	Type of dividends:	Cash
2.	Issue of dividends and total amount of dividends	
	Dividends per common share:	¥3,000
	Total amounts of dividends:	¥6,525,000,000
3.	Effective Date:	June 27, 2008

Proposal 2: Election of Eight (8) Directors

The terms of office of all eight (8) Directors expire at the conclusion of this meeting. Accordingly, we propose to elect eight (8) Directors.

The candidates for Directors are as follows:

1. *Teruhisa Tokunaka* (born on August 9, 1945)

April 1969	Joined Sony Corporation
July 1999	Director, Sony Life Insurance Co., Ltd.
April 2000	Representative Director, Deputy President and Chief Financial Officer, Sony Corporation
June 2000	Representative Director, Executive Deputy President and Chief Financial Officer, Sony Corporation
June 2003	Director, Executive Vice President and Chief Strategy Officer, Sony Corporation
April 2004	Director of the Company
June 2004	President and Representative Director of the Company (Incumbent)
Dec. 2004	Director, Sony Finance International, Inc.
June 2005	Director, Sony Assurance Inc.
June 2006	Director, Sony Bank Inc. (Incumbent)

<Positions and responsibilities at the Company>
President and Representative Director, in charge of Audit Department

Number of the Company's shares held: 33 shares

2. *Hiromichi Fujikata* (born on January 28, 1945)

April 1968	Joined Sony Corporation
July 1987	Director, Sony Prudential Life Insurance Co., Ltd. (current Sony Life Insurance Co., Ltd.)
July 1992	Senior Managing Director, Sony Life Insurance Co., Ltd.
July 1999	Standing Statutory Auditor, Sony Life Insurance Co., Ltd.
Nov. 2003	General Manager, Financial Business Planning Department, Sony Corporation Auditor, Sony Life Insurance Co., Ltd.
Mar. 2004	Director, Sony Life Insurance Co., Ltd. (Incumbent)
April 2004	Executive Vice President and Representative Director of the Company (Incumbent)
June 2005	Director, Sony Assurance Inc. (Incumbent)

<Positions and responsibilities at the Company>
Executive Vice President and Representative Director, in charge of Corporate Planning Department, Corporate Control Department, Accounting Department, Corporate Communications & Investor Relations Department

Number of the Company's shares held: 12 shares

3. *Taro Okuda* (born on May 23, 1945)

April 1968	Joined Sony Corporation
July 1987	Director, Sony Prudential Life Insurance Co., Ltd. (current Sony Life Insurance Co., Ltd.)
July 1992	Senior Managing Director, Sony Life Insurance Co., Ltd.
July 2001	Senior Executive Vice President, Sony Life Insurance Co., Ltd.
July 2003	Executive Deputy President, Sony Life Insurance Co., Ltd.
June 2006	President and Representative Director, Sony Life Insurance Co., Ltd. (Incumbent) Director of the Company (Incumbent)

<Positions and responsibilities at the Company>
Director
<Representation at other companies>
President and Representative Director, Sony Life Insurance Co., Ltd.

Number of the Company's shares held: 28 shares

4. *Shinichi Yamamoto* (born on January 1, 1948)

Aug. 1972	Joined Sony Enterprise Co., Ltd.
April 1996	General Manager, Logistics Center, Sony Corporation
Sep. 1998	Representative Director, Sony Insurance Planning Inc.
Sep. 1999	President and Representative Director, Sony Assurance Inc. (Incumbent)
April 2004	Director of the Company (Incumbent)

<Positions and responsibilities at the Company>
Director
<Representation at other companies>
President and Representative Director, Sony Assurance Inc.

Number of the Company's shares held: 11 shares

5. *Shigeru Ishii* (born on July 31, 1954)

April 1978	Joined Yamaichi Securities Co., Ltd.
June 1998	Joined Sony Corporation
April 2001	President, Representative Director, Sony Bank Inc.
April 2004	Director of the Company (Incumbent)
May 2008	President, Representative Director and Chief Executive Officer, Sony Bank Inc. (Incumbent)

<Positions and responsibilities at the Company>
Director
<Representation at other companies>
President, Representative Director and Chief Executive Officer, Sony Bank Inc.

Number of the Company's shares held: 5 shares

6. ***Nobuyuki Oneda*** (born on May 6, 1945)

April 1969	Joined Sony Corporation
May 2000	Group Executive Officer, Sony Corporation
June 2002	Corporate Senior Vice President, Sony Corporation
June 2003	Senior Vice President, Executive Officer, Sony Corporation
June 2004	Senior Vice President, Officer in charge of Corporate Planning & Control, Accounting and Information Systems, Sony Corporation
June 2005	Corporate Executive Officer, Executive Vice President and Chief Financial Officer, Sony Corporation (Incumbent)
Sep. 2005	Director of the Company (Incumbent)

<Positions and responsibilities at the Company>
Director

Number of the Company's shares held: 0 shares

7. ***Yasushi Ikeda*** (born on April 18, 1946)

April 1972	Registered as attorney and joined the law firm of Miyake & Imai
April 1977	Partner, the law offices of Miyake, Imai and Ikeda (Incumbent)
May 1984	Acting administrator for Osawa Shokai K.K.
Mar 1997	Administrator for Kyotaru Co., Ltd.
June 2001	Statutory Auditor, Kadokawa Shoten Publishing (current Kadokawa Group Holdings, Inc.) (Incumbent)
June 2007	Director of the Company (Incumbent)
	Director, Nippon Metal Industry Co., Ltd. (Incumbent)

<Positions and responsibilities at the Company>
Director

Number of the Company's shares held: 0 shares

8. ***Ryuji Yasuda*** (born on April 28, 1946)

Jan. 1979	Joined McKinsey & Company
June 1986	Principal Partner, McKinsey & Company
June 1991	Director, McKinsey & Company
June 1996	Managing Director and Chairman, A. T. Kearney, Asia
June 2003	Chairman, J. Will Partners, Co., Ltd.
	Director, Daiwa Securities Group Inc. (Incumbent)
Mar. 2004	Director, Shoei Co., Ltd. (Incumbent)
April 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University (Incumbent)
June 2005	Director, Fuji Fire and Marine Insurance Co., Ltd. (Incumbent)
Nov. 2006	Director, Vantec Group Holdings Corporation (Incumbent)
April 2007	Director, Fukuoka Financial Group, Inc. (Incumbent)
June 2007	Director, Sony Corporation (Incumbent)

Number of the Company's shares held: 0 shares

Please note the followings:
1. Each candidate for directors has no special interests with the Company.
2. Sony Corporation is a parent company of the Company.
3. Mr. Teruhisa Tokunaka had been Representative Officer, Executive Deputy President and Chief Strategy Officer of Sony Corporation from June 2003 till June 2004 when he assumed his office as President and Representative Director of the Company.
4. Mr. Hiromichi Fujikata had been General Manager, Financial Business Planning Department of Sony

Corporation from November 2003 till April 2004 when he assumed his office as Executive Vice President and Representative Director of the Company.

5. Mr. Nobuyuki Oneda is Corporate Executive Officer, Executive Vice President and Chief Financial Officer of Sony Corporation.
6. Mr. Yasushi Ikeda is a candidate for Outside Director stipulated in Article 2, Paragraph 3, Item 7 of Enforcement Ordinance of the Corporation Law.
7. The Company has nominated Mr. Yasushi Ikeda as Outside Director because of its expectation that his considerable experiences and extensive knowledge acquired over many years as a lawyer will provide valuable opinions and suggestions to the management of the Company.
8. Mr. Yasushi Ikeda currently serves as Outside Director of the Company and his term of the office will be one year upon the conclusion of this meeting.
9. The Company has entered into a contract for limitation of liability for damages with Mr. Yasushi Ikeda in accordance with Article 427 (1) of the Corporation Law. The maximum liability amount of the contract shall be the maximum liability amount provided in Article 425 (1) of the Corporation Law. The Company will continue to execute such contract upon approval of his re-appointment.

Proposal 3: Election of One (1) Statutory Auditor

Statutory Auditor Mr. Masahiro Kodama will resign at the conclusion of this meeting. Accordingly, we propose to elect one (1) Statutory Auditor.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as follows:

Takatoshi Yajima (born on September 14, 1950)

April 1974	Joined Tokio Marine & Fire Insurance Co., Ltd. (current Tokio Marine & Nichido Fire Insurance Co., Ltd.)
July 1999	Transferred to Sony Assurance Inc., Head of Inspection Department
April 2002	Joined Sony Assurance Inc.
July 2003	Head of Business Support Department, Sony Assurance Inc.
Oct. 2005	Head of Internal Audit Department, Sony Assurance Inc.

Number of the Company's shares held: 8 shares

Please note that Mr. Takatoshi Yajima has no special interests with the Company.

Exhibit 9.

Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.
The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Sony Financial Holdings Inc.

Notice of Resolution at the 4th Ordinary General Meeting of Shareholders

Security Code: 8729
June 26, 2008

Dear Shareholders,

Sony Financial Holdings Inc. (hereinafter "the Company") hereby informs you of the reports submitted and resolutions reached at its 4th Ordinary General Meeting of Shareholders as detailed below.

Sincerely yours,

Teruhisa Tokunaka
President, Director
Sony Financial Holdings Inc.
1-1, Minami Aoyama 1-chome,
Minato-ku, Tokyo

Reported Matters:

1. Business Report and Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008), as well as the audit reports of the Independent Auditors and the Board of Statutory Auditors for Consolidated Financial Statements were reported.
2. Non-Consolidated Financial Statements for the Fiscal Year (from April 1, 2007 to March 31, 2008) were reported.

Resolved Agenda:

Proposal 1: Appropriation of Surplus
Approved as proposed, with the payment of year-end dividend of ¥3,000 per common share.

Proposal 2: Election of Eight (8) Directors
Approved as proposed, with the reelection of Teruhisa Tokunaka, Hiromichi Fujikata, Taro Okuda, Shinichi Yamamoto, Shigeru Ishii, Nobuyuki Oneda, and Yasushi Ikeda and new election of Ryuji Yasuda as Director. All of them have assumed their respective offices.

Proposal 3: Election of One (1) Statutory Auditor
Approved as proposed, with the election of Takatoshi Yajima as Statutory Auditor. He has assumed his office.

Notice

***Payment of Dividend**

The year-end dividend will be paid with the enclosed "Receipt of Year-end Dividend". Please review the descriptions on the receipt and receive payment at a nearby Japan Post Bank branch or a post office. If you have already designated transfer to a bank account, please review the "Statement of Year-end Dividend" and "Confirmation of Dividend Transfer".

***New Management Structure**

The Company's Directors and Statutory Auditors are as follows:

President and Representative Director:	Teruhisa Tokunaka
Executive Vice President and Representative Director:	Hiromichi Fujikata
Director:	Taro Okuda
Director:	Shinichi Yamamoto
Director:	Shigeru Ishii
Director:	Nobuyuki Oneda
Director (Outside):	Yasushi Ikeda
Director:	Ryuji Yasuda
Standing Statutory Auditor (Outside):	Hiroshi Sano
Statutory Auditor (Outside):	Takemi Nagasaka
Statutory Auditor (Outside):	Hiroshi Ueda
Statutory Auditor:	So Sato
Statutory Auditor:	Takatoshi Yajima

RECEIVED
2008 SEP 23 A 7:22
FICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit 10.

(Brief Description in English)

June 2008

The 4th Term Report
"SHAREHOLDERS COMMUNICATION"

This Report concerning the period from April 1, 2007 through March 31, 2008 (the "Report") was sent to the shareholders of Sony Financial Holdings Inc. (the "Company") in June 2008.

The Report is not required to be prepared or made public under any rules or regulations in Japan; the Company, however, voluntarily prepares the Report and sends it to its shareholders.

The information in the Report which is material to an investment decision is substantially contained in the Annual Report dated August 2008 (Exhibit 12).

RECEIVED
2008 SEP 23 A 7:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 11.

RECEIVED
2008 SEP 23 A 7:23
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 13.

Press Release

Sony Bank's Capital Increased through Allocation of New Shares

April 17, 2008
Sony Financial Holdings Inc.
Sony Bank Inc.

At a meeting held today, the Board of Directors of Sony Financial Holdings ("SFH") resolved to implement a ¥6.0 billion capital increase of its wholly owned subsidiary, Sony Bank Inc. ("Sony Bank"), by completing the payment for shareholder allocation of Sony Bank's new shares, as outlined below.

Since its commencement of operations in 2001, Sony Bank has steadily expanded its scope of operations as an Internet bank catering to individual asset management. As of January 31, 2008, the bank's balance of deposits exceeded ¥1 trillion—the first time an institution specializing in Internet banking has reached this level—and this amount had risen to ¥1,144.3 billion as of March 31, 2008. Responding to an increase in Sony Bank's investment assets arising from its business expansion, SFH aims to enhance Sony Bank's net assets by increasing its capital, thereby ensuring its financial soundness.

1. **New shares to be allocated to SFH**
   60,000 common shares

2. **Payment**
   ¥6.0 billion (¥100,000 per share)

3. **Increase in common stock**
   ¥3.0 billion

4. **Change in Sony Bank capital structure**

	Before increase	After increase
Sony Bank shares issued and outstanding	500,000 shares	560,000 shares

Sony Bank's common stock held by SFH	500,000 shares	560,000 shares
Sony Bank's shareholder ownership by SFH	100%	100%
Sony Bank's common stock	¥25.0 billion	¥28.0 billion

5. **Payment date**

April 23, 2008

Note: This is an English-language summary of a Japanese announcement made by Sony Financial Holdings and Sony Bank on April 17, 2008. The summary was prepared by Sony Financial Holdings solely for the convenience of non-Japanese readers.

Exhibit 14..

Sony Financial Holdings

April 24, 2008
Sony Financial Holdings Inc.

Impairment Losses on Securities at the End of the Fiscal Year Ended March 31, 2008

Tokyo, April 24, 2008—Sony Financial Holdings Inc. announced today that the amounts of its impairment losses on securities at the end of the fiscal year ended March 31, 2008 are estimated to be as shown below.

(Billions of yen, unless otherwise noted)

(A) Total Amount of Impairment Losses on Securities at the End of the Fiscal Year Ended March 31, 2008	9.8
(B) Net Assets for the Fiscal Year Ended March 31, 2007 (A) / (B) x 100	270.1 3.6%
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2007 (A) / (C) x 100	18.3 53.6%
(D) Net Income for the Fiscal Year Ended March 31, 2007 (A) / (D) x 100	10.0 98.0%

(Note)
1. Total amount of impairment losses on securities at the end of the fiscal year ended March 31, 2008 (A, in the table) is estimated as of April 24, 2008.
2. We are now calculating the financial results for the fiscal year ended March 31, 2008. At this time, we foresee no change to the earnings forecasts, as announced on January 31, 2008, become necessary.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074 (9:00-17:30 JST)
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

RECEIVED
2008 SEP 23 A 7:23
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 15.

April 25, 2008
Sony Financial Holdings Inc.
(Code No. 8729 TSE 1st section)

Notice Regarding Loan Transaction Stock Selection

Tokyo, April 25, 2008—Sony Financial Holdings Inc. announced today that its stocks have been selected as loan transaction stocks. Its stocks have already been selected as Tokyo Stock Exchange 1st selection's marginable stocks.

Due to the loan transaction stock selection for this occasion, we believe that revitalization of buying and selling as well as fair share value formation will be further promoted through the improvements of liquidity and supply-demand relations of its stocks.

In all, we appreciate your continuing support for our activities.

1. Selection Announcement Date: April 25, 2008
2. Selection Date: May 7, 2008

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074 (9:00-17:30 JST)
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 16.

Sony Financial Holdings

May 14, 2008
Sony Financial Holdings Inc.

Notice of Financial Results Forecast for the Fiscal Year Ending March 31, 2009

Tokyo, May 14, 2008—Today, Sony Financial Holdings Inc. ("SFH") announced its financial results forecast for the fiscal year ending March 31, 2009 (April 1, 2008 to March 31, 2009), as follows.

(1) Consolidated Financial Results Forecast (April 1, 2008 to March 31, 2009)

(Billions of yen)

		Ordinary revenues	Ordinary profit	Net income
Half year	Forecast announcement	¥430	¥ 18	¥ 10
	(Reference) Financial results for previous term (six months ended September 30, 2007)	¥ 404.6	¥ 27.5	¥ 16.7
Full year	Forecast announcement	¥ 884	¥ 37	¥ 21
	(Reference) Financial results for previous term (fiscal year ended March 31, 2008)	¥ 822.0	¥ 44.0	¥ 24.0

(2) Assumptions for Forecast

With regard to SFH's consolidated financial results forecast for the fiscal year ending March 31, 2009, ordinary revenue is expected to increase, reflecting the healthy expansion of each business. However, as for profits, ordinary profit and net income are expected to decrease owing primarily to the assumption that investment yields on general account assets which include capital gains on marketable securities will decrease this fiscal year compared to the preceding fiscal year in the life insurance business, and that system-related expenses will increase in the non-life insurance and banking businesses.

* Detailed information concerning the above forecast may be provided at the earnings announcement on May 16, 2008.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

*The scope of SFH's consolidated results includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., Sony Life Insurance (Philippines) Corporation and Sony Bank Securities Inc.

On May 14, 2008, Sony Corporation will announce its consolidated financial results for the fiscal year ended March 31, 2008. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the May 14, 2008, news release by Sony Corporation.

Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 17.

May 14, 2008
Sony Financial Holdings Inc.

Preliminary Consolidated Financial Results for the Fiscal Year ended March 31, 2008 (Prepared in Accordance with Japanese GAAP)

Tokyo, May 14, 2008—Today, the parent company of Sony Financial Holdings Inc. ("SFH"), Sony Corporation, is expected to announce its consolidated financial results for the fiscal year ended March 31, 2008, prepared in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"). Sony Corporation's U.S. GAAP results are expected to include financial results for Sony Group's Financial Services segment, which includes SFH and the SFH Group.

Although our preparation of financial results for SFH and the SFH Group, in accordance with generally accepted accounting principles and practices in Japan ("Japanese GAAP"), is not yet complete, preliminary consolidated financial results for the fiscal year ended March 31, 2008 (April 1, 2007 to March 31, 2008) are provided below as part of our efforts to disclose information to our shareholders and investors in a timely and appropriate manner.

We expect to announce our final consolidated financial results for the fiscal year ended March 31, 2008 on May 16, 2008.

1. Preliminary Consolidated Financial Results for the Fiscal Year Ended March 31, 2008 (April 1, 2007 to March 31, 2008)

(Billions of yen, unless otherwise noted)

	Ordinary revenues	Ordinary profit	Net income
For the Fiscal Year ended March 31, 2008 (Preliminary)	¥822	¥ 44	¥ 24
(Reference) For the Fiscal Year ended March 31, 2007 (Actual)	¥ 759.2	¥ 18.3	¥ 10.0

Note: Amounts of less than one billion yen have been omitted in the figures stated above for ordinary revenues, ordinary profit and net income of preliminary results for the fiscal year ended March 31, 2008. The above-stated figures are prepared in accordance with Japanese GAAP.

2. Principal Reasons For Changes in Consolidated Financial Results

During the fiscal year ended March 31, 2008, ordinary revenues for each of our three main operating subsidiaries increased and, in particular, the life insurance business delivered higher performance as the amount of individual insurance in force remained robust, boosting income from insurance premiums, together with an increase in general account investment income, resulting in an increase in consolidated revenues, compared with the preceding fiscal year. In the non-life insurance business, net premiums written increased in line with a rise in the number of policies, mainly for automobile insurance. In the banking business, business expansion pushed up interest income, such as interest on loans, contributing to the increase in consolidated ordinary revenues.

Ordinary profit rose, owing mainly to the absence of an increase in the current fiscal year of policy reserve as was incurred in the preceding fiscal year, and to an increase in gains from general account asset investment in the life insurance business. The non-life insurance business and banking business also delivered profit increases, contributing to the growth in consolidated ordinary profit.

Consolidated net income also increased year on year.

Today, SFH also announced its financial results forecast for the fiscal year ending March 31, 2009. Please refer to these releases.

These preliminary interim results are based on information available to SFH's management as of this date, and may differ substantially from actual results expected to be announced on May 16, 2008 for a variety of reasons.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's interim consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc. and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's consolidated results for the fiscal year ended March 31, 2008 also includes Sony Bank Securities Inc.

On May14, 2008, Sony Corporation will announce its consolidated financial results for the fiscal year ended March 31, 2008. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the May 14, 2008, news release by Sony Corporation.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 18.

Sony Financial Holdings

May 16, 2008

Sony Financial Holdings Inc.

Announcement of New Management Team

Tokyo, May 16, 2008 – Sony Financial Holdings Inc. ("SFH") today announced that SFH has decided the following candidates for new management team, subject to the approval of the Ordinary General Meeting of Shareholders and the Board of Directors Meeting to be held on June 26, 2008.

1. Changes to the Member of the Board Scheduled for June 26, 2008:

Director

Newly Appointed:

Ryuji Yasuda (Current Position: Professor, Hitotsubashi University, Graduate School of International Corporate Strategy)

Resign:

Roji Chubachi

Statutory Auditor

Newly Appointed:

Takatoshi Yajima (Current Position: General Manager, Audit Department of Sony Assurance Inc.)

*Taketoshi Yajima will be Standing Statutory Auditor of Sony Assurance at June 25, 2008.

2. New Management Team as of June 26, 2008:

Title	Name	Positions at Sony Corporation and the SFH Group*
President Representative Director	Teruhisa Tokunaka	Director of Sony Bank Inc.
Executive Vice President Representative Director	Hiromichi Fujikata	Director of Sony Life Insurance Co., Ltd. Director of Sony Assurance Inc.
Director	Taro Okuda	President and Representative Director of Sony Life Insurance Co., Ltd.
Director	Shinichi Yamamoto	President and Representative Director of Sony Assurance Inc.
Director	Shigeru Ishii	President and Representative Director, and Corporate Executive Officer of Sony Bank Inc.
Director	Nobuyuki Oneda	Executive Vice President, Chief Financial Officer, and Corporate Executive Officer of Sony Corporation
Director	Yasushi Ikeda	
Director	Ryuji Yasuda	Director of Sony Corporation, Member of Audit Committee
Standing Statutory Auditor	Hiroshi Sano	Statutory Auditor of Sony Life Insurance Co., Ltd. Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takemi Nagasaka	Senior General Manager, Accounting Division of Sony Corporation
Statutory Auditor	Hiroshi Ueda	Standing Statutory Auditor of Sony Bank Inc.
Statutory Auditor	So Sato	Standing Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	Takatoshi Yajima	Standing Statutory Auditor of Sony Assurance Inc. Statutory Auditor of Sony Life Insurance Co., Ltd.

*The SFH Group indicates SFH, Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. Positions at Sony Corporation, Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc. are subject to the approval of each company's General Meeting of Shareholders and Board of Directors Meeting to be held on June 20, June 27, June 25, and June 24, 2007, respectively.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Sony Financial Holdings Inc. Corporate Communications
Tel: 81-(0)3-5785-1074
Website of Sony Financial Holdings Inc.: http://www.sonyfh.co.jp/index_en.html

Exhibit 19.

Press Release

Sony Life's Capital Increased through Allocation of New Shares

May 16, 2008
Sony Financial Holdings Inc.
Sony Life Insurance Co., Ltd.

At a meeting held today, the Board of Directors of Sony Financial Holdings ("SFH") resolved to implement a ¥10.0 billion capital increase of its wholly owned subsidiary, Sony Life Insurance Co., Ltd. ("Sony Life").

Since its commencement of operations, Sony Life has steadily expanded its operations through the sale of life insurance centered on its Lifeplanners (sales employees) and Partners (independent agencies). In August 2007, Sony Life established AEGON Sony Life Planning Co., Ltd.—a 50-50 joint venture with AEGON International B.V.—to prepare for the establishment of a joint life insurance company. The aim of this company is to expand Sony Life's business in individual annuity products in a business environment characterized by a declining birthrate and aging population. Once the new company receives its life insurance business license to satisfy Insurance Business Law requirements, Sony Life's capital will be increased through the allocation of new shares to SFH. The resulting ¥10.0 billion capital increase will be used to launch the joint business.

The SFH Group will continue striving to raise its corporate value by enabling each Group company to provide quality products and services to its customers.

1. **New shares to be allocated to SFH**
   5,000,000 common shares

2. **Payment**
   ¥10.0 billion (¥2,000 per share)

3. **Increase in common stock**
   ¥5.0 billion

4. **Change in Sony Bank capital structure**

	Before increase	After increase
Sony Life shares issued and outstanding	6,500,000 shares	7,000,000 shares
Sony Life's common stock held by SFH	6,500,000 shares	7,000,000 shares
Sony Life's shareholder ownership by SFH	100%	100%
Sony Life's common stock	¥65.0 billion	¥70.0 billion

5. **Payment date**

May 23, 2008

Note: This is an English-language summary of a Japanese announcement made by Sony Financial Holdings and Sony Life on May 16, 2008. The summary was prepared by Sony Financial Holdings solely for the convenience of non-Japanese readers.

Exhibit 20.

May 16, 2008
Sony Life Insurance Co., Ltd.

Disclosure of Embedded Value as of March 31, 2008

Tokyo, May 16, 2008 — Sony Life Insurance Co., Ltd. ("Sony Life"), a wholly-owned subsidiary of Sony Financial Holdings Inc., today announced its embedded value ("EV") calculations as of March 31, 2008. Sony Life discloses EV as one of the indices used to evaluate the corporate value of its life insurance business within the Sony Financial Holdings Group and the Sony Group. Sony Life maintains its accounting records and prepares its financial statements in Japanese yen in accordance with the Companies Act of Japan and the Insurance Business Law of Japan and in conformity with generally accepted accounting principles and practices in Japan ("Japanese GAAP"). Therefore, all of the statements made in this press release are based on Japanese GAAP. Sony Financial Holdings Inc.'s parent company, Sony Corporation, reports its financial statements in accordance with generally accepted accounting principles and practices in the United States.

Summary

Sony Life's EV as of March 31, 2008 and the amount of changes from the end of the previous fiscal year are as follows:

(Billions of yen)

		As of March 31, 2008	As of March 31, 2007	Change
EV		833.8	900.5	(66.7)
	Value of in-force business	638.9	638.8	0.1
	Adjusted net worth	194.8	261.7	(66.9)
Value of new business in the fiscal year		28.9	36.7	(7.8)

Value of in-force business = Present value of future after-tax profits on in-force business – Present value of cost of capital*.

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth = (a) Total net assets in the balance sheets* + (b) Reserve for price fluctuations + (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land – (f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

"Total net assets in the balance sheets" excludes net unrealized gain on bonds except for convertible and certain other bonds .

Value of new business in the fiscal year = Value of new policies written during the fiscal year.

The above-mentioned future after-tax profits on in-force business, the balance sheets used for the calculation of adjusted net worth, and other reserves are according to Japanese GAAP.

1. Embedded Value Results for Sony Life

The embedded value of Sony Life as of March 31, 2008, is as follows:

(Billions of yen)

		As of March 31, 2008	As of March 31, 2007	Change
EV		833.8	900.5	(66.7)
	Value of in-force business	638.9	638.8	0.1
	Adjusted net worth	194.8	261.7	(66.9)
Value of new business in the fiscal year		28.9	36.7	(7.8)

EV is calculated as the sum of the "value of in-force business" and "adjusted net worth." In Europe and Canada, EV is regarded as one of indices used for assessing the corporate value of a life insurance company.

The value of in-force business is calculated as follows:

Value of in-force business = Present value of future after-tax profits on in-force business
− Present value of cost of capital*.

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth is calculated as follows:

Adjusted net worth = (a) Total net assets in the balance sheets* + (b) Reserve for price fluctuations
+ (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land
− (f) Unfunded employees' retirement benefits liability
− (g) Deferred tax assets for (b), (c), (d), (e) and (f).

"Total net assets in the balance sheets" excludes net unrealized gains on bonds except for convertible and certain other bonds.

The above-mentioned future after-tax profits on in-force business, the balance sheets used for the calculation of adjusted net worth, and other reserves are according to Japanese GAAP.

Under Japanese GAAP, which applies to life insurance companies in Japan like Sony Life, the balance sheets do not indicate the present value of future profits on in-force business, while EV indicates the present value of future profits on in-force business, together with the company's adjusted net worth. For this reason, Sony Life believes EV serves as a supplement to the financial information provided under Japanese GAAP and is a helpful indicator used to evaluate corporate value. However, EV covers only existing in-force business as of the date of valuation, and does not include the potential value of future new business, which is also generally considered a constituent of the economic value of an insurance company.

2. Breakdown of Adjusted Net Worth

(Billions of yen)

		As of March 31, 2008	As of March 31, 2007	Change
Adjusted net worth		194.8	261.7	(66.9)
	Total net assets*	136.9	207.6	(70.7)
	Reserve for price fluctuations	24.1	20.9	3.2
	Contingency reserve	61.8	59.0	2.8
	Reserve for possible loan losses	0	0	0
	Net unrealized gains on land	8.4	6.8	1.6
	Unfunded employees' retirement benefits liability	(3.5)	(1.9)	(1.6)
	Deferred tax assets corresponding to preceding five items	(32.9)	(30.7)	(2.2)

* Excluding net unrealized gain on bonds except for convertible and certain other bonds

3. Major Assumptions

The major assumptions employed in the calculation of EV at March 31, 2008 were as follows. Note that different major assumptions are used in calculating EV results as of March 31, 2007.

Item	Assumptions
Discount rate	6.0%
Investment yield on new investments	Investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Operating expenses	Calculated using the cost for the maintenance and administration of policies and for payments of claims is based on Sony Life's experience during the most recent fiscal year (FY2007)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2007).
Solvency margin ratio	For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed.

1) Discount rate

The discount rate assumption was set by adding Sony Life's assumed risk premium (4.5%) to the risk-free rate (the yield on 10-year Japanese government bonds: 1.28%), as of the end of the fiscal year.

2) Investment yield

(1) Investment yield on new investments:

The investment yield on new investments assumption was calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2008, and assuming that Sony Life invests only in Japanese government bonds every year.

Sony Life sets the assumed investment yield on new investments using neutral assumptions set in light of the market environment at the end of each fiscal year. Neutral assumptions are made to avoid potential complications arising from the fact that the more Sony Life invests in assets with higher expected rates of return, the higher the calculated EV. Sony Life believes that assets with higher expected rates of return have higher risks and should be adjusted by discount rates when calculating EV.

The implied forward rates that were used are as follows.

FY	Investment Yield
2008	0.57%
2009	0.61%
2010	0.81%
2011	0.98%
2012	0.98%
2017	2.78%
2022	3.18%
2027	3.50%
2032	3.40%
2037	3.51%

(2) Investment yield on existing assets:

The investment yield on existing assets assumption was calculated separately for each asset, based on the following assumptions:

- For existing bonds other than convertible and certain other bonds, Sony Life assumed that it would hold them to maturity.
- For convertible and certain other bonds, Sony Life's calculations assumed that it would conduct rebalancing as of the date of evaluation as follows:
  After reflecting the unrealized gains from convertible bonds into its adjusted net worth, Sony Life immediately reinvests the remaining amount into Japanese government bonds.
- For stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed that it would maintain a balance at the end of the fiscal year within its own established internal limits for holdings of such assets.

Interest, dividends and proceeds from redemptions are calculated with the assumption that Sony Life would reinvest these proceeds into Japanese government bonds.

The weighted average investment yields on new investments and existing assets that were used are as follows

FY	Investment Yield
2008	1.92%
2009	1.88%
2010	1.89%
2011	1.91%
2012	1.88%
2017	2.90%
2022	3.24%
2027	3.66%
2032	3.63%
2037	3.77%

4. Movement Analysis of EV from March 31, 2007

The change in EV from March 31, 2007 to March 31, 2008 is split into the following components.

(Billions of yen)

Item	Amount
(1) EV as of March 31, 2007	900.5
(2) Shareholder dividends	(6.5)
(3) Release from the value of in-force business	38.1
(4) EV of new policies for the year ended March 31, 2008	28.9
(5) Difference between assumptions and actual results for the year ended March 31, 2008	(113.2)
(6) Difference from changes in the assumptions	(14.1)
(7) EV as of March 31, 2008	833.8

Note: Item (3) corresponds to unwinding of the amount of discount for one year made as of March 31, 2007 on the value of in-force business.

5. Impact of Changing Assumptions (Sensitivities)

The impact of changing the underlying assumptions on EV at March 31, 2008 would be as follows:

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	83.1	916.9
	From 6.0% to 7.0%	(67.5)	766.3
Solvency margin ratio	From 600% to 500%	7.7	841.5
	From 600% to 700%	(8.6)	825.2
Investment yield: +0.25%*	On total investments	59.1	892.8
	On new investments	34.8	868.6
Investment yield: -0.25%*	On total investments	(61.2)	772.5
	On new investments	(35.0)	798.7
Mortality and morbidity	Assumption x 1.1	(65.3)	768.5
Lapse and surrender rate	Assumption x 1.1	(16.1)	817.7
Operating expenses	Assumption x 1.1	(6.5)	827.2

*The impact of changes in investment yield assumptions is shown after taking into account the impact on policyholders' dividends.

6. Notes

Regulations require that certain reserves be set aside for payments to be made under variable life insurance and annuity contracts with minimum guaranteed benefits issued in the fiscal year 2005 and thereafter. In calculating EV as of March 31, 2008, while setting aside the reserve for guaranteed minimum death benefits ("GMDB") based on Japanese GAAP, Sony Life evaluated the future cash flows on GMDB for all existing variable life insurance policies using the stochastic method. This evaluation reduced EV as of March 31, 2008 by ¥13.4 billion and reduced EV as of March 31, 2007 by ¥4.3 billion.

7. Opinion of Outside Specialist

Sony Life has obtained an opinion letter from Milliman, Inc., an independent actuarial firm that possesses insurance actuarial expertise, as attached.

8. Disclaimer

Statements made in this press release contain calculations based on assumptions regarding future projections that are subject to risks and uncertainties. Actual future results might differ significantly from the assumptions used in the EV calculations. Therefore readers are advised to be cautious and not place undue reliance on these EV calculations in assessing the corporate value of Sony Life.

Milliman

〒102-0083
東京都千代田区麹町1-6-2
アーバンネット麹町ビル 8F
Tel +81 3 5211. 7031 Fax +81 3 5211. 7033

Urbannet Kojimachi Bldg. 8F
1-6-2 Kojimachi, Chiyoda-ku
Tokyo, 102-0083, Japan
Tel +81 3 5211. 7031 Fax +81 3 5211. 7033
www.milliman.com

Submitted to:

The Board of Directors

Sony Life Insurance Co., Ltd..

May 14, 2008

Toshiyuki Ikuma, FIAJ

Managing Director & Senior Consultant

Opinion Regarding the Embedded Value Calculations of Sony Life

This opinion is offered in connection with embedded value calculations of Sony Life Insurance Co., Ltd. ("Company") as of March 31, 2008. Any distribution of this document must be in its entirety.

Qualifications

Toshiyuki Ikuma, Managing Director of Milliman, Inc. in Japan (hereafter referred to as "we"), is a Fellow of the Institute of Actuaries of Japan (hereafter referred to as "IAJ"). Ikuma is qualified as an actuary and is obligated to follow the Code of Conduct of the IAJ.

Professional Background

While no standard of practice has been drafted in Japan with respect to the development of embedded values, a broad consensus regarding methods and choice of assumptions can be said to exist worldwide, such as the Canadian Institute of Actuaries' *Interim Draft Paper on the Considerations in the Determination of Embedded Value for Public Disclosure in Canada*, and the CFO Forum publication *European Embedded Value Principles* and *the Basis for Conclusions* in Europe. Although we have not specifically adhered to the guidelines established in any particular jurisdiction, we have taken into consideration these guidelines and generally accepted principles in coming to this opinion.

Here, the Company does not state its published EV as compliant with the European Embedded Value Principles (EEV Principles). The value of in-force business and value of new business are presented on a traditional embedded value (TEV) basis. There is no explicit provision for the cost of certain options and guarantees that are included in the Company's policies, except for the cost of minimum guarantee risks associated with the Company's variable life insurance block of business. Consequently, this letter does not confirm the compliance with EEV Principles. Likewise, this letter does not confirm the compliance with market consistent embedded value principles that are currently being developed in Europe.

This letter represents a professional viewpoint, but should not be construed as a formal audit opinion, as that term would be used in the context of regulatory financial reporting.

In opining on embedded values, this letter is not offering an opinion on the market values of the Company, or its parents, Sony Financial Holdings Inc., and Sony Corporation.

For many reasons, market value may deviate materially from a calculated embedded value. Any valuation is a matter of informed judgment, and each investor should develop their own view of market value based on a detailed analysis of financial and qualitative information available about the Company, combined with a consideration of alternative investments, overall expectations regarding performance of the financial markets, attitude towards risk and return, and a variety of other factors.

Background

The Company professionals developed a financial model that can be used to project future cash flows and reported profits for the Company, given a set of experience assumptions. This model was used by the Company, along with balance sheet information and future experience assumptions, to calculate embedded values of the Company at March 31, 2008.

The Company asked us to review methods and assumptions for consistency with the Company experience and international actuarial standards for TEV calculation. In addition, we were asked to review the Company's model and results to form a broad conclusion regarding the accuracy of the technical calculations. We performed a limited review of the results of the calculations in aggregate and did not find any material issues. We did not perform detailed checks of the calculations, which was outside the scope of our assignment. Our review did not include a detailed audit of models.

Specifically, we undertook the following:

(1) Review of the Company adjusted book value for material consistency with (a) figures shown in reported financials and (b) the methodology used to project future profits in developing existing business value.
(2) Review of the general consistency of embedded value assumptions with recent and expected future experience
(3) Review of model fit, in particular, the accuracy with which balance sheet and recent income statement items are reproduced by the model.
(4) Review of the consistency of embedded value methods with international actuarial standards for TEV calculation.

Reliance

In the course of this work, our professionals depended on data and information provided by the Company. The data and information we have relied on can be broadly categorized as follows:

1. Information in the financial statements of the Company, in particular, the values of balance sheet assets and the size of reported liabilities.
2. Data and related information on in-force business at March 31, 2008, and other dates.
3. Data and information on historical and expected future gross premiums, investment income, benefit payments, cash values, operating expenses, other expenditures.
4. Information on business plans, in particular, the Company's expectation for future investment allocations, and the Company' s projections of future yields based on in-force assets and expected future investment policy.
5. Various experience studies, for example surrender and lapse rates, mortality, and morbidity, prepared by the Company professionals.
6. Various operational expense information, in particular, aggregate and unit expense analysis provided by the Company.
7. Future cash flows and other financial projection output developed by the Company professionals.

We performed no formal audit of this data and information, and the validity of this opinion is dependent on the accuracy of the data and information provided.

Embedded Value Results on which this letter is Opining

The embedded value results, as of March 31, 2008, that are the subject of this opinion, are summarized in the table below:

(Y 100 millions)

Item	Amount
Adjusted Book Value	1, 948
Existing Business Value, after tax and cost of capital	6, 389
Total Embedded Value	8, 338
Value One Year Sales	289

This embedded value does not reflect changes that may have occurred in experience or financial market conditions subsequent to the embedded value calculation date (March 31, 2008), and we have not considered such changes in rendering this opinion.

Analysts making use of these figures should have a thorough understanding of the underlying methods and assumptions. Assumptions, including projected yields, mortality, morbidity, surrender and lapse rates, and expense, as well as discount rates used in developing the values, are updated periodically. In order to understand EV trends, analysts should understand these assumptions, and the impact of changing assumptions from year to year.

Caveats with Respect to Embedded Values

While an embedded value can provide insight into the financial progress of a life insurance company, and, in conjunction with detailed supplemental analyses, may provide a benchmark as a starting point for the valuation of the company, no particular measure can be used as a sole means of valuation, and actual market value may differ materially from an embedded value.

Embedded values are dependent on a large number of assumptions with respect to future experience, such as investment earnings rates, policy surrender and lapse rates, policyholder mortality and morbidity, and corporate expenses. Assumptions were chosen in an effort to reflect recent experience and reasonable future expectations. However, due to the nature of long-term actuarial projections, future experience results will deviate, possibly materially, from those underlying the values shown above. Also, calculated embedded values will vary, possibly materially, as key experience assumptions are varied. Further, in the current environment in the Japanese and worldwide financial markets, material uncertainty exists with respect to asset valuations, a key component of embedded value.

It is important to appreciate that embedded values are developed using a single, deterministic set of assumptions. We have not undertaken dynamic risk analysis or applied other techniques that can enhance insight into a completely EEV compliant basis, with the exception of analysis undertaken in relation to the minimum guarantee risk associated with the Company's variable life insurance block. As such, embedded values should be used with caution, and only when supported by experts familiar with the appropriate use of such measures.

Opinion

I have reviewed that the methodology and assumptions used by the Company to calculate the value of in-force business and value of new business as of March 31, 2008. I have confirmed that the choice of assumptions is consistent with recent experience and a range of assumptions that would likely be chosen by professionals proficient in a TEV analysis. Subject to the caveats listed elsewhere in this letter, I have concluded that the methodology and assumptions used are reasonable, and consistent with international actuarial standards for TEV calculation.

Exhibit 21.

Sony Financial Holdings

May 21, 2008
Sony Financial Holdings Inc.

A Correction of Consolidated Financial Results (Japanese GAAP) for the Fiscal Year Ended March 31, 2008

Tokyo, May 21, 2008—Sony Financial Holdings Inc. announced today that the company made a correction to net income of Sony Bank (non-consolidated) on page 12 from 4,512 million yen to 4,492 million yen. You may find corrected earnings release as attached.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074 (9:00-17:30 JST)
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Holdings

ARIS
3-31-08

Annual Report 2008

Sony Financial Holdings Inc.

Contents

- "Lifeplanner" and "Lifeplanner Value" are registered trademarks of Sony Life Insurance Co., Ltd.
- "MONEYKit", "MONEYKit-ACTIVE" and "MONEYKit GLOBAL" are registered trademarks of Sony Bank Inc.
- "PostPet" is registered trademark of So-net Entertainment Corporation.
- "RiskGauge" is registered trademark of RiskMetrics Group

(Millions of yen)

	2004	2005	2006	2007	**2008**
Sony Financial Holdings (Consolidated)					
For the years ended March 31					
Ordinary revenues	—	653,259	758,711	759,280	**822,153**
Ordinary profit	—	12,269	25,377	18,354	**44,500**
Net income	—	6,375	11,537	10,021	**24,255**
As of March 31					
Total assets	—	3,282,269	3,917,048	4,323,780	**4,977,450**
Net assets[2]	—	182,817	263,040	270,179	**261,627**
Consolidated capital adequacy ratio (Domestic criteria)[3]	—%	12.17%	9.99%	12.01%	**14.62%**
Sony Life (Non-consolidated)					
For the years ended March 31					
Ordinary revenues	580,972	604,093	696,426	689,591	**741,250**
Ordinary profit	30,478	17,070	24,359	14,895	**39,290**
Net income	13,932	10,102	9,616	7,494	**18,514**
As of March 31					
Total assets	2,375,828	2,617,266	3,103,241	3,445,970	**3,659,786**
Net assets[2]	132,478	141,142	217,833	216,568	**182,671**
Sony Assurance					
For the years ended March 31					
Ordinary revenues	31,066	38,159	45,703	51,020	**55,649**
Ordinary profit (loss)	(1,941)	(2,806)	(764)	2,044	**2,817**
Net income (loss)	(1,330)	(1,981)	(441)	1,598	**2,185**
As of March 31					
Total assets	40,121	46,685	56,103	67,468	**78,645**
Net assets[2]	14,061	12,086	11,709	13,320	**15,385**
Sony Bank (Non-consolidated)					
For the years ended March 31					
Ordinary revenues	7,406	11,353	17,225	19,470	**25,988**
Ordinary profit (loss)	(2,202)	(1,659)	2,228	1,354	**2,746**
Net income (loss)	(2,206)	(1,663)	3,258	1,023	**4,492**
As of March 31					
Total assets	489,432	618,459	754,768	806,848	**1,211,000**
Net assets[2]	27,111	35,318	34,715	36,878	**35,712**
Non-consolidated capital adequacy ratio (Domestic criteria)[4]	10.29%	11.97%	9.24%	11.49%	**9.15%**

Notes: 1. All figures above are stated in millions of yen after discarding fractional amounts of less than ¥1 million.
2. From the fiscal year ended March 31, 2007, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Statement No. 5) and the "Implementation Guidance for the Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Implementation Official Notification No. 8) have been applied to the calculation of net assets and total assets.
3. Calculations of SFH's consolidated capital adequacy ratio for the fiscal years ended March 31, 2007 and 2008, are based on Article 52-25 of the Banking Law of Japan. The standards used to determine the capital adequacy ratio are based on Financial Services Agency ("FSA") Public Announcement No. 20 of 2006. SFH has employed Standard 2 (domestic criteria). Calculations for the fiscal year ended March 31, 2006, and prior fiscal years have been made in accordance with the previous standard, stipulated by Article 52-25 of the Banking Law, Ministry of Finance Public Announcement No. 62 of 1998. For all periods, insurance subsidiaries are excluded from calculation of the consolidated capital adequacy ratio.
4. Sony Bank's non-consolidated capital adequacy ratio (domestic criteria) for the fiscal years ended March 31, 2007 and 2008 were calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006. Calculations for the fiscal year ended March 31, 2006, and prior fiscal years have been made in accordance with the standard stipulated in the former public ministerial announcement.

■ Sony Financial Holdings (Consolidated)

Ordinary revenues
(Billions of yen)


900
600
300
0
06
07
08
(Year)
For the years ended March 31

Ordinary profit
(Billions of yen)


60
40
20
0
06
07
08
(Year)
For the years ended March 31

Net income
(Billions of yen)


30
20
10
0
06
07
08
(Year)
For the years ended March 31

Total assets
(Billions of yen)


6,000
4,000
2,000
0
06
07
08
(Year)
As of March 31

We create new financial services by generating ideas from the fundamentals

Founded on April 1, 2004, the Sony Financial Holdings Group (SFH Group) became Japan's first financial group to offer life insurance, non-life insurance and banking services under one umbrella.

The SFH Group is a financial services group that consists of Sony Financial Holdings Inc. (SFH), Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank), as well as other group companies.

Sony Financial Holdings Group (As of July 1, 2008)


Sony Financial Holdings
100%
100%
100%
Sony Life
Sony Assurance
Sony Bank
100%
100%
Sony Life Insurance (Philippines) Corporation
Sony Bank Securities

Corporate Vision

The SFH Group aims to integrate the diverse functions that are inherent to such financial services as savings, investment, borrowing and protection; offer high-value-added products and quality services that meet individual customers' economic needs; and become one of Japan's most trusted financial services groups.

Corporate Philosophy

Customer-Oriented

We consider each customer's input carefully and provide services to their satisfaction, helping them lead lives that are abundant and trouble-free.

Contributing to Society

We understand that financial services businesses have a certain public nature. As we pursue our vision, we contribute to society by maintaining high ethical standards and levels of responsibility. We also fulfill our other obligations as a member of society and a good corporate citizen.

Pursuing Originality

We always generate ideas from the fundamentals, and pursue originality and innovation while remaining unfettered by convention.

Corporate Culture with a Spirit of Freedom and Open-Mindedness

Our ideal for the financial services business recognizes the importance of each employee's contribution. Our corporate culture features a spirit of freedom and open-mindedness and takes full advantage of individuality and ability.

Information on the Sony Financial Holdings Group Companies (As of July 1, 2008)

Sony Financial Holdings Inc.

Established	April 1, 2004
Head office	1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan
Business	Management control of subsidiaries (life insurance companies, non-life insurance companies, banks and others) specified by the Insurance Business Law of Japan and the Banking Law of Japan and all duties incidental to that role
Common stock	¥19,900 million
Total number of shares outstanding	2,175,000 shares
Major shareholder	Sony Corporation 60% (see the information on major shareholders on page 89)

Sony Life Insurance Co., Ltd.

Established	August 10, 1979
Head office	1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo, Japan
Business	Life insurance business
Common stock	¥70,000 million
Total number of shares outstanding	70,000,000 shares
Share ownership	Sony Financial Holdings Inc. 100%

Sony Assurance Inc.

Established	June 10, 1998
Head office	37-1, Kamata 5-chome, Ota-ku, Tokyo, Japan
Business	Non-life insurance business
Common stock	¥20,000 million
Total number of shares outstanding	400,000 shares
Share ownership	Sony Financial Holdings Inc. 100%

Sony Bank Inc.

Established	April 2, 2001
Head office	9-11, Akasaka 2-chome, Minato-ku, Tokyo, Japan
Business	Banking business
Common stock	¥28,000 million
Total number of shares outstanding	560,000 shares
Share ownership	Sony Financial Holdings Inc. 100%

Sony Life Insurance (Philippines) Corporation

Established	August 26, 1998
Head office	Makati City, Philippines
Business	Life insurance business
Common stock	937 million Philippine pesos
Total number of shares outstanding	9,370,000 shares
Share ownership	Sony Life Insurance Co., Ltd. 100%

Sony Bank Securities Inc.

Established	June 19, 2007
Head office	17-22, Akasaka 2-chome, Minato-ku, Tokyo, Japan
Business	Financial products and exchange business
Common stock	¥1,500 million
Total number of shares outstanding	30,000 shares
Share ownership	Sony Bank Inc. 100%

A Business Model Specifically for Individual Customers

The Sony Financial Holdings Group uses uniquely differentiated sales channels to provide high-quality financial services consistently and from the customer's viewpoint.

While respecting the management independence of the companies under its umbrella, Sony Financial Holdings (SFH), a holding company which holds Sony Life, Sony Assurance and Sony Bank as its core companies, works to design and implement integrated and comprehensive groupwide financial business strategies, by developing integrated services and products that can be deployed across the SFH Group and promoting functional synergies.

Principal Sales Channels

Sony Financial Holdings

Sony Life

ともに生きるということ
LIFEPLANNER VALUE.



Providing high-quality services via a sales team with strong consulting expertise

- □ Lifeplanner sales employees
- □ Partners (independent agencies)

Sony Assurance

FEEL THE *Difference*
この違いが、保険を変えていく。



Providing high-quality insurance services with reasonable premiums

- ■ Telephone
- ■ Internet

Sony Bank

MONEYKit



Providing unique products and services that help customers benefit from the Internet's characteristics

- □ Internet

SFH Group Growth Strategies

Our group growth strategy is to promote the sustainable and stable expansion of each business, while ensuring the financial soundness of each group company. In addition to individual company growth, we work to enhance our synergistic effects in the provision of products and services as well as in the sharing or mutual use of sales channels and infrastructure to offer high-value-added products and services that traditional financial institutions have not been capable of providing in the past.

We also strive to raise corporate value by aggressively considering new business developments outside our existing sphere of operations.

Main Products	Strengths	Growth Strategies
□ Death-protection insurance □ Medical insurance, other	□ Provision of insurance tailored to each customer's needs through consultations on customers' life planning □ Extensive after-sale follow-up services ▷ A low lapse and surrender rate and steadily increasing policy amount in force ▷ Ongoing high levels of customer satisfaction	□ Focus on the highly profitable death protection field, in which consulting-based sales functions most effectively □ Concentrate on the medical and nursing care fields □ Actively develop products in the field of individual annuities, through a planning company established jointly with the AEGON Group
■ Automobile insurance (risk segmented) ■ SURE medical and cancer insurance	■ Highly unique insurance products at more reasonable insurance premiums compared to other insurers ■ Able to provide high-quality services while maintaining price competitiveness against other insurers ▶ Maintaining a firm leadership position, with a share of more than 30% of the direct automobile insurance market ▶ Ongoing high levels of customer satisfaction	■ Maintain our leading position in the direct non-life insurance market, aiming to expand the overall direct non-life insurance market as well as Sony Assurance's market share ■ Ensure high profitability by setting reasonable rates and appropriately controlling operating expenses
□ Deposits (yen, foreign currency) □ Mortgage loans □ Investment trusts, others	□ Low-cost structure as an Internet bank without physical branches □ Provision of a highly advantageous and convenient product lineup ▷ Stable expansion of deposits and loans ▷ Ongoing high levels of customer satisfaction	□ Diversify our revenue sources and expand our operations by continuing to introduce new products and services with special features □ As an asset management bank for individuals, enhance offerings centered securities and foreign currency related products



Teruhisa Tokunaka
President,
Representative Director
(Right)

Hiromichi Fujikata
Executive Vice President,
Representative Director
(Left)

FY2007 in Review

In FY2007, ended March 31, 2008, Sony Financial Holdings Inc. (SFH) began a new stage by listing its shares on the First Section of the Tokyo Stock Exchange on October 11, 2008.

The SFH Group, with its three subsidiaries—Sony Life, Sony Assurance and Sony Bank—provides high-quality financial services taking into consideration the viewpoint of individual customers. Our listing is the culmination of the support from our numerous customers for the products and services that each subsidiary has offered since its foundation. We continue to aim at being the financial group most trusted by its customers. At the same time, as a listed company we consider the enhancement of returns to shareholders as well as return on equity among our most important management tasks. To this end, we are working to strengthen our management base and enhance our corporate value.

Turning now to a review of the activities of each of our principal businesses during FY2007, we begin with Sony Life. This subsidiary conducts life insurance business, takes a consulting-based sales approach through its Lifeplanner sales employees and Partners (independent agencies) and offers protection tailored to each individual's life plan. In addition, Sony Life provides finely tuned after-sales follow-up services. With a commitment to contribute to customers' lives, Sony Life has adhered to its corporate slogan of Lifeplanner Value and endeavors to provide services that only it can deliver. In FY2007, new policy amount* rose 10.9% from the previous fiscal year, to ¥3,802.5 billion, and policy amount in force* increased 4.1%, to ¥31,497.3 billion, both continuing the steady growth since the company's commencement of operations.

In line with the ongoing aging of Japanese society, demand for annuities is increasing. To meet this demand, in August 2007 Sony Life established AEGON Sony Life Planning Co., Ltd., as a 50–50 joint venture with the AEGON Group of the Netherlands. The new company is preparing the way for us to establish a life insurance company that will develop individual annuity products for sale at the counters of banks and other financial institutions, as well as through the Lifeplanner sales channel. The new entity will combine the AEGON Group's product development expertise in individual annuities and Sony Life's high-quality consulting-based sales to deliver more extensive life planning services to customers and strengthen support for them as they age. We are currently preparing to start operations in FY2008.

In December 2007, Sony Life obtained permission to handle banking agency business for Sony Bank. To this end, Sony Life's Lifeplanner sales employees, who have been introducing Sony Bank mortgage loans since December 2004, will conduct banking agency business on behalf of the bank from January 2008. In other words, they are now allowed to provide explanations of Sony Bank's mortgage loan products, as well as to deliver applications to customers. At Life Planning SQUARE, the life planning showroom that Sony Life operates in the Sony Building in Ginza, Tokyo, Sony Life has started to set up new Sony Bank accounts for customers in addition to the bank's mortgage loans.

* New policy amount and policy amount in force indicate the total of individual life insurance and individual annuities.

Sony Life also conducted investigations into the status of claims and other payments from FY2001 to FY2005. Sony Life announced its results publicly, notified all customers to whom the company could have failed to make proper payment and paid restitution. To prevent such events in the future, Sony Life has established a claims payment management system and regards this as a top management priority. As part of its efforts, in August 2007 Sony Life commenced quarterly disclosure on its website of the status of insurance claim and benefit payments and the number of customer complaints. These efforts are an ongoing initiative to win back the trust of customers, as well as to prevent similar situation from occurring.

Another subsidiary, Sony Assurance, which handles non-life insurance, communicates with customers directly over the telephone and via the Internet and provides high-quality insurance services with reasonable premiums. To offer its customers valuable differences that only it can provide, Sony Assurance listens carefully to its customers' opinions to improve communications and develop beneficial services.

On November 1, 2007, Sony Assurance initiated a second round of revisions to expand the protection provided by SURE medical and cancer insurance. The company began offering this product in June 2002. These recent policy revisions include a new type of protection that deals with risks associated with extended life spans, by doubling the maximum number of days per hospitalization for illnesses other than cancer and injury to 120 days for policyholders aged 60 or older. In addition, the policy premiums are cut in half compared with those applied before the policyholders celebrate their 60th birthday. Other revisions include a bone marrow donor support rider for SURE policyholders and extension of coverage for illnesses other than cancer and injury to pay hospital costs even for outpatients. By expanding the protection of SURE policies, Sony Assurance has responded to customers' needs.

As for customer service, in October 2007 Sony Assurance added the "On the Day, Any Day, Response" service. This service exemplifies the company's commitment to making an initial response to accident reports and conveying its results to policyholders on the day the reports are received—even on holidays and weekends.** By adding this commitment to existing services such as accepting accident reports 24 hours a day, 365 days a year and a commitment to automobile insurance policyholders to provide an initial response by an appointed staff member within three hours of receiving an accident report,*** Sony Assurance is determined to promptly ease the anxiety policyholders feel when they experience an accident.

In June 2007 Sony Assurance became the first Japanese non-life insurer to receive ISO 27001 certification for an information security management system. This certification represents an objective evaluation and verification of Sony Assurance's initiatives to appropriately establish and maintain operational and management systems for various information assets.

Operating under the slogan, Feel the Difference—a difference that will change insurance, Sony Assurance seeks to provide customers with valuable and distinctive products by offering a difference that could only come from Sony Assurance. Going forward, Sony Assurance will seek to provide products that meet various customer needs and services based on this deeply held commitment.

Sony Bank, which conducts the banking business, provides highly convenient quality financial products and services to individual customers over the Internet, with a focus on asset management. As of March 31, 2008, the balance of customer assets (the sum of deposits and investment trusts) increased dramatically and exceeded ¥1 trillion, rising 46.9% from one year earlier, to ¥1,247.3 billion. Particularly popular were yen time deposits that offered relatively high interest rates and these deposits surged 47.7%, compared with their level on March 31, 2007, to ¥892.6 billion as of March 31, 2008. Foreign currency deposits also increased rapidly, soaring 70.2% from the end of the previous fiscal year, to ¥251.7 billion, owing to the impact of yen appreciation and the bank's August 2007 introduction of a preferential system on foreign currency deposits. Mortgage loans increased 21.9% from the end of the previous fiscal year, to ¥338.8 billion.

As one of its major initiatives during FY2007, Sony Bank began in April 2007 to offer an insurance rider to cover the three major diseases on the bank's mortgage loan group credit life insurance, which is underwritten by Sony Life. The bank acted in response to broad-based customer demands.

In June 2007, Sony Bank established a wholly-owned Internet securities subsidiary, Sony Bank Securities Inc., to provide the bank's account holders with securities services, including equities from the standpoint of medium- to long-term asset management. Sony Bank Securities commenced operations in October 2007. At present, via Sony Bank's MONEYKit site customers can conveniently trade Japanese stocks, exchange traded funds (ETFs) and real estate investment trusts (REITs).

To accelerate the growth strategies by strengthening solidarity within the SFH Group, SFH acquired the shares of Sony Bank previously held by Sumitomo Mitsui Banking Corp., thus converting Sony Bank to a wholly-owned subsidiary.

Looking ahead, our growth strategies are to raise corporate value by providing high-quality financial services, backed by the ongoing business growth of each SFH Group company; strengthening ties among these

** This response time is for accident reports received (and confirmed as having the information needed for an initial response) and completed by 8 p.m. for which Sony Assurance is eligible to negotiate an amicable settlement on accident compensation. (Accident reports received between 8 p.m. and midnight are handled the following day.)

*** This response time is in the event of an accident report completed on a weekday, between 9 a.m. and 5 p.m.

companies; and developing new businesses. We consider FY2007 a year of initiating measures that should define the growth strategies of the SFH Group.

FY2007 Consolidated Operating Results

As for the SFH Group's consolidated operating performance during FY2007, ordinary revenues and ordinary profit increased for all businesses: life insurance, non-life insurance and banking. Consolidated ordinary revenues rose 8.3% year on year, to ¥822.1 billion, while consolidated ordinary profit increased 142.5%, to ¥44.5 billion.

In the life insurance business, policy amount in force remained robust, boosting income from insurance premiums, while general account investment income also grew, resulting in a 7.5% increase in ordinary revenues compared with the preceding fiscal year, to ¥741.3 billion. Ordinary profit was up 162.5% from the previous fiscal year, to ¥39.0 billion, even though insurance claims and other payments rose because the provision for policy reserve did not expand, as it did in the previous fiscal year.

In the non-life insurance business, net premiums written increased in line with a steady rise in the number of policies, mainly automobile insurance policies, pushing up ordinary revenues 9.1% compared with the preceding fiscal year, to ¥55.6 billion. Ordinary profit was up 37.8% year on year, to ¥2.8 billion, even though net losses paid increased in line with an increased number of policies in force, because the net loss ratio remained stable.

In the banking business, higher business volume pushed customer assets above ¥1 trillion, and the balance of mortgage loans grew steadily, leading to higher interest income. Ordinary revenues expanded 33.4% year on year, to ¥25.9 billion, and ordinary profit increased 77.4% from the previous fiscal year, to ¥2.4 billion.

SFH Group Growth Strategies

SFH respects the management independence of the companies under its umbrella, while it works to design and implement integrated and comprehensive group-wide financial business strategies by developing integrated services that can be deployed across the Group to generate functional synergies. With regard to the Group's growth strategies, as mentioned earlier we aim to promote the stable and sustainable growth of each business while ensuring the sound management of each company. In addition to individual company growth, we work to enhance our synergistic effects in the provision of products and services as well as in the sharing or mutual use of sales channels and infrastructure to offer high-value-added products and services that traditional financial institutions have not been capable of providing in the past. We also strive to raise corporate value by aggressively considering new business developments outside our existing sphere of operations.

In the life insurance business, we have made establishing and strengthening a claims payment management system a top management priority. On the sales front, we aim to expand our market share in death protection, which is currently one of our major business domains and continue to ensure profits. In addition to death protection, we will continue to focus on the medical and nursing care fields. As for individual annuities, we will establish a product development structure and strengthen this business foundation. In the medium term, possibly through activities that include mergers and acquisitions we aim to expand our business domains by broadening our businesses in Japan, and we will consider the possibility of making a move into overseas markets.

In the non-life insurance business, we expect operating expenses to rise in the short term due to the system-related investments. However, by continuously conducting effective advertising activities and enhancing sales channels and productivity, we will maintain our growth and improve our profitability.

In the banking business, we view FY2008 as the first year of the second launch stage, from which we expect growth to accelerate, thereby expanding business and strengthening profitability. While maintaining our customer-first management philosophy, our medium-term strategies focus on enhancing products and services, improving asset-liability management and raising trustworthiness. We aim to accelerate our rate of growth, establish a firm presence as an asset management bank, raise operating efficiency another notch, and achieve strong customer satisfaction. Through these efforts, Sony Bank aims to establish itself as the clear leader in customer satisfaction.

The SFH Group will work to reinforce its management structure and expand its operations. We would like to thank all of our stakeholders for their ongoing support and look forward to their continued cooperation.

July 1, 2008

T. Tokunaka

Teruhisa Tokunaka
President, Representative Director

Hiro Fujikata

Hiromichi Fujikata
Executive Vice President, Representative Director

Basic Stance on Corporate Governance

The SFH Group's corporate vision and philosophy is its basis for setting management strategy and expediting decision-making initiatives. One goal of our corporate vision is to become one of Japan's most trusted financial services groups. Although group subsidiaries have different histories, scales of operation and business characteristics, SFH works to achieve this goal by making the most effective use of the operating characteristics of, and information available from, each subsidiary. In taking this approach, we place the utmost importance on the soundness and accuracy of our operations. To this end, we have designed a management structure to ensure groupwide compliance and risk management.

SFH's Board of Directors* has eight members. Of these, two are SFH's representative directors, three are representative directors of subsidiaries within the group and one is an outside director. This structure is designed to ensure and expand the trustworthiness of the SFH Group.

The Board of Statutory Auditors* has five members, of whom three are outside statutory auditors. In line with the audit standards for statutory auditors and based on the audit policies and plans stipulated by the Board of Statutory Auditors, members are responsible for attending important meetings, including Board of Directors' meetings, and for examining the operations and financial condition of the Company as well as supervising the duties executed by directors.

We carefully monitor each subsidiary's management in a respectful manner and promote management's control with a view toward maximizing the group's corporate value.

*As of July 1, 2008

Corporate Governance Structure

■ Execution of Operations

The Board of Directors meets monthly, in principal, and is responsible for deliberating and determining important Company issues. The Board of Directors delegates to the Executive Committee the authority to deliberate and determine the execution of certain daily activities. The Executive Committee is composed of standing directors, SFH executives and SFH employees who are selected by resolution of the Board of Directors. This committee meets twice a month, in principal, and is attended by the standing statutory auditors. Non-executive directors may also attend these meetings.

■ Audits and Supervision

(Audits by Statutory Auditors)

SFH has a Board of Statutory Auditors (five auditors, of whom three are outside auditors).

(Internal Audits)

SFH has established an Audit Department, which is independent of the Company's operating divisions and is composed of dedicated internal audit personnel.

(Accounting Audits)

The Company has appointed PricewaterhouseCoopers Aarata as its accounting auditor.

■ Determining Compensation

SFH has formulated Compensation Advisory Committee Regulations to clarify the policies, systems and the process for determining the compensation of the representative directors of SFH and the companies under SFH's umbrella: Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc. (the "subsidiaries"). SFH has established the Compensation Advisory Committee to deliberate these matters. The committee consists of a small number of SFH directors, including an outside director. Whenever necessary, the committee receives advice from the SFH Board of Directors and comparable boards at its subsidiaries, and reports the results of its deliberations at each board meeting.

Basic Policy on the Internal Control System

In accordance with the Company Law of Japan and the Enforcement Regulations of the Company Law of Japan, SFH's Board of Directors has implemented the Basic Policy on Establishing the Internal Control System (described below). In line with this policy, SFH has established and now operates an appropriate internal control system.

■ Basic Policy on Establishing an Internal Control System

1. System to ensure that the execution of duties by directors and employees are legally compliant and in accordance with the Articles of Incorporation
   (1) The Board of Directors has established a code of conduct as a basic policy for compliance and made this code clear to SFH's executives, employees and subsidiaries.
   (2) The Board of Directors has created a compliance manual that provides specific compliance guidelines, and a compliance program that defines specific plans.
   (3) The Board of Directors has created a compliance supervisory department to promote its compliance program. The compliance supervisory department regularly reports to the Board of Directors on the progress of the compliance program.
   (4) The Board of Directors has formulated the Basic Group Policy on Eradicating Anti-Social Influences. This policy describes the firm stance the group takes to counter anti-social influences and build the structure necessary to fulfill this policy.

Corporate Governance Structure



Shareholders
SFH Group
SFH
Board of Directors
Board of Statutory Auditors
Statutory Auditors
Sony Life
Sony Assurance
Sony Bank
President
President
President

(5) The Board of Directors has established an internal hotline system and informed SFH executives, employees and subsidiaries about the system. This system allows employees or others who become aware of business policies, operations or other activities that contravene (or are in danger of contravening) laws and regulations to report directly to a hotline desk. The system prohibits any action from being taken against employees or others who provide such notification.

(6) The Board of Directors has established an internal audit supervisory department, which is independent from other operating departments. This supervisory department liaises and cooperates with the statutory auditors and the accounting auditor; monitors and verifies, from an independent and an objective viewpoint, the implementation and operational status of the internal control system; and reports regularly to the Board of Directors on the status of internal audits.

(7) The Board of Directors has formulated internal audit regulations, which define the basic policy regarding internal audits, and informed SFH's executives, employees and subsidiaries.

2. System for preserving and managing information related to the execution of duties by directors
SFH has established Record Archive Regulations to ensure that documents pertaining to the execution of duties by directors, such as at Board of Directors meeting and Executive Committee meetings. All records of approvals are appropriately preserved and managed in accordance with these laws and regulations.

3. Systems on regulations related to the management of danger of loss and other

(1) The Board of Directors has formulated the fundamental principles for risk management activities as basic policy for group risk management and informed SFH's executives, employees and subsidiaries.

(2) The Board of Directors has established a risk management supervisory department to manage risks appropriately for SFH and its subsidiaries, in accordance with each entity's scale, characteristics and type of business. This department reports regularly to the Board of Directors on the status of risk management.

(3) The Board of Directors evaluates its subsidiaries' capital adequacy to ensure that their levels of capitalization are sufficient in light of the risks directly facing the SFH Group and to implement appropriate capital allocations. If necessary, the Board of Directors takes measures designed to strengthen capital bases.

(4) The Board of Directors formulated contingency plans to build a system that enables the SFH Group to respond rapidly to a crisis and take measures to minimize the impact of these risks. The Board of Directors makes these plans known to SFH's executives, employees and subsidiaries.

4. Systems to ensure the efficient execution of duties by directors

(1) The Board of Directors has formulated approval regulations, organizational and task-sharing regulations and other internal provisions and created an appropriate structure for the efficient execution of duties.

(2) The Board of Directors has formulated business plan control regulations, which are employed to control non-consolidated and consolidated medium-term business plans and annual business plans.

(3) The department in charge of business planning reports regularly to the Board of Directors regarding the progress of groupwide plans.

5. System to ensure the appropriateness of operations by SFH and the corporate group, including SFH's parent company and subsidiaries

(1) In addition to exercising shareholder rights, as a financial holding company SFH ensures the appropriateness of its subsidiaries' operations by exercising management control in accordance with the management control agreements made between SFH and its subsidiaries.

(2) SFH deliberates and examines the appropriateness and compliance of groupwide transactions, alliances or new businesses by subsidiaries that have the potential to significantly impact the management of the group, before the commencement of those transactions. Such issues are resolved at or reported to the Board of Directors.

(3) SFH's Audit Department takes responsibility for ensuring that its subsidiaries have appropriate internal control systems in place and monitors and verifies the results of internal and third-party audits of subsidiaries.

(4) SFH and its subsidiaries submit management information about the group as needed to SFH's parent company and interact with the parent company's internal audit departments.

6. Items pertaining to employees who assist statutory auditors in their duties
If directors receive requests by statutory auditors for employees to be allocated to assist them in their duties, the directors assign such personnel without delay.

7. Independence from directors of employees assigned as mentioned directly above
Statutory auditors must agree to the appointment, removal and evaluations of employees assigned to assist them in their duties.

8. System for directors and employees to report to statutory auditors, and other reporting systems

(1) If directors or employees are requested to provide business reports to statutory auditors, they do so without delay.

(2) If directors or employees receive notice via the internal hotline system, they report immediately to the statutory auditors.

9. Other systems to ensure the effectiveness of audits by statutory auditors
Representative directors endeavor to forge and deepen relationships with statutory auditors based on mutual understanding and trust and foster the environment that is necessary for audits by statutory auditors.

Basic Policy on Eradicating Anti-Social Influences

SFH has formulated a Basic Group Policy on Eradicating Anti-Social Influences, described below, and has built the structures to take a firm stance on countering anti-social influences.

■ Basic Group Policy on Eradicating Anti-Social Influences

1. The SFH Group is keenly aware of the importance of strictly avoiding any affiliation with anti-social influences, from the viewpoints of social responsibility, compliance and corporate defense. To this end, the SFH Group has implemented systems to strictly avoid anti-social influences.
2. The SFH Group strictly rejects undue claims by anti-social influences. Furthermore, the Group has put in place a system for taking a firm stance on an organizational basis to counter undue claims.
3. The SFH Group is strengthening its cooperation with police and outside specialist organizations, even during the peacetime, to ensure appropriate assistance and cooperation in the event it receives threats from anti-social influences.

Basic Stance on Compliance

To ensure the ongoing health and appropriateness of business operations, SFH must encourage all the executives and employees to deepen their understanding of SFH's corporate philosophy and the laws and regulations that pertain to its businesses, foster compliance with these laws and regulations and manage its operations in a transparent and appropriate manner based on a strong sense of ethics. Including all these factors in its definition of "compliance," SFH considers compliance one of its most important management tasks. Accordingly, SFH has established systems to ensure that all executives and employees are fully aware of their duties and responsibilities under those laws and regulations.

As a financial holding company with insurance and banking subsidiaries, SFH is responsible for understanding the state of compliance of its group companies and advising these companies on compliance issues as it deems necessary. The first level of compliance-related responsibility lies with individual group companies, which are responsible for establishing systems to raise their level of compliance in line with their specific industry, type of operations and scale of business. SFH, on the other hand, has the role of maintaining an ongoing understanding of and promoting group companies' compliance from the viewpoint of group management.

Compliance Systems at SFH and SFH Group Companies

■ SFH's Compliance Systems

SFH's Board of Directors has established a compliance manual* and compliance program.** SFH mounts ongoing efforts to ensure the conformance and the state of progress of compliance and takes the initiative in establishing compliance systems for itself and its group companies.

Under authority delegated by its Board of Directors, SFH's Executive Committee directs each department to plan and enforce necessary compliance-related measures.

SFH's Corporate Control Department takes overall control of compliance planning, proposal creation and promotion. This department also monitors the compliance status of group companies.

■ Compliance Systems at SFH Group Companies

Group companies are responsible for establishing effective compliance systems in line with their specific industry and type of operations.

■ Compliance Meetings

SFH holds regular Compliance Meetings with group companies to conduct prior consultation on compliance-related issues and exchange information regarding the state of compliance promotion and legal issues. The Corporate Control Department serves as the secretariat for these meetings, whose members include SFH and group company executives, general managers and other staff in charge of compliance, depending on items being discussed. The results of meeting deliberations are reported to the Board of Directors and at meetings of other bodies.

Internal Hotline System

An internal hotline system is in place to enable executives and employees of SFH and the SFH Group companies, as well as temporary employees and the employees of business partners, to report business policies of the Sony Group, SFH and the SFH Group or operating or other activities that they are convinced contravene (or are in danger of contravening) laws and regulations or the internal regulations of the Sony Group, SFH or SFH Group companies. Informants may notify any of the hotline desks that have been established at each SFH Group company or the Compliance Hotline at Sony Corporation, which serves as the desk for the Sony Group, as appropriate. SFH is responsible for taking appropriate measures to protect informants and strictly managing and responding to any information they provide.

SFH communicates with Sony Corporation regarding appropriate responses to notifications received via the Compliance Hotline at Sony Corporation, as well as about notifications of issues having the potential to affect Sony Group companies other than those in the SFH Group.

* Compliance manual
This manual outlines SFH's compliance system, describes the group's corporate philosophy and indicates laws and regulations for conformance of which executives and employees should be aware. The manual also establishes measures for handling situations discovered to be in conflict with laws and regulations—non-compliant activities—and for confirming the compliance status.

** Compliance program
This program, conducted annually, in principal, defines a specific set of actions for confirming the state of compliance, as well as training and other related items.

One of SFH's roles as a financial holding company is to concentrate management resources and strengthen group-wide risk management in an integrated manner. The SFH Group's basic policy on risk management is described below.

SFH's Basic Policy on Group Risk Management

- As a financial holding company, we enhance the corporate value of the Group by aligning risk management with group-wide strategic objectives and management policies, while tailoring each operating subsidiary's risk management activities to the types of risk inherent in its specific business lines.
- We adopt all necessary supplemental measures to ensure effective risk management, while confirming each operating subsidiary's responsibility for establishing risk management policies to achieve its own management objectives.
- As a financial holding company, SFH takes steps to eliminate excessive concentrations of risk in specific areas, establish appropriate controls over intra-group transactions and control the spread of risk within the Group.

SFH's Board of Directors formulates the fundamental principles for risk management activities and transmits these requirements to directors and employees throughout SFH and its subsidiaries. The Board then recognizes the presence or types of risks that differ according to each subsidiary's scale, business and characteristics, and establishes structures to appropriately manage the various risks. SFH's Executive Committee, delegated by the Board of Directors, executes daily activities pertaining to group risk management. Specifically, while each subsidiary evaluates, monitors and manages each risk, the Corporate Control Department—which has overall control of SFH's risk management—coordinates with the risk management departments of those subsidiaries. The department also submits periodic reports to SFH's Board of Directors and Executive Committee on the risk management conditions recognized through monitoring or by holding Risk Management Meetings.

The Audit Department, on the other hand, conducts internal audits to verify the appropriateness and effectiveness of the overall risk management structure.

Risk Management Structure


SFH
General Meeting of Shareholders
Board of Statutory Auditors
Statutory Auditors
President and Representative Director
Board of Directors
Reporting
Reporting
Audit Department
Reporting
Executive Committee
Audits
Corporate Control Department
(Centralized risk management)
Risk Management Supervisory Department: Corporate Control Department
Investment-related risks
Market-related risk
Credit risk
Real estate investment risk
Insurance underwriting risk
Liquidity risk
Administrative risk
Systems risk
Legal risk
Risk Management Supervisory Department: Corporate Communications & Investor Relations Department
Reputational risk
Risk Management Supervisory Department: Corporate Planning Department
Business continuity risk
Confirmation
Reporting
Risk Management Meetings
Present risk management policies
Control, advice, monitoring
Sony Life
Sony Assurance
Sony Bank
Each company puts risk management into practice independently

The types of risk that SFH and its subsidiaries manage are indicated below.

▫ Market-related risk	▫ Credit risk	▫ Real estate investment risk	▫ Liquidity risk
▫ Insurance underwriting risk	▫ Administrative risk	▫ Systems risk	▫ Legal risk
▫ Reputational risk	▫ Business continuity risk		

The types and definitions of the risks that SFH and its subsidiaries manage are indicated below.

As outlined below, each Group company creates its own risk management system in line with its own scale, characteristics and type of business, optimizing its system for its own types and definitions of risk.

In accordance with changes in the operating environment and other factors, risk management departments review the risk types and definitions set forth below, adding to and changing this information as appropriate.

▫ Market-related risk, which we define as the risk of loss due to changes in the value of our assets, including off-balance-sheet assets such as derivative instruments, as a result of unfavorable fluctuations in interest rates, the value of securities, exchange rates and other factors.

▫ Credit risk, which we define as the risk of loss due to a decline in the value of our assets, including off-balance-sheet assets such as derivative instruments, as a result of deterioration in the financial position of the issuers of the debt obligations we hold or the counterparties to the derivatives and other contracts we have entered into.

▫ Real estate investment risk, which we define as the risk of loss due to a decline in the market value of our real estate or to a decline in the profitability of our real estate because of unfavorable changes in market rents or other factors.

▫ Liquidity risk includes:
- Cash flow risk, which we define as the risk of loss due to our inability make cash payments when due because of an inability to maintain sufficient cash reserves, as well as the risk of loss if we are forced to raise funds under unfavorable conditions in order to obtain cash to meet our payment obligations.
- Market liquidity risk, which we define as the risk of loss due to an inability to conduct market transactions, in particular from an inability to change our market position at a given time, as well as the risk of loss if we are forced to complete transactions under unfavorable market conditions, in each case due to market turmoil or other factors.

▫ Insurance underwriting risk, which we define as the risk of loss due to significant differences between the assumptions we use to establish appropriate premium levels, including assumptions regarding the expected frequency and scale of insured events and future economic conditions.

▫ Administrative risk, which we define as the risk of loss due to errors, misconduct, malfunctions and other factors related to problems with our internal administrative processes.

▫ Systems risk, which we define as the risk of loss arising from malfunctions, breakdowns, improper use or information leaks related to problems with our technology and other systems.

▫ Legal risk, which we define as the risk of loss due to violations of applicable laws, rules and regulations occurring during the course of our business operations, as well as the risk of loss due to litigation. In particular, we are exposed to legal risk with respect to:
- the provision of services, including the introduction of new businesses, products and services;
- our entry into various legal agreements, as well as the renewal, amendment, termination or rescission of such agreements; and
- various legal and administrative proceedings.

▫ Reputational risk, which we define as the risk of loss resulting from harm to our reputation in the market and among customers as a result of unethical behavior, unfair business practices, improper disclosure or other factors.

▫ Business continuity risk, which we define as the risk of an inability to continue our business operations as the result of a deterioration in our financial condition, liquidity problems, system failures, scandals, accidents, natural disasters and other crises.

Risk management systems at SFH Group companies are as follows.

Sony Life's Risk Management System

Amid the rapid liberalization and internationalization of financial markets, the activities of life insurance companies are becoming increasingly diverse and complex. For such companies, the optimal management of various risks—such as investment risk, insurance underwriting risk, operational risk, and legal risk—becomes more and more important every year. The various transactions that life insurance companies undertake carry inherent risks that cannot be completely avoided. Moreover, simply minimizing such risks is insufficient. Instead, it is necessary to grasp the nature of each type of risk, implement suitable controls and make preparations to ensure appropriate returns that are commensurate to the related risks, while also responding flexibly to the evolution of risk management techniques.

Sony Life works continuously to enhance its risk management organization. In FY2007 Sony Life reviewed its risk management policies and undertook an evaluation of risks related to new business activities that handle banking agency business. Sony Life has also established the claims payment management system as a top management priority, and continued its endeavors in this regard. Furthermore, when necessary Sony Life held meetings of its Risk Management Committee, which is composed of general managers of the several divisions responsible for the company's risk management, to discuss various company-wide risk management issues.

Sony Life often holds meetings of its Risk Management Committee, which is composed of general managers of the several divisions responsible for the Company's risk management, to discuss various company-wide risk management issues.

Sony Life also conducts stress tests and reports the results of those tests to its Executive Officers Board in order to evaluate the possible impact on its financial soundness of future unprofitability, and takes additional management and/or financial measures as necessary. As one aspect of its investment risk management activities, Sony Life conducts stress tests based on a worst-case scenario that exceeds normal market fluctuations, whereby interest rates, share prices and currency exchange rates all drop to historic lows. As one aspect of its insurance underwriting risk management activities, Sony Life performs stress tests during new product development that assume fluctuations in income and expenses.

In its Risk Management Manual, Sony Life sets forth its fundamental approach to risk management and the methods for applying its risk management policies, with full consideration of the specific characteristics of each type of risk.

Sony Life's Basic Risk Management Policy

By strengthening its risk management capabilities and executing optimal risk controls, Sony Life aims to ensure the soundness and appropriateness of its operations and to protect the interests of policyholders. In this way, Sony Life will improve its reputation as a trustworthy and credible life insurance company and thus fulfill its responsibility to society.

Risk Management Structure


General Meeting of Shareholders
Board of Auditors
Board of Directors
Chief Actuary
Executive Officers Board
Internal Audit Division
Risk Management Committee
Risk Management
Corporate Planning Division
Investment risk
ALM Division
Insurance underwriting risk
ALM Division
Operational risk
Other management risks
Market-related risk
Reinsurance risk
Administrative risk
Operations Administration Division
Office risk
General Affairs Division
Credit risk
Systems risk
Operations Administration Division
Personnel risk
Personnel Division
Sales Administration Division
Real estate investment risk
Liquidity risk
ALM Division
Legal risk
Compliance Division
Reputational risk
Corporate Communications Division
Management risk
Corporate Planning Division
Insurance subsidiary and affiliated company risk
New Business Promotion Division
Insurance Subsidiary and Affiliated Company
Business Offices

Specific Risk Management Procedures

- Investment risks

Investment risks can generally be divided into market-related risk, credit risk and real estate investment risk.

With respect to investment risks, Sony Life manages its asset allocation in accordance with internal regulations established in light of the importance of managing balance between assets and liabilities comprehensively, the specific characteristics of its liabilities and the need to maintain appropriate levels of capital. Sony Life involves its front-office and middle-office personnel in its risk monitoring activities and revises its risk management policies and procedures in light of evolving risk management practices in the life insurance industry.

- Market-related risk

Sony Life strives to maintain an investment portfolio that will provide stable medium- to long-term returns in light of the specific characteristics of its investment assets, including stability, liquidity, profitability and other factors. In addition, Sony Life establishes limits, as it deems necessary, as a means of controlling the magnitude of potential market-related losses.

- Credit risk

Sony Life exercises care in evaluating the credit quality of issuers when investing in debt obligations and strives to diversify its portfolio to avoid risks associated with concentrating its investments in the debt obligations of a small number of issuers or within particular industries. In addition, Sony Life strives to ensure the stability of its investments through self-assessment of the credit quality of its assets in accordance with internal regulations, establishing reserves and recording write-offs as appropriate.

- Real estate investment risk

In light of the low liquidity and large capital commitments that characterize real estate investments, Sony Life establishes objective standards to evaluate real estate investments and takes care to diversify its real estate investments in terms of timing and geographical location. In addition, in an effort to ensure the quality of its real estate investment portfolio, Sony Life manages each property individually and sells off properties that produce investment returns below minimum pre-determined levels or for which unrealized losses exceed pre-determined "alarm points."

- Insurance underwriting risk

With regard to insurance underwriting risk, Sony Life conducts appropriate insurance portfolio management, such as establishing policy limits as necessary on each type of insurance in line with accumulated policy reserves and capital levels. In addition, for each product it sells, the company maintains underwriting standards, reinsurance standards and reinsurance company selection standards, as well as criteria for the improvement or elimination of these standards. These internal regulations are clearly established and periodically reviewed.

Concerning reinsurance risk, Sony Life's policies on insurance in force and reinsurance provide controls intended to ensure that, in cases where underwritten risks exceed limits on insurance in force, excess risk is adequately managed through the appropriate use of reinsurance.

- Operational risk

Operational risk consists of administrative risk, systems risk and liquidity risk, each of which is described below.

- Administrative risk

Sony Life strives to continually improve its internal administrative processes to reduce risk by carefully analyzing the underlying causes of failures in administrative processes, undertaking evaluations of existing risk management procedures, and developing and communicating to its employees detailed internal regulations and providing manuals governing risk management procedures.

Further, as part of its efforts to prevent the recurrence of past failures in administrative processes, Sony Life has implemented a self-assessment program for its internal departments and undertakes periodic audits of its administrative risk management activities.

Sony Life has also developed internal regulations regarding the monitoring of third-party service providers as part of its efforts to control administrative risks relating to such providers.

- Systems risk

Sony Life separately manages the systems risk associated with its operation of existing information technology and other systems from those associated with the development of new information technology and other systems. Sony Life analyzes recent failures, threats and vulnerabilities affecting its existing systems infrastructure when determining its future systems needs. Sony Life also undertakes periodic testing of its systems to ensure appropriate risk management.

With regard to systems risks relating to third-party service providers, Sony Life has developed internal regulations regarding the monitoring of third-party service providers.

Sony Life has also developed a contingency plan to govern its response to potential disasters that may affect its ability to continue its operations.

- Liquidity risk

Sony Life aims to minimize its holding of low-liquidity assets and to adopt, and periodically review, internal regulations clarifying the methods for managing, reporting and settling cash payments in light of its immediate liquidity needs.

- Other risks

Other risks include legal risks, such as the risk of loss resulting from Sony Life conducting its operations in a manner that violates applicable laws, rules or regulations, and the risk of loss resulting from Sony Life's inability to exercise certain rights as a result of it conducting its operations in an inappropriate manner, even without any violation of law. Other risks also include reputational risks, including the risk of loss resulting from negative media coverage, rumors, defamation and other forms of criticism. Sony Life strives to establish risk management policies relating to these and other risks in order to ensure its ability to conduct its operations in a sound and appropriate manner.

- Accumulation of Policy Reserves Related to Third-Sector Insurance

Sony Life conducts a stress test and a liability adequacy test when accumulating policy reserves related to third-sector insurance.

- Stress Test and Liability Adequacy Test for Third-Sector Insurance
  Using various settings for each product, the stress test confirms risk coverage given the expected rate of accident occurrence and computes the contingency reserve on this basis. The contingency reserve is calculated for the amount of future benefits (10 years), based the difference between the amount calculated using the insured accident occurrence rate (hazard rate A) to cover risk that exceeds the normally expected scope and the insured accident incidence rate (hazard rate B), which covers the normally expected scope of risk.
  The liability adequacy test, on the other hand, is used to verify whether other sources of income and profit are sufficient to cover the amount of future benefits in the event that the results of the stress test indicate insufficient coverage of the amount of future benefits (10 years) using hazard rate B. If there exists a fiscal year when the financial resources, including additional sources of income and profit, are insufficient to cover the benefit, that amount corresponding to that shortfall need be accumulated as policy reserves.
  The methods for the stress test and liability test are stipulated by law, but the hazard rate and other factors used in these tests are based on Ministry of Finance Official Notification No. 231 (June 8, 1998). Liability adequacy test assumptions are based on Financial Supervisory Agency, Ministry of Finance Official Notification No. 22 (June 23, 2000).

- Stress Test and Liability Adequacy Test Results
  In preparation for uncertainty related to future worsening of the insured accident occurrence rate, Sony Life conducts the stress test and the liability adequacy test and ensures the appropriateness of its policy reserves related to third-sector insurance are sufficient according to these test results.
  Stress test and liability adequacy test results as of March 31, 2008, are given below.

(As of March 31, 2008)

Stress test (accumulated contingency reserve)	¥127 million
Liability adequacy test (accumulated premium reserve)	Not insufficient

Note: Policy reserves are segmented into accumulated premium reserve, prepaid insurance premiums and contingency reserves.

As part of its business, Sony Life manages personal information relating to its policyholders over long periods of time. In June 27, 2003, Sony Life became the company in Japan's life insurance industry to receive certification under information security management systems of the BS7799 Part 2 and ISMS standard for divisions conducting life insurance operations. BS7799 Part 2 was absorbed into the ISO certifications, and Japanese ISMS certification standards were revised to meet ISO standards. Therefore, in June 22, 2006 Sony Life converted its certifications to ISO/IEC 27001:2005 (JIS Q 27001:2006). Going forward, Sony Life will keep enhancing its information security to strengthen protection of the personal information of its customers and its own information assets.

Sony Assurance's Risk Management System

In recent years, rapid changes in technology, the regulatory environment and the economy have led to rapid growth in the diversity and complexity of the risks that face non-life insurance companies like Sony Assurance, and the importance of developing appropriate risk management policies and procedures increases each year. Sony Assurance regards risk management activities as one of management's top priorities. Sony Assurance undertakes efforts to strengthen its risk management procedures, including its ability to accurately identify potential risks and adopt appropriate preventative measures, as well as its ability to employ appropriate countermeasures with respect to risks that have actually materialized.

Sony Assurance's Basic Risk Management Policy

The company identifies the specific risks that it faces in its business and implements appropriate risk management procedures that address those risks, in an effort to ensure stable long-term profitability.

Risk Management Structure


Board of Directors
Executive Committee
Centralized Risk Management Division
Internal Control Committee
Risk Management Division
Risk Management Supervisory Division
Insurance underwriting risk
Product Planning Department
Investment risk
Finance Department
Liquidity risk
Accounting Department
Finance Department
Administrative risk
Customer Center,
Claims Service Department
Systems risk
Information System
Planning Department
Other risks such as accident, disaster, criminal and legal risk
Each Operational Department
Various recommendation reports by chief actuary
Audits by statutory auditors
Internal audits by the Internal Audit Department

Specific Risk Management Procedures

- Insurance underwriting risk

Sony Assurance has established a set of internal regulations regarding the management of insurance underwriting risk as one part of its overall efforts to establish appropriate risk management procedures. These internal regulations establish standards tailored to the actual underwriting risks faced by Sony Assurance and procedures regarding the appropriate use of reinsurance. These regulations also include provisions relating to risk management procedures to be implemented with respect to insurance products that exhibit higher levels of underwriting risk than was anticipated at the time of development and sale. Such procedures include the establishment of, or changes to, retention limits, discontinuation of products, pricing changes and other changes to related underwriting risk guidelines. Sony Assurance also undertakes semi-annual audits of its underwriting practices. These audits include evaluations of loss ratios with respect to specific products and, in cases in which the loss ratios differ significantly from prior expectations, an analysis of the effect of such differences on its financial condition and results of operations.

- Reinsurance risk management

Sony Assurance's basic policies regarding policies in force reinsurance risk management are included within its policies governing the management of insurance underwriting risk. Sony Assurance's policies governing the management of insurance underwriting risk have been established, and are periodically revised, upon the confirmation of its chief actuary and its Risk Management Division, with adoption following the subsequent approval of its Executive Committee and its Board of Directors. The reinsurance risk management activities of each department of Sony Assurance are subject to monitoring and approval by chief actuary and the Risk Management Division, as well as periodic reporting of those activities to Sony Assurance's Executive Committee. Request for significant changes to the existing reinsurance risk management practices by department heads requires the prior approval of Sony Assurance's Risk Management Division and its Executive Committee.

- Natural disaster risk

Sony Assurance faces the risk of significant financial loss related to natural disasters, such as earthquakes or storms, that affect a wide geographic area, resulting in the occurrence of a large number of insured events. In an effort to control its exposure to such risk, Sony Assurance engages in statistical analysis of the likelihood of such events and their estimated financial impact, obtaining reinsurance as appropriate in light of the results of its statistical analyses and its current level of special catastrophe reserve.

- Ensuring Appropriate Accumulation of Policy Reserves

To ensure the appropriate accumulation of policy reserves related to the third sector insurance, Sony Assurance conducts stress tests and liability adequacy tests based on the official notifications of relevant authorities. Insurance actuaries verify these results. For the stress text, various settings for the expected rate of accident occurrence are used to confirm coverage of risk that exceeds the normally expected scope. In the event that policy reserves are insufficient when changing the rate of expected accident occurrence for the stress test, a contingency reserve is accumulated to prepare for the payment of claims. For policy categories which the stress test judges to have an insufficient policy reserve , a liability adequacy test is performed to verify the amount of shortfall based on by an analysis of future cash flows for all policy categories by taking into account operating and other expenses as well as changing the expected rate of accident occurrence to fall within the normally expected scope.

- Investment risk

Investment risks can generally be divided into market-related risks and credit risk.

As part of its overall risk management activities, Sony Assurance has established internal regulations governing risk management procedures related to the specific investment risks that it faces. These regulations have been formulated in light of the characteristics and corresponding risks of the assets in Sony Assurance's portfolio, and are designed to assist in the prompt and accurate measurement, analysis and control of investment risk across that portfolio. Sony Assurance is also exposed to the risk of loss resulting from significant and unanticipated fluctuations in market conditions. As part of its efforts to control such risk, Sony Assurance engages in simulations that assume worst-case scenarios with respect to major market indicators, analyzing the potential financial and other effects of such market shifts. Sony Assurance strives to incorporate the results and lessons of these analyses into its everyday risk management practices.

- Liquidity risk

Sony Assurance sets investment limits on specific assets classes, in light of liquidity, profitability and other characteristics, in an effort to ensure sufficient liquidity of its assets and efficient cash flow management.

- Administrative risk

Sony Assurance has established internal regulations and manuals governing its administrative risk management activities. These regulations and manuals are tailored to the characteristics of its specific business activities and applicable laws and regulations. Sony Assurance periodically revises its regulations and manuals based on the results of its internal monitoring of administrative risk and administrative risk management activities, as well as in response to the results of internal inspections and audits, changes in the business and regulatory environment and other factors.

- Systems risk
  As part of its efforts to ensure the security of its information technology and other systems and prevent improper leaks of corporate information and customers' personal information, Sony Assurance has adopted a number of internal regulations and guidelines. These guidelines include the Information Security Policy, Basic Regulations Pertaining to the Safe Management of Personal Information Protection, Regulations Regarding the Protection of Customer Information, Regulations Governing the Use of Employee Information, Regulations Governing the Use of Employee Recruiting Information, an Information System Security Policy and Standards Governing the Use of Internal Information Systems. In addition, in June 2007 Sony Assurance received company-wide JIS Q 27001:2006 (ISO/IEC 27001:2005) certification for security system management.

- Accident, disaster, criminal and legal risk
  Other risks that Sony Assurance is exposed to include the risk of loss resulting from accidents, disasters and criminal activity, including injury, the loss of life and the loss of the trust of its clients. In an effort to minimize its exposure to these risks, Sony Assurance has adopted internal contingency procedures and regulations governing its response to large-scale disasters.

Sony Bank's Risk Management System

Positioning risk management as an important management issue, Sony Bank employs methods and systems that are designed to identify and manage a wide variety of risks from multiple angles.

Sony Bank's Basic Risk Management Policy

As part of its efforts to ensure the soundness and adequacy of its operations, Sony Bank seeks to increase profitability through sound risk-taking activities formulated on the basis of appropriate risk management procedures. In order to achieve this goal, Sony Bank believes it must ensure its ability to distribute resources and establish earnings targets in an appropriate manner. This requires that Sony Bank recognize and specify the risks that should be managed as part of its daily banking operations and quickly identify each type of risk it faces by engaging in comprehensive risk management activities under the guidance of its Board of Directors.

Risk Management Structure


Board of Directors
Internal Audit Department
President and Representative Director
Reporting
Audits
Reporting
ALM Committee
Executive Committee
Centralized Risk Management
Corporate Control Department
Market credit risk
Corporate Control Department
Market risk
Corporate Control Department
Liquidity risk
Corporate Control Department
Individual credit risk
Corporate Control Department
Administrative risk
Operations Planning Department
Legal risk
Compliance Department
Systems risk
System Planning Department
Reputational risk
Corporate Planning Department
Outsourcing risk
Corporate Control Department
Parent company business risk
Corporate Planning Department

Specific Risk Management Procedures

- Market risks
  With regard to market risk, in an effort to establish mutual supervision, Sony Bank has established separate front-, middle- and back-office divisions. In analyzing market risk, Sony Bank collectively analyzes its transactions with market participants, such as funding transactions, foreign exchange transactions, bond investments and derivatives contracts, as well as its deposit and lending transactions with retail customers on a daily basis to measure its exposure to transactional gains and losses and market risk. In measuring and managing its aggregate exposure to market-related risks, Sony Bank uses the value-at-risk, or VaR, method, which measures the maximum amount of losses that could occur within a given period. In addition, Sony Bank undertakes sensitivity analyses of its exposure to interest rate and exchange rate risks on a daily basis, and conducts stress tests on a monthly basis.

- Credit risk

  Sony Bank faces two types of credit risk: individual credit risk, which relates to loans to individual clients, and market credit risk, which relates to transactions with market participants.

  - Individual credit risk

    In extending loans to individuals, including mortgage loans, card loans and special purpose loans, Sony Bank conducts credit quality evaluations of the individual's cashflow characteristics and ability to repay the borrowed funds. In addition, in the case of mortgage loans the borrowed funds are collateralized by the underlying home, while in the case of card loans and special-purpose loans, the borrowed funds are guaranteed by third-party guarantors. These collateral and guarantee arrangements help Sony Bank to ensure the soundness of its loan assets and minimize its exposure to individual credit risk.

  - Market credit risk

    As a means of controlling its exposure to market credit risk, Sony Bank generally establishes limits on its holdings of certain classes of assets, credit limits and limits on the duration of its lending transactions, all of which are generally based on the external credit ratings of the issuers of the debt obligations it holds and its other counterparties. Sony Bank also maintains total capital levels based on the Basel II capital adequacy ratio requirements.

- Liquidity risk

  Sony Bank faces two types of liquidity risk: cash flow risk and market liquidity risk.

  - Cash flow risk

    Sony Bank manages its cash flow by classifying its payment obligations into separate categories based on the urgency of payment. Sony Bank monitors and manages its cash flow needs based on the status of each separate category.

  - Market liquidity risk

    Sony Bank strives to manage market liquidity by measuring the market liquidity of each of its products and, as appropriate, establishing and revising guidelines governing individual products.

- Administrative risk

  Sony Bank strives to identify and quantify various administrative risks through the analysis of internal data and through revisions to the flow of its business operations. Once specific administrative risks have been identified, in an effort to minimize the risk of loss from such risks, Sony Bank develops and introduces risk management procedures tailored to those risks. Sony Bank also strives to identify the individual administrative risks it faces in its day-to-day operations, promptly develop and apply effective countermeasures for those risks and conduct effective follow-up procedures.

- Systems risk

  Sony Bank is constantly working to improve its ability to identify, quantify and evaluate the systems risks that affect its business operations and transactions. Sony Bank strives to minimize its exposure to these types of risk by undertaking prompt and appropriate measures including revisions of its internal business processes and changes to its information technology and other systems.

- Outsourcing risk

  Outsourcing risk is the risk of loss resulting from an inability to rely on third-party service providers for contracted services due to problems with such parties' internal controls, information management practices or other factors. Sony Bank strives to minimize its exposure to this risk by identifying, quantifying and analyzing its exposure to specific risks and promptly adopting effective countermeasures.

- Legal risk

  Legal risk is the risk of loss due to such factors as illegal actions or contractual issues. Analysis of legal risks relating to contractual negotiations, business operations, transactions and products is jointly conducted by Sony Bank's compliance department and relevant department heads.

- Reputational risk

  Reputational risk describes the risk of loss due to damage to reputation in the marketplace or with clients of Sony Bank that could result from actions that contravene social mores, improper transactions or inappropriate information disclosure. Sony Bank strives to provide prompt and accurate disclosure in an effort to obtain and maintain the trust of its clients and the market.

- Parent Company* Business Risk

  Parent company business risk is the risk that the worsening of parent company operational performance could propagate outward and affect Sony Bank's performance, as well as the risk that control by the parent company could affect the independence of Sony Bank's management. For this reason, the bank maintains an arm's length relationship in terms of parent company management conditions and in transactions with the parent company group.

  * "Parent company" used in the context is Sony Bank's operational parent, Sony Corporation.

Taking into account the impact on its customer transactions and social and economic activities that could result from a disaster that would force Sony Bank to suspend its business activities, the bank has prepared a contingency plan that takes into account the economic damage it could incur. Because Sony Bank must manage and maintain highly confidential information relating its clients, including through open network mediums such as the Internet, it places great importance on its information security procedures. In May 2002, Sony Bank obtained certification under the global standard for information management, known as BS7799 Part 2, and in August 2002 it obtained ISMS certification from the Japan Information Processing Development Corporation. In October 2005, BS7799 Part 2 was absorbed into the ISO certifications, and in May 2006 ISMS standards were changed to JIS standards. In April 2006, Sony Bank received an ISO 27001 certification and shifted to this international standard for information security management systems. Sony Bank strives to maintain and improve its information security procedures.

Privacy Policy

SFH exercises the utmost caution to ensure that this information is managed appropriately and only for the express purpose for which customers have entrusted it to us. For its basic policy on the handling of personal information, SFH adheres to the privacy policy established by Sony Corporation.

Policies regarding Handling of Personal Information

(Compliance)

1. SFH will comply with the applicable laws and regulations including "Act on the Protection of Personal Information," obligations under the applicable ministerial guidelines and this Privacy Policy in handling Personal Information (information which can identify a specific individual).

(Use within Specific Purpose(s))

2. SFH will use personal information only within the scope necessary for the achievement of the purpose(s) of use which has been specified in advance, except for cases in which SFH has obtained in advance consent from the individual who provides his/her Personal Information (hereafter "the individual") and for cases permitted under the related laws or regulations.

(Obtaining Personal Information)

3. SFH will endeavor to clearly notify necessary information such as purpose(s) of use, names of user(s) as well as contact details and to obtain consent when asking for Personal Information. SFH may record in writing or in voice the contents of transactions and inquiries.

(Personal Information of Customers Under Fifteen (15) Years Old)

4. SFH will make special consideration for the handling of Personal Information of customers under fifteen (15) years old, e.g., to notify clearly in advance to ask such a customer to provide Personal Information only upon guardian's consent.

(Security Control Measures)

5. SFH will endeavor to maintain entrusted Personal Information to be accurate and updated to the extent necessary for the purpose(s) of its use. SFH will take necessary and appropriate security control measures in line with existing technical standards and will implement corrective actions as needed to protect entrusted Personal Information from unauthorized access, leakage, modification, loss, destruction, etc.

(Supervision of Subcontractor(s))

6. SFH may subcontract the processing of entrusted Personal Information to a third party within the scope necessary for the achievement of the purpose(s) of use. Such third party will be selected after confirming sufficient level of information security, and SFH will exercise necessary and adequate supervision to the party by such means as making contracts.

(Providing to Third Parties)

7. Without the consent of the individual, SFH will not provide Personal Information to any third party, except for cases permitted under the related laws or regulations. SFH will not provide Personal Information to any third party, based on the "Opt-Out System" (Article 23.2 of the Act on the Protection of Personal Information).

(Request(s) for Review, etc.)

8. SFH will, based on the provisions of the related laws or regulations, properly respond to comment(s) and request(s) from the individual regarding handling of Personal Information such as to review, correct, stop receiving further product or service information from SFH, or to delete Personal Information of their own after confirming their identity. Please contact the appropriate customer center under the guidance of each company to which you have provided your Personal Information.

(Continuous Improvement of Internal Systems)

9. SFH will continuously endeavor to improve internal compliance systems including appointing responsible officers for administration of Personal Information, updating this Privacy Policy through establishment of internal rules, education to directors, officers and employees, and appropriate internal audit to handle entrusted Personal Information properly.

SFH performs internal audits through its Audit Department. Reporting directly to the president and representative director, this department operates outside the other lines of operational reporting and, from an independent and objective position, verifies the appropriateness and effectiveness of internal controls, including governance processes, compliance and risk management. This department endeavors to perform highly effective internal audit activities to contribute to the sound and appropriate operations of SFH and its subsidiaries.

SFH's subsidiaries have their own internal audit departments, which perform activities designed to match their specific industry, scale of business and the types of risk they face. SFH's Audit Department remains constantly aware of its subsidiaries' internal audit activities by monitoring their audit plans and audit reports, and SFH's Audit Department reports periodically to the president, representative director and Board of Directors of SFH. If necessary, SFH's Audit Department may conduct audit activities of subsidiaries directly.

The Audit Department also cooperates with SFH's statutory auditors, who conduct operational audits based on the audit standards for statutory auditors. The Audit Department also maintains reciprocal relationships with SFH's statutory auditors and the independent auditor, while performing audits independently.

Internal Auditing Structure



SFH
President and Representative Director
Board of Directors
Audits
Board of Statutory Auditors
Statutory Auditors
Reporting
Reporting
Audit Department
Executive Committee
Audits
Operational Departments
Direct audit, as needed
Monitoring
Sony Life
Internal Audit Department
(Internal Audit Division)
Audits
Operational Departments
Sony Assurance
Internal Audit Department
(Internal Audit Department)
Audits
Operational Departments
Sony Bank
Internal Audit Department
(Internal Audit Department)
Audits
Operational Departments

Social Contribution Initiatives

The SFH Group recognizes that its participation in the financial services business comes with public obligations. Consequently, we contribute to society with a strong sense of ethics and responsibility and we conduct various activities to carry out our responsibilities as a member of society.

Volunteer Activities

Sony Life has established the Social Contribution Department to strengthen support and share information on volunteer activities undertaken by its employees throughout Japan. Along the same lines, Sony Life has created the Volunteer Coordination Committee.

Sony Life has designated the anniversary of its founding as Volunteer Day, when all employees are encouraged to consider and implement local clean-ups and other activities that benefit their community.

To help its employees actively contribute to society, Sony Life has established a volunteer leave program and implemented a leave program for bone marrow donors. Sony Life also donates to the Eye Mate Fund, supports Special Olympics Nippon (Japan) and offers a life-planning course for students who are preparing to make their own way in society.

Sony Assurance participates in fundraising activities for the Japan Committee for UNICEF. Sony Assurance also collects cancelled stamps to help organizations that provide medical care overseas.

Eye Mate Fund

Since FY1997, Sony Life has made financial donations to the Eye Mate Fund, established by The Eye Mate, Inc., which aims to help visually challenged people participate in society. Sony Life donates an amount each year that matches the total raised by its employees. In FY2007, Sony Life and its employees gave a total of ¥10.94 million to Eye Mate, bringing its cumulative donations for training guide dogs to more than ¥120 million.

Sony Life Volunteers' Club

After the Kobe Earthquake in 1995, a Sony Life volunteer group established the Sony Life Volunteers' Club, which provides support to people in areas affected by earthquakes. The club also cooperates with local organizations to offer a support network for the elderly and physically impaired victims of earthquakes. Now, after



Sony Life Volunteers' Club's hot springs bus tour

Support for Special Olympics Nippon (Japan)

Since FY1996, Sony Life has offered financial support to Special Olympics Nippon, an accredited nonprofit organization that helps people with intellectual disabilities by providing independence and opportunities to participate in the community through sports. Employees also volunteer to help conduct the events. Sony Life is increasing awareness and understanding of Special Olympics Nippon's activities through regional organizations and, among its other contributions, by supporting daily activities, charity concerts and movie screenings. By supporting Special Olympics Nippon, Sony Life will continue to facilitate the independence of people with intellectual disabilities and help them participate in their community.



Sony Life volunteer participants in the Special Olympics Nippon National Winter Games in Yamagata Prefecture more than 10 years the club continues to support the victims by planning and inviting them to bus tours to visit hot springs and holding events to help them remain active in their communities. Using this experience, Sony Life has provided support for people injured in the Niigata-Chuetsu Earthquake.

Sony Life also holds events to support youth education, encourages bone marrow bank donor registrations and participates in other grass-roots community activities.



Sony Life Volunteers' Club: Helping wheelchair-bound participants get on and off the bus at the Hot Springs Bus Tour

Environmental Initiatives

The SFH Group considers preserving the earth's environment as one of the most important issues facing people worldwide. We therefore conduct environmentally conscious activities and implement appropriate initiatives.

Acquisition of ISO 14001 Certification

Sony Life, Sony Assurance and Sony Bank have acquired ISO 14001 certification, the international standard for environmental management systems. All three companies pursue energy-saving activities, such as working toward targets for the reduced consumption of energy and photocopier paper and promoting green procurement to raise the portion of eco-products used as office supplies.

System for Using Green Power

In April 2005, Sony Life became the first company in the Japanese life insurance industry to employ the Green Power Certification System. This system promotes the use of green power to help protect the environment by reducing CO_2 emissions. At present, Sony Assurance and Sony Bank are also participating in this system, thereby helping to promote geothermal, wind-powered, solar, biomass, and other power generation that uses renewable energy resources.

Green Power Certification System

By trading the natural electric power (green power) generated from solar, wind, geothermal, biomass, and other natural energy sources as a form of certification, companies need not build their own power generating facilities. Even when distance to a green generation facility makes direct consumption of green power unfeasible, this system includes companies that consume green power indirectly. Consequently, this system helps companies contribute to the proliferation of natural electric power generation and to conserve energy and protect the environment as part of their voluntary measures. For more details on the green power certification system, please refer to the website of Japan Natural Energy Co., Ltd. (http://natural-e.co.jp/english/).

Helping Customers Contribute to Reducing Greenhouse Gas Emissions

Sony Bank has created a system through which customers can contribute to reducing greenhouse gas emissions by purchasing emissions rights on behalf of its customers who invest a certain amount in its eco-funds for donation to the Japanese government. Since Sony Bank purchases emission rights by using a portion of its commissions on the sales and custodial fees for the eco-funds, customers can participate in environmental preservation activities as they manage their assets.

■ Sony Financial Holdings ■ Sony Life ■ Sony Assurance □ Sony Bank

1979 August	■	Sony Prudential Life Insurance Co., Ltd., (the present Sony Life) is established
1981 April	■	Sony Prudential Life commences operations and introduces the Lifeplanner system
1986 October	■	Sony Prudential Life launches sale of variable life insurance (whole-life protection)
1987 July	■	Sony Prudential Life reaches agreement with Prudential to terminate joint venture contract
September	■	Sony Prudential Life changes corporate name to Sony Pruco Life Insurance Co., Ltd. (the present Sony Life)
1989 October	■	Sony Pruco Life establishes independent agency system
1991 April	■	Sony Pruco changes corporate name to Sony Life Insurance Co., Ltd.
1992 April	■	Sony Life commences sales of comprehensive medical insurance
1998 June	■	Sony Insurance Planning Co., Ltd. (the present Sony Assurance) is established
August	■	Sony Life establishes Sony Life Insurance (Philippines) Corporation in the Philippines
1999 April	■	Sony Life commences sales of whole-life comprehensive medical insurance
September	■	Sony Insurance Planning changes corporate name to Sony Assurance Inc. Sony Assurance begins writing automobile insurance policies via the Internet


自動車保険を賢く選ぶ、
年に一度のチャンス!

Sony Assurance's transit advertisement at the commencement of its operations

October	■	Sony Assurance begins writing automobile insurance policies over the telephone
2001 April	□ ■	Sony Bank Inc. is established Sony Assurance opens Claims Service Center
2001 May	■ ■	Sony Life's Lifeplanner sales employees commence sales of Sony Assurance's automobile insurance
2001 June	□	Sony Bank commences operations (products comprise ordinary yen deposits, yen time deposits, investment trusts and card loans) Sony Bank launches the MONEYKit service site


MONEYKit
http://moneykit.net/

Sony Bank's MONEYKit interface at the time its operations started

2001 September	□	Sony Bank starts handling foreign currency deposits


MONEYKit

Sony Bank's advertisement on foreign currency deposits

2002 March
- □ Sony Bank starts offering mortgage loans
- ■□ Sony Life commences underwriting of group credit life insurance for mortgage loans extended by Sony Bank

June
- ■ Sony Assurance begins offering medical and cancer insurance
- ■ Sony Assurance opens Sapporo Customer Center
- □ Sony Bank begins offering special-purpose loans


Sony Assurance's Customer Center

2004 April
- ■ Sony Financial Holdings Inc. is established
  Sony Life, Sony Assurance and Sony Bank become subsidiaries of Sony Financial Holdings

June
- ■□ Sony Bank commences sales of individual annuities offered by Sony Life

October
- ■□ Sony Assurance begins offering fire insurance to mortgage loan customers of Sony Bank

December
- ■□ Sony Life's Lifeplanner sales employees begin introducing Sony Bank's mortgage loans

2005 July
- ■ Sony Life registers Lifeplanner Value trademark

December
- □ Sony Bank begins handling credit card settlements
  Sony Bank commences financial products intermediary service

2006 April
- ■ Sony Assurance launches "Customers and Sony Assurance Communication Site"

June
- □ Sony Bank launches mobile banking service

September
- ■ Sony Life opens Life Planning SQUARE showroom in the Sony Building in Ginza, Tokyo
- ■ Sony Life ties up with Watami Co., Ltd. in the nursing care business


Sony Life's Life Planning SQUARE

October
- □ Sony Bank begins offering new card loans
- ■ Sony Life completes construction of Sony City, the new headquarters of Sony Corporation

2007 June
- □ Sony Bank establishes a wholly-owned subsidiary, Sony Bank Securities Inc.

August
- ■ Sony Life establishes AEGON Sony Life Planning Co., Ltd.

October
- □ Sony Bank Securities and Sony Bank to launch securities intermediary services
- ■ Sony Financial Holdings is listed on the First Section of the Tokyo Stock Exchange

December
- ■□ Sony Life receives permission to handle banking agency business for Sony Bank

2008 March
- ■□ Sony Bank to become wholly-owned subsidiary of Sony Financial Holdings

May
- □ Sony Bank begins offering foreign exchange margin transactions


MONEYKit
住宅ローン

April 2007

Sony Bank Begins Offering Sony Life Mortgage Loan Group Credit Life Insurance Rider to Cover Three Major Diseases

Sony Bank began offering an insurance rider for protection against three major diseases. Sony Life is the life insurance underwriter on this mortgage loan group credit life insurance. Under the rider, insured parties who are diagnosed with cancer, myocardial infarctions or cerebral embolisms are entitled to receive claim payments equivalent to their outstanding mortgage loan balances.


MONEYKit

June 2007

Sony Bank Establishes Sony Bank Securities

In June 2007, Sony Bank established Sony Bank Securities Inc. as its wholly-owned Internet securities subsidiary, and in October began offering securities intermediary services via this company. By establishing the systems to offer shares and other marketable securities as well as deposits, investment trusts and other asset management products via its MONEYKit site, Sony Bank aims to offer unique securities intermediary services. By raising the convenience of cash settlements between banking and securities transactions, as well as enhancing the lineup of products and services, Sony Bank will keep responding to more broad-based customer needs for asset management over the medium to long term.


SURE

SURE medical and cancer insurance product pamphlet.

August 2007

Sony Assurance Revises SURE Medical and Cancer Insurance Policies

Sony Assurance made the second revision of SURE medical and cancer insurance, for which the company commenced sales in June 2002. The revision became available as of November 1, 2007. In preparation for the revision Sony Assurance began canvassing for applications in August 2007. These policy revisions include a new type of protection that deals with risks associated with extended life spans, by doubling the maximum number of days per hospitalization for illnesses other than cancer and injury to 120 days* for policyholders aged 60 or older. In addition, the policy premiums are half of those applied before the policyholders celebrated their 60th birthday. Other revisions include a bone marrow donor support rider for SURE policyholders and extension of coverage for illnesses other than cancer and injury to pay hospital costs even for patients undergoing same-day, in-out hospitalization.* By expanding the protection of SURE policies, Sony Assurance has responded to customers' needs.

* As in the past, in the event of hospitalization these policies pay an unlimited number of days of hospitalization claims for same-day, in-out hospitalization, regardless of age.



August 2007

Sony Life Establishes AEGON Sony Life Planning

Sony Life established AEGON Sony Life Planning Co., Ltd., as a 50–50 joint venture with the AEGON Group of the Netherlands. AEGON Sony Life Planning is preparing the way to establish a life insurance company that will develop individual annuity products for sale at the counters of banks and other financial institutions, as well as through the Lifeplanner sales channel. We are currently targeting to commence operations at the new company within FY2008.



SFH President and Representative Director Teruhisa Tokunaka rings the bell at the Tokyo Stock Exchange.

October 2007

SFH Lists Its Shares on the First Section of the Tokyo Stock Exchange

On October 11, 2007, SFH listed its shares on the First Section of the Tokyo Stock Exchange (TSE), with the securities code of 8729. Through this move, we continue to aim at being the financial group most trusted by its customers for the provision of better products and services. As a listed company, we will strive to meet shareholder expectations by strengthening our management base and enhancing our corporate value.

October 2007

Sony Assurance Launches On the Day, Any Day, Response Service



On October 1, 2007, Sony Assurance added the On the Day, Any Day, Response service to its accident services. This new service exemplifies the company's commitment to making an initial response to accident reports and conveying results to policyholders on the day the reports are received—even on holidays and weekends.* By adding this commitment to existing services, such as accepting accident reports 24 hours a day, 365 days a year, and a commitment to automobile insurance policyholders to provide an initial response by an appointed staff member within three hours of receiving an accident report,** Sony Assurance is determined to promptly ease the anxiety policyholders feel when they have an accident.

* This response time is for accident reports received (and confirmed as having the information needed for an initial response) and completed by 8 p.m. for which Sony Assurance is eligible to negotiate an amicable settlement on accident compensation. (Accident reports received between 8 p.m. and midnight are handled the following day.)

** This response time is in the event of an accident report completed on a weekday, between 9 a.m. and 5 p.m.

December 2007

Sony Life to Conduct Banking Agency Business on Behalf of Sony Bank



Sony Life received permission from the relevant authorities to conduct banking agency business on behalf of Sony Bank. Sony Life's Lifeplanner sales employees have handled clerical work on Sony Bank's mortgage loans in the past. This opportunity enables them to also explain Sony Bank's mortgage loan products, as well as to deliver applications, from January 2008. At Life Planning SQUARE, the showroom Sony Life operates in the Sony Building in Ginza, Tokyo, and Sony Life began setting up new accounts at Sony Bank for customers in addition to handling Sony Bank's mortgage loans.

March 2008

Sony Bank Becomes a Wholly-Owned Subsidiary of SFH

In March 2008, SFH acquired from Sumitomo Mitsui Banking Corp. the remaining 12% of outstanding shares in Sony Bank, converting Sony Bank to a wholly-owned subsidiary. This move was designed to accelerate growth strategies by strengthening solidarity within the SFH Group.

Sony Life Reports Results of Investigations into the Status of Claims and Other Payments


LIFEPLANNER

Sony Life conducted investigations into the status of claims and other payments from FY2001 to FY2005 and publicly reported its results. We offer our deeply felt apologies for the insufficient claims and other payments that came to light as a result of this investigation. To prevent such a situation from recurring, Sony Life has established a claims payment management system and regards this as a top management priority. As one aspect of this enhanced focus, Sony Life established a special project team to strengthen its management structure related to the payment of insurance and other claims. The team reports directly to Sony Life's president and representative director. The company is enhancing its provision to customers of information related to payments and developing large-scale systems to improve payment operations. As part of this effort to strengthen its management structure related to the payment of insurance and other claims, in August 2007 Sony Life commenced quarterly disclosure on its website on the status of insurance claims and benefit payments and the number of customer complaints.

Management Message

Sony Life

URL http://www.sonylife.co.jp/
(Japanese only)



Sony Life's mission is to work for customers' economic protection and stability by offering reasonable life insurance products and high-quality services. In pursuit of this mission, Sony Life works to provide protection optimally tailored to each customer, as well as detailed follow-up services, through consultations conducted by its Lifeplanner sales employees and Partners (independent agencies).

In FY2007, our new policy amount rose 10.9% from the previous fiscal year, to ¥3,802.5 billion. Policy amount in force* has continued to grow since the start of the Company's operations, totaling ¥31,497.3 billion as of March 31, 2008, up 4.1% from a year earlier. The lapse and surrender rate** (individual life insurance) remained low, at 6.27%. We are convinced that these favorable results reflect customers' satisfaction with our method of offering protection based on each customer's life plan, as well as our detailed follow-up services. For example, even after a policy is signed, we review customer protection on an ongoing basis as their lifestyles change. However, we refuse to be content with our current performance. We are pursuing even higher quality levels to keep meeting customers' expectations into the far-distant future.

On the other hand, the situation came to light that we had inadvertently underpaid or failed to pay certain claims and, in FY2007, we notified all customers potentially affected and made restitution. To prevent this situation from recurring, we have made the establishment of a claims payment management system a top priority. In addition to introducing preventative measures, we have put ongoing customer follow-up procedures into place. To win back customers' trust, we will keep striving to raise our service levels.

In December 2007, we received permission to conduct banking agency business on behalf of Sony Bank. This opportunity enabled our Lifeplanner sales employees to explain Sony Bank's mortgage loan products, as well as to deliver applications, starting from January 2008. As a result, our Lifeplanner sales employees can respond better to specific customer questions on mortgage loans. We will continue working toward delivering comprehensive consulting services that match customers' life plans and providing services from a customer-oriented viewpoint.

Sony Life aims to accompany its customers through life's milestones, helping them reach their dreams. We chose Lifeplanner Value as our corporate slogan to express what we want to provide to customers. By ensuring that all employees pursue these values, we aim to earn and maintain the support and trust of our customers.

July 1, 2008

T. Okuda

Taro Okuda
President, Representative Director
Sony Life Insurance Co., Ltd.

* The new policy amount and policy amount in force are the total of individual life insurance and individual annuities.

** The lapse and surrender rate is expressed as a ratio of cancellations or lapses that is modified due to the reduction, increase and reinstatement of the total policy amount in force and divided by the total policy amount in force at the beginning of the fiscal year.

Industry Trends and Sony Life's Characteristics

Japanese Life Insurance Industry

The Japanese life insurance market is the second largest in the world, following that of the United States. However, as Japan's macroeconomic climate is characterized by a declining population, new policy amounts and policy amount in force for the Japanese life insurance market have continued to decline from their peaks in the 1990s.

By product, there is no change in that the death protection field accounts for the majority of the life insurance market. However, market demand in terms of the functions required for life insurance is shifting from protection if the unexpected occurs to protection that offers policyholders stability and safety as they pass through life's milestones. In this environment, the industry is experiencing growing demand for so-called third-sector products, such as medical and nursing care insurance, as well as individual annuities.

In FY2007, the industry was marked by various insurers' efforts to recover the trust of their policyholders by establishing systems to ensure the appropriateness of claims and other payments. Meanwhile, the life insurance market became more competitive, owing to the October 2007 privatization of Japan Post and the December 2007 lifting of the ban on sales of insurance products at bank counters. The overall investment environment also became more difficult, facing stock market declines in the second half of FY2007 triggered by such crises as the subprime loan issue in the United States. This situation caused declines in unrealized gains on marketable securities held as investment assets in the insurance industry.

Sony Life's Characteristics

Sony Life's most salient feature is the provision of tailor-made life insurance through a consulting-based sales approach, which uses life planning as the basis. Products are delivered through the company's Lifeplanner sales employees and Partners (independent agencies), who have broad-ranging expertise and experience. Even after customers purchase policies, the company provides after-sale follow-up services, reviewing each policyholder's changing circumstances to ensure appropriate levels of protection. Customers' support of this finely tuned approach to providing services is one reason that Sony Life has expanded its policy amount in force every year since inception, despite the industry's overall downward trend.

Sony Life offers an extensive lineup to meet the diverse needs of its customers, with protection-oriented products, such as death protection insurance, accounting for approximately 80% of its in-force policies. Customer demand for protection-oriented products, however, is generally latent. Therefore, life planning or consultations that Lifeplanner sales employees and Partners perform, based on their risk analysis of each customer's progress along life's milestones, help customers uncover the necessity for death protection and other protection-oriented products. This approach is one reason that death protection products account for such a significant proportion of in-force policies.

To meet the strong demand for individual annuities, in August 2007 Sony Life, together with the AEGON Group of the Netherlands, established a preparation company, AEGON Sony Life Planning Co., Ltd. This new company is preparing the way for the establishment of a life insurance company that will develop individual annuity products for sale at the counters of banks and other financial institutions, as well as through the Lifeplanner sales channel. At present, the commencement of sales of these products is planned for FY2008.

Sony Life's Major Initiatives in FY2007

Sony Life Receives Permission to Conduct Banking Agency Business on Behalf of Sony Bank

In December 2007, Sony Life received permission from the relevant authorities to conduct banking agency business on behalf of Sony Bank. In addition to introducing Sony Bank's mortgage loans through its Lifeplanner sales channel, Sony Life's permission to conduct banking agency business allowed the company to provide the following services from January 2008:

- Lifeplanner sales employees may explain the details of Sony Bank's mortgage loans and deliver applications.
- At Life Planning SQUARE, the showroom Sony Life operates in the Sony Building in Ginza, Tokyo, Sony Life may handle Sony Bank's mortgage loans as well as set up new accounts at Sony Bank for customers.

New Product: Sony Life Offers Whole-Life Cancer Insurance (08) (Non-Profit)

On April 2, 2008, Sony Life commenced sales of a new product, whole-life cancer insurance (08) (non-profit). This product provides wide-ranging protection over a long period; the policy covers costs associated with diagnosis through to post-hospitalization due to cancer, in addition to death. Furthermore, introducing a policy structure that features a low surrender payment enabled Sony Life to offer the new product at reasonably priced premiums.

Policy Features

- **Coverage provides intensive cancer protection**

  The policy provides lifelong protection that covers hospitalization, surgical procedures and death caused by cancer. Furthermore, the number of days for which cancer hospitalization benefits are available are not limited, nor are the number of times that benefits on surgical procedures may be paid. As a result, policyholders are secure even in the event of long-term hospitalization.
- **In-home medical care covered**

  The policy provides post-hospitalization care benefits for policyholders who are released into medical care from the hospital where they were treated for cancer.
- **Patients select their own diagnosis benefit, as a multiple of either zero or 100 times the daily cancer hospitalization benefit**

  Policyholders can select a diagnosis benefit multiple of 100 or zero. By selecting 100, the policyholder receives a one-time cancer diagnosis benefit corresponding to 100 times the daily cancer hospitalization benefit. Selecting a diagnosis benefit multiple of zero means that the policyholder will not receive the protection of a cancer diagnosis benefit, but that policy premiums will be lower.
- **Low surrender payment rider allows policyholders to pay lower premiums**

  In case the policyholder chooses to add a low surrender payment rider, no surrender payment is made if the policy is cancelled during the policy payment period but policy premiums are commensurately lower.
- **Death benefit paid, even if death results from a factor other than cancer**

Television Commercials

Lifeplanner Value

The "Each and every memory" commercial traces the thoughts of a Lifeplanner as he/she recalls each of the details his/her customer has shared during the long times that they have spent together. "Each and every memory of that family is an important asset to me," runs the tagline. The commercial demonstrates the spirit with which Lifeplanner sales employees protect their customers, the extensive time they spend together preparing for the future and the deep trust-based relationship they have built.



Social Contributions

"Talking together about our dreams for the future" is a documentary commercial with the theme of the social contribution activities of Sony Life's employees. The ties, dreams and emotions that emerge through social contribution activities open up whole new vistas for many employees who participated. (See pages 22–23 for more details).



Establishment of a Preparation Company: AEGON Sony Life Planning Co., Ltd.

Sony Life established AEGON Sony Life Planning Co., Ltd., as a 50–50 joint venture with the AEGON Group. The new company is preparing to establish a life insurance company that will develop individual annuity products for sale at the counters of banks and other financial institutions, as well as through the Lifeplanner sales channel. The start of sales is planned for FY2008.

- Name: AEGON Sony Life Planning Co., Ltd.
- Head Office: 9-11, Akasaka 2-chome, Minato-ku, Tokyo, Japan
- Established: August 29, 2007
- Common Stock: ¥2.0 billion
- Ownership: 50% Sony Life Insurance Co., Ltd., 50% AEGON International B.V.
- Business: Study, planning, market research, advertising and promotion of life insurance business

(As of July 1, 2008)

Credit Rating

(As of July 1, 2008)

Rating Institution	Rating Information	
Rating and Investment Information, Inc. (R&I)	Insurance claims paying ability	AA (A very high capacity for payment of insurance claims)
Japan Credit Rating Agency, Ltd. (JCR)	Ability to pay insurance claims	AA (A very high capacity to honor the financial commitment on the obligation)
Moody's Investors Service, Inc.	Insurance financial strength rating	Aa3
A.M. Best Company, Inc.	Financial strength rating	A+ (Superior)
Standard & Poor's Corp. (S&P)	Financial strength rating	A+ (Strong)

Note: The above ratings were assigned after Sony Life's official request for ratings. These ratings are based on the rating agencies' opinions, and are not a guarantee of claim payments in the future. These ratings are based on the numbers and information available at a specific point in time, and may be changed in the future. Please refer to the respective website of each agency for more details.

Management Message

Sony Assurance

URL http://www.sonysonpo.co.jp/
(Japanese only)



In FY2007, the number of policies in force, primarily for automobile insurance, grew steadily, and the total number of automobile insurance and medical and cancer insurance policies in force exceeded one million. Net premiums written rose 9.0% year on year, to ¥55.0 billion, and adding in investment income, ordinary revenues increased 9.1% from the previous fiscal year, to a record ¥55.6 billion. Although the efficiency of operating expense declined due to an increase of system-related expenses, the increase in ordinary revenues as well as a stable amount of claims paid resulted in higher ordinary profit, up 37.8% from the preceding fiscal year, to a record ¥2.8 billion. Net income grew 36.7%, to ¥2.1 billion. We also achieved a sufficient solvency margin ratio of 1,073.9% as of March 31, 2008.

These year-on-year increases in revenues and profits in FY2007 resulted in record levels of financial performance for the company.

Sony Assurance, under the slogan Feel the Difference, endeavors to continuously improve its services and deliver more value to customers. In FY2007, we revised our SURE medical and cancer insurance by reducing the premiums while expanding protection for policyholders after they reach their 60th birthday. We also added to our product lineup by offering policies related to longevity. Regarding our accident response service for automobile insurance, we added the "On the Day Safe 365" service to the services that we began offering in October 2006. Our dedication to creating value that customers can feel and our attitude of moving forward in step with our customers are expressed clearly on the Customers and Sony Assurance Communication Site on our website. The Customers site introduces our initiatives toward creating differences that customers can intuitively know. As another step in this direction, in FY2007 we created the Customer Response Promotion Division to enhance our response to customer feedback and reflect their comments in product and service improvements.

FY2007 was also significant for us in that our holding company, Sony Financial Holdings, listed its shares on the First Section of the Tokyo Stock Exchange. We believe that this represents a major step toward enhancing our corporate value. Although we are convinced that the overall market for direct insurance will continue to expand, we will continue to augment our services and marketing, raise operational efficiency, strengthen our organizational base, and enhance our competitiveness in our drive to grow as the leading provider of direct insurance.

July 1, 2008

Shinichi Yamamoto
President, Representative Director
Sony Assurance, Inc.

Industry Trends and Sony Assurance's Characteristics

Japan's Non-Life Insurance Industry

Japan's non-life insurers have placed top priority on strengthening internal controls and various operational improvements to recover customers' trust and to prevent the recurrence of such issues as the inadvertent nonpayment of claims on insurance coverage additional to automobile insurance, inappropriate claims payments on medical insurance and other third-sector products and mistaken premiums on fire insurance.

In FY2007, the industry was affected by only a few natural disasters, but the environment surrounding the sales of fire insurance continued to be severe, owing to a decline in housing starts. In automobile insurance, premium income fell marketwide, in line with declines in the number of new vehicle sold, the shift toward mini-vehicles and a trend in which insured parties with good driving records become eligible for preferential premium rates upon renewal of their policies. The outlook for the automobile insurance market is particularly severe as the number of vehicles owned is unlikely to increase significantly, partially influenced by sharply higher crude oil prices.

Sony Assurance's Characteristics

Sony Assurance entered the non-life insurance market in October 1999 as a direct insurance provider. Since that time, the company has concentrated on maintaining direct relationships with each customer and continuously providing new value for them. Sony Assurance offers automobile insurance, which is risk-segmented to offer extensive coverage with reasonable premiums, and medical insurance featuring wide-ranging protection for reasonable premiums. Automobile insurance policies account for approximately 90% of Sony Assurance's policies in force. Furthermore, Sony Assurance has maintained a leading position among Japan's six direct insurance providers, with approximately a 30% share* of the domestic direct insurance market.

As for customer service, Sony Assurance added the On the Day, Any Day, Response service to its existing commitment to its automobile insurance policyholders. This service is a guarantee to provide an initial response by an appointed staff member within three hours of receiving an accident report. The new service exemplifies the company's commitment to making a rapid initial response to accident reports and conveying the results to policyholders on the day the reports are received—even on holidays and weekends.** Sony Assurance operates under the slogan, Feel the Difference—a difference that will change insurance. The company maintains high levels of customer satisfaction by enhancing service levels to provide customers with valuable products with a difference that could only come from Sony Assurance. This customer satisfaction has resulted in enhanced profitability, enabling the company to steadily increase its profits in FY2007, following the previous fiscal year when the company moved into the black.

* The share is for direct premiums written on automobile insurance in FY2007.

** This response time is for accident reports received (and confirmed as having the information needed for an initial response) and completed by 8 p.m. for which Sony Assurance is eligible to negotiate an amicable settlement on accident compensation. (Accident reports received between 8 p.m. and midnight are handled the following day.)

Providing Valuable Differences to Customers

To provide customers with valuable differences that could only come from Sony Assurance, the company aims to facilitate better communications with customers by placing a high value on customer input and providing services that meet their needs.

Developing Sony Assurance's Original Products

Owing to its focus on providing products that customers value, Sony Assurance has created a number of original products. For automobile insurance, these include the *Kurikoshi* discount system and the *Oritemo* coverage policy rider. For medical and cancer insurance, the company offers a half-price policy structure for policyholders from age 60. Going forward, the company will continue developing products to provide value that could only come from Sony Assurance.

Customer Centers

Staff at customer centers respond to inquiries via telephone and e-mail, and are on hand to help with contract procedures and to help customers after they have signed contracts. Trained to facilitate smooth communications and ensure optimal solutions, each staff member at customer centers tries their best to provide quick and easy-to-understand answers to customers' questions.

Customer Consultation Office

Sony Assurance, to enhance the value of its products and services and ensure better value, stores all of its customer comments and requests in a common database, so each department can respond appropriately.

Service Centers

For automobile insurance, service center staff members are on hand 24 hours a day, 365 days a year to respond to traffic accidents via toll-free telephone numbers. After receiving an accident report, a staff member is appointed to communicate directly with the customer and provide support until the issue is resolved.

For medical and cancer insurance or fire insurance, a staff member is also appointed to provide beginning-to-end support, carefully counseling and responding to various questions all the way through to claim payment.

one-on-one club Support Desk

To support customers' with automobile insurance, Sony Assurance provides *one-on-one* club service, which includes free roadside assistance,* and assistance in times of trouble, such as mechanical failure or an accident.*

The *one-on-one* club support desk provides quick and appropriate responses to customers regarding breakdowns and accidents, providing them with a sense of security while on the road.

* Customers may be charged in certain cases, depending on the extent of the work required.

Sony Assurance's Initiatives in FY2007

Revision of SURE Medical and Cancer Insurance Products



SURE medical and cancer insurance product pamphlet.

On November 1, 2007, Sony Assurance initiated a revision of its SURE medical and cancer insurance, one of its core products which the company began offering in June 2002. While maintaining the features of SURE medical and cancer insurance, these recent policy revisions, incorporated SURE Smart Fit, which includes a new type of protection that deals with risks associated with extended life spans, by doubling the maximum number of days per hospitalization for illnesses other than cancer and injury for policyholders 60 and older, compared with those applied before the policyholders celebrate their 60th birthday.* Other revisions include a bone marrow donor support rider available for all SURE medical and cancer insurance policies, which reduces the economic burden for policyholders who are hospitalized as they can donate stem cells from bone marrow. Furthermore, the recent revision extended coverage for illnesses other than cancer and injury to pay hospital costs even for outpatients.*

* As in the past, in the event of hospitalization caused by cancer, these policies pay an unlimited number of days of hospitalization claims even for day case, regardless of age.

On the Day, Any Day, Response Service Offering Begins



Website page introducing the On the Day, Any Day, Response service.

In addition to Sony Assurance's commitment to automobile insurance policyholders to provide an initial response by an appointed staff member within three hours of receiving an accident report,* on October 1, 2007, the company introduced the On the Day, Any Day, Response accident response service. In this service Sony Assurance commits to make an initial response to accident reports and convey its results to policyholders on the day the reports are received—even on holidays and weekends.** Through this service Sony Assurance seeks to promptly ease the anxiety policyholders feel when they experience an accident.

* This commitment is in the event of an accident reported on a weekday, between 9 a.m. and 5 p.m.

** This response time is for accident reports received by telephone (and confirmed as having the information needed for an initial response) and completed by 8 p.m. for which Sony Assurance is eligible to negotiate an amicable settlement on accident compensation. (Accident reports received between 8 p.m. and midnight are handled the following day.)

Companywide ISO 27001 Certification for Information Security Management

IS61631/ISO(JIS Q)27001

Certification mark, BSI mark.

Sony Assurance has always been keenly aware of the importance of strictly managing the various information assets that it handles, such as customers' personal information. Accordingly, the company has been aggressive in its efforts to create security management systems. On June 20, 2007, Sony Assurance became the first Japanese non-life insurer to receive ISO 27001 certification for an information security management system.* This certification represents an objective evaluation and verification of Sony Assurance's initiatives to appropriately establish and maintain operational and management systems for its information assets.

* Based on Sony Assurance's findings as of June 20, 2007. The search excludes insurers that do not disclose their receipt of certification.

Expanded Website Contents on Accident Response Services



Website page introducing Sony Assurance's accident resolution capabilities.

On October 17, 2007, Sony Assurance introduced content on its website outlining the company's accident resolution capabilities. This addition provides security to Sony Assurances' policyholders as well as people who are considering the purchase of Sony Assurance's automobile insurance by explaining the status of its accident response services in a concrete and easy-to-understand manner as well the quality of its accident response services. The content includes comments of employees who are in charge of providing Sony Assurance's accident response services, as well as input from 10,000 customers who have used these services. The content also explains the points that many people may be uncertain about concerning direct insurers' accident response services.

Management Message

Sony Bank

URL http://sonybank.net/
(Japanese only)



In FY2007, Sony Bank on a non-consolidated basis posted ordinary profit of ¥2.7 billion. Since moving into the black in FY2005, we have consistently made profits even on a quarterly basis.

The fundamental reason for our increase in profits is a higher retail balance (the balance of customer transactions). Since our commencement of operations in FY2001, we have concentrated on being an asset management bank for independent individuals. In FY2007, deposits reached ¥1 trillion. Viewed in more detail, strong performance on yen time deposits pushed the balance of yen deposits to ¥892.6 billion as of March 31, 2008, up ¥288.2 billion from the end of previous fiscal year. We attribute this performance to the trust we have earned with our customers, and believe we are benefiting from a broader-based customer understanding of our policies on providing products and services.

FY2007 also marked a major qualitative turning point in profitability. On an internal management basis, net interest income, a stable income driver, exceeded general and administrative expenses. In other words, despite major upheaval in the financial environment we succeeded in ensuring our profits and raising the profit level.

We believe these results demonstrate that Sony Bank's growth has now moved on from the foundation-building phase to a "second launch" phase. As the banking business largely depends on economies of scale, over the medium term we aim to enhance win–win relationships with our customers by accelerating our growth and raising our efficiency. Through these efforts, we will strive to establish ourselves as the clear leader in customer satisfaction.

We consider FY2008 the first year of our second launch, and we plan to focus on enhancing products and services that will propel our medium-term growth. In May 2008, in response to customer demand we introduced foreign exchange margin transactions. Going forward, we plan to strengthen our lineup of securities management services via our subsidiary, Sony Bank Securities.

"Being fair" is Sony Bank's corporate philosophy, and we aim to conduct all our corporate activities in line with this philosophy. In FY2008, we switched to green electricity as the source of power we use at headquarters. Also, as a customer service initiative we started offering products on which we purchase emission rights on behalf of customers when they invest. As these examples show, we intend to conduct our environmental activities in a manner that is fair to the environment, as we contribute to society as a corporate citizen.

Sony Bank is making a new leap forward.

July 1, 2008

Shigeru Ishii
President, Representative Director and CEO
Sony Bank Inc.

Industry Trends and Sony Bank's Characteristics

The Japanese Banking Industry

In the Japanese banking industry, the September 2007 introduction of the Financial Products Exchange Law created a framework to protect users of a broad range of financial products. In addition, the lifting of the ban on banks offering securities intermediary business, as well as sales of insurance products at bank counters, opened the door to a host of additional service offerings. Furthermore, the privatization of postal services and the entry into the banking industry of retail companies, Internet-related firms and other companies from other industries has significantly reshaped the management environment. Banking institutions have also begun reinforcing their offerings of financial products and services targeting individuals. As a result, Sony Bank faces an increasingly competitive environment in its main market of providing banking services targeting individuals and must provide products and services of higher quality in order to compete.

Triggered by such crises as the U.S. subprime loan issue, the Japanese stock market was affected in the second half of 2007 by concerns over U.S. economic deceleration and a lack of transparency about the financial circumstances of leading European and U.S. financial institutions. Following a drop, the Japanese stock markets began moving into an adjustment phase. In the banking industry, certain banks suffered investment losses in relation to the subprime loan issue.

Sony Bank's Characteristics

Sony Bank provides highly convenient, quality financial products and services to individual customers over the Internet, with a focus on customers' asset management. By differentiating itself from brick-and-mortar banks that offer full-fledged services and from other new entrants that focus on settlement services, Sony Bank has maintained a unique position by concentrating on providing retail asset management products such as yen deposits, foreign currency deposits and investment trusts, as well as mortgage loans and other loan products, via the Internet at reasonable rates closely linked with market conditions. Demonstrating customers' high regard for this independent positioning and unique business development, the number of accounts at Sony Bank exceeded 600,000 in March 2008 and average customer assets (deposits and investment trusts) per account exceeded ¥2.0 million as of March 31, 2008, indicating that customers were taking advantage of the characteristics of Internet banking to support their asset management needs.

In FY2007, Sony Bank demonstrated its competitive advantage. The bank introduced a number of initiatives, positioning the year as a period of building the foundations for growth. In April 2007, Sony Bank renewed the post-login screens on its service sites to increased usability, and in May 2007 the bank also commenced operations during the Japanese Golden Week holidays with the aim of providing even more convenient, high-quality financial services. In August 2007, the bank introduced a preferential system for foreign currency deposits, offering several preferential interest rates on foreign currency time deposits, reduced exchange fees and commissions on limit orders, depending on customer's balance of foreign currency deposits. In October 2007, Sony Bank Securities, Sony Bank's wholly-owned subsidiary, commenced operations. Offering intermediary services through Sony Bank Securities, Sony Bank began offering transactions, ranging from deposits to stocks, on its MONEYKit service website. In January 2008, Sony Life began conducting banking agency business on behalf of Sony Bank, starting with an offering of mortgage loans via Sony Life's Lifeplanner sales employees.

Sony Bank's Products and Services

Service Sites

As an Internet bank without any physical branches, Sony Bank conducts its operations through websites. These include a corporate site that disseminates information about the bank and service sites that customers use for their banking transactions.

Customer ⟷ **Disclosure** ⟷ **Corporate site** Sony Bank



http://sonybank.net/
(Japanese only)
An overview of Sony Bank, the bank's corporate philosophy and other disclosure materials are available.

↕ **Transactions and communications**

Service sites
MONEYKit

Internet Banking Site
http://moneykit.net/
(Japanese only)
Note: After logging in, users can move freely among the different interfaces.

Before login



In addition to logging in to the service site, the user can view the list of products the bank handles.

After login


MONEYKit
MONEYKit-ACTIVE
MONEYKit-PostPet

Mobile Banking Site
http://mb.moneykit.net/
(Japanese only)



Based on the concept of the bank that you carry with you, this mobile banking site aims to provide highly convenient banking services.
Note: Sample screen.

Main Products and Services

Products
- Yen deposits (ordinary yen deposits, yen time deposits, thrift saving deposits)
- Foreign currency deposits (ordinary foreign currency deposits, foreign currency time deposits, foreign currency time deposits with special terms)
- Foreign exchange margin transactions
- MONEYKit GLOBAL (Cash card service settled in U.S. dollars)
- Investment trusts (62 funds by 26 companies, as of July 1, 2008)
- Card loans • Special-purpose loans (educational loans, new-vehicle loans, general-purpose loans)
- Mortgage loans • Insurance • Securities intermediation • Credit card

Services
- Life Passbook (includes portfolio analysis and a life plan simulator)
- Foreign exchange chart (shows exchange rates from yen into eight currencies and from U.S. dollars into seven currencies)
- Market news and reports (continuously updated financial market information delivered in real time)
- RiskGrade (indicator for determining risk of financial assets)
- Stock Gear (tool for understanding stock market movements and to help pick stocks)

Customer Center

Customer center staff members with specialized knowledge communicate with customers via telephone and e-mail, answering their questions.

Affiliated ATMs

Customers can withdraw and deposit cash or transfer funds through ATMs operated by the following organizations affiliated with Sony Bank.
- ATMs operated by Sumitomo Mitsui Banking Corporation
- "@BANK" ATMs at the am/pm convenience store chain (except those in Fukuoka Prefecture)
- ATMs operated by the Bank of Tokyo-Mitsubishi UFJ, Ltd. (except some ATMs located in hospitals and schools)
- Nationwide ATMs operated by Japan Post Bank
- Seven Bank ATMs

Sony Bank's Major Initiatives in FY2007

In FY2007, Sony Bank demonstrated its competitive advantage. The bank introduced a number of initiatives, positioning FY2007 as a period of building the foundations for growth.

□ April 2007 Sony Bank Begins Offering Mortgage Loan with Sony Life's Group Credit Life Insurance Rider to Cover Three Major Diseases

Sony Bank began offering an insurance rider for protection against three major diseases on the bank's mortgage loan group credit life insurance, which is underwritten by Sony Life. Under the rider, insured people who are diagnosed with cancer, myocardial infarctions or cerebral embolisms are entitled to receive claim payments equivalent to their outstanding mortgage loan balances.

□ June 2007 Sony Bank Establishes Sony Bank Securities and Launches Securities Intermediary Services via Sony Bank Securities in October

In June 2007, Sony Bank established Sony Bank Securities Inc. as a wholly-owned specialized Internet securities subsidiary, and in October 2007 began offering securities intermediary services through this company. By adding securities offered through highly convenient Sony Bank Securities to Sony Bank's offerings and using MONEYKit, the "money toolbox," Sony Bank is working aggressively to meet broad-based customer needs for asset management.

□ August 2007 Introduction of Preferential System on Foreign Currency Deposits

The bank introduced a preferential system for foreign currency deposits. Depending on the three levels set based on the yen equivalent amount of a customer's foreign currency deposit balance at the end of each month, Sony Bank offers preferential interest rates on foreign currency time deposits for the second following month, reduced exchange fees and reduced commissions on limit orders.

□ January 2008 Elimination of All Fees for Accelerating Mortgage Loan Payments

From the standpoint of raising its level of service on mortgage loans, Sony Bank has eliminated all fees previously associated with changing the type of interest and accelerating mortgage loan payments.

□ March 2008 Sony Bank Begins Offering "Life Passbook," a New Money Management Tool

To bring financial products even closer to customers' daily lives, Sony Bank introduced Life Passbook, a money management support tool with five functions, including portfolio analysis and a life plan simulator.



Life Passbook Money Map

This analysis chart helps customers visualize balance information from the standpoint of profitability and risks

Foreign Exchange Margin Transactions —Facilitating Trades That Are Closer to the Market—

To meet its customers' broad-ranging foreign currency investment needs, in May 2008 Sony Bank began handling foreign exchange margin transactions. This new service facilitates trades that are closer to market essentially 24 hours a day, 365 days a year. This service is featured as it forges a stronger link between margin money and deposits and allows smooth transfers even in foreign currencies. In addition, delivery (settlement on spot) is also available.



Credit Rating

(As of July 1, 2008)

Rating Institution	Rating Information	
Standard & Poor's (S&P)	Long-term credit rating	A–
	Short-term credit rating	A-2

Note: The above ratings were assigned on Sony Bank's official request for ratings. These ratings are based on the rating agency's opinions, based on the numbers and information available at a specific point in time, and may be changed in the future. Please refer to Standard & Poor's website for more details.

SFH

Ordinary Revenues and Ordinary Profit


(Billions of yen)
(Billions of yen)
1,000
800
600
400
200
0
100
80
60
40
20
0
07
08

■Ordinary revenues (Billions of yen)
■Ordinary profit (Billions of yen)

	07	08
■	759.2	822.1
■	18.3	44.5

Years ended March 31

■Operating Results

SFH's consolidated ordinary revenues grew 8.3% during FY2007, to ¥822.1 billion, owing to better performances in all businesses: life insurance, non-life insurance and banking. In the life insurance business, the policy amount in force remained robust, boosting income from insurance premiums, while general account investment income also rose, resulting in a 7.5% increase in ordinary revenues, to ¥741.3 billion. In the non-life insurance business, net premiums written increased in line with a steady rise in the number of policies, mainly for automobile insurance, pushing up ordinary revenues 9.1%, to ¥55.6 billion. In the banking business, higher business volume boosted interest income, such as interest on loans. Ordinary revenues from the banking business consequently increased 33.4%, to ¥25.9 billion.

Consolidated ordinary expenses rose 5.0% compared with the previous fiscal year, to ¥777.6 billion, in line with higher expenses in all businesses. In the life insurance business, ordinary expenses grew 4.0%, to ¥702.2 billion, owing to higher insurance claims and other payments, despite the absence of an increase in FY2007 of the provision for policy reserve as was incurred in FY2006. In the non-life insurance business, net losses paid rose on an increase in the number of policies in force, helping ordinary expenses to grow 7.9%, to ¥52.8 billion. In the banking business, higher interest expenses and the increase in deposits pushed up ordinary expenses 30.1%, to ¥23.5 billion.

Consolidated ordinary profit increased 142.5% compared with the previous fiscal year, to ¥44.5 billion, reflecting stronger performance in all businesses, as described above. Specifically by business, in the life insurance business ordinary profit was up 162.5%, to ¥39.0 billion; in the non-life insurance business, ordinary profit rose 37.8%, to ¥2.8 billion; and in the banking business, ordinary profit soared 77.4%, to ¥2.4 billion.

SFH posted extraordinary losses of ¥3.8 billion, mainly owing to an increase in the provision for reserves for price fluctuations in the life insurance business.

Consolidated net income rose 142.0% compared with the previous fiscal year, to ¥24.2 billion, reflecting the increase in ordinary profit.

■Financial Condition

As of March 31, 2008, total assets amounted to ¥4,977.4 billion, up 15.1% from March 31, 2007. The principal reasons for this rise were increases to ¥2,930.4 billion in securities (up 10.6%), most of which were Japanese government bonds; ¥895.6 billion in monetary trusts (up 24.7%); ¥424.8 billion in call loans and bills bought (up 27.8%); and ¥455.7 billion in loans (up 19.5%).

Total liabilities amounted to ¥4,715.8 billion, up 16.3% from March 31, 2007. One of the largest components of liabilities, policy reserve and others, increased 9.4%, to ¥3,454.1 billion. Deposits came to ¥1,143.4 billion, up 52.0%.

Total net assets amounted to ¥261.6 billion, down 3.2% from March 31, 2007. Of this amount, net unrealized gains on other securities, net of taxes, were ¥74.9 billion on March 31, 2008, down ¥50.1 billion, owing to a market downturn.

The SFH Group has no subprime loan related investments.

■Cash Flows

Net cash provided by operating activities was ¥445.4 billion. Major factors included inflows from a net increase in deposits and higher insurance reserves that exceeded outflows from a net increase in call loans and bills bought.

Net cash used in investing activities was ¥605.2 billion. The primary reason was an increase in payments for purchases of securities that surpassed proceeds from sales and redemption of securities.

Net cash provided by financing activities was ¥22.3 billion. This amount represents ¥28.8 billion received from the issuance of common stock in line with the October 2007 listing of SFH's shares on the Tokyo Stock Exchange, minus ¥6.5 billion in cash dividends paid.

As a result of the above factors, cash and cash equivalents at March 31, 2008, were ¥136.1billion, down ¥137.5 billion from March 31, 2007.

SFH's consolidated operating results are composed of the life insurance, non-life insurance and banking businesses. In this section, we review the operating performance in FY2007 in each business segment.

Life Insurance Business

Operations in the life insurance business include the businesses of Sony Life, a wholly-owned subsidiary of SFH, and Sony Life's wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation.

In FY2007, ordinary revenues in the life insurance business increased 7.5%, compared with the previous fiscal year, to ¥741.3 billion, as the policy amount in force remained robust, boosting income from insurance premiums, and general account investment income also rose. Ordinary profit jumped 162.5%, to ¥39.0 billion.

* In August 2007, Sony Life established an affiliated company, AEGON Sony Life Planning Co., Ltd., but this company is not included as an affiliate accounted for under the equity method in FY2007.

Ordinary Revenues and Ordinary Profit



(Billions of yen)
(Billions of yen)
800
600
400
200
0
80
60
40
20
0
07
08

■ Ordinary revenues (Billions of yen)
■ Ordinary profit (Billions of yen)

■	689.8	741.3
■	14.8	39.0

Years ended March 31

Below, we review the operating performance of Sony Life, excluding Sony Life Insurance (Philippines) Corporation. Sony Life accounts for the majority of the life insurance business in SFH's consolidated financial statements.

■ New Policy Amount

In FY2007, Sony Life's new policy amount—the total policy amount of new insurance policies sold—for individual life insurance and individual annuities increased 10.9% from the previous fiscal year, to ¥3,802.5 billion. The number of new policies for individual life insurance and individual annuities edged up 1.4%, to ¥524 thousand. Sales of family income insurance and variable life insurance were robust in FY2007.

Within the new policy amount, individual life insurance amounted to ¥3,744.6 billion, up 10.2% year on year, and individual annuities amounted to ¥57.9 billion, up 77.7%. Group life insurance amounted to ¥5.9 billion, down 23.3%.

Annualized premiums for new policies for the total of individual life insurance and individual annuities in FY2007 decreased 3.2% year on year, to ¥63.4 billion. Of this amount, annualized premiums for medical protection and living benefit protection products amounted to ¥13.3 billion, down 7.7%.

New Policy Amount and Number of New Policies
(Individual life insurance + individual annuities)



(Billions of yen)
(Thousands of policies)
4,000
3,000
2,000
1,000
0
800
600
400
200
0
04
05
06
07
08

■ New policy amount (Billions of yen)
— Number of new policies (Thousands of policies)

■	3,732.0	3,724.2	3,392.1	3,429.4	3,802.5
—	505	534	512	517	524

Years ended March 31

■ Policy Amount in Force

Policy amount in force is the total coverage that Sony Life's policies provide for policyholders. As of March 31, 2008, total policy amount in force for individual life insurance and individual annuities increased 4.1% from the end of the previous fiscal year, to ¥31,497.3 billion. The number of policies in force for individual life insurance and individual annuities grew 7.1% year on year, to 4,438 thousand. We believe these figures reflect a high level of satisfaction from policyholders, as well as high acclaim for Sony Life's after-sale follow-up services. Although policy amount in force for the total Japanese life insurance industry has been on a downward trend since 1996, Sony Life's policy amount in force—the total of individual life insurance and individual annuities—increased ¥1,252.8 billion for FY2007, continuing its steady growth for each of the 27 years since the company commenced operations.

Policy amount of individual life insurance in force increased 4.0% from the end of the previous fiscal year, to ¥31,237.0 billion, and individual annuities in force rose 26.1%, to ¥260.2 billion. In addition, policy amount of group life insurance in force amounted to ¥937.2 billion, up 3.2%, and group annuities in force totaled to ¥73.3 billion, up 0.9%.

Policy Amount in Force and Number of Policies in Force
(Individual life insurance + individual annuities in force)



(Trillions of yen)
(Thousands of policies)
40
30
20
10
0
6,000
4,500
3,000
1,500
0
04
05
06
07
08

■ Policy amount in force (Trillions of yen)
— Number of policies in force (Thousands of policies)

■	26.2	27.8	29.0	30.2	31.4
—	3,253	3,559	3,845	4,145	4,438

As of March 31

Annualized premiums from insurance in force for the total of individual life insurance and individual annuities as of March 31, 2008, increased 5.0% year on year, to ¥530.0 billion. Of this amount, annualized premiums for medical protection and living benefit protection products were ¥122.8 billion, up 4.6%.

New Policy Amount by Type of Product
(Policy amount basis, FY07)


Other
4.1%
Endowment and educational
10.0%
Whole life
10.1%
Variable life
17.4%
Fiscal year ended
March 31, 2008
Term life
58.4%

■ Sales of Products

In FY2007, on a policy amount basis, more than 80% of the new policy amount was death protection-type products. Of the total new policy amount, whole life insurance accounted for 10.1%, term life insurance for 58.4%, endowment and educational insurance for 10.0%, variable life insurance for 17.4%, and other for 4.1%. Of all products, sales of family income insurance and other limited-term insurance products, as well as variable life insurance for individuals, were robust in FY2007. These results owe mainly to Sony Life's advantages in providing reasonable protection at relatively low premiums.

Lapse and Surrender Rate and Persistency Rates
(Individual life insurance on a policy amount basis)


(%)
8
7
6
5
0
(%)
100
95
90
85
0
04
05
06
07
08

— Lapse and surrender rate (%)
— 13-month persistency rate (%)
— 25-month persistency rate (%)

—	7.56	6.39	5.88	5.90	6.27
—	93.7	94.6	95.5	95.5	95.5
—	86.4	87.6	89.3	90.7	90.5

Years ended March 31

■ Lapse and Surrender Rate and Persistency Rates

In FY2007, Sony Life's lapse and surrender rate* for individual life insurance, on a policy amount basis, rose 0.37 percentage point, but remained at the low level of 6.27%. Persistency rates for individual life insurance, on a policy amount basis, remained high. The 13-month persistency rate remained flat compared with the previous fiscal year, at 95.5%, and the 25-month persistency rate fell 0.2 percentage point, to 90.5%. We believe the low lapse and surrender rate and the high persistency rates are a result of policyholders' satisfaction with the way Lifeplanner sales employees and Partners (independent agencies) tailor products to each customer's life plan through careful consulting and after-sale follow-up services.

* The lapse and surrender rate is expressed as a ratio of cancellations or lapses modified due to the reduction, increase and reinstatement of the total policy amount in force.

Income from Insurance Premiums


(Billions of yen)
800
600
400
200
0
04
05
06
07
08

Income from insurance premiums (Billions of yen)

□	514.8	551.6	580.5	605.5	648.4

Years ended March 31

■ Income from Insurance Premiums and Insurance Claims and Other Payments

Owing to growth in the policy amount in force, insurance premiums received from policyholders in FY2007 rose steadily to ¥646.9 billion, from ¥603.6 billion in the previous fiscal year. In FY2007, income from insurance premiums increased 7.1%, to ¥648.4 billion, owing to the increase in policy amount in force. On the other hand, insurance claims, benefits and annuities that Sony Life paid to policyholders in FY2007 amounted to ¥60.0 billion (¥59.0 billion in FY2006), ¥28.4 billion (¥25.7 billion in FY2006) and ¥6.3 billion (¥5.1 billion in FY2006), respectively. Insurance claims and other payments, including surrender payments, for FY2007 amounted to ¥241.1 billion, compared with ¥219.3 billion in the previous fiscal year. We believe that in FY2007, as in past years, Sony Life was able to continue to serve the needs of its policyholders.

■Asset Management

Sony Life's fundamental investment policy for its general account assets is to build a portfolio capable of ensuring stable mid- to long-term returns through the efficient investment of funds, taking into account expected returns and investment risks and responding flexibly to changes in financial conditions and the investment environment, while maintaining a sound asset base. We are also working to ensure stable revenue by taking a strict approach toward risk.

In FY2007, Sony Life followed its strategy of responding flexibly to changes in the investment environment. In the first half of FY2007, when interest rates in Japan trended upward, Sony Life invested mainly in long-term Japanese government bonds. For its investments in convertible bonds, Sony Life concentrated on convertible bonds for which prices had declined due to the issuers' falling stock prices.

As of March 31, 2008, general account assets totaled ¥3,337.9 billion, up 6.9%, or ¥214.6 billion, from the end of the previous fiscal year. Within the general account, Japanese government and corporate bond investments totaled ¥1,722.8 billion (accounting for 51.6% of total general account assets), Japanese stocks ¥172.9 billion (5.2%), foreign government and corporate bonds ¥154.1 billion (4.6%), foreign stocks ¥24.5 billion (0.7%), other securities ¥12.0 billion (0.4%), monetary trusts ¥893.9 billion (26.8%), policyholder loans ¥108.6 billion (3.3%), real estate ¥82.8 billion (2.5%), and cash and call loans ¥82.1 billion (2.5%). Sony Life holds monetary trusts for accounting classification purposes. Of these, Japanese government and corporate bonds were ¥778.9 billion and Japanese stocks were ¥33.3 billion, as of March 31, 2008.

Convertible bonds as of March 31, 2008, amounted to ¥427.0 billion (of which, ¥139.4 billion were held as monetary trusts), accounting for 12.8% of total general account assets.

General Account Asset Composition


Other
2.5%
Cash and call loans
2.5%
Japanese government and corporate bonds
51.6%
Real estate
2.5%
Policyholder loans
3.3%
Monetary trusts
26.8%
As of March 31, 2008
¥3,337.9 billion
Other securities
0.4%
Foreign stocks
0.7%
Japanese stocks
5.2%
Foreign government and corporate bonds
4.6%

■Unrealized Gains and Losses on Securities

Unrealized gains and losses refer to the differences between the book values and fair values of assets. If fair value exceeds book value, a gain on sales of assets would be realized by liquidating them at market prices. For this reason, such unrealized gains act as a provision against various risks. Part of the unrealized gains and losses on securities and real estate is included in the total solvency margin—the numerator of the formula—for calculating the solvency margin ratio. (See page 46.)

Unrealized gains on securities in the general account stood at ¥127.8 billion as of March 31, 2008, down 35.5% from the end of the previous fiscal year. Of this amount, unrealized gains on Japanese stocks were ¥50.8 billion (compared with ¥130.0 billion one year earlier) and ¥83.4 billion on Japanese bonds (versus ¥57.1 billion). Unrealized losses on foreign securities were ¥9.5 billion, whereas unrealized gains were ¥4.2 billion a year ago.

* As of March 31, 2008, Sony Life assumed unrealized gains on Japanese stocks to be zero when the Nikkei Stock Average is ¥9,489 and the TOPIX index is 919 points.

Unrealized Gains on Securities


(Billions of yen)
250
200
150
100
50
0
04
05
06
07
08

Unrealized gains on securities (Billions of yen)

	04	05	06	07	08
▣	80.9	88.0	202.8	198.2	127.8

As of March 31

Core Profit


(Billions of yen)
30
20
10
0
04
05
06
07
08

Core profit (Billions of yen)

	04	05	06	07	08
□	22.8	24.3	28.5	24.3	23.5

Years ended March 31

■ Core Profit

Core profit is an indicator of the profit-earning capacity of the primary insurance business over a one-year period. Primary insurance business refers to the management of insurance premiums received from policyholders, along with investment income to pay insurance claims, annuities and benefits and to make policy reserve provisions for future payments. Adding capital gains or losses, such as gains/losses on sales of securities, and one-time gains and losses to core profit produces ordinary profit, which appears on the statements of income.

In FY2007, Sony Life's core profit decreased 3.3% year on year, to ¥23.5 billion, owing to an increase in operating expenses.

Note: Like most life insurers that are organized as joint stock corporations, Sony Life sells non-participating life insurance. Mutual corporations, in contrast, typically offer participating policies, and their insurance premiums include a portion of financial resources for policyholder dividends. These amounts are counted as core profits and losses, and the financial resources for policyholder dividends are included in core profits. For this reason, mutual corporations tend to show higher core profits than joint stock corporations that operate on the same scale.

Core Profit

Years ended March 31 (Millions of yen)

Item		2007	2008
Core profit	[A]	24,366	**23,571**
Capital gains		22,571	**29,963**
Gains on monetary trusts		5,814	**5,304**
Gains on investments in trading securities		1,708	**324**
Gains on sales of securities		11,887	**24,023**
Gains from derivatives		3,061	**—**
Foreign exchange gains		99	**310**
Other capital gains		—	**—**
Capital losses		215	**13,119**
Losses on monetary trusts		—	**—**
Losses on investments in trading securities		—	**—**
Losses on sales of securities		148	**1,563**
Devaluation losses on securities		66	**6,697**
Losses from derivatives		—	**4,858**
Foreign exchange losses		—	**—**
Other capital losses		—	**—**
Net capital gains	[B]	22,356	**16,844**
Core profit plus net capital gains	[A]+[B]	46,722	**40,416**
Other one-time gains		1,849	**1,662**
Gain from reinsurance		—	**—**
Reversal of contingency reserve		—	**—**
Other		1,849	**1,662**
Other one-time losses		33,676	**2,787**
Losses from reinsurance		—	**—**
Provision for contingency reserves		2,488	**2,776**
Provision for reserve for specific problem loans		24	**10**
Provision for reserve for specific overseas receivable assets		—	**—**
Loans amortization		—	**—**
Other		31,162	**—**
Total other one-time losses	[C]	(31,827)	**(1,125)**
Ordinary profit	[A]+[B]+[C]	14,895	**39,290**

Notes: 1. Core profit for the fiscal year ended March 31, 2008, included gains on monetary trusts resulting from income gains equal to ¥9,471 million. "Other" in other one-time losses consisted of a one-time ¥1,662 million provision for policy reserves, which were increased to maintain future financial soundness for some insurance policies.

2. Core profit for the fiscal year ended March 31, 2007, included gains on monetary trusts resulting from income gains equal to ¥6,355 million. "Other" in other one-time gains, consisted of a ¥1,849 million reversal of policy reserve with respect to reserves previously established for future liabilities for certain insurance policies. "Other" in other one-time losses consisted of a one-time provision of ¥31,162 million for policy reserve. This provision related to certain insurance policies for which Sony Life had identified a risk that policyholder premiums (calculated based on then-applicable assumed rates of return and assumed mortality rates) could be insufficient to cover future payments. This provision also relates to all future liabilities for payment under the relevant policies.

■ Negative Spread

Life insurance companies retain a portion of premiums received from policyholders as policy reserves in anticipation of future payments. These policy reserves are calculated under the assumption that they will yield a certain rate of interest every year. This interest rate is called the "assumed interest rate." Negative spread arises when, owing to the deterioration of the investment environment or other factors, the actual investment yield falls below the assumed interest rate for some policies.

Sony Life's negative spread in FY2007 was ¥26.7 billion, compared with ¥37.3 billion in the previous fiscal year. Going forward, Sony Life will strive to raise management efficiency and continue to maintain ample profits to cover its negative spread.

Formula for Calculating Negative Spread

$$\left[\text{Investment yield for core profit}^{*1} - \text{Average assumed interest rate}^{*2}\right] \times \text{Policy reserve in the general account}^{*3} = \text{Negative spread}$$

Notes: 1. "Investment yield for core profit" is the investment income from the general account that is included in core profit, less the provision for policyholder dividend reserves, divided by policy reserve in the general account.
2. The "average assumed interest rate" is the assumed yield on the policy reserve in the general account.
3. "Policy reserve in the general account" is policy reserve in the general account, excluding the contingency reserve, calculated as follows: (Policy reserves at beginning of term + Policy reserves at end of term – Expected interest) x 1/2

■ Non-Performing Assets

As the table below shows, Sony Life has no risk-monitored loans (loans for which repayment circumstances are not ordinary). Moreover, all figures listed in the loans by borrower category are classified as normal loans.

Sony Life's loan balance as of March 31, 2008, was ¥108.6 billion. As Sony Life does not engage in commercial lending,* its loan balance is derived solely from policyholder loans, which are recoverable and limited to the value of surrender payments.

* Some life insurance companies engage in commercial lending as a part of their asset management for the purpose of generating interest income. Loans are categorized as policyholder loans, which are a form of customer service, and commercial loans. The balance of loans represents the sum of these categories.

Risk-Monitored Loans

As of March 31 (Millions of yen)

Category	2007	**2008**
Bankrupt loans	—	**—**
Non-accrual delinquent loans	—	**—**
Past-due loans (three months or more)	—	**—**
Restructured loans	—	**—**
Total	—	**—**

Loans by Borrower Category

As of March 31 (Millions of yen)

Category	2007	**2008**
Bankrupt and quasi-bankrupt loans	—	**—**
Doubtful loans	—	**—**
Sub-standard loans	—	**—**
Normal loans	98,601	**110,662**
Total	98,601	**110,662**

■ Solvency Margin Ratio

The solvency margin ratio indicates an insurance company's ability to pay. Life insurance companies accumulate policy reserves against the future payment of insurance claims so they can respond sufficiently to ordinarily anticipated events. However, unforeseen events occur as a result of changes in the environment, such as a major disaster or a cataclysmic fall in the stock market. The solvency margin ratio is one administrative control indicator used to judge if an insurer has the ability to pay in response to such unpredictable events.

As of March 31, 2008, Sony Life had a high solvency margin ratio of 1,747.9%, down 104.1 percentage points from the end of the previous fiscal year.

As of March 31 (Millions of yen)

Item	2007	**2008**
Total solvency margin [A]	625,097	**604,078**
Total capital	82,893	**94,407**
Reserve for price fluctuations	20,882	**24,099**
Contingency reserve	59,031	**61,807**
Reserve for possible loan losses	0	**0**
Net unrealized gains on other securities x 90% (100% in the event of an unrealized loss)	181,510	**116,735**
Net unrealized gains on real estate x 85% (100% in the event of an unrealized loss)	3,790	**5,172**
Excess of the amount equivalent to policy reserve under Zillmerized method	—	**287,332**
Subordinated debt	—	**—**
Deductible items	—	**—**
Other	276,989	**14,523**
Total risk $\sqrt{R1^2+(R2+R3+R7)^2}+R4$ [B]	67,501	**69,119**
Insurance risks R1	23,892	**17,989**
Assumed interest rate risks R2	10,798	**11,095**
Asset management risks R3	46,977	**45,376**
Business management risks R4	1,703	**1,750**
Minimum guarantee risks R7	3,530	**6,120**
Third-sector insurance risks R8	—	**6,926**
Solvency margin ratio { [A] / ([B] x 1/2) } x 100	1,852.0%	**1,747.9%**

Notes: 1. Calculations employed in the chart above apply the methods provided for under Articles 86 and 87 of the Insurance Business Law of Japan enforcement regulations, as stipulated in 1996 by the Ministry of Finance Official Notification No. 50. Any excess of the amount equivalent to policy reserve under Zillmer method is calculated as stipulated by Article 1–3 of Ministry of Finance Official Notification No. 50. As of March 31, 2007, excess of the amount equivalent to policy reserve under Zillmer method was included in "other."

2. From March 31, 2008, the third-sector insurance risks item is included in the calculation. (Figures for March 31, 2007, are based on the former standard.)

3. A standard method is used to calculate minimum guarantee risks.

Embedded Value

(Billions of yen)



1,000
750
500
250
0

Embedded value (Billions of yen)
Value of in-force business
Adjusted net worth
Value of new business in the fiscal year (Billions of yen)

Embedded value	492.0	539.3	776.1	900.5	833.8
Value of new business	38.9	38.1	34.2	36.7	28.9

As of March 31

■ Embedded Value

Embedded value ("EV") is calculated as the sum of the value of in-force business and adjusted net worth. In Europe and Canada, EV is regarded as one of indices used for assessing the corporate value of a life insurance company. Sony Life discloses EV at the end of each fiscal year as one of the indices used to evaluate the corporate value of its life insurance business within the Sony Financial Holdings Group.

Sony Life's EV

The Embedded Value of Sony Life was as follows:

As of March 31 (Billions of yen)

Category	2004	2005	2006	2007	**2008**
EV	492.0	539.3	776.1	900.5	**833.8**
Value of in-force business	381.7	409.6	499.8	638.8	**638.9**
Adjusted net worth	110.2	129.7	276.3	261.7	**194.8**
Value of new business in the fiscal year	38.9	38.1	34.2	36.7	**28.9**

Note: Different calculation methods and assumptions are used for EV results as of March 31, 2004, 2005, 2006, 2007 and 2008.

The value of in-force business is calculated as follows:

Value of in-force business = Present value of future after-tax profits on in-force business – Present value of cost of capital*.

"Cost of capital" is the spread between the investment yield and the discount rate applied to the amounts of capital and surplus that will be required to maintain the assumed level of solvency margin ratio.

Adjusted net worth is calculated as follows:

Adjusted net worth = (a) Total net assets in the balance sheets* + (b) Reserve for price fluctuations + (c) Contingency reserve + (d) Reserve for possible loan losses + (e) Net unrealized gains on land – (f) Unfunded employees' retirement benefits liability – (g) Deferred tax assets for (b), (c), (d), (e) and (f).

* "Total net assets in the balance sheets" excludes net unrealized gains on bonds except for convertible and certain other bonds.

Under the accounting principles and practices generally accepted in Japan ("Japanese GAAP"), which applies to life insurance companies in Japan like Sony Life, the balance sheets do not indicate the present value of future profits on in-force business, while EV indicates the present value of future profits on in-force business, together with the company's adjusted net worth. For this reason, we believe EV serves as a supplement to the financial information provided under Japanese GAAP and is a helpful indicator used to evaluate corporate value. However, EV covers only existing in-force business as of the date of valuation, and does not include the potential value of future new business, which is also generally considered a constituent of the economic value of an insurance company.

Breakdown of Adjusted Net Worth

As of March 31 (Billions of yen)

	2007	**2008**	Change
Adjusted net worth	261.7	**194.8**	(66.9)
Total net assets*	207.6	**136.9**	(70.7)
Reserve for price fluctuations	20.9	**24.1**	3.2
Contingency reserve	59.0	**61.8**	2.8
Reserve for possible loan losses	0	**0**	0
Net unrealized gains on land	6.8	**8.4**	1.6
Unfunded employees' retirement benefits liability	(1.9)	**(3.5)**	(1.6)
Deferred tax assets corresponding to preceding five items	(30.7)	**(32.9)**	(2.2)

* Excluding net unrealized gain on bonds except for convertible and certain other bonds.

Major Assumptions

The major assumptions employed in the calculation of EV at March 31, 2008 were as follows. Note that different major assumptions are used in calculating EV results as of March 31, 2004, 2005, 2006 and 2007.

Item	Assumptions
Discount rate	6.0%
Investment yield on new investments	Investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Operating expenses	Calculated using the cost for the maintenance and administration of policies and for payments of claims is based on Sony Life's experience during the most recent fiscal year (FY2007)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2007)
Solvency margin ratio	For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed.

1. Discount rate

The discount rate assumption was set by adding Sony Life's assumed risk premium (4.5%) to the risk-free rate (the yield on 10-year Japanese government bonds: 1.28%), as of the end of the fiscal year.

2. Investment yield

(1) Investment yield on new investments:

The investment yield on new investments assumption was calculated based on the implied forward rates computed from the yield curve of Japanese government bonds as of March 31, 2008, and assuming that Sony Life invests only in Japanese government bonds every year.

Sony Life sets the assumed investment yield on new investments using neutral assumptions set in light of the market environment at the end of each fiscal year. Neutral assumptions are made to avoid potential complications arising from the fact that the more Sony Life invests in assets with higher expected rates of return, the higher the calculated EV. Sony Life believes that assets with higher expected rates of return have higher risks and should be adjusted by discount rates when calculating EV.

The implied forward rates that were used are as follows.

FY	Investment Yield
2008	0.57%
2009	0.61%
2010	0.81%
2011	0.98%
2012	0.98%
2017	2.78%
2022	3.18%
2027	3.50%
2032	3.40%
2037	3.51%

(2) Investment yield on existing assets:

The investment yield on existing assets assumption was calculated separately for each asset, based on the following assumptions:

- For existing bonds other than convertible and certain other bonds, Sony Life assumed that it would hold them to maturity.
- For convertible and certain other bonds, Sony Life's calculations assumed that it would conduct rebalancing as of the date of evaluation as follows:
  After reflecting the unrealized gains from convertible bonds into its adjusted net worth, Sony Life immediately reinvests the remaining amount into Japanese government bonds.
- For stocks and other assets (policyholder loans, real estate, private equity funds, etc.), Sony Life assumed that it would maintain a balance at the end of the fiscal year within its own established internal limits for holdings of such assets.

Interest, dividends and proceeds from redemptions are calculated with the assumption that Sony Life would reinvest these proceeds into Japanese government bonds.

The weighted average investment yields on new investments and existing assets that were used are as follows

FY	Investment Yield
2008	1.92%
2009	1.88%
2010	1.89%
2011	1.91%
2012	1.88%
2017	2.90%
2022	3.24%
2027	3.66%
2032	3.63%
2037	3.77%

Movement analysis of EV from March 31, 2007

The change in EV from March 31, 2007 to March 31, 2008 is split into the following components.

(Billions of yen)

Item	Amount
(1) EV as of March 31, 2007	900.5
(2) Shareholder dividends	(6.5)
(3) Release from the value of in-force business	38.1
(4) EV of new policies for FY2007	28.9
(5) Difference between assumptions and actual results for the year ended March 31, 2008	(113.2)
(6) Difference from changes in the assumptions	(14.1)
(7) EV as of March 31, 2008	833.8

Note: Item (3) corresponds to unwinding of the amount of discount for one year made as of March 31, 2007 on the value of in-force business.

Impact of Changing Assumptions (Sensitivities)

The impact of changing the underlying assumptions on EV at March 31, 2008 would be as follows:

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	83.1	916.9
	From 6.0% to 7.0%	(67.5)	766.3
Solvency margin ratio	From 600% to 500%	7.7	841.5
	From 600% to 700%	(8.6)	825.2
Investment yield: +0.25%*	On total investments	59.1	892.8
	On new investments	34.8	868.6
Investment yield: –0.25%*	On total investments	(61.2)	772.5
	On new investments	(35.0)	798.7
Mortality and morbidity	Assumption x 1.1	(65.3)	768.5
Lapse and surrender rate	Assumption x 1.1	(16.1)	817.7
Operating expenses	Assumption x 1.1	(6.5)	827.2

* The impact of changes in investment yield assumptions is shown after taking into account the impact on policyholders' dividends.

Notes

Regulations require that certain reserves be set aside for payments to be made under variable life insurance and annuity contracts with minimum guaranteed benefits issued in FY2005 and thereafter. In calculating EV as of March 31, 2008, while setting aside the reserve for guaranteed minimum death benefits ("GMDB") based on Japanese GAAP, Sony Life evaluated the future cash flows on GMDB for all existing variable life insurance policies using the stochastic method. This evaluation reduced EV as of March 31, 2008 by ¥13.4 billion and reduced EV as of March 31, 2007 by ¥4.3 billion.

Opinion of Outside Specialist

Sony Life has obtained an opinion letter from Milliman, Inc., an independent actuarial firm that possesses insurance actuarial expertise, as attached.

This opinion letter can be found on SFH's website, at http://www.sonyfh.co.jp/index_en.html.

Disclaimer

Statements made in this annual report contain calculations based on assumptions regarding future projections that are subject to risks and uncertainties. Actual future results might differ significantly from the assumptions used in the EV calculations. Therefore readers are advised to be cautious and not place undue reliance on these EV calculations in assessing the corporate value of Sony Life.

Non-life Insurance Business

The non-life insurance business is conducted by Sony Assurance, a wholly-owned subsidiary of SFH.

In FY2007, ordinary revenues from the non-life insurance business increased 9.1% year on year, to ¥55.6 billion, as a result of an increase in net premiums written associated with steady growth in the number of policies, primarily automobile insurance policies. Ordinary profit grew 37.8%, to ¥2.8 billion, owing to higher ordinary revenues and the stable net loss ratio, which remained in line with that of the previous year.

Ordinary Revenues and Ordinary Profit

(Billions of yen) (Billions of yen)



60
40
20
0
15
10
5
0
07
08

■ Ordinary revenues (Billions of yen)
■ Ordinary profit (loss) (Billions of yen)

■	51.0	55.6
■	2.0	2.8

Years ended in March 31

Below, we review the operating performance of Sony Assurance, which conducts SFH's non-life insurance business.

Number of Policies in Force
(Automobile insurance + Medical and cancer insurance policies)

(Thousand of Policies)



1,200
900
600
300
0
04
05
06
07
08

■ Number of policies in force (Thousand of Policies) (Automobile insurance + Medical and cancer insurance policies)

■	530	670	820	930	1,020

As of March 31

Note: For numbers of policies in force, amounts of less than ten thousand have been truncated.

■ Policies in Force

In FY2007, the number of policyholders of Sony Assurance's mainstay automobile insurance and medical and cancer insurance continued to grow steadily. As a result, insurance policies in force—the sum of automobile insurance and medical and cancer insurance policies—as of March 31, 2008, increased 90 thousand from the end of the previous fiscal year to 1.02 million.

Net Premiums Written

(Billions of yen)



60
40
20
0
04
05
06
07
08

■ Voluntary automobile insurance (Billions of yen)
□ Personal accident insurance (Billions of yen)
■ Other (Billions of yen)

■	28.9	34.2	39.8	43.9	47.8
□	1.4	3.1	4.8	5.9	6.5
■	0.3	0.4	0.5	0.5	0.6
Total	30.7	37.8	45.2	50.4	55.0

Years ended March 31

■ Net Premiums Written

Net premiums written at non-life insurance companies, which corresponds with sales in other industries, are the premiums received from policyholders (i.e., direct premiums written) plus or minus reinsurance premiums (adding direct reinsurance premiums received and subtracting direct reinsurance premiums paid). In FY2007, Sony Assurance's net premiums written increased 9.0% year on year, to ¥55.0 billion. By type of insurance, net premiums written for voluntary automobile insurance increased 8.9%, to ¥47.8 billion, accounting for 87.0% of total net premiums written. Net premiums written for personal accident insurance, which comprises mainly medical and cancer insurance, grew 9.3%, to ¥6.5 billion, accounting for 11.8% of total net premiums written. For types of insurance other than voluntary automobile and personal accident insurance, such as fire insurance, marine insurance and compulsory automobile liability insurance, net premiums written increased 11.2%, to ¥0.6 billion.

■ Net Loss Ratio

The net loss ratio describes the ratio of the total amount of net losses paid and loss adjustment expenses, such as expenses incurred in surveying damages, to net premiums written. In FY2007, Sony Assurance's net loss ratio improved 0.1 percentage point, to 53.5%, from 53.6% in FY2006. By type of insurance, the net loss ratio on voluntary automobile insurance improved 0.6 percentage point, from 58.2% to 57.6%, while for personal accident insurance, including medical and cancer insurance, the ratio rose 3.5 percentage points, from 17.5% to 21.0%.


Net Loss Ratio
(%)
55
50
45
40
0
04
05
06
07
08
Net loss ratio (%)
—
49.1
51.9
52.3
53.6
53.5
Years ended March 31

■ Net Expense Ratio

The net expense ratio is the ratio of the total of costs to market and perform ongoing maintenance to net premiums written. This ratio includes the company's business expense and development costs for new products. In FY2007, Sony Assurance's net expense ratio rose 0.4 percentage point from the previous fiscal year to 26.7%, due to an increase of system-related expenses despite the improved efficiency of operations. The combined ratio—the sum of the net loss ratio and the net expense ratio—was up 0.4 percentage point from 79.9% to 80.3%.


Net Expense Ratio
(%)
50
40
30
20
0
04
05
06
07
08
Net expense ratio (%)
—
40.4
34.6
30.3
26.3
26.7
Years ended March 31

■ Underwriting Profits

Underwriting profits describe the level of profits that a company generates by underwriting insurance. Underwriting profits are calculated by subtracting from underwriting income (net premiums written, etc.); the underwriting expenses (net losses paid, loss adjustment expenses, etc.); and the operating, general and administrative expenses associated with underwriting, as well as the net amounts of various other income and expenses (such as corporate taxes associated with compulsory automobile liability insurance). In FY2007, Sony Assurance's underwriting profits increased ¥0.6 billion compared with the previous fiscal year, to ¥2.2 billion, owing to an increase in net premiums written and the stable net loss ratio, which remained essentially unchanged. By type of insurance, underwriting profits on voluntary automobile insurance rose ¥0.4 billion, to ¥1.1 billion. For personal accident insurance, including medical and cancer insurance, underwriting profits increased ¥0.2 billion, to ¥0.9 billion.


Underwriting Profits (Losses)
(Billions of yen)
3
0
−3
−6
04
05
06
07
08
Underwriting profits (losses) (Billions of yen)
(2.1)
(3.0)
(1.1)
1.6
2.2
Years ended March 31

■ Total Asset Composition and Investment Policy

〈Composition of Total Assets〉


Cash and deposits 3.7%
Deferred tax assets 5.6%
Intangible fixed assets 5.2%
Other assets 13.7%
Tangible fixed asset 0.3%
As of March 31, 2008
¥78.6 billion
Securities 71.5%

As of March 31, 2008, Sony Assurance's total assets increased 16.6% from the end of the previous fiscal year, to ¥78.6 billion. Of total assets, cash and deposits amounted to ¥2.9 billion (accounting for 3.7% of the total); securities ¥56.2 billion (accounting for 71.5%); tangible fixed assets ¥0.2 billion (accounting for 0.3%); intangible fixed assets ¥4.0 billion (accounting for 5.2%); other assets ¥10.7 billion (accounting for 13.7%); and deferred tax assets ¥4.4 billion (accounting for 5.6%). Sony Assurance's investment policy is to ensure stable investment returns over the medium to long term by investing primarily in yen-denominated bonds and taking into account the market environment and investment risks.

■ Solvency Margin Ratio

For non-life insurers, the solvency margin ratio is an important indicator of the ability to pay claims. As of March 31, 2008, Sony Assurance maintained a sound solvency margin ratio of 1,073.9%.

As of March 31 (Millions of yen)

Item		2007	**2008**
Total solvency margin	[A]	20,186	**23,977**
Capital or treasury amount (net assets, excluding the amount of expected outflow from the company and the amount of valuation and exchange differences and deferred assets)		13,222	**15,408**
Reserve for price fluctuations		25	**36**
Contingency reserve		—	**2**
Special catastrophe reserves		6,800	**8,553**
Reserve for possible loan losses		—	**—**
Net unrealized gains on other securities x 90% (100% in the event of an unrealized loss)		137	**(23)**
Net unrealized gains on real estate x 85% (100% in the event of an unrealized loss)		—	**—**
Refund reserve premium		—	**—**
Subordinated debt		—	**—**
Deductible items		—	**—**
Other		—	**—**
Total risk $\sqrt{(R1+R2)^2+(R3+R4)^2}+R5+R6$	[B]	3,998	**4,465**
Ordinary insurance risks	R1	3,408	**3,701**
Third-sector insurance risks	R2	—	**0**
Assumed interest rate risks	R3	—	**6**
Asset management risks	R4	231	**306**
Business management risks	R5	122	**138**
Major catastrophe risks	R6	458	**611**
Solvency margin ratio {[A]/([B] x 1/2)} x 100		1,009.7%	**1,073.9%**

Note: Calculations and figures included in the chart above apply the methods provided for under Articles 86 and 87 of the Insurance Business Law of Japan enforcement regulations, as stipulated in 1996 by Ministry of Finance Official Notification No. 50. The method of computing the solvency margin ratio was changed in accordance with revisions to the Insurance Business Law of Japan enforcement regulations made during the fiscal year ended March 31, 2008. Consequently, the basis of calculation differs for figures as of March 31, 2007, and March 31, 2008.

■ Non-Performing Assets

Sony Assurance's self-assessment of assets is outlined below. As stated, there were no loans.

Risk-Monitored Loans

As of March 31 (Millions of yen)

Category	2007	**2008**
Bankrupt loans	—	**—**
Non-accrual delinquent loans	—	**—**
Past-due loans (three months or more)	—	**—**
Restructured loans	—	**—**
Total	—	**—**

Loans by Borrower Category

As of March 31 (Millions of yen)

Category	2007	**2008**
Bankrupt and quasi-bankrupt loans	—	**—**
Doubtful loans	—	**—**
Sub-standard loans	—	**—**
Normal loans	—	**—**
Total	—	**—**


Banking
Business

Operations in the banking business include those of Sony Bank, a wholly-owned subsidiary of SFH, and Sony Bank Securities, a wholly-owned subsidiary of Sony Bank.

In FY2007, ordinary revenues from the banking business rose 33.4% year on year, to ¥25.9 billion, mainly due to higher interest income, which resulted from increased loans led by a rise in mortgage loans and greater investment income from higher deposits. Owing to a rise in gross operating profit, ordinary profit soared 77.4%, to ¥2.4 billion.

* SFH's ownership in Sony Bank was 88.0% through FY2006, but changed to 100% in March 2008.
** Sony Bank Securities was established in June 2007 and commenced operations in October 2007.

Ordinary Revenues and Ordinary Profit


(Billions of yen)
(Billions of yen)
30
20
10
0
3
2
1
0
07
08

■ Ordinary revenues (Billions of yen)
■ Ordinary profit (Billions of yen)

■	19.4	25.9
■	1.3	2.4

Years ended March 31

Below, we review the operating performance of Sony Bank, which accounts for the majority of the banking business in SFH's consolidated financial statements.

Gross Operating Profit


(Billions of yen)
12
9
6
3
0
04
05
06
07
08

■ Net interest income (Billions of yen)
□ Net fees and commissions (Billions of yen)
■ Net other income (Billions of yen)

■	3.3	3.7	4.8	4.5	5.1
□	0	0.1	0.4	0.5	0.3
■	0.3	1.4	4.1	3.9	5.4
Total	3.7	5.3	9.4	9.0	10.9

Years ended March 31

Gross Operating Profit, General and Administrative Expenses, and Ordinary Profit (Loss)


(Billions of yen)
12
8
4
0
–4
04
05
06
07
08

— Gross operating profit (Billions of yen)
— General and administrative expenses (Billions of yen)
— Ordinary profit (loss) (Billions of yen)

—	3.7	5.3	9.4	9.0	10.9
—	5.8	6.9	7.0	7.6	8.1
—	(2.2)	(1.6)	2.2	1.3	2.7

Years ended March 31

■Gross Operating Profit

In FY2007, Sony Bank's gross operating profit increased 21.2% year on year, to ¥10.9 billion, owing to higher net interest income. The bank derives gross operating profit from net interest income, net fees and commissions and net other income.

Sony Bank uses the funds that its customers have deposited to invest in securities, provide mortgage loans and offer loans to individuals. Net interest income refers to the spread between funding costs, such as interest paid on deposits, and interest received on securities, loans and other items. In FY2007, net interest income increased 11.3% year on year, to ¥5.1 billion, mainly as the result of a higher balance of invested assets led by the expansion of business.

Net fees and commissions refers to the spread between the fees and commissions received on securities-related business as well as on remittances and transfers and the fees and commissions paid for ATM use and for remittances and transfers. In FY2007, net fees and commissions decreased 27.8% from the previous fiscal year to ¥0.3 billion, owing to higher fees and commissions paid mainly for the use of ATMs.

Net other income refers to services not included in net interest income or net fees and commissions. These include gains and losses associated with foreign exchange transactions, sales of bonds and others and derivatives (gains or losses on derivative products, including swaps held to hedge securities and other investments). In FY2007, net other income increased 39.8% year on year, to ¥5.4 billion, due to an improvement in profit and losses on market investments.

■General and Administrative Expenses

General and administrative expenses increased 6.3% from the previous fiscal year, to ¥8.1 billion, owing to greater personnel expenses associated with the expansion of business.

■Ordinary Profit

Due to higher gross operating profit, Sony Bank's non-consolidated ordinary profit jumped 102.8% year on year, to ¥2.7 billion. Net income increased substantially, from ¥1.0 billion to ¥4.4 billion because of the above-mentioned factors and corporate taxes associated with a deferred tax liability.

■Number of Accounts

Throughout FY2007, Sony Bank endeavored to acquire new customers by expanding its product and service offerings and raising its brand awareness. As a result, the number of accounts increased steadily throughout the year, growing 24.2%, or 118 thousand, to 610 thousand as of March 31, 2008.

■Customer Assets (Total of Deposits and Investment Trusts)

Customer assets (total of deposits and investment trusts) as of March 31, 2008, were ¥1,247.3 billion, up 46.9% from the end of the previous fiscal year. Of this figure, yen deposits accounted for 71.6% and amounted to ¥892.6 billion, foreign currency deposits accounted for 20.2% and came to ¥251.7 billion, resulting in total deposits constituting 91.7% of total customer assets at ¥1,144.3 billion. Investment trusts accounted for 8.3% of total customer assets, with a balance of ¥102.9 billion.

Of yen deposits, growing interest in Internet banking and time deposits and the effect of special interest rate offerings during the Japanese bonus period caused the pace of yen deposit increases to rise substantially. Consequently, the balance of yen deposits amounted to ¥892.6 billion as of March 31, 2008, up 47.7% from one year earlier. The balance of foreign currency deposits also rose significantly, owing to ongoing yen appreciation throughout the fiscal year, resulting in more foreign currency deposits, especially those in U.S. dollars, being purchased. As of March 31, 2008, foreign currency deposits were up 70.2%, to ¥251.7 billion, accounting for 22.0% of total deposits. Despite a worsening market environment that caused base values to decline, investment trusts increased 6.7% year on year, to ¥102.9 billion as of March 31, 2008.

General and Administrative Expenses


(Billions of yen)
10.0
7.5
5.0
2.5
0
04
05
06
07
08

General and administrative expenses (Billions of yen)

□	5.8	6.9	7.0	7.6	8.1

Years ended March 31

Number of Accounts


(Thousand of accounts)
800
600
400
200
0
04
05
06
07
08

Number of accounts (Thousand of accounts)

□	268	367	430	491	610

As of March 31

Customer Assets


(Billions of yen)
1,500
1,000
500
0
04
05
06
07
08

■ Yen deposits (Billions of yen)
□ Foreign currency deposits (Billions of yen)
■ Investment trusts (Billions of yen)

■	271.6	387.6	451.0	604.4	892.6
□	107.2	159.1	148.9	147.8	251.7
■	16.4	29.6	75.1	96.5	102.9
Total	395.3	576.3	675.1	848.8	1,247.3

As of March 31

Loans


(Billions of yen)
400
300
200
100
0
04
05
06
07
08

■ Mortgage loans (Billions of yen)
□ Other (Billions of yen)

■	60.4	122.7	234.3	278.0	338.8
□	2.5	3.6	5.0	6.6	8.1
Total	63.0	126.3	239.4	284.7	347.0

As of March 31

Securities (by Ratings)


(Billions of yen)
500
400
300
200
100
0
04
05
06
07
08

■ AAA □ AA ■ A □ BBB
□ P-1 ■ P-2

(Billions of yen)

■	141.8	146.6	214.4	157.5	277.2
□	31.7	17.0	53.6	54.8	69.1
■	112.4	81.5	121.0	110.1	113.3
□	47.2	69.3	53.3	32.7	18.2
□	—	—	—	7.9	—
■	—	—	—	12.9	—
Securities	333.4	314.5	442.5	376.2	478.0

As of March 31

Note: Graph figures exclude ¥7.7 billion in investment trusts that are not rated and ¥3.0 billion in shares of a subsidiary.

Composition of Total Assets


Cash and due from banks 0.6%
Other 1.3%
Call loans 29.1%
As of March 31, 2008
¥1,211.0 billion
Securities 40.4%
Loans 28.7%

■ Loans

Loans as of March 31, 2008, were up 21.9% from the end of the previous fiscal year, to ¥347.0 billion. Of this figure, mortgage loans accounted for 97.6%. Besides mortgage loans, Sony Bank offers card loans and special-purpose loans.

As of March 31, 2008, the balance of mortgage loans was up 21.9% from the end of the previous fiscal year, to ¥338.8 billion. In FY2007, Sony Bank expanded its mortgage loan tie-ups and in January 2008 completely eliminated commissions on accelerated mortgage loan payments. In addition, Sony Life began handling banking agency business on behalf of Sony Bank, enabling Sony Life's Lifeplanner sales employees to explain Sony Bank's mortgage loan products, as well as to deliver applications to customers. Thus, Sony Bank has enhanced its services.

■ Securities

Sony Bank's principal investments are in securities, and as of March 31, 2008, the balance of securities was ¥488.7 billion, up 28.2% from the end of the previous fiscal year. Of this amount, Japanese government bonds represented ¥171.1 billion, up ¥40.1 billion; corporate bonds were ¥152.1 billion, up ¥77.3 billion; and other securities amounted to ¥162.5 billion, up ¥8.0 billion. Securities rated AA or above accounted for 72.5% of the total.

Sony Bank's investment in Sony Bank Securities of ¥3.0 billion (¥1.5 billion in common stock and ¥1.5 billion in capital surplus) was recorded as stock.

Note: Sony Bank classifies its securities according to the Basel II standardized approach, by referring to the ratings of five rating agencies: Moody's Investors Service, Inc.; Standard & Poor's; Rating and Investment Information, Inc.; Japan Credit Rating Agency, Ltd.; and Fitch Ratings, Ltd.

■ Total Assets

Sony Bank's total assets as of March 31, 2008, increased 50.1% from the end of the previous fiscal year, to ¥1,211.0 billion. Of this figure, securities were ¥488.7 billion (accounting for 40.4% of the total), loans were ¥347.0 billion (28.7%), call loans were ¥352.5 billion (29.1%), cash and due from banks were ¥7.3 billion (0.6%), and other items were ¥15.2 billion (1.3%).

■ Capital Adequacy Ratio (Domestic Criteria)

The capital adequacy ratio indicates a bank's financial stability. As of March 31, 2008, Sony Bank's capital adequacy ratio (domestic criteria) was 9.15%. This level is significantly higher than the 4.0% capital adequacy ratio required under the Banking Law of Japan as a minimum standard for banks that operate only in Japan.

Capital Adequacy Ratio (Domestic Criteria)



(%)
20
15
10
5
0
04
05
06
07
08

Capital adequacy ratio (domestic criteria) (%)

—	10.29	11.97	9.24	11.49	9.15

As of March 31

Sony Bank's Capital Adequacy Ratio (Domestic Criteria)

As of March 31 (Millions of yen)

Category			2007	2008
Tier I capital	[A]		37,342	**37,241**
(Core capital)		Common stock	25,000	**25,000**
		Of which, noncumulative perpetual preferred stock	—	**—**
		Capital surplus	15,000	**15,000**
		Retained earnings	—	**—**
		Other retained earnings	1,804	**6,296**
		Unrealized losses on other securities	4,462	**9,055**
Tier II capital	[B]		152	**161**
(Supplementary capital)		General reserve for possible loan losses	152	**161**
Deductions	[C]		—	**—**
Total capital	[A+B–C] [D]		37,494	**37,402**
Risk-adjusted assets	[E]		326,318	**408,710**
		On-balance items	306,833	**386,395**
		Off-balance items	1,120	**312**
		Result of dividing operational risk by 8%	18,364	**22,002**
Capital adequacy ratio	[D/E]		11.49%	**9.15%**

Note: The non-consolidated capital adequacy ratio (domestic criteria) was calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006.

■ Non-Performing Assets

Sony Bank does not engage in commercial lending to corporate borrowers, and its lending to individual customers is dispersed among many borrowers. The bank conducts credit screening according to industry standards and manages loans carefully. Consequently, non-performing assets are low in every category (see tables), enabling the bank to maintain a healthy composition of assets.

Risk-Monitored Loans

As of March 31 (Millions of yen)

Category	2007	2008
Bankrupt loans	—	**15**
Non-accrual delinquent loans	24	**227**
Past-due loans (three months or more)	—	**—**
Restructured loans	252	**244**
Total	277	**487**

Problem Loans based on the Financial Reconstruction Law

As of March 31 (Millions of yen)

Category	2007	2008
Bankrupt and quasi-bankrupt loans	24	**152**
Doubtful loans	0	**90**
Sub-standard loans	252	**244**
Normal loans	291,082	**350,854**
Total	291,359	**351,342**

Financial Data (Unaudited)

The Company's consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of changes in net assets and the consolidated statements of cash flows) have received a certificate of audit from PricewaterhouseCoopers Aarata in accordance with Article 193-2 of the Financial Products Exchange Law or the Article 193-2-1 of the Securities and Exchange Law.

Consolidated Balance Sheets

As of March 31, (Millions of yen)

	2007	2008
■ Assets:		
Cash and due from banks	40,996	**60,058**
Call loans and bills bought	332,459	**424,868**
Monetary trusts	718,492	**895,672**
Securities	2,649,768	**2,930,441**
Loans	381,522	**455,763**
Tangible fixed assets	88,574	**84,451**
Intangible fixed assets	8,593	**16,412**
Due from agencies	0	**—**
Due from reinsurers	496	**256**
Foreign exchanges	4,156	**1,683**
Other assets	95,351	**101,229**
Deferred tax assets	3,599	**6,937**
Reserve for possible loan losses	(230)	**(327)**
Total Assets	4,323,780	**4,977,450**
■ Liabilities:		
Policy reserve and others:	3,157,636	**3,454,167**
Reserve for outstanding claims	29,920	**31,653**
Policy reserve	3,125,118	**3,418,006**
Reserve for policyholders' dividends	2,597	**4,506**
Due to agencies	1,415	**1,308**
Due to reinsurers	934	**926**
Deposits	752,366	**1,143,476**
Call money and bills sold	10,000	**10,000**
Foreign exchanges	0	**0**
Other liabilities	75,367	**62,530**
Reserve for employees' bonuses	1,906	**2,240**
Reserve for employees' retirement benefits	11,212	**11,920**
Reserve for directors' retirement benefits	241	**252**
Reserve for price fluctuations and others	20,908	**24,136**
Deferred tax liabilities	20,904	**4,156**
Deferred tax liabilities on land revaluation	706	**706**
Total Liabilities	4,053,601	**4,715,822**
■ Net Assets:		
Common stock	5,500	**19,900**
Capital surplus	180,877	**195,277**
Retained deficits	(44,173)	**(26,417)**
Total shareholders' equity	142,203	**188,759**
Net unrealized gains on other securities, net of taxes	125,043	**74,902**
Net deferred losses on hedging instruments, net of taxes	(408)	**(1,345)**
Land revaluation, net of taxes	(1,475)	**(1,475)**
Foreign currency translation adjustments	390	**786**
Total valuation and translation adjustments	123,549	**72,868**
Minority interests	4,425	**—**
Total Net Assets	270,179	**261,627**
Total Liabilities and Net Assets	4,323,780	**4,977,450**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

For the years ended March 31, (Millions of yen)

	2007	2008
Ordinary Revenues	759,280	**822,153**
Ordinary Revenues from the Life Insurance Business:	688,854	**740,596**
Income from insurance premiums	605,051	**648,178**
Investment income	78,928	**87,542**
Other ordinary income	4,874	**4,875**
Ordinary Revenues from the Non-life Insurance Business:	50,988	**55,625**
Underwriting income	50,495	**55,036**
Investment income	464	**572**
Other ordinary income	27	**16**
Ordinary Revenues from the Banking Business:	19,437	**25,931**
Interest income	12,763	**17,162**
Fees and commissions	1,587	**1,753**
Other operating income	5,065	**7,001**
Other ordinary income	21	**15**
Ordinary Expenses	740,926	**777,653**
Ordinary Expenses from the Life Insurance Business:	674,822	**702,056**
Insurance claims and other payments	219,352	**241,114**
Provision for policy reserve and others	349,666	**286,271**
Investment expenses	8,231	**69,903**
Operating expenses	87,270	**94,189**
Other ordinary expenses	10,300	**10,578**
Ordinary Expenses from the Non-life Insurance Business:	48,610	**52,420**
Underwriting expenses	36,166	**38,634**
Investment losses	3	**5**
Operating, general and administrative expenses	12,392	**13,763**
Other ordinary expenses	48	**16**
Ordinary Expenses from the Banking Business:	17,493	**23,175**
Interest expenses	8,174	**12,045**
Fees and commissions	445	**1,049**
Other operating expenses	1,149	**1,524**
General and administrative expenses	7,665	**8,411**
Other ordinary expenses	58	**144**
Ordinary Profit	18,354	**44,500**
Extraordinary Gains	334	**2**
Extraordinary Losses	1,146	**3,820**
Provision for Reserve for Policyholders' Dividends	2,057	**3,159**
Income Before Income Taxes	15,485	**37,522**
Income Taxes—Current	20,270	**6,690**
—Deferred	(14,929)	**6,078**
Minority Interests	123	**497**
Net Income	10,021	**24,255**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets

For the year ended March 31, (Millions of yen)

	2007				
	Shareholder's Equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	—	138,682
Changes during the period:					
Dividends from surplus	—	—	(6,500)	—	(6,500)
Net income	—	—	10,021	—	10,021
Net changes of items other than shareholder's equity	—	—	—	—	—
Total changes during the period	—	—	3,521	—	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	—	142,203

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	—	(1,475)	113	124,358	4,165	267,206
Changes during the period:							
Dividends from surplus	—	—	—	—	—	—	(6,500)
Net income	—	—	—	—	—	—	10,021
Net changes of items other than shareholder's equity	(676)	(408)	—	276	(808)	259	(548)
Total changes during the period	(676)	(408)	—	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

The accompanying notes are an integral part of these financial statements.

For the year ended March 31, (Millions of yen)

	2008				
	Shareholders' Equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	**5,500**	**180,877**	**(44,173)**	**—**	**142,203**
Changes during the period:					
Issuance common stock	**14,400**	**14,400**	**—**	**—**	**28,800**
Dividends from surplus	**—**	**—**	**(6,500)**	**—**	**(6,500)**
Net income	**—**	**—**	**24,255**	**—**	**24,255**
Net changes of items other than shareholders' equity	**—**	**—**	**—**	**—**	**—**
Total changes during the period	**14,400**	**14,400**	**17,755**	**—**	**46,555**
Balance as of March 31, 2008	**19,900**	**195,277**	**(26,417)**	**—**	**188,759**

	Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	**125,043**	**(408)**	**(1,475)**	**390**	**123,549**	**4,425**	**270,179**
Changes during the period:							
Issuance common stock	**—**	**—**	**—**	**—**	**—**	**—**	**28,800**
Dividends from surplus	**—**	**—**	**—**	**—**	**—**	**—**	**(6,500)**
Net income	**—**	**—**	**—**	**—**	**—**	**—**	**24,255**
Net changes of items other than shareholders' equity	**(50,140)**	**(937)**	**—**	**396**	**(50,681)**	**(4,425)**	**(55,106)**
Total changes during the period	**(50,140)**	**(937)**	**—**	**396**	**(50,681)**	**(4,425)**	**(8,551)**
Balance as of March 31, 2008	**74,902**	**(1,345)**	**(1,475)**	**786**	**72,868**	**—**	**261,627**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

For the years ended March 31, (Millions of yen)

		2007	2008
I	**Cash flows from operating activities:**		
	Income before income taxes	15,485	**37,522**
	Depreciation and amortization	4,683	**5,512**
	Impairment losses	0	**125**
	Increase in policy reserve and others	359,544	**297,771**
	Interest income and dividends	(47,714)	**(65,973)**
	(Gains) losses on securities	(31,972)	**31,615**
	Interest expenses	8,182	**12,061**
	Net (increase) decrease in loans	(45,245)	**(62,352)**
	Net increase (decrease) in deposits	152,587	**390,559**
	Net (increase) decrease in call loans and bills bought	(82,885)	**(249,509)**
	Net increase (decrease) in call money and bills sold	(100,700)	**—**
	Others, net	(1,653)	**14,076**
	Subtotal	230,312	**411,410**
	Interest and dividends received	52,737	**64,653**
	Interest paid	(7,105)	**(9,947)**
	Policyholders' dividends paid	(1,048)	**(1,264)**
	Income taxes paid	(16,724)	**(19,398)**
	Net cash provided by operating activities	258,171	**445,452**
II	**Cash flows from investing activities:**		
	Investments in monetary trusts	(127,015)	**(177,263)**
	Proceeds from sale of monetary trusts	61,700	**—**
	Purchases of securities	(659,994)	**(1,544,414)**
	Proceeds from sale and redemption of securities	661,927	**1,152,322**
	Investments in loans	(49,602)	**(44,140)**
	Collections of loans	40,002	**32,673**
	Others, net	(500)	**(6,364)**
	Subtotal	(73,482)	**(587,187)**
	Purchases of tangible fixed assets	(10,148)	**(4,981)**
	Proceeds from sale of tangible fixed assets	1	**0**
	Purchases of intangible fixed assets	(3,586)	**(6,361)**
	Purchase of securities of a consolidated subsidiary	—	**(6,750)**
	Net cash used in investing activities	(87,215)	**(605,280)**
III	**Cash flows from financing activities:**		
	Proceeds from issuance of stock	—	**28,800**
	Cash dividends paid	(6,500)	**(6,500)**
	Net cash provided by (used in) financing activities	(6,500)	**22,300**
IV	**Effect of exchange rate changes on cash and cash equivalents**	41	**(45)**
V	**Net increase (decrease) in cash and cash equivalents**	164,496	**(137,573)**
VI	**Cash and cash equivalents at beginning of the fiscal year**	109,263	**273,760**
VII	**Cash and cash equivalents at end of the fiscal year**	273,760	**136,186**

The accompanying notes are an integral part of these financial statements.

Notes to the Consolidated Financial Statements

For the year ended March 31, 2008

1. Basis of Presenting Consolidated Financial Statements

Sony Financial Holdings Inc. ("SFH") and its domestic subsidiaries maintain their accounting records and prepare their financial statements in Japanese yen in accordance with the provisions set forth in the Company Law of Japan, the Insurance Business Law of Japan and the Banking Law of Japan and in conformity with generally accepted accounting principles and practices in Japan, which differ in certain respects from the application and disclosure requirements of generally accepted accounting principles and practices under the International Financial Reporting Standards. SFH's overseas subsidiary, located in the Philippines, maintains its accounting records and prepares its financial statements in conformity with generally accepted accounting principles and practices prevailing in the Philippines.

2. Principles of Consolidation

(1) Scope of consolidation

Number of consolidated subsidiaries: 5

Consolidated subsidiaries: Sony Life Insurance Co., Ltd., Sony Life Insurance (Philippines) Corporation, Sony Assurance Inc., Sony Bank Inc., Sony Bank Securities Inc.

As Sony Bank Securities Inc., which was newly established during FY2007, is included in the scope of consolidation.

No subsidiaries are excluded from the scope of consolidation.

(2) Application of the equity method

Number of affiliated companies accounted for under the equity method: Not applicable

Affiliated company not accounted for under the equity method:

AEGON Sony Life Planning is excluded from the scope of equity method because its net income and retained earnings are so immaterial that excluding it from the scope of equity method does not hinder a rational judgement of SFH's financial position and results of operations.

(3) Fiscal year-end of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year-end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements of SFH. All other subsidiaries prepare their respective financial statements as of March 31, the same date as the consolidated financial statements of SFH.

(4) Valuation of assets and liabilities of consolidated subsidiaries

Certain assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

(5) Amortization of goodwill

Goodwill is amortized using the straight-line method over five years.

3. Summary of Significant Accounting Policies

(1) Securities

Securities are stated in the following manner:

Securities held for trading purposes ("trading securities") are stated at fair value with unrealized gains and losses charged to income. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Investment in affiliates that are not accounted for by the equity method are stated at acquisition cost, calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is readily determinable are stated at fair value in the consolidated balance sheets based on market prices prevailing at each balance sheet date, with unrealized gains (losses), net of income taxes, included in net assets and acquisition costs calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is not readily determinable are stated at amortized cost (straight-line method) or at acquisition cost based on the moving-average method.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value, with changes in fair value included in income for the period in which they arise, except for derivatives that are designated by SFH and its domestic subsidiaries (the "Companies") as "hedging instruments."

(3) Tangible fixed assets

All tangible fixed assets, including real estate for lease, are initially recorded at cost. Subsequent expenses related to asset improvements are capitalized or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Companies and the cost of the item can be measured reliably. All other repairs and maintenance charges are charged to income when incurred.

Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment over the estimated useful lives of the assets, as follows:

Buildings	4 to 45 years
Other property and equipment	2 to 20 years

In accordance with revisions to the Japanese corporation tax law, the depreciation method for tangible fixed assets has been changed. Starting from April 1, 2007, tangible fixed assets acquired on and after April 1, 2007 are depreciated fully to their memorandum values, or ¥1. This change has had only a minor impact on SFH's results of operations.

In accordance with the revised Japanese corporation tax law, depreciation of the remaining book value of tangible fixed assets acquired on and before March 31, 2007 and depreciated up to the depreciable amount is computed using the straight-line method over a period of 5 years. This change has had only a minor impact on SFH's results of operations.

(4) Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method. Software for internal use is amortized using the straight-line method mainly over 5 years, its estimated useful life.

(5) Reserve for possible loan losses
The reserve for possible loan losses is calculated by the Companies in accordance with self-assessment guidelines and write-off and reserve guidelines established at each subsidiary. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over certain periods. Each loan is subject to asset assessment by the operational department of the relevant company in accordance with its self-assessment guidelines, and the results of the assessment are reviewed by the respective internal audit departments, which are independent from the operational departments, before the amount of reserve is finalized.

(6) Reserve for employees' bonuses
The reserve for employees' bonuses is provided for the estimated amount of bonuses the Companies are required to pay for services provided during the current fiscal year.

(7) Reserve for employees' retirement benefits
The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end. Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence. Unrecognized net actuarial gain (loss) is amortized using the straight-line method over 7 to 10 years within the employees' average remaining service period, commencing from the fiscal year immediately following incurrence. Unrecognized net obligation at transition is amortized using the straight-line method over 15 years.

(8) Reserve for directors' retirement benefits
The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations of SFH and its domestic subsidiaries and calculated at the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year-end.

(9) Reserve for price fluctuations
Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

(10) Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at each balance sheet date, whereas components of net assets denominated in foreign currencies are translated at historical rates. The current year's profit and loss accounts are translated into yen using the average exchange rate for the fiscal year.

(11) Leases transactions
Finance leases that do not transfer ownership of the leased property to the lessee are accounted for as operating leases.

(12) Hedge accounting
SFH's banking subsidiary applies either deferred hedge accounting or fair value hedge accounting to account for transactions it enters into to hedge interest rate risks on financial assets and liabilities. SFH's banking subsidiary uses interest rate swaps to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items that are grouped based on their maturity, in accordance with "Accounting and Auditing Treatments on Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

(13) Accounting for consumption taxes
The consumption taxes received and paid by SFH and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of SFH's non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment are not deductible from the consumption taxes received; they are recorded as "other assets" and amortized on a straight-line basis over 5 years. Other non-deductible consumption taxes are charged to income as incurred.

(14) Policy reserve
Pursuant to the Insurance Business Law, SFH's domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The policy reserve is established by the net level premium method, which assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is a portion of the premium covering insurance underwriting risk, which is estimated based on factors such as mortality rates, investment yield, surrender rates and other factors. The net level premium reserve for individual insurance contracts underwritten from fiscal year 1996 is calculated using mortality and interest rates set by the Financial Services Agency as standard policy reserve. Additionally, the net level premium reserve for individual insurance contracts underwritten before fiscal year 1996 is calculated using mortality and interest rates approved by the supervisor of insurance business in Japan.

(15) Application of consolidated tax provision
Prior to the listing of SFH's shares on the Tokyo Stock Exchange, the consolidated tax provision, under which Sony Corporation is the parent company, was applied to SFH and its domestic subsidiaries wholly owned by Sony Corporation. As a listing of SFH's shares on the Tokyo Stock Exchange, SFH and its domestic subsidiaries ceased to be wholly-owned subsidiaries of Sony Corporation. As a result, starting from April 1, 2007, SFH and its domestic subsidiaries calculate their tax provision (benefit) based on the assumption that they are excluded from the consolidated tax system.

(16) Scope of funds in the consolidated statements of cash flows
Funds included within this scope include cash on hand, demand deposits and other funds that are easily convertible to cash, as well as short-term instruments that mature within three months and have a negligible risk of value fluctuation.

4. Notes to the Consolidated Balance Sheets

(1) The balance of loans includes ¥15 million in loans to debtors in bankruptcy (before deductions for reserve for possible loan losses) ¥227 million in "non-accrual delinquent loans" (before deductions for reserve for possible loan losses). Loans to debtors in bankruptcy include debtors that have been in arrears on principal or interest payments for a considerably long period of time or loans (before deductions for reserve for possible loan losses) on which principal or interest payments are considered unlikely to occur in the future for other reasons and on which interest income is not recognized. These loans with reasons defined under Article 96-1-3, i through iv of the Corporate Income Tax Law Enforcement Guidelines (Enforcement Order 97 of 1965), or 96-1-3 or Item 4 of the same guidelines. "Non-accrual delinquent loans" are loans on which accrued interest income is not recognized, excluding "bankrupt loans" and loans on which interest payments are deferred in order to support the borrowers' recovery from financial difficulties.

(2) The balance of loans includes ¥244 million in "restructured loans" (before deductions for reserve for possible loan losses).
"Restructured loans" are loans on which terms and conditions have been amended in favor of the borrowers (e.g., reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers' recovery from financial difficulties, excluding "bankrupt loans", "non-accrual delinquent loans" and "past due loans (three months or more)".

(3) On March 31, 2002, SFH's domestic life insurance subsidiary revalued its land for operating purposes, as permitted by the Land Revaluation Law (Law No. 34, enacted March 31, 1998—the "Law"). The tax effect of the revaluation difference is accounted for differently, depending on whether there are gains or losses; when there is a loss, a valuation allowance is fully provided for the tax effect of the loss, and when there is a gain, the tax effect is recorded in "deferred tax liabilities on land revaluation". After excluding these amounts, the net revaluation difference is reported as "land revaluation" in net assets. The revaluation method stipulated by Article 3-3 of the Law was based on the land appraisal in conformity with Article 2-5 of the Law Enforcement Order related to the Law (Government Ordinance No. 119, effective from March 31, 1998) .

(4) Accumulated depreciation of tangible fixed assets as of March 31, 2007 was ¥10,926 million.

(5) The balance sheet includes ¥321,789 million of assets and liabilities in equal amounts related to separate accounts as of March 31, 2007, as stipulated in Article 118 of the Insurance Business Law.

(6) Securities includes ¥1,000 million of shares in affiliated companies.

(7) Changes in the reserve for policyholders' dividends at SFH's domestic life insurance subsidiary for the fiscal year ended March 31, 2008, are as follows:

Balance at beginning of the fiscal year:	¥2,597 million
Policyholders' dividends during the fiscal year:	¥1,264 million
Increase in interest:	¥ 13 million
Provision for reserve for policyholders' dividends:	¥3,159 million
Balance at end of the fiscal year:	¥4,506 million

(8) Securities with a book value of ¥10,306 million were pledged as collateral for ¥10,000 million of call money and bills sold at March 31, 2008. In addition to the assets described above, securities with a book value of ¥60,165 million were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2008.

(9) Net assets per share amounted to ¥120,288.66.

(10) The following provides fair value information on securities as of March 31, 2008:

Trading securities (Millions of yen)

Consolidated balance sheet amount	Net valuation gains recorded in income
302,375	(55,462)

Held-to-maturity securities with fair values (Millions of yen)

	Consolidated balance sheet amount	Fair value	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Bonds	55,929	56,634	705	742	37
Japanese government and municipal bonds	50,932	51,555	622	659	36
Japanese corporate bonds	4,996	5,079	82	83	0
Others	807	841	33	33	—
Total	56,737	57,476	739	776	37

Other securities with fair values (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Bonds	1,987,538	2,041,742	54,203	68,298	14,094
Japanese government and municipal bonds	1,511,519	1,555,557	44,037	51,130	7,092
Japanese corporate bonds	476,018	486,184	10,166	17,168	7,001
Equity securities	126,286	171,906	45,620	49,364	3,744
Others	335,423	326,480	(8,943)	5,676	14,620
Total	2,449,248	2,540,128	90,880	123,339	32,459

Sale of bonds held to security disposed of during the fiscal year under review
Nothing to report.

Other securities sold in the year ended March 31, 2008, are as follows:
(Millions of yen)

Sales amount	Gains on sales	Losses on sales
672,761	24,826	2,765

Overview of securities without market value are as follows:
(Millions of yen)

	Consolidated balance sheet amount
Shares of affiliated company	1,000
Other securities	30,199
Stocks	4
Others	30,195
Total	31,199

The future redemption schedule of other securities with maturities and held-to-maturity securities is as follows:

(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	123,728	442,309	1,067,760	463,872
Japanese government and municipal bonds	38,797	138,283	992,668	436,739
Japanese corporate bonds	84,930	304,025	75,091	27,132
Others	48,958	149,190	88,047	47,250
Total	172,687	591,500	1,155,807	511,123

(11) The fair value information on monetary trusts as of March 31, 2008, is as follows:

Monetary trusts for trading purposes (Millions of yen)

Consolidated balance sheet amount	Net valuation losses recorded in income
63,203	(2,831)

Other monetary trusts (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains/losses	Unrealized gains	Unrealized losses
Other monetary trusts	804,405	832,469	28,063	31,990	3,926

Note: Jointly invested monetary trusts of ¥50 million are included in the above table.

(12) Commitments to provide credit line contracts on overdrafts of the banking subsidiary and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments at March 31, 2008 was ¥10,669 million and the amount of unused commitments whose original contract terms are within one year at March 31, 2008 was ¥10,669 million.

(13) Expected future losses of the domestic life insurance subsidiary under the life insurance policyholder protection structure stipulated under Article 259 of the Insurance Business Law amounted to ¥6,920 million. Such losses are recognized as expenses during the fiscal year in which they are defined.

(14) All figures in the consolidated financial statements and notes are stated in millions of yen and fractional amounts of less than ¥1 million are discarded. As a result, the total shown in the consolidated financial statements and notes thereto do not necessarily agree with the sum of the individual account balances.

5. Notes to the Consolidated Statements of Income

(1) Net income per share is calculated based on the weighted-average number of shares of common stock outstanding during the fiscal year. For the year ended March 31, 2008, the net income per share was ¥11,357.53. There were no potential dilutive securities.

The basis for this calculation is net income of ¥24,255 million, of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding for the fiscal year ended March 31, 2008, was 2,135,655.

(2) All figures in the consolidated financial statements and notes are stated in millions of yen and fractional amounts of less than ¥1 million are discarded. As a result, the total shown in the consolidated financial statements and notes thereto do not necessarily agree with the sum of the individual account balances.

6. Notes to the Consolidated Statement of Changes in Net Assets

(1) Types and numbers of shares issued are as follows:

	Numbers of shares as of March 31, 2006	Numbers of shares increased during the period	Numbers of shares decreased during the period	Numbers of shares as of March 31, 2007
Common stock	2,100,000	75,000	—	2,175,000

(2) Information on dividends is as follows:

a. Dividends paid

Date of resolution	Type of shares	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholder held on June 29, 2007	Common stock	¥6,500 million	¥3,095.24	March 31, 2007	June 30, 2007

b. Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Source of dividends	Aggregate amount of dividends	Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2008	Common stock	Retained earnings	¥6,525 million	¥3,000.00	March 31, 2008	June 27, 2008

7. Notes to the Consolidated Statements of Cash Flows

(1) The reconciliation of cash and cash equivalents in the statements of cash flows to cash and cash deposits as stated in the consolidated balance sheets as of March 31, 2008, is as follows:

	(Millions of yen)
Cash and due from banks	¥ 60,058
Call loans of domestic life insurance subsidiary	72,300
Securities of the non-life insurance subsidiary maturing within three months of the acquisition date	3,828
Cash and cash equivalents	¥136,186

(2) Cash flows from investing activities include cash flows from lending operations of the insurance business.

Capital Adequacy Status

Qualitative Disclosure

1. Scope of Consolidation

The Company's consolidated capital adequacy ratio is the basis used to determine the capital adequacy reflected by bank holding company assets held in the bank holding company, as well as in the bank holding company's subsidiary, in accordance with Article 52-25 of the Banking Law of Japan. The standards used to determine the capital adequacy ratio are based on the March 27, 2006 Financial Services Agency Public Announcement No. 20 of 2006 (hereinafter, the "Consolidated Capital Adequacy Ratio Public Announcement"). The corporate group for which the consolidated capital adequacy ratio is calculated (hereinafter, the "Holding Company Group") excludes from its scope of consolidation the insurance subsidiaries Sony Life, Sony Life Insurance (Philippines) Corporation and Sony Assurance. Furthermore, in accordance with Item 2 (c), Paragraph 1, Article 20 of this Public Announcement (insurance subsidiaries, etc.), items pertaining to the three insurance subsidiaries are deducted from the Company's capital. However, five subsidiaries are included in the scope of consolidation as determined by regulations for purpose of consolidated financial statements: Sony Life, Sony Life Insurance (Philippines) Corporation, Sony Assurance, Sony Bank and Sony Bank Securities.

For details on the operations of Sony Life, Sony Life Insurance (Philippines) Corporation, Sony Assurance, Sony Bank and Sony Bank Securities, please refer to pages 28 to 39 of this report.

We have no affiliated companies which conduct financial business to which Article 21 of the Consolidated Capital Adequacy Ratio Public Announcement applies; we have no companies subject to deduction items under Item 2 (a) and (b), Paragraph 1, Article 20 of this Public Announcement; and we have no companies conduct business in accordance with (a) of Item 10, Paragraph 1, Article 52-23 of the Banking Law of Japan or in accordance with Item 11 which of this Paragraph that do not belong to the Holding Company Group.

As is described above, only SFH, Sony Bank and Sony Bank Securities are included in the Holding Company Group from the standpoint of the Consolidated Capital Adequacy Ratio Public Announcement. No particular restrictions are in place to limit the movement of assets or capital between SFH and Sony Bank or Sony Bank Securities, but no monetary transactions take place between the companies. Furthermore, SFH considers the soundness of Sony Bank important and strives to ensure that Sony Bank retains an appropriate level of capital.

2. Overview of Fund-Raising Methods

All capital is funded through the issuance of common stock. Of SFH's common stock, 60% is owned by Sony Corporation, and the remaining 40% by other general shareholders.

3. Overview of Method for Evaluating the Degree of Capital Adequacy of the Holding Company Group According to the Consolidated Capital Adequacy Ratio Public Announcement

As of March 31, 2008, the Company maintained a consolidated capital adequacy ratio of 14.62% (of which Tier I capital ratio constitutes 48.85%), calculated in accordance with the Consolidated Capital Adequacy Ratio Public Announcement. This level is substantially higher than the 4% Capital Adequacy Ratio required as a minimum standard for banks that operate only in Japan, and indicates sufficient management soundness and stability. In calculating this consolidated capital adequacy ratio, credit risk was calculated by using the standard method and operational risk by using the basic method.

In accordance with the Consolidated Capital Adequacy Ratio Public Announcement, to manage and evaluate the capital adequacy ratio of Sony Bank as the core operating company in the Holding Company Group and to ensure soundness while adopting an adequate balance between risk and return, Sony Bank allocates capital, employing the Risk Management Guidelines that serve as one risk management method for the SFH Group. To allocate capital, the amounts of various risks—including credit risk, market risk and operational risk—are measured in accordance with the characteristics of each risk type, and capital is allocated for each risk within the scope of Sony Bank's management strength (capital adequacy). In line with its Risk Management Guidelines, the Company monitors and conducts other checks on Sony Bank's method of allocating capital, level of capital allocation, amount of capital actually used as a portion of the capital allocated and others. This approach enables the Company to view and to ensure capital adequacy of the stand-alone capital of Sony Bank and the consolidated capital of the Holding Company Group from an overall perspective.

The Company will continue to prepare capital adequacy measures each fiscal year in line with its operating plans and to pursue these measures in tandem with those of each Group company, including Sony Bank. In addition to accumulating its income from operations into capital, the Company will increase its own capital, as well as that of Sony Bank as needed, or employ other measures to counter the increase in risk that accompanies an expanded scale of operations.

The consolidated risk assets of the Holding Company Group, which according to the Consolidated Capital Adequacy Ratio Public Announcement consist of the Company and Sony Bank, are subject to the various risks described below. As a bank holding company, the risk assets that SFH holds on its own constitute a small ratio. Furthermore, as SFH makes no investments in marketable securities, loans, financial derivatives or other products except for its holdings of shares in subsidiaries, the following discussion centers on the risk management of Sony Bank.

As a bank holding company, SFH monitors the overall risk management preparations described below for Sony Bank. Through the Risk Management Guidelines it has established and the risk management conferences it holds, as well as through other measures, the Company promotes risk management for the entire SFH Group. For information concerning the overall risk management preparations of the SFH Group, please refer to the Risk Management section on pages 12–19 of this report.

4. Credit Risk

(a) Overview of Risk Management Policies and Procedures

(1) Individual Credit Risk

Individual credit risk refers to the risk of loss resulting from the decline in or disappearance of the value of credit assets as a result of the worsening credit standing of individual creditors. The centralized risk management section at Sony Bank has the role of preparing measures pertaining to risk measurement, monitoring and management. The Bank's Board of Directors establishes basic policies on individual risk management and creates appropriate credit risk management systems based on its recognition of the existence, characteristics and methods of measuring and managing individual credit risk.

Managing individual credit risk requires the management of customer transactions, such as mortgages, special-purpose and card loans, and other transactions involving individual credit risk. The department in charge of individual credit risk establishes screening standards for such loans, and the department in charge conducts screening. After loans have been extended, the department in charge of individual credit risk monitors the default status of these loans on a daily basis, periodically reporting the results of its monitoring to the Board of Directors.

An allowance for doubtful accounts is prepared in line with amortization and reserve criteria, and is calculated as described below. Normal loans and potential problem loans are divided into specific categories, and reserves are set aside for each category based on the actual percentage of bad debt historically experienced in each category over a specific period of time. For loans to customers

Sony Financial Holdings

Financial Data

facing potential bankruptcy, an allowance is established by subtracting from the amount of exposure the estimated amount recoverable from disposal of collateral and the estimated recoverable guarantee amount. A reserve for all effectively bankrupt loans is established by subtracting from the amount of exposure the estimated amount recoverable from disposal of collateral and the estimated recoverable guarantee amount. For all loans, certain sections perform asset assessments based on asset self-assessment standards and with the cooperation of related departments, and an allowance is created based on these self-assessment results.

(2) Market Credit Risk

Market credit risk describes the risk of loss resulting from changes in the market value of marketable securities as a consequence of deterioration in the credit condition of the issuer of owned marketable securities, as well as the risk that the financial conditions of contractual counterparties to market transactions will worsen and they will thereby become unable to fulfill their contractual obligations. Sections in charge of market credit risk at Sony Bank prepare measures pertaining to market credit risk measurement, monitoring and management. The Bank's Board of Directors establishes basic policies on market credit risk management and creates appropriate market credit risk management systems based on its recognition of the existence, characteristics and methods of measuring and managing market credit risk.

With regard to market credit risk, this is managed on market transactions, such as marketable securities transactions, yen and foreign currency monetary transactions, foreign exchange transactions, financial derivative product transactions (derivatives) and other transactions for which risk management is considered necessary. In terms of managing market credit risk, a capital-at-risk ceiling and other credit limits are established, based in principle on the ratings accorded by external rating institutions. Various other guidelines and credit monitoring stages are also established, and conformance with pre-established credit ceilings and guidelines is monitored and reported. In the event that credit ceilings and other credit limits are exceeded, this situation is reported to management and necessary countermeasures are considered. Also, risk management status is periodically reported to the Board of Directors.

Owned marketable securities are classified according to the self-assessment standards and classification standards established by Sony Bank, and problem assets are managed.

(b) Rating Institutions Eligible to Weight Risks

SFH and Sony Bank use the five rating institutions indicated bellow to determine risk weight. Rating institution eligibility is not selected depending on the type of exposure.

The rating institutions are Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody's Investors Service, Inc. (Moody's), Standard & Poor's Corp. (S&P) and Fitch Ratings, Ltd. (Fitch).

5. Overview of Risk Management Policies and Procedures for Reducing Credit Risk

Sony Bank's loan exposure is solely on loans to individuals, such as mortgage, special-purpose and card loans, so risk is adequately dispersed in small batches. Furthermore, guarantees from surety companies are acquired on all special-purpose and card loans. On mortgage loans, real estate serves as collateral, and the Bank outsources its problem asset collection activities to credit management and collection companies (servicers) to raise collection efficiency. Furthermore, the Bank reappraises the value of real estate used as collateral on an annual basis.

On mortgage loans, in some cases collateral provided by a business alliance partner is partial collateral in place of the real estate for which the mortgage loan has been secured. In such cases, Sony Corporation is the only party to which the Basel II credit risk reduction method is applied. Loan exposure using Sony Corporation's collateral amounts to only 1.22% of total loan exposure, which does not represent an undue concentration of exposure.

Certain credit derivatives are used as a method of reducing credit risk on marketable securities. For such credit derivative activities, transaction limits are set according to the rating of the party providing the protection, and limits are in place to prevent such protection from being skewed toward specific providers. On such derivative product transactions, legally valid netting contracts are used, based on the conclusion of ISDA master contracts, and the legal validity of such contracts is confirmed.

6. Overview of Risk Management Policies and Procedures Related to Risk Involving Counterparties in Derivative Product —Transactions and Transactions with Long Settlement Periods

Sony Bank's primary objective for using derivative product transactions is to manage market risk appropriately. These derivative product transactions involve the market risk of potential loss due to market fluctuations and the credit risk of potential losses due to transaction counterparties becoming unable to meet payment obligations.

In response to market risk, the bank performs valuations of transaction gains or losses and calculates market risk amounts on a daily basis. Sony Bank uses maximum expected loss (value at risk) as an overarching measure of its total market risk amount. By establishing a ceiling for this risk amount, the Bank is able to manage risk appropriately within these risk parameters. In response to credit risk, the Bank sets credit limits based on transaction counterparties' ratings and transaction periods. These credit limits establish the scope of management strength, based on the allocation of capital. Calculations exclude collateral coverage and reserves. In the event that Sony Bank's creditworthiness should worsen, even in the event that transaction counterparties require the Bank to supply additional collateral, the impact on the Bank would be limited because the Bank holds sufficient assets to allay this situation.

The Bank does not engage in transactions with long settlement periods.

7. Securitization Exposure

(a) Overview of Risk Management Policies and Procedures

Our investments in marketable securities include some securitized products. To recognize the risks that such products entail, we strive to conduct appropriate risk management through such methods as obtaining information on market movements, the state of underlying assets, market valuations and ratings provided by eligible rating institutions. Our risk management also includes the setting of transaction limits in line with ratings and the period remaining to maturity.

(b) Methods Used to Calculate Credit Risk Asset Amount of Securitization Exposure

We employ standard methods for these calculations.

(c) Method of Accounting for Securitization Transactions

As its accounting method for these transactions, we follow the Practical Guidelines for Accounting for Financial Instruments established by the Japan Institute of Certified Public Accountants.

(d) Rating Institutions Eligible to Weight Risks by Type of Securitization Exposure
We use the five rating institutions indicated bellow to determine risk weight. Eligible rating institutions are not selected according to investment type.

The rating institutions are Rating and Investment Information, Inc. (R&I), Japan Credit Rating Agency, Ltd. (JCR), Moody's Investors Service, Inc. (Moody's), Standard & Poor's Corp. (S&P) and Fitch Ratings, Ltd. (Fitch).

8. Market Risk

In accordance with Article 16 of the Consolidated Capital Adequacy Ratio Public Announcement, SFH includes in its calculation method according to Article 14 of this Public Announcement no market risk equivalent amount. Consequently, this topic is not applicable.

9. Operational risk

(a) Overview of Risk Management Policies and Procedures
Sony Bank faces a number of operational risks. Administrative risk is the risk of loss due to errors, misconduct, malfunctions and other factors related to problems with our internal administrative processes. Systems risk is the risk of loss arising from malfunctions, breakdowns, improper use or information leaks related to problems with our information technology systems. Outsourcing risk is the risk of loss resulting from the difficulty of third-party service providers to continue providing contracted services or problems with such parties' operational management, information management practices or other factors. Legal risk is a risk of loss due to legal contraventions or contractual issues. Reputational risk is the risk of the Bank's reputation suffering damage or loss from activities that contravene social mores and issues arising in the marketplace or with customers stemming from inappropriate information disclosure. Departments responsible for managing these operational risks undertake the role of preparing measures pertaining to risk measurement, monitoring and management. The Bank's Board of Directors establishes basic policies and measures and creates appropriate risk management systems based on its recognition of the existence, characteristics and methods of measuring and managing of risk.

Departments responsible for managing these operational risks monitor the risk for which they are responsible. If a significant risk materializes, the department reports this situation to management, and together they consider necessary measures. Also, departments periodically report risk management conditions to the Board of Directors.

(b) Method Used to Calculate Operational Risk Equivalent Amount
SFH and Sony Bank use the basic method to calculate operational risk.

10. Overview of Risk Management Policies and Procedures Regarding Equity Exposure in the Banking Account

Sony Bank and Sony Bank Securities, the consolidated group that conducts the banking business of the Holding Company Group as stipulated in the Consolidated Capital Adequacy Ratio Public Announcement, has no such exposure on shares and other equity investments and capital injections.

11. Interest Rate Risk in the Banking Account

(a) Overview of Risk Management Policies and Procedures
Interest rate risk is the risk of loss arising from fluctuations in market interest rates. Sony Bank regularly evaluates and measures this risk and develops appropriate countermeasures.

Specifically, in addition to managing and evaluating the interest rate risk as measured by Basel II, the Bank periodically measures interest rate risk (basis point value) assuming a given interest rate shock and the maximum expected loss (value at risk) to the banking account. This information is reported to management and considered with the ALM committee, as the Bank strives to control risk through asset and liability optimization.

(b) Overview of Method for Calculating Interest Rate Risk Used for Internal Control
Interest rate risk in the banking account is considered as the amount of risk that would arise from an interest rate shock through the impact of market interest rates on certain assets and liabilities (such as loans, deposits and marketable securities) held by financial institutions. Demand deposits generally have no clear interest rate revision interval and may be withdrawn by depositors at any time. The Bank defines "core deposits" as that part of demand deposits that have not been withdrawn for a long period of time, and applies assumptions as to the balance and maturities. The bank measures the interest rate risk on liquid deposits based on their actual balances and maturities and the bank's core deposit assumptions.

Sony Bank calculates the interest rate risk in its banking account for Basel II based on the definitions below.

- Measurement method
  GPS calculation method
- Interest rate sensitive assets and liabilities
  Deposits, loans, foreign exchange, marketable securities, monetary transactions, financial derivative products
- Core deposits
  Target: Yen liquid deposits (ordinary deposits)
  Calculation method: Use the lowest of (1) the smallest balance during the past five years, (2) the balance after subtracting the largest outflow during the past five years or (3) an amount equivalent to 50% of the current balance.
  Term: Five years or less (average of 2.5 years)
- Repayment prior to maturity
  For mortgage loans, calculate the rate of repayment prior to maturity based on past experience, and include the additional cash flow generated by this repayment.
- Interest rate shock margin
  Using a five-year measurement period, take either the 99th percentile or the 1st percentile for interest rate fluctuations on products held for a one-year period.
- Risk measurement frequency
  Quarterly (based on the end of the preceding month)

Quantitative Disclosure

1. Of companies covered under the exclusion items provided by Article 8, Paragraph 1, Item 2 (a) to (c) or by Article 20, Paragraph 1, Item 2 (a) to (c) of the Consolidated Capital Adequacy Ratio Public Announcement, names of companies that fall below legislatively required capital adequacy and the total amount by which they fail to meet the required capital adequacy.

Not applicable.

2. Items Constituting Capital Adequacy

(As of March 31) (Millions of yen)

Item			2007	2008
□ **Capital**				
Tier I capital (core capital)	[A]		186,245	**207,970**
Of which, preferential equity issues with step-up interest rate conditions			—	**—**
		Common stock	5,500	**19,900**
		Capital surplus	180,877	**195,277**
		Retained earnings	(682)	**3,087**
		Unrealized losses on other securities	3,874	**7,788**
		Minority interests in consolidated subsidiaries	4,425	**—**
		Goodwill equivalents	—	**2,505**
Tier II capital (supplementary capital)	[B]		152	**161**
		General reserve for possible loan losses	152	**161**
Sub-supplementary capital	[C]		—	**—**
Capital subtotal [A+B+C]	[D]		186,398	**208,131**
Deductions	[E]		145,881	**145,881**
		Fund-raising procedures by financial subsidiaries, subsidiary companies conducting financial business and insurance subsidiaries that are not included in the scope of consolidation, and by affiliated companies conducting financial business	145,881	**145,881**
Total capital [D] – [E]	[F]		40,516	**62,249**
□ **Risk-adjusted assets**				
Total risk assets	[G]		337,505	**425,705**
		Balance sheet items	308,794	**389,532**
		Off-balance-sheet items	1,120	**312**
		Result of dividing operational risk by 8%	27,591	**35,861**
Consolidated total of required capital	[G] x 4%		13,500	**17,028**
Consolidated capital adequacy ratio (domestic criteria)	[F] / [G]		12.01%	**14.62%**
Reference: Tier I ratio (domestic criteria)	[A] / [G]		55.18%	**48.85%**

Notes: 1. In accordance with Article 52-25 of the Banking Law, the bank holding company has determined the appropriateness of disclosure of assets held by it and its subsidiary for capital adequacy status, in accordance with the standard calculations (stipulated in March 27, 2006, Financial Services Agency Public Announcement No. 20). The Company has employed Standard 2 (domestic criteria).

2. The amount of equivalent goodwill is in accordance with Article 17, Paragraph 1, items 1 through 4 of the Consolidated Capital Adequacy Ratio Public Announcement.

3. Items Related to Capital Adequacy Level

(As of March 31) (Millions of yen)

	2007		**2008**	
	Risk Assets	Required Capital	Risk Assets	Required Capital
(a) Total credit risk assets and required capital	309,914	12,396	**389,844**	**15,593**
(1) Exposure by portfolio to which standardized method applied	309,889	12,395	**389,844**	**15,593**
(i) Sovereigns	3,990	159	**5,697**	**227**
(ii) Financial institutions	95,303	3,812	**142,217**	**5,688**
(iii) Corporations	63,560	2,542	**71,745**	**2,869**
(iv) Small and medium-sized businesses, individuals	79,492	3,179	**79,063**	**3,162**
(v) Collateralized mortgage loans	61,945	2,477	**83,997**	**3,359**
(vi) Business involving real estate transactions	—	—	**—**	**—**
(vii) Exposure to items past due by three months or more	1	0	**39**	**1**
(viii) Others	5,597	223	**7,083**	**283**
(2) Securitization risk exposure	24	0	**—**	**—**
(b) Operational risk	27,591	1,103	**35,861**	**1,434**
(c) Consolidated total of required capital (a + b)	337,505	13,500	**425,705**	**17,028**

Notes: 1. Required capital = risk assets x 4%.

2. "Exposure" consists of the credit equivalent amount of assets (excluding assets resulting from derivative product transactions), off-balance-sheet transactions and derivative product transactions.

3. "Sovereigns" refers to central governments, central banks, local public entities, Japanese government-affiliated institutions, overseas public sector bodies other than central banks, international development banks and international settlement banks.

4. "Exposure to items past due by three months or more" refers to exposure to debtors whose principal or interest payments are past due by three months or more from the day following the contract payment date.

5. SFH and Sony Bank employ the basic method for operational risk.

Method of calculating operational risk (basic method):

$$\frac{\text{Gross profit (total of positive values for the most recent three years)} \times 15\%}{\text{Number of years in the most recent three in which gross profit has been positive}} \div 8\%$$

6. Consolidated total of required capital = Denominator of the consolidated capital adequacy ratio × 4%

4. Items Related to Credit Risk (Excluding Securitization Exposure)

(a) Fiscal year-end credit risk exposure and breakdown by principal categories:

Year-End Balance of Exposure by Industries or Counterparties

(As of March 31) (Millions of yen)

	Credit Risk Exposure at Year-End		Of which, Loans		Of which, Marketable Securities		Of which, Exposure to Items Past Due by Three Months or More	
	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**
Sovereigns	175,696	**297,415**	—	**—**	170,829	**295,404**	—	**—**
Financial institutions	236,935	**479,031**	—	**—**	103,478	**86,604**	—	**—**
Corporations	106,895	**104,283**	—	**—**	106,801	**103,769**	—	**—**
Small and medium-sized businesses, individuals	107,736	**106,874**	107,725	**106,964**	—	**—**	0	**39**
Collateralized mortgage loans	176,987	**239,991**	176,987	**239,991**	—	**—**	—	**—**
Business involving real estate transactions	—	**—**	—	**—**	—	**—**	—	**—**
Others	5,704	**7,653**	—	**109**	—	**—**	—	**—**
Total	809,955	**1,235,250**	284,712	**347,065**	381,109	**485,777**	0	**39**

Notes: 1. "Exposure to items past due by three months or more" refers to exposure to debtors whose principal or interest payments are past due by three months or more from the day following the contract payment date.
2. Please refer to the financial data (pages 87 and 88) for year-end exposure amounts of loans and marketable securities by remaining term. Note that securitization exposure balances in the financial data includes marketable securities balances. (Refer to quantitative disclosure item 7, Securitization Exposure, in the quantitative disclosure.)

Year-End Balance of Loans by Type and Department

(As of March 31) (Millions of yen)

	2007			**2008**		
	Domestic	International	Total	Domestic	International	Total
Loans on deeds	278,338	323	278,662	**339,088**	**478**	**339,566**
Overdrafts	6,050	—	6,050	**7,498**	**—**	**7,498**
Total	284,389	323	284,712	**346,586**	**478**	**347,065**

Year-End Balance of Marketable Securities by Type and Department

(As of March 31) (Millions of yen)

	2007			**2008**		
	Domestic	International	Total	Domestic	International	Total
JGBs	131,025	—	131,025	**171,157**	**—**	**171,157**
Short-term corporate bonds	20,984	—	20,984	**—**	**—**	**—**
Corporate bonds	74,720	—	74,720	**152,107**	**—**	**152,107**
Stocks	—	—	—	**3,000**	**—**	**3,000**
Other securities	7,031	147,473	154,504	**9,705**	**152,806**	**162,512**
Of which, foreign	—	147,473	147,473	**—**	**152,806**	**152,806**
Of which, others	7,031	—	7,031	**9,705**	**—**	**9,705**
Total	233,761	147,473	381,234	**335,971**	**152,806**	**488,777**

(b) Year-end balance and change during year of general allowance for doubtful accounts, and individual allowance for doubtful accounts:

(For the years ended March 31) (Millions of yen)

		Beginning Balance	Increase	Decrease		Ending Balance
				Used for Objective	Other	
General allowance for doubtful accounts	2007	128	152	—	128	152
	2008	**152**	**161**	**—**	**152**	**161**
Individual allowance for doubtful accounts	2007	33	9	15	17	9
	2008	**9**	**91**	**—**	**9**	**91**
Total	2007	161	162	15	145	162
	2008	**162**	**253**	**—**	**162**	**253**

Note: Allowances for doubtful accounts are all for individual accounts.

(c) Amortization of loan amounts by industry:

(For the years ended March 31) (Millions of yen)

	2007	**2008**
Individuals	0	**0**

(d) Exposure by risk weight:

(As of March 31) (Millions of yen)

Risk Weight Defined by Directive	Exposure			
	2007		**2008**	
	Rated	Not Rated	Rated	Not Rated
0%	143,208	—	**241,336**	**—**
10%	30,196	—	**55,185**	**—**
20%	192,386	133	**434,110**	**713**
35%	—	176,987	**—**	**239,991**
50%	64,758	5,238	**45,558**	**4,248**
75%	—	102,496	**—**	**102,585**
100%	88,977	5,570	**96,834**	**14,686**
150%	—	0	**—**	**0**
350%	—	—	**—**	**—**
Capital exclusion	—	—	**—**	**—**
Total	519,527	290,427	**873,024**	**362,225**

Notes: 1. Ratings are only those provided by eligible rating institutions.
2. Exposure is separated by risk weight after the application of credit reduction methods.

5. Items Related to the Effect of Credit Risk Reduction Methods

Exposure to Items to which Effect of Credit Risk Reduction Methods Applied

(As of March 31) (Millions of yen)

	Eligible Financial Asset Guarantees		Guarantees		Credit Derivatives	
	2007	**2008**	2007	**2008**	2007	**2008**
Exposure to which effect of credit risk reduction methods applied	—	**—**	5,238	**4,248**	—	**15,997**
(i) Sovereigns	—	**—**	—	**—**	—	**—**
(ii) Financial institutions	—	**—**	—	**—**	—	**8,760**
(iii) Corporations	—	**—**	—	**—**	—	**7,237**
(iv) Small and medium-sized businesses, individuals	—	**—**	5,238	**4,248**	—	**—**
(v) Collaterialized mortgage loans	—	**—**	—	**—**	—	**—**
(vi) Business involving real estate transactions	—	**—**	—	**—**	—	**—**
(vii) Exposure to items past due by three months or more	—	**—**	—	**—**	—	**—**

6. Counterparties' Risk on Derivative Transactions and Transactions with Long Settlement Periods

(As of March 31) (Millions of yen)

	2007	**2008**
Equivalent credit calculation method	Current Exposure Method	Current Exposure Method
Gross restructuring cost	4,172	**600**

	Equivalent credit amount before accounting for effect of credit risk reduction method using collateral		Equivalent credit amount after accounting for effect of credit risk reduction method using collateral	
	2007	**2008**	2007	**2008**
(1) Total derivative transactions	5,545	**1,557**	5,545	**1,557**
(i) Foreign exchange transactions	5,507	**1,715**	5,507	**1,715**
(ii) Interest rate transactions	2,000	**1,557**	2,000	**1,557**
(iii) Gold transactions	—	**—**	—	**—**
(iv) Stock transactions	—	**—**	—	**—**
(v) Precious metal (except gold) transactions	—	**—**	—	**—**
(vi) Other commodity transactions	—	**—**	—	**—**
(vii) Credit derivatives	—	**—**	—	**—**
Effective credit reduction from close-out netting contracts	1,962	**1,715**	1,962	**1,715**
(2) Transactions with long settlement terms	—	**—**	—	**—**
Total	5,545	**1,557**	5,545	**1,557**

Notes: 1. Gross restructuring cost is limited to items that do not fall below zero.
2. The amount of total gross restructuring cost and total gross add-ons less the equivalent credit amount before accounting for the effect of credit risk reduction method using collateral is expressed in the table above as the amount of effective credit reduction from close-out netting contracts.
3. The credit risk reduction method using collateral is not employed on derivative product transactions.
4. No credit derivative transactions exist that require the calculation of an equivalent credit amount.

7. Securitization Exposure

(a) Securitization exposure in which the Holding Company Group is the originator
Not applicable.

(b) Securitization exposure in which the Holding Company Group is an investor

(1) Retained securitization exposure amount and breakdown by major underlying asset type

(As of March 31) (Millions of yen)

	2007	**2008**
Securitization Exposure	124	—
(i) Card loans	124	—
(ii) Mortgage loans	—	—
(iii) Automobile loans	—	—

(2) Balance of retained securitization exposure by risk weight and required capital amounts

(As of March 31) (Millions of yen)

Risk Weight Established by Directive	Exposure Balance		Required Capital	
	2007	**2008**	2007	**2008**
20%	124	—	0	—
50%	—	—	—	—
100%	—	—	—	—
350%	—	—	—	—
Deductions	—	—	—	—
(i) Card loans	—	—	—	—
(ii) Collateralized mortgage loans	—	—	—	—
(iii) Automobile loans	—	—	—	—

Note: Required capital = exposure x risk weight x 4%.

(3) Amount of credit risk assets calculated with application of Article 15 of the Supplementary Measure (Interim Measure for Securitization Exposure) to the Consolidated Capital Adequacy Ratio Public Announcement
Not applicable.

8. Items Related to Market Risk

In accordance with Article 16 of the Consolidated Capital Adequacy Ratio Public Announcement, SFH includes in its calculation method according to Article 14 of this Public Announcement no market risk equivalent amount. Consequently, this item is not applicable.

9. Items Related to Equity Exposure in the Banking Account

Sony Bank and Sony Bank Securities, the consolidated group that conducts the banking business within the Holding Company Group as defined by the Consolidated Capital Adequacy Ratio Public Announcement, has no capital injection or stock exposure.

10. Exposure to which the Deemed Calculation of Credit Risk Assets is Applied

As SFH and Sony Bank employ the standard method for calculating credit risk, this item does not apply.

11. Interest Rate Risk in the Banking Account

(As of March 31) (Millions of yen)

	Interest Rate Risk	
	2007	**2008**
Decrease in economic value resulting from interest rate shock	4,742	**3,447**
Japanese yen	4,077	**3,056**
U.S. dollars	516	**185**
Others	148	**204**
Outliers ratio	12.6%	**9.2%**

Notes: 1. The decrease in economic value resulting from interest rate shock is calculated according to the method shown on page 68 under "11. Interest Rate Risk in the Banking Account" in the qualitative disclosure items.
2. These figures are managed for Sony Bank on a non-consolidated basis.

Risk-Monitored Loans

As of March 31, (Millions of yen)

	2007	**2008**
Bankrupt loans	—	**15**
Non-accrual delinquent loans	24	**227**
Past due loans (three months or more)	—	**—**
Restructured loans	252	**244**
Total	277	**487**

Condensed Financial Statements

Non-consolidated Statements of Income

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Ordinary revenues	580,972	604,093	696,426	689,591	**741,250**
Income from insurance premiums	514,825	551,610	580,516	605,561	**648,406**
Insurance premiums	512,700	550,304	579,267	603,611	**646,976**
Investment income	64,767	50,089	108,438	78,722	**87,493**
Interest and dividends	24,377	25,595	26,581	34,267	**47,913**
Income from monetary trusts, net	7,951	7,170	19,558	12,169	**14,776**
Income from trading securities, net	154	3,962	—	1,708	**324**
Gains on sale of securities	2,343	3,339	6,546	11,887	**24,023**
Gains on redemption of securities	3,991	2,393	5,342	542	**145**
Gains from derivatives, net	2,245	—	825	3,061	**—**
Gains on separate accounts, net	23,702	7,623	49,524	14,985	**—**
Other ordinary income	1,379	2,392	7,471	5,307	**5,350**
Reversal of reserves for outstanding claims	—	207	—	732	**277**
Ordinary expenses	550,493	587,023	672,067	674,696	**701,959**
Insurance claims and other payments	191,542	194,141	231,881	219,347	**241,106**
Insurance claims, annuity payments and insurance benefits	81,481	88,008	114,497	89,911	**94,859**
Surrender payments	105,227	101,649	113,637	125,262	**141,842**
Provision for policy reserve and others	269,117	299,494	344,915	349,629	**286,215**
Provision for reserve for outstanding claims	4,652	—	709	—	**—**
Provision for policy reserve	264,464	299,494	344,204	349,624	**286,202**
Investment expenses	3,605	5,116	4,561	8,184	**69,895**
Losses on trading securities, net	—	—	647	—	**—**
Losses on sale of securities	928	330	267	148	**1,563**
Devaluation losses on securities	—	217	—	66	**6,697**
Losses on redemption of securities	704	1,146	212	601	**21**
Losses from derivatives, net	—	342	—	—	**4,858**
Losses on separate accounts, net	—	—	—	—	**48,315**
Operating expenses	78,254	79,729	82,040	87,328	**94,367**
Other ordinary expenses	7,973	8,541	8,668	10,206	**10,375**
Ordinary profit	30,478	17,070	24,359	14,895	**39,290**
Extraordinary gains (losses), net	(6,330)	(515)	(7,520)	(801)	**(3,406)**
Provision for reserve for price fluctuations	(6,264)	(441)	(7,442)	(773)	**(3,216)**
Provision for reserve for policyholders' dividends	644	519	1,491	2,057	**3,159**
Income before income taxes	23,504	16,035	15,347	12,036	**32,725**
Income taxes	9,571	5,933	5,730	4,542	**14,210**
Net income	13,932	10,102	9,616	7,494	**18,514**

Sony Life

Financial Data

Non-consolidated Balance Sheets

As of March 31, (Millions of yen)

	2004	2005	2006	2007	2008
□ **Assets:**					
Cash and deposits	66,381	51,611	31,433	28,502	**22,999**
Call loans	175,000	176,100	55,900	228,000	**72,300**
Monetary trusts	419,224	515,229	658,351	718,492	**893,952**
Securities	1,563,605	1,704,663	2,132,216	2,217,902	**2,388,932**
Loans	71,629	79,914	86,918	96,804	**108,688**
Property and equipment	46,444	50,763	75,739	—	**—**
Tangible fixed assets	—	—	—	87,883	**83,651**
Intangible fixed assets	—	—	—	5,263	**8,095**
Other assets	33,542	38,983	62,680	63,120	**81,166**
Total assets	2,375,828	2,617,266	3,103,241	3,445,970	**3,659,786**
□ **Liabilities:**					
Policy reserve and others:	2,114,262	2,413,501	2,759,264	3,109,169	**3,397,003**
Reserve for outstanding claims	17,913	17,705	18,415	17,683	**17,405**
Policy reserve	2,095,565	2,395,060	2,739,264	3,088,888	**3,375,090**
Reserve for price fluctuations	12,225	12,666	20,109	20,882	**24,099**
Other liabilities	105,928	44,138	68,642	77,739	**51,149**
Deferred tax liabilities	10,933	5,817	36,685	20,903	**4,155**
Deferred tax liabilities on land revaluation	—	—	706	706	**706**
Total liabilities	2,243,350	2,476,124	2,885,408	3,229,401	**3,477,115**
□ **Stockholder's Equity:**					
Common stock	65,000	65,000	65,000	—	**—**
Capital surplus	865	865	865	—	**—**
Retained earnings	15,814	19,417	22,533	—	**—**
Land revaluation	(768)	(768)	(1,475)	—	**—**
Net unrealized gains on other securities, net of taxes	51,567	56,629	130,909	—	**—**
Total stockholder's equity	132,478	141,142	217,833	—	**—**
Total liabilities and stockholder's equity	2,375,828	2,617,266	3,103,241	—	**—**
□ **Net Assets:**					
Common stock	—	—	—	65,000	**65,000**
Capital surplus	—	—	—	865	**865**
Retained earnings	—	—	—	23,528	**35,542**
Total shareholder's equity	—	—	—	89,393	**101,407**
Net unrealized gains on other securities, net of taxes	—	—	—	128,650	**82,739**
Land revaluation, net of taxes	—	—	—	(1,475)	**(1,475)**
Total valuation and translation adjustments	—	—	—	127,175	**81,263**
Total net assets	—	—	—	216,568	**182,671**
Total liabilities and net assets	—	—	—	3,445,970	**3,659,786**

Non-consolidated Statements of Cash Flows

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	2008
Net cash provided by operating activities	252,012	292,485	282,009	327,479	**334,751**
Net cash used in investing activities	(266,488)	(299,655)	(415,887)	(151,810)	**(489,454)**
Net cash used in financing activities	(9,391)	(6,500)	(6,500)	(6,500)	**(6,500)**
Cash and cash equivalents at end of year	241,381	227,711	87,333	256,502	**95,299**

Other Key Indicators

As of March 31, (Items marked with an asterisk (*) are for the years ended March 31.) (Millions of yen)

	2004	2005	2006	2007	2008
Annualized premiums from new policies*	—	63,851	61,791	65,541	**63,475**
Medical protection, living benefit protection, etc*	—	16,179	14,543	14,479	**13,358**
Annualized premiums from insurance in force	—	450,874	474,296	504,691	**530,011**
Medical protection, living benefit protection, etc	—	102,821	109,432	117,466	**122,854**
Solvency margin ratio (%)	1,453.3	1,317.1	1,547.0	1,852.0	**1,747.9**
Number of sales employees	4,700	4,652	4,293	4,239	**4,248**
Lifeplanner sales employees	4,217	4,170	3,825	3,776	**3,779**

Notes: 1. Annualized premiums for new policies and for policy amount in force are for individual life insurance and individual annuities. Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)

2. Medical protection and living benefit protection products include products with medical protection benefits (hospitalization benefit, surgical procedure benefit, etc.) and products with living benefit protection (benefits for specific illnesses, nursing care benefits, etc.)

Policies and Policy Amount in Force by Product

As of March 31, (Policies, Millions of yen)

Category	2004 Number of policies in force	2004 Policy amount in force	2005 Number of policies in force	2005 Policy amount in force	2006 Number of policies in force	2006 Policy amount in force	2007 Number of policies in force	2007 Policy amount in force	**2008** Number of policies in force	**2008** Policy amount in force
Individual insurance products:										
Pure death-protection insurance:	2,734,111	24,662,320	2,962,469	26,098,319	3,153,386	27,206,759	3,348,853	28,186,554	**3,518,724**	**29,200,551**
Variable life insurance (whole life type)	237,476	1,643,713	293,793	1,945,301	324,850	2,153,449	375,485	2,401,057	**439,536**	**2,676,664**
Modified payment whole life insurance	22,467	249,128	21,470	235,603	20,687	223,442	19,850	210,663	**18,935**	**195,705**
Limited payment whole life insurance	439,231	3,904,987	421,314	3,723,988	406,440	3,568,366	392,351	3,421,896	**379,324**	**3,283,197**
Family insurance	1,639	15,556	1,596	15,081	1,555	14,670	1,504	14,179	**1,463**	**13,784**
Interest rate-sensitive whole life insurance	239,839	1,576,930	283,279	1,839,295	331,104	2,082,704	362,574	2,232,768	**383,156**	**2,321,783**
Whole life insurance (no selection type)	4,515	8,959	5,170	10,135	5,680	11,100	5,973	11,655	**6,043**	**11,800**
Living benefit insurance (whole life type)	172,921	571,277	175,420	573,296	180,039	583,565	186,678	599,740	**195,059**	**622,043**
Variable life insurance (term type)	692	18,064	917	26,521	1,021	29,859	1,190	37,194	**1,637**	**58,037**
Family income insurance	66,478	1,803,151	75,642	2,003,784	84,512	2,191,617	92,010	2,330,577	**100,082**	**2,502,290**
Living standard insurance	8,307	215,420	7,810	194,719	7,293	173,661	6,825	154,646	**6,280**	**135,298**
Level premium plan term life insurance	147,146	3,556,690	147,891	3,568,211	145,315	3,460,570	140,402	3,247,398	**134,679**	**3,025,559**
Decreasing term life insurance	41,611	1,092,092	46,213	1,148,290	49,709	1,174,038	52,119	1,160,784	**54,161**	**1,135,066**
Living benefit insurance (term type)	8,929	66,825	9,703	74,384	10,947	85,703	12,494	100,353	**15,121**	**125,898**
Level premium plan term life insurance (non-smoker preferred risk)	16,972	796,211	19,839	919,283	22,116	1,005,160	23,024	1,011,544	**23,926**	**1,025,575**
Decreasing term life insurance (non-smoker preferred risk)	16,510	610,159	20,132	709,554	23,686	795,007	26,760	859,392	**29,859**	**914,151**
Family income insurance (non-smoker preferred risk)	21,845	857,168	28,008	1,086,569	34,672	1,333,192	41,274	1,566,775	**48,287**	**1,817,702**
Increasing term life insurance	566	32,553	859	49,139	980	55,071	819	45,639	**634**	**35,216**
Long-term level premium plan term life insurance (with disability benefit)	—	—	—	—	2,141	100,452	5,897	272,353	**10,971**	**520,162**
Increasing term life insurance (reduced surrender value)	—	—	—	—	344	12,741	4,368	152,801	**4,343**	**151,776**
Income protection insurance to cover three major diseases	—	—	—	—	—	—	956	944	**1,834**	**1,772**
Semi-participating whole life nursing-care insurance	—	—	—	—	—	—	6,218	24,334	**14,807**	**59,970**
Cancer insurance	236,867	41,665	246,170	42,276	252,864	41,313	262,765	41,479	**263,880**	**40,421**
Comprehensive medical insurance	1,029,923	691,334	1,137,346	708,160	1,228,154	730,324	1,308,781	756,682	**1,367,047**	**772,695**
Long-term comprehensive medical insurance	20,093	7,953	19,814	7,804	19,194	7,548	18,453	7,260	**17,580**	**6,962**
Semi-participating living standard insurance (joint type)	84	2,532	83	2,006	83	2,034	83	1,916	**80**	**1,712**
Term riders and others [1]	317,151	6,899,943	341,448	7,214,910	358,749	7,371,162	377,745	7,522,513	**(399,102)**	**7,745,300**
Mixed insurance:	295,179	1,137,740	293,715	1,131,065	283,814	1,086,324	287,034	1,080,848	**300,383**	**1,111,545**
Variable life insurance (limited term type)	5,582	26,445	6,446	30,570	8,761	40,374	17,332	64,954	**34,579**	**111,047**
Endowment insurance (without dividend)	248,919	982,596	245,274	965,255	232,319	910,590	227,071	882,094	**222,620**	**864,458**
Semi-participating endowment insurance	40,678	128,699	41,995	135,239	42,734	135,358	42,631	133,798	**43,184**	**136,039**
Pure endowment insurance: [2]	204,091	322,794	279,320	450,875	378,325	615,719	474,051	770,716	**573,731**	**924,980**
Semi-participating educational endowment insurance	204,091	322,660	279,320	450,803	378,325	615,715	474,051	770,716	**573,731**	**924,980**
Living benefit rider	1,234	134	658	71	41	4	—	—	**—**	**—**
Total individual insurance products	3,233,381	26,122,855	3,535,504	27,680,259	3,815,525	28,908,802	4,109,938	30,038,118	**4,392,838**	**31,237,078**
Individual annuity products: [3]										
Semi-participating individual annuity	11,805	61,577	13,140	68,657	14,226	73,677	15,083	77,187	**16,253**	**82,670**
Variable individual annuity	7,445	40,995	9,594	52,823	13,305	72,013	17,471	93,934	**25,136**	**137,531**
Others [4]	968	17,210	1,343	21,743	2,446	30,044	3,383	35,251	**4,179**	**40,065**
Total individual annuity products	20,218	119,783	24,077	143,225	29,977	175,735	35,937	206,374	**45,568**	**260,268**
Group insurance products: [5]										
Group term life insurance	118,465	253,655	103,113	245,560	107,065	259,141	98,350	237,699	**101,028**	**237,813**
Group welfare term life insurance	116,151	103,281	151,701	88,649	156,414	92,360	127,639	92,699	**130,083**	**93,789**
Group credit life insurance	3,925,398	470,276	3,662,246	481,585	3,386,294	571,583	3,139,548	577,602	**2,930,154**	**605,492**
Annuity payment rider [3]	168	214	179	208	188	204	182	178	**169**	**144**
Total group insurance products	4,160,182	827,428	3,917,239	816,003	3,649,961	923,289	3,365,719	908,179	**3,161,434**	**937,241**
Group annuity products: [5][6]										
New-type corporate annuities	20,772	5,436	36,671	6,759	36,699	6,656	32,376	6,391	**39,209**	**6,225**
Defined contribution corporate annuities	345,414	61,670	347,560	62,257	358,552	64,744	355,665	66,242	**354,177**	**67,081**
Total group annuity products	366,186	67,107	384,231	69,017	395,251	71,400	388,041	72,633	**393,386**	**73,307**
Medical protection insurance (group-type) [5][7]	—	—	253	0	126	0	126	0	**130**	**0**
Reinsurance recipients [5]	25,952	22,276	24,111	19,257	20,400	14,396	13,159	23,022	**—**	**—**

Notes: 1. This category includes, in addition to term riders, living benefit whole life policy riders and semi-participating lump sum nursing-care riders every five years.
2. Total number of policies in force for pure endowment insurance does not include number of policies listed under living benefit riders.
3. Total policy amount in force for individual annuity products and annuity payment riders is equal to the sum of (a) the funds to be held at the time annuity payments are to commence for policies for which annuity payments have not yet commenced and (b) the amount of policy reserve for policies for which payments have commenced.
4. Others under individual annuity products include semi-participating lump-sum nursing-care riders, semi-participating fixed individual annuity riders, and the amount of policy reserve for policies for which payments have commenced.
5. The number of policies for group insurance products, group annuity products, medical protection insurance (group-type) and reinsurance recipients reflect the total number of insured parties.
6. For group annuity products, total policy amounts in force are equal to the amount of policy reserve under the relevant policies.
7. The amount of medical protection insurance (group-type) is equal to the daily claims for hospitalization.

New Policies and New Policy Amount by Product

For the years ended March 31, (Policies, Millions of yen)

Category	2004		2005		2006		2007		**2008**	
	Number of new policies	New policy amount	Number of new policies	New policy amount	Number of new policies	New policy amount	Number of new policies	New policy amount	Number of new policies	New policy amount
Individual insurance products:										
Pure death-protection insurance:	406,033	3,469,531	420,044	3,428,165	373,081	3,065,555	375,185	3,106,503	**360,931**	**3,409,641**
Variable life insurance (whole life type)	51,096	290,576	65,862	376,682	40,698	239,471	61,401	319,567	**77,834**	**414,304**
Modified payment whole life insurance	630	8,830	380	5,816	314	5,190	206	3,283	**136**	**1,919**
Limited payment whole life insurance	1	5	5	12	(1)	(238)	(6)	(65)	**2**	**7**
Family insurance	20	163	14	119	5	38	8	60	**9**	**59**
Interest rate-sensitive whole life insurance	60,751	390,461	57,431	370,107	62,927	357,793	49,188	286,385	**39,882**	**233,913**
Whole life insurance (no selection type)	1,270	2,493	1,206	2,333	1,075	2,062	920	1,851	**832**	**1,668**
Living benefit insurance (whole life type)	9,669	29,268	9,745	29,101	11,336	35,059	13,171	40,422	**15,206**	**47,874**
Variable life insurance (term type)	282	6,514	274	9,172	171	5,451	226	8,592	**533**	**24,018**
Family income insurance	11,858	345,564	13,132	377,024	13,061	375,198	12,366	351,713	**14,609**	**432,944**
Living standard insurance	1,157	33,496	93	2,674	—	—	—	—	**—**	**—**
Level premium plan term life insurance	20,162	432,865	17,464	380,010	12,981	257,373	9,570	152,738	**9,278**	**158,777**
Decreasing term life insurance	9,143	243,673	7,857	198,039	6,987	174,041	6,024	140,239	**6,217**	**140,035**
Living benefit insurance (term type)	1,495	11,839	1,675	14,483	2,115	18,030	2,528	22,189	**3,676**	**34,233**
Level premium plan term life insurance (non-smoker preferred risk)	4,507	194,990	3,786	173,808	3,313	144,940	2,241	78,897	**2,376**	**93,979**
Decreasing term life insurance (non-smoker preferred risk)	4,590	177,144	4,234	155,909	4,260	150,773	3,918	137,239	**4,251**	**143,453**
Family income insurance (non-smoker preferred risk)	5,558	231,815	6,789	285,020	7,401	314,593	7,608	321,091	**8,583**	**372,796**
Increasing term life insurance	452	25,488	326	18,473	214	10,381	—	—	**—**	**—**
Long-term level premium plan term life insurance (with disability benefit)	—	—	—	—	2,145	100,695	3,887	177,328	**5,467**	**263,328**
Increasing term life insurance (reduced surrender value)	—	—	—	—	344	12,741	4,053	141,092	**185**	**5,150**
Income protection insurance to cover three major diseases	—	—	—	—	—	—	959	947	**944**	**890**
Semi-participating whole life nursing-care insurance	—	—	—	—	—	—	6,250	24,486	**8,982**	**37,752**
Cancer insurance	23,265	3,650	24,442	3,992	24,875	3,683	24,221	3,513	**16,690**	**2,664**
Comprehensive medical insurance	195,757	93,554	203,853	85,744	177,972	81,034	165,810	81,086	**144,536**	**69,953**
Long-term comprehensive medical insurance	4,360	1,241	1,469	637	878	401	629	291	**699**	**300**
Semi-participating living standard insurance (joint type)	10	795	7	129	10	255	7	183	**4**	**87**
Term riders and others [1][2]	43,431	945,097	43,323	938,873	35,736	776,584	39,020	813,366	**(43,502)**	**929,528**
Mixed insurance:	34,588	144,965	31,712	138,338	30,388	123,782	33,800	125,320	**45,198**	**166,828**
Variable life insurance (limited term type)	894	4,382	1,459	7,022	2,753	11,083	9,302	27,494	**18,308**	**52,699**
Endowment insurance (without dividend)	26,012	115,169	25,152	111,285	23,069	97,744	21,085	85,187	**22,232**	**97,738**
Semi-participating endowment insurance	7,682	25,413	5,101	20,031	4,566	14,954	3,413	12,638	**4,658**	**16,391**
Pure endowment insurance:	61,681	98,893	78,648	133,287	103,578	171,932	102,004	165,043	**108,157**	**168,210**
Semi-participating educational endowment insurance	61,681	98,893	78,648	133,287	103,578	171,932	102,004	165,043	**108,157**	**168,210**
Living benefit rider	—	—	—	—	—	—	—	—	**—**	**—**
Total individual insurance products	502,302	3,713,390	530,404	3,699,791	507,047	3,361,271	510,989	3,396,867	**514,286**	**3,744,680**
Individual annuity products: [3]										
Semi-participating individual annuity	1,807	10,032	1,927	10,530	1,734	9,408	1,555	7,534	**2,069**	**10,144**
Variable individual annuity	1,621	8,632	2,555	13,890	4,166	21,455	4,768	25,056	**8,412**	**47,763**
Others	—	—	—	—	—	—	—	—	**—**	**—**
Total individual annuity products	3,428	18,665	4,482	24,421	5,900	30,864	6,323	32,590	**10,481**	**57,908**
Group insurance products: [4]										
Group term life insurance	13,176	9,304	963	385	13,363	2,058	—	—	**—**	**—**
Group welfare term life insurance	8,886	7,280	37,857	6,999	7,300	7,032	14,492	7,757	**3,470**	**5,953**
Group credit life insurance	—	—	—	—	—	—	—	—	**—**	**—**
Annuity payment rider	—	—	—	—	—	—	—	—	**—**	**—**
Total group insurance products	22,062	16,584	38,820	7,384	20,663	9,090	14,492	7,757	**3,470**	**5,953**
Group annuity products: [5]										
New-type corporate annuities	—	—	—	—	805	15	196	44	**—**	**—**
Defined contribution corporate annuities	2,187	2,520	—	—	20,085	1,732	—	—	**—**	**—**
Total group annuity products	2,187	2,520	—	—	20,890	1,748	196	44	**—**	**—**
Medical protection insurance (group-type) [6]	—	—	259	0	128	0	—	—	**—**	**—**
Reinsurance recipients	—	—	348	259	—	—	—	—	**—**	**—**

Notes: 1. This category includes, in addition to term riders, living benefit whole life policy riders and semi-participating lump sum nursing-care riders every five years.
2. The number of new policies for term riders and others is excluded from total individual insurance products.
3. The new policy amount for individual annuity insurance indicates pension resources at the time annuity payments begin.
4. The number of new policies for group insurance products, group annuity products, medical protection insurance (group-type) and reinsurance recipients reflect the total number of insured parties.
5. For group annuity products, new policy amounts are equal to the sum of the initial premium payments under the relevant policies.
6. The amount of medical protection insurance (group-type) is equal to the daily claims for hospitalization.

General Account Assets

As of March 31, (Millions of yen, %)

Category	2004 Amount	2004 % of total	2005 Amount	2005 % of total	2006 Amount	2006 % of total	2007 Amount	2007 % of total	**2008 Amount**	**2008 % of total**
Cash, deposits and call loans	232,112	10.5	214,266	8.9	71,598	2.5	237,496	7.6	**82,106**	**2.5**
Monetary trusts	419,224	19.0	515,229	21.3	658,351	23.3	718,492	23.0	**893,952**	**26.8**
Securities	1,409,077	63.7	1,517,858	62.8	1,870,288	66.3	1,917,154	61.4	**2,086,557**	**62.5**
Japanese government and corporate bonds	1,158,430	52.4	1,321,447	54.7	1,499,591	53.1	1,535,634	49.2	**1,722,804**	**51.6**
Japanese stocks	38,761	1.8	53,248	2.2	250,718	8.9	244,379	7.8	**172,911**	**5.2**
Foreign securities	199,708	9.0	131,068	5.4	102,720	3.6	121,617	3.9	**178,795**	**5.4**
Foreign government and corporate bonds	193,864	8.8	122,782	5.1	89,095	3.2	100,730	3.2	**154,195**	**4.6**
Foreign stocks	5,844	0.3	8,285	0.3	13,624	0.5	20,887	0.7	**24,599**	**0.7**
Other securities	12,176	0.6	12,093	0.5	17,257	0.6	15,522	0.5	**12,046**	**0.4**
Loans	71,629	3.2	79,914	3.3	86,918	3.1	96,804	3.1	**108,688**	**3.3**
Policyholder loans	71,629	3.2	79,914	3.3	86,918	3.1	96,804	3.1	**108,688**	**3.3**
Commercial loans	—	—	—	—	—	—	—	—	**—**	**—**
Real estate	46,282	2.1	50,602	2.1	75,579	2.7	87,025	2.8	**82,867**	**2.5**
Deferred tax assets	—	—	—	—	—	—	—	—	**—**	**—**
Other	33,146	1.5	38,541	1.6	59,866	2.1	66,392	2.1	**83,898**	**2.5**
Provision for possible loan losses	(107)	(0.0)	(142)	(0.0)	(44)	(0.0)	(68)	(0.0)	**(74)**	**(0.0)**
Total	2,211,367	100.0	2,416,269	100.0	2,822,559	100.0	3,123,298	100.0	**3,337,997**	**100.0**
Foreign currency-denominated assets	41,972	1.9	46,240	1.9	46,973	1.7	51,486	1.6	**106,361**	**3.2**

Increase (Decrease) of General Account Assets

For the years ended March 31, (Millions of yen)

Category	2004	2005	2006	2007	**2008**
Cash, deposits and call loans	(25,922)	(17,845)	(142,668)	165,897	**(155,389)**
Monetary trusts	98,282	96,005	143,121	60,141	**175,459**
Securities	253,567	108,780	352,430	46,866	**169,402**
Japanese government and corporate bonds	214,614	163,017	178,143	36,043	**187,169**
Japanese stocks	23,945	14,486	197,470	(6,339)	**(71,468)**
Foreign securities	11,297	(68,640)	(28,347)	18,897	**57,177**
Foreign government and corporate bonds	7,762	(71,081)	(33,686)	11,634	**53,465**
Foreign stocks	3,534	2,441	5,339	7,263	**3,711**
Other securities	3,709	(83)	5,164	(1,735)	**(3,475)**
Loans	6,055	8,284	7,004	9,885	**11,884**
Policyholder loans	6,055	8,284	7,004	9,885	**11,884**
Commercial loans	—	—	—	—	**—**
Real Estate	182	4,319	24,977	11,446	**(4,158)**
Deferred tax assets	(2,330)	—	—	—	**—**
Other	17,775	5,395	21,325	6,526	**17,506**
Provision for possible loan losses	46	(35)	98	(24)	**(5)**
Total	347,659	204,902	406,289	300,739	**214,699**
Foreign currency denominated assets	25,091	4,268	733	4,512	**54,874**

Investment Yield by Assets (General Account)

For the years ended March 31, (%)

Category	2004	2005	2006	2007	2008
Cash, deposits and call loans	0.02	0.01	0.01	0.21	**0.47**
Monetary trusts	2.19	1.59	3.51	1.92	**1.93**
Securities	2.03	1.87	1.97	2.03	**2.43**
Japanese government and corporate bonds	1.75	1.31	1.19	1.18	**1.90**
Japanese stocks	7.59	17.57	11.05	9.49	**6.66**
Foreign securities	2.85	3.14	5.67	3.66	**4.33**
Loans	4.54	4.43	4.39	4.32	**4.25**
Real Estate	4.84	0.39	0.33	(1.10)	**5.09**
Total general account assets	1.92	1.70	2.22	2.02	**2.17**

Notes: 1. The denominator of yield calculations is the daily average balance on a book value basis. The numerator is the yield calculated by subtracting investment expenses from investment income in ordinary profit.
2. The above yield calculations do not include valuation gains in accordance with Article 112 of the Insurance Business Law of Japan.
3. Real estate in the year ended in March 31, 2007 includes one-time factors such as tax expenses in relation to acquisition of real estate, the new building completed in October 2006 (Sony City).

Yield on Overseas Investments (General Account)

For the years ended March 31, (%)

Category	2004	2005	2006	2007	2008
Yield on overseas investments	2.85	3.13	5.67	3.66	**4.33**

Note: Overseas investment is the total of yen- and foreign currency-denominated assets.

Condensed Financial Statements

Non-consolidated Statements of Income

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Ordinary revenues	31,066	38,159	45,703	51,020	**55,649**
Underwriting income	30,793	37,862	45,298	50,495	**55,036**
Net premiums written	30,785	37,849	45,278	50,467	**55,001**
Investment income	212	275	349	464	**567**
Interest and dividends	215	274	298	442	**578**
Other ordinary income	60	21	55	60	**44**
Ordinary expenses	33,007	40,966	46,467	48,975	**52,831**
Underwriting expenses	21,097	28,606	33,477	36,465	**38,970**
Net losses paid	13,101	17,463	21,124	24,151	**26,225**
Loss adjustment expenses	2,022	2,191	2,535	2,894	**3,204**
Net commissions and brokerage fees	625	784	780	865	**922**
Provision for reserve for outstanding losses	881	1,967	2,345	2,235	**2,010**
Provision for underwriting reserve	4,463	6,198	6,691	6,318	**6,607**
Investment expenses	31	21	8	3	**5**
Operating, general and administrative expenses	11,854	12,338	12,966	12,458	**13,838**
Other ordinary expenses	24	0	15	48	**16**
Ordinary profit (loss)	(1,941)	(2,806)	(764)	2,044	**2,817**
Extraordinary gains (losses), net	3	(1)	(35)	(10)	**(413)**
Income (loss) before income taxes	(1,937)	(2,807)	(799)	2,034	**2,403**
Income taxes	(606)	(826)	(358)	435	**217**
Net income (loss)	(1,330)	(1,981)	(441)	1,598	**2,185**

Non-consolidated Balance Sheets

As of March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Assets:					
Cash and deposits	4,512	4,036	1,470	1,977	**2,929**
Call loans	—	—	—	1,400	**—**
Securities	27,747	32,932	44,067	51,155	**56,237**
Tangible fixed assets	—	—	—	165	**231**
Intangible fixed assets	—	—	—	2,119	**4,075**
Other assets	6,584	8,020	8,381	7,728	**10,736**
Deferred tax assets	1,277	1,696	2,184	2,922	**4,434**
Total assets	40,121	46,685	56,103	67,468	**78,645**
Liabilities:					
Policy reserves	22,583	30,750	39,786	48,340	**56,958**
Reserves for outstanding losses	5,688	7,655	10,001	12,236	**14,246**
Underwriting reserves	16,895	23,094	29,785	36,104	**42,711**
Other liabilities	3,475	3,847	4,606	5,807	**6,301**
Total liabilities	26,059	34,598	44,393	54,147	**63,260**
Stockholder's Equity:					
Common stock	20,000	20,000	20,000	—	—
Capital surplus	20,000	20,000	20,000	—	—
Retained deficits	(25,953)	(27,934)	(28,376)	—	—
Net unrealized gains (losses) on other securities, net of taxes	15	21	86	—	—
Total stockholder's equity	14,061	12,086	11,709	—	—
Total liabilities and stockholder's equity	40,121	46,685	56,103	—	**—**
Net Assets:					
Common stock	—	—	—	20,000	**20,000**
Capital surplus	—	—	—	20,000	**20,000**
Retained deficits	—	—	—	(26,777)	**(24,591)**
Total shareholder's equity	—	—	—	13,222	**15,408**
Net unrealized gains on other securities, net of taxes	—	—	—	97	**(23)**
Total valuation and translation adjustments	—	—	—	97	**(23)**
Total net assets	—	—	—	13,320	**15,385**
Total liabilities and net assets	—	—	—	67,468	**78,645**

Non-consolidated Statements of Cash Flows

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Net cash provided by operating activities	2,733	5,081	8,784	9,242	**7,554**
Net cash provided by (used in) investing activities	(10,350)	(5,557)	(11,350)	(6,030)	**(7,537)**
Net cash provided by financing activities	10,000	—	—	—	**—**
Cash and cash equivalents at end of year	6,569	6,094	3,528	6,740	**6,757**

Other Key Indicators

As of March 31, (Items marked with an asterisk (*) are for the years ended March 31.)

	2004	2005	2006	2007	**2008**
Underwriting profits (losses)* (millions of yen)	(2,129)	(3,048)	(1,108)	1,610	**2,277**
Net loss ratio* (%)	49.1	51.9	52.3	53.6	**53.5**
Net expense ratio* (%)	40.4	34.6	30.3	26.3	**26.7**
Solvency margin ratio (%)	1,383.5	1,095.2	976.1	1,009.7	**1,073.9**
Number of employees	423	480	532	593	**651**

Net premiums written by type of policy

For the years ended March 31, (Millions of yen)

Type of policy	2004	2005	2006	2007	2008
Fire	—	4	21	12	**16**
Marine	32	22	38	43	**52**
Personal accident	1,427	3,131	4,827	5,947	**6,501**
Voluntary automobile	28,964	34,222	39,858	43,931	**47,845**
Compulsory automobile liability	360	469	533	532	**585**
Total	30,785	37,849	45,278	50,467	**55,001**

Direct premiums written by type of policy

For the years ended March 31, (Millions of yen)

Type of policy	2004	2005	2006	2007	2008
Fire	—	102	279	174	**273**
Marine	—	—	—	—	**—**
Personal accident	1,284	2,989	4,681	5,812	**6,315**
Voluntary automobile	29,105	34,372	40,039	44,126	**48,053**
Compulsory automobile liability	—	—	—	—	**—**
Total	30,389	37,464	44,999	50,112	**54,642**

Underwriting profits (losses)

For the years ended March 31, (Millions of yen)

Category	2004	2005	2006	2007	2008
Underwriting income	30,793	37,862	45,298	50,495	**55,036**
Underwriting expenses	21,097	28,606	33,477	36,465	**38,970**
Operating, general and administrative expenses	11,825	12,304	12,928	12,418	**13,787**
Other, net	(0)	(0)	(0)	(0)	**(1)**
Underwriting profits (losses)	(2,129)	(3,048)	(1,108)	1,610	**2,277**

Note: Operating, general and administrative expenses are those underwriting expenses included in the statements of income as operating, general and administrative expenses.

Underwriting profits (losses) by type of policy

For the years ended March 31, (Millions of yen)

Type of policy	2004	2005	2006	2007	2008
Fire	—	(1)	8	36	**10**
Marine	139	166	123	142	**197**
Personal accident	(1,344)	(919)	(253)	724	**931**
Voluntary automobile	(924)	(2,293)	(987)	707	**1,138**
Compulsory automobile liability	—	—	—	—	**—**
Total	(2,129)	(3,048)	(1,108)	1,610	**2,277**

Net losses paid by type of policy

For the years ended March 31, (Millions of yen)

Type of policy	2004	2005	2006	2007	**2008**
Fire	—	—	0	0	**0**
Marine	28	9	5	21	**25**
Personal accident	186	427	724	928	**1,205**
Voluntary automobile	12,770	16,801	20,073	22,802	**24,546**
Compulsory automobile liability	115	224	321	399	**447**
Total	13,101	17,463	21,124	24,151	**26,225**

Direct losses paid by type of policy

For the years ended March 31, (Millions of yen)

Type of policy	2004	2005	2006	2007	**2008**
Fire	—	—	0	1	**1**
Marine	—	—	—	—	**—**
Personal accident	145	387	685	889	**1,165**
Voluntary automobile	12,790	16,842	20,245	22,950	**24,543**
Compulsory automobile liability	—	—	—	—	**—**
Total	12,935	17,229	20,931	23,841	**25,710**

Underwriting expenses and net expense ratio

For the years ended March 31, (Millions of yen)

Category	2004	2005	2006	2007	**2008**
Underwriting expenses	12,451	13,088	13,709	13,284	**14,709**
Operating, general and administrative expenses for underwriting	11,825	12,304	12,928	12,418	**13,787**
Net commissions and brokerage fees	625	784	780	865	**922**
Net expense ratio (%)	40.4	34.6	30.3	26.3	**26.7**

Net loss ratio, net expense ratio and combined ratio by type of policy

For the years ended March 31, (%)

Type of policy	2004			2005			2006		
	Net loss ratio	Net expense ratio	Combined ratio	Net loss ratio	Net expense ratio	Combined ratio	Net loss ratio	Net expense ratio	Combined ratio
Fire	—			—			22.3	(160.8)	(138.6)
Marine	87.3			43.5			13.6	(353.7)	(340.1)
Personal accident	17.1			15.8			17.1	30.3	47.4
Voluntary automobile	50.9			55.3			56.5	31.2	87.6
Compulsory automobile liability	32.2			47.8			60.2	—	60.2
Total	49.1	40.4	89.6	51.9	34.6	86.5	52.3	30.3	82.5

Type of policy	2007			**2008**		
	Net loss ratio	Net expense ratio	Combined ratio	Net loss ratio	Net expense ratio	Combined ratio
Fire	45.8	(55.9)	(10.1)	**63.1**	**(214.8)**	**(151.6)**
Marine	49.6	(390.4)	(340.8)	**47.9**	**(371.8)**	**(323.9)**
Personal accident	17.5	17.3	34.8	**21.0**	**19.6**	**40.6**
Voluntary automobile	58.2	28.3	86.5	**57.6**	**28.6**	**86.2**
Compulsory automobile liability	74.9	—	74.9	**76.5**	**—**	**76.5**
Total	53.6	26.3	79.9	**53.5**	**26.7**	**80.3**

Condensed Financial Statements

Non-consolidated Statements of Income

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Ordinary revenues	7,406	11,353	17,225	19,470	**25,988**
Interest income	4,520	6,563	9,472	12,763	**17,152**
Interest on loans	990	1,560	2,721	4,580	**7,045**
Interest and dividends on securities	3,237	4,416	6,414	7,208	**7,320**
Fees and commissions	524	817	1,686	1,619	**1,823**
Other operating income	2,357	3,946	6,039	5,065	**7,001**
Income from foreign exchange transactions	1,439	3,212	4,449	4,339	**5,773**
Gains on sale of bonds and others	324	732	231	682	**734**
Gains from derivatives, net	590	—	1,353	—	**492**
Other ordinary income	4	25	26	21	**11**
Ordinary expenses	9,608	13,013	14,997	18,116	**23,242**
Interest expenses	1,136	2,855	4,672	8,174	**12,046**
Interest on deposits	1,001	2,559	4,365	7,380	**11,380**
Fees and commissions	521	677	1,215	1,067	**1,424**
Other operating expenses	1,988	2,452	1,890	1,149	**1,524**
Losses on sale of bonds and others	1,942	1,882	1,528	845	**1,319**
Losses from derivatives, net	—	451	—	303	**—**
Other operating expenses	45	117	361	—	**205**
General and administrative expenses	5,823	6,905	7,091	7,665	**8,145**
Other ordinary expenses	139	123	127	58	**100**
Provision for reserve for specific problem loans	40	—	116	33	**90**
Amortization of loan	—	0	—	0	**0**
Ordinary profit (loss)	(2,202)	(1,659)	2,228	1,354	**2,746**
Extraordinary gains (losses), net	—	—	—	—	**—**
Income (loss) before income taxes	(2,202)	(1,659)	2,228	1,354	**2,746**
Income taxes	3	3	(1,029)	330	**(1,745)**
Net income (loss)	(2,206)	(1,663)	3,258	1,023	**4,492**

Non-consolidated Balance Sheets

As of March 31, (Millions of yen)

	2004	2005	2006	2007	2008
□ **Assets:**					
Cash and due from banks	14,139	19,773	26,186	7,977	**7,346**
Call loans and bills bought	40,966	127,696	20,174	103,059	**352,568**
Securities	333,421	321,600	449,549	381,234	**488,777**
Japanese government bonds	110,324	120,486	179,746	131,025	**171,157**
Short-term corporate bonds	—	—	—	20,984	**—**
Corporate bonds	33,591	21,978	58,411	74,720	**152,107**
Stocks	—	—	—	—	**3,000**
Other securities	189,504	179,135	211,391	154,504	**162,512**
Loans	63,023	126,385	239,467	284,712	**347,065**
Loans on deeds	60,903	123,317	235,002	278,662	**339,566**
Overdrafts	2,120	3,068	4,465	6,050	**7,498**
Other assets	37,883	23,005	18,359	29,232	**12,808**
Deferred tax assets	—	—	1,033	634	**2,433**
Total assets	489,432	618,459	754,768	806,848	**1,211,000**
□ **Liabilities:**					
Deposits	378,850	546,717	599,952	752,366	**1,144,398**
Ordinary deposits	103,943	190,327	221,622	235,997	**216,677**
Time deposits	167,678	197,217	229,147	368,034	**675,445**
Other deposits	107,228	159,172	149,182	148,334	**252,276**
Call money and bills sold	65,000	24,600	110,700	10,000	**10,000**
Other liabilities	18,180	11,621	9,400	7,604	**20,889**
Deferred tax liabilities	291	202	—	—	**—**
Total liabilities	462,321	583,140	720,052	769,970	**1,175,288**
□ **Stockholder's Equity:**					
Common stock	18,750	23,750	25,000	—	**—**
Capital surplus	18,750	13,750	15,000	—	**—**
Retained earnings (deficits)	(10,813)	(2,477)	781	—	**—**
Net unrealized gains (losses) on other securities, net of taxes	424	295	(6,065)	—	**—**
Total stockholder's equity	27,111	35,318	34,715	—	**—**
Total liabilities and stockholder's equity	489,432	618,459	754,768	—	**—**
□ **Net Assets:**					
Common stock	—	—	—	25,000	**25,000**
Capital surplus	—	—	—	15,000	**15,000**
Retained earnings	—	—	—	1,804	**6,296**
Total shareholder's equity	—	—	—	41,804	**46,296**
Net unrealized gains (losses) on other securities, net of taxes	—	—	—	(4,462)	**(9,055)**
Net deferred losses on hedging instruments, net of taxes	—	—	—	(464)	**(1,529)**
Total valuation and translation adjustments	—	—	—	(4,926)	**(10,584)**
Total net assets	—	—	—	36,878	**35,712**
Total liabilities and net assets	—	—	—	806,848	**1,211,000**

Non-consolidated Statements of Cash Flows

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	2008
Net cash provided by (used in) operating activities	116,319	(23,493)	135,772	(78,756)	**101,999**
Net cash provided by (used in) investing activities	(110,450)	19,127	(141,859)	70,547	**(102,630)**
Net cash provided by financing activities	—	10,000	2,500	—	**—**
Cash and cash equivalents at end of year	14,139	19,773	16,186	7,977	**7,346**

Other Key Indicators

As of March 31, (Items marked with an asterisk (*) are for the years ended March 31.)

	2004	2005	2006	2007	2008
Gross operating profit* (millions of yen)	3,756	5,343	9,420	9,056	**10,980**
Net operating profit* (millions of yen)	(2,107)	(1,562)	2,245	1,366	**2,826**
Non-consolidated capital adequacy ratio (domestic criteria) (%)	10.29	11.97	9.24	11.49	**9.15**
Number of employees	78	100	120	152	**1.65**

Notes: 1. Net operating profit is calculated by subtracting provision for possible loan losses and general and administrative expenses from gross operating profit.
2. Sony Bank's non-consolidated capital adequacy ratio (domestic criteria) for the fiscal years ended March 31, 2007 and 2008 were calculated based on the standard stipulated in the FSA public ministerial announcement No. 19 of 2006. Calculations for the fiscal year ended March 31, 2006, and prior fiscal years have been made in accordance with the standard stipulated in the former public ministerial announcement.

Breakdown of gross operating profit

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Net interest income	3,383	3,708	4,800	4,588	**5,105**
Interest income	4,520	6,563	9,472	12,763	**17,152**
Interest expenses	1,136	2,855	4,672	8,174	**12,046**
Net fees and commissions	3	140	471	551	**398**
Fees and commissions received	524	817	1,686	1,619	**1,823**
Fees and commissions paid	521	677	1,215	1,067	**1,424**
Net other operating income	369	1,494	4,149	3,916	**5,476**
Other operating income	2,357	3,946	6,039	5,065	**7,001**
Other operating expenses	1,988	2,452	1,890	1,149	**1,524**
Gross operating profit	3,756	5,343	9,420	9,056	**10,980**
Gross operating profit ratio* (%)	0.96	0.92	1.38	1.19	**1.13**

$$\text{*Gross operating profit ratio} = \frac{\text{Gross operating profit}}{\text{Average balance of investment account}} \times 100$$

Average balance, interest, yield, and interest spread of major investment and financing accounts

For the years ended March 31, (Millions of yen)

	2004			2005			2006		
	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)
Investment account	390,015	4,520	1.15	576,486	6,563	1.13	680,004	9,472	1.39
Loan	49,265	990	2.01	82,692	1,560	1.88	170,342	2,721	1.59
Securities	280,299	3,237	1.15	432,202	4,416	1.02	462,060	6,414	1.38
Call loans	34,207	258	0.75	43,038	539	1.25	31,393	243	0.77
Monetary claims bought	15,499	32	0.21	9,090	39	0.43	2,000	54	2.74
Financing account	368,096	1,136	0.30	553,480	2,855	0.51	652,516	4,672	0.71
Deposits	318,947	1,001	0.31	459,783	2,559	0.55	583,968	4,365	0.74
Call money	49,147	14	0.03	65,383	7	0.01	25,986	1	0.00

(Millions of yen)

	2007			**2008**		
	Average balance	Interest	Yield (%)	Average balance	Interest	Yield (%)
Investment account	757,007	12,763	1.68	**963,579**	**17,152**	**1.78**
Loan	252,760	4,580	1.81	**315,088**	**7,045**	**2.23**
Securities	423,502	7,208	1.70	**417,805**	**7,320**	**1.75**
Call loans	72,361	910	1.25	**222,742**	**2,647**	**1.18**
Monetary claims bought	109	3	2.74	**448**	**36**	**8.23**
Financing account	721,520	8,174	1.13	**923,439**	**12,046**	**1.30**
Deposits	676,716	7,380	1.09	**900,015**	**11,380**	**1.26**
Call money	28,813	59	0.20	**23,415**	**133**	**0.56**

(%)

	2004	2005	2006	2007	**2008**
Yield on investment	1.15	1.13	1.39	1.68	**1.78**
Yield on financing	0.30	0.51	0.71	1.13	**1.30**
Interest spread	0.85	0.62	0.67	0.55	**0.47**

Breakdown of general and administrative expenses

For the years ended March 31, (Millions of yen)

	2004	2005	2006	2007	**2008**
Personnel expenses	822	958	1,195	1,376	**1,776**
Non-personnel expenses	4,737	5,692	5,625	5,968	**6,004**
Depreciation and amortization	1,544	1,553	1,590	1,049	**637**
Advertisement expenses	703	894	538	777	**574**
Taxes and public dues	263	253	270	320	**364**
Total	5,823	6,905	7,091	7,665	**8,145**

Balance of time deposits by remaining period

As of March 31, (Millions of yen)

	2004	2005	2006	2007	2008
Less than 3 months	92,060	134,953	159,856	196,893	**278,346**
3 months or more and less than 6 months	36,175	47,713	47,751	127,724	**191,077**
6 months or more and less than 1 year	39,719	51,516	47,243	80,194	**300,241**
1 year or more and less than 2 years	23,951	25,747	30,568	25,296	**28,842**
2 years or more and less than 3 years	22,199	23,823	20,657	15,143	**16,324**
3 years or more	84	86	15,831	19,917	**19,520**
Total	214,390	283,840	321,907	465,169	**834,353**

Note: The deposit balances indicated above exclude thrift savings deposits.

Balance of loans by remaining period

As of March 31, (Millions of yen)

	2004			2005			2006		
	Fixed interest rate	Floating interest rate	Total	Fixed interest rate	Floating interest rate	Total	Fixed interest rate	Floating interest rate	Total
1 year or less	3	12	16	13	23	36	16	32	49
More than 1 year and 3 years or less	105	131	236	195	194	390	257	279	537
More than 3 years and 5 years or less	436	312	748	482	464	946	488	665	1,153
More than 5 years and 7 years or less	586	429	1,016	640	679	1,320	1,040	900	1,940
More than 7 years	28,780	30,104	58,885	41,509	79,113	120,623	75,091	156,229	231,320
Unspecified term	—	2,120	2,120	—	3,068	3,068	—	4,465	4,465
Total	29,912	33,111	63,023	42,841	83,544	126,385	76,894	162,573	239,467

(Millions of yen)

	2007			2008		
	Fixed interest rate	Floating interest rate	Total	Fixed interest rate	Floating interest rate	Total
1 year or less	25	30	55	**26**	**46**	**72**
More than 1 year and 3 years or less	249	383	632	**300**	**349**	**650**
More than 3 years and 5 years or less	625	613	1,238	**892**	**849**	**1,741**
More than 5 years and 7 years or less	1,843	1,455	3,289	**1,969**	**1,958**	**3,927**
More than 7 years	98,499	174,945	273,445	**156,284**	**176,890**	**333,174**
Unspecified term	—	6,050	6,050	**—**	**7,498**	**7,498**
Total	101,243	183,469	284,712	**159,473**	**187,592**	**347,065**

Deposit-loan ratio and deposit-securities ratio

As of March 31 or for the years ended March 31, (%)

	2004	2005	2006	2007	2008
Deposit-loan ratio					
At fiscal year-end	16.63	23.11	39.91	37.84	**30.32**
Average	15.44	17.98	26.16	37.35	**35.00**
Deposit-securities ratio					
At fiscal year-end	88.00	58.82	74.93	50.67	**42.71**
Average	87.88	94.00	79.12	62.58	**46.42**

Notes: 1. Deposit-loan ratio is calculated by the dividing loan balance at the fiscal year-end (or average during the fiscal year) by the deposit balance at the fiscal year end (or average during the fiscal year) and multiplying by 100.
2. Deposit-securities ratio is calculated by dividing the securities balance at the fiscal year-end (or average during the fiscal year) by the deposit balance at the fiscal year end (or average during the fiscal year) and multiplying by 100.

Balance of securities by category and remaining period

As of March 31, (Millions of yen)

	2004							
	1 year or less	More than 1 year and 3 years or less	More than 3 years and 5 years or less	More than 5 years and 7 years or less	More than 7 years and 10 years or less	More than 10 years	Unspecified term	Total
Japanese government bonds	66,517	27,009	107	14,648	2,042	—	—	110,324
Local government bonds	—	—	—	—	—	—	—	—
Corporate bonds	6,916	9,701	2,631	5,059	7,623	1,658	—	33,591
Other securities	61,388	92,679	44,186	8,915	1,285	—	2,000	210,454
Total	134,822	129,390	46,925	28,623	10,950	1,658	2,000	354,370

As of March 31, (Millions of yen)

	2005							
	1 year or less	More than 1 year and 3 years or less	More than 3 years and 5 years or less	More than 5 years and 7 years or less	More than 7 years and 10 years or less	More than 10 years	Unspecified term	Total
Japanese government bonds	97,552	6,558	2,125	4,236	—	10,013	—	120,486
Local government bonds	—	—	—	—	—	—	—	—
Corporate bonds	2,554	6,877	5,440	3,173	2,456	1,476	—	21,978
Other securities	33,954	67,973	38,495	7,073	3,247	—	30,389	181,133
Total	134,061	81,409	46,061	14,484	5,703	11,490	30,389	323,599

As of March 31, (Millions of yen)

	2006							
	1 year or less	More than 1 year and 3 years or less	More than 3 years and 5 years or less	More than 5 years and 7 years or less	More than 7 years and 10 years or less	More than 10 years	Unspecified term	Total
Japanese government bonds	75,317	3,279	13,471	988	—	86,689	—	179,746
Local government bonds	—	—	—	—	—	—	—	—
Corporate bonds	3,430	33,635	15,148	4,922	—	1,274	—	58,411
Other securities	43,971	92,532	65,871	2,676	8,555	789	8,994	223,391
Total	122,719	129,447	94,492	8,587	8,555	88,752	8,994	461,550

As of March 31, (Millions of yen)

	2007							
	1 year or less	More than 1 year and 3 years or less	More than 3 years and 5 years or less	More than 5 years and 7 years or less	More than 7 years and 10 years or less	More than 10 years	Unspecified term	Total
Japanese government bonds	7,725	19,417	9,616	590	8,246	85,428	—	131,025
Local government bonds	—	—	—	—	—	—	—	—
Short-term corporate bonds	20,984	—	—	—	—	—	—	20,984
Corporate bonds	26,173	30,983	14,048	2,402	—	1,112	—	74,720
Other securities	44,479	65,375	29,753	4,445	2,577	840	7,031	154,504
Total	99,362	115,776	53,418	7,439	10,824	87,381	7,031	381,234

As of March 31, (Millions of yen)

	2008							
	1 year or less	More than 1 year and 3 years or less	More than 3 years and 5 years or less	More than 5 years and 7 years or less	More than 7 years and 10 years or less	More than 10 years	Unspecified term	Total
Japanese government bonds	**13,315**	**17,993**	**24,722**	**—**	**4,002**	**111,123**	**—**	**171,157**
Local government bonds	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Corporate bonds	**18,575**	**62,443**	**69,051**	**1,032**	**—**	**1,003**	**—**	**152,107**
Stocks	**—**	**—**	**—**	**—**	**—**	**—**	**3,000**	**3,000**
Other securities	**27,360**	**68,964**	**46,522**	**9,959**	**—**	**—**	**9,705**	**162,512**
Total	**59,251**	**149,401**	**140,296**	**10,992**	**4,002**	**112,126**	**12,705**	**488,777**

Information on Common Stock, Shares Outstanding

Historical Data on Common Stock and Total Number of Shares Outstanding

	Common Stock (millions of yen)	Total Number of Shares Outstanding
April 1, 2004	500	2,000,000 shares
June 25, 2004	5,500	2,100,000 shares
October 10, 2007	19,900	2,175,000 shares

Information on Major Shareholders (As of March 31, 2008)

	Number of Shares Held	Percentage of Ownership
Sony Corporation	1,305,000 shares	60.00%
Japan Trustee Services Bank, Ltd. (Trust Account)	48,603	2.23
The Master Trust Bank of Japan, Ltd. (Trust Account)	48,341	2.22
State Street Bank and Trust Company 505103	42,666	1.96
The Chase Manhattan Bank 385036	38,509	1.77
BBH for VIP Contrafund Financials Sub	35,482	1.63
Morgan Stanley & Co. Inc	34,773	1.59
CBNY-Orbis SICAV	31,115	1.43
State Street Bank and Trust Company	30,759	1.41
Goldman Sachs and Company Regular Account	21,953	1.00
Total	1,637,201	75.27

Stock Exchange Listing (As of March 31, 2008)

The First Section of the Tokyo Stock Exchange (Securities Code: 8729)

Dividend Policy

Dividends

	FY2006	FY2007
Dividend per Share · Year-end	¥3,095.24	¥3,000.00
Annual	¥3,095.24	¥3,000.00
Annual Dividend Amount	¥6,500 million	¥6,525 million
Dividend Payout Ratio (Consolidated)	64.9%	26.4%
Dividend on Net Assets (Consolidated)	2.4%	2.5%

SFH considers the steady increase in returns to its stockholders, as well as an increasing return on equity, among its most important management tasks.

SFH's basic policy on returning profits to its stockholders is to ensure stable dividends to stockholders while ensuring the high level of financial soundness that is necessary to maintain the trust of existing customers and attract new ones, as well as securing sufficient retained earnings for future business development.

In keeping with the basic policy outlined above, we paid an annual dividend of ¥3,000 per share for the fiscal year ended March 31, 2008.

Share Price

(Yen)

	October 2007	November 2007	December 2007	January 2008	February 2008	March 2008
High	440,000	425,000	451,000	426,000	427,000	427,000
Low	403,000	384,000	412,000	375,000	396,000	395,000

Note: Data on share prices (high and low) is from the First Section of the Tokyo Stock Exchange.

Business (As of July 1, 2008)

Management control of subsidiaries (life insurance companies, non-life insurance companies, banks and others) specified by the Insurance Business Law of Japan and the Banking Law of Japan and all duties incidental to that role

Organizational Chart (As of July 1, 2008)



Shareholders' Meeting
Board of Directors
Executive Committee
Board of Statutory Auditors
Statutory Auditors
Audit Department
Corporate Planning Department
Corporate Control Department
Accounting Department
Corporate Communications & Investor Relations Department

Organizational Chart of Business Operations (As of March 31, 2008)



○ Consolidated subsidiary
Sony Corporation
Tradename and trademark license
Sales and referrals of the other's products
Management control fee
Shareholding
Sony Financial Holdings Inc.
<Life insurance business> ○ Sony Life Insurance Co., Ltd.
<Non-life insurance business> ○ Sony Assurance Inc.
<Banking business> ○ Sony Bank Inc.
<Life insurance business> ○ Sony Life (Philippines) Corporation
AEGON Sony Life Planning Co., Ltd.
<Banking business> ○ Sony Bank Securities Inc.

Note: In August 2007, AEGON Sony Life Planning Co., Ltd. was established as an affiliate of Sony Life (a 50-50 joint venture by Sony Life Insurance Co., Ltd. and AEGON Group of the Netherlands). AEGON Sony Life Planning Co., Ltd. is not included as an equity-method affiliate in the scope of consolidation in the fiscal year ended March 31, 2008.

Senior Management (As of July 1, 2008)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
President, Representative Director	Teruhisa Tokunaka	Director of Sony Bank Inc.
Executive Vice President, Representative Director	Hiromichi Fujikata	Director of Sony Life Insurance Co., Ltd. Director of Sony Assurance Inc.
Director	Taro Okuda	President and Representative Director of Sony Life Insurance Co., Ltd.
Director	Shinichi Yamamoto	President and Representative Director of Sony Assurance Inc.
Director	Shigeru Ishii	President & CEO, Representative Director of Sony Bank Inc.
Director	Nobuyuki Oneda	Executive Vice President, Chief Financial Officer, and Corporate Executive Officer of Sony Corporation
Director	Yasushi Ikeda	
Director	Ryuji Yasuda	Director and Member of Audit Committee of Sony Corporation
Standing Statutory Auditor	Hiroshi Sano	Statutory Auditor of Sony Life Insurance Co., Ltd. Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takemi Nagasaka	Senior General Manager, Accounting Division of Sony Corporation
Statutory Auditor	Hiroshi Ueda	Standing Statutory Auditor of Sony Bank Inc.
Statutory Auditor	So Sato	Standing Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	Takatoshi Yajima	Standing Statutory Auditor of Sony Assurance Inc. Statutory Auditor of Sony Life Insurance Co., Ltd.

*Yasushi Ikeda is an outside director.

Number of Employees (As of March 31, 2008)

SFH	Life Insurance Business	Non-Life Insurance Business	Banking Business	SFH Group
20	5,412	651	170	6,253

Note: SFH employees include personnel on loan from Sony Corporation, Sony Life Insurance Co., Ltd., Sony Assurance Inc., and Sony Bank Inc.

Sony Life (As of July 1, 2008)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
Chairman, Director	Kunitake Ando	Director of AEGON Sony Life Planning Co., Ltd.
President, Representative Director	Taro Okuda	Director of Sony Financial Holdings Inc.
Director	Masamitsu Shimaoka	
Director	Mitsuhiro Koizumi	
Director	Hiromichi Fujikata	Executive Vice President and Representative Director of Sony Financial Holdings Inc. Director of Sony Assurance Inc.
Standing Statutory Auditor	So Sato	Statutory Auditor of Sony Financial Holdings Inc.
Statutory Auditor	Hiroshi Sano	Standing Statutory Auditor of Sony Financial Holdings Inc. Statutory Auditor of Sony Assurance Inc.
Statutory Auditor	Takatoshi Yajima	Standing Statutory Auditor of Sony Assurance Inc. Statutory Auditor of Sony Financial Holdings Inc.

Sony Assurance (As of July 1, 2008)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
President, Representative Director	Shinichi Yamamoto	Director of Sony Financial Holdings Inc.
Director	Yuro Fujiyama	
Director	Hiromichi Fujikata	Executive Vice President and Representative Director of Sony Financial Holdings Inc. Director of Sony Life Insurance Co., Ltd.
Director	Masaaki Konoo	General Manager, Corporate Communications & Investor Relations Department of Sony Financial Holdings Inc.
Standing Statutory Auditor	Takatoshi Yajima	Statutory Auditor of Sony Financial Holdings Inc. Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	Hiroshi Sano	Standing Statutory Auditor of Sony Financial Holdings Inc. Statutory Auditor of Sony Life Insurance Co., Ltd.
Statutory Auditor	Yoshiki Matsuyama	General Manager, Accounting Department, Accounting Division of Sony Corporation

Sony Bank (As of July 1, 2008)

Directors and Statutory Auditors

Title	Name	Other Concurrent Responsibilities
President, Representative Director	Shigeru Ishii	Director of Sony Financial Holdings Inc.
Director	Hidehiko Nakamura	
Director	Masahiko Tokuyama	
Director	Teruhisa Tokunaka	President and Representative Director of Sony Financial Holdings Inc.
Director	Hiroki Totoki	Executive Vice President and Director of So-net Entertainment Corporation
Director	Manabu Idei	General Manager, Corporate Planning Department of Sony Financial Holdings Inc.
Director*	Tohru Nakajima	Partner, Nagashima Ohno & Tsunematsu
Standing Statutory Auditor	Hiroshi Ueda	Statutory Auditor of Sony Financial Holdings Inc.
Statutory Auditor	Hidemichi Takenaka	Manager, Planning Section, Accounting Division of Sony Corporation
Statutory Auditor	Junichi Yoshikawa	Manager, Accounting Department of Sony Financial Holdings Inc.

*Tohru Nakajima is an outside director.

Sony Financial Holdings (SFH)

Head Office: 1-1, Minami Aoyama 1-chome, Minato-ku, Tokyo 107-0062, Japan
Tel: +81-(0)3-5785-1070
URL: http://www.sonyfh.co.jp/index_en.html/

Published in July 2008 by Corporate Communications & Investor Relations Department of SFH

SFH regularly updates its website in a proactive attempt to encourage understanding and disclose information about SFH and the SFH Group. Please visit website to look at a variety of information.

http://www.sonyfh.co.jp/index_en.html

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This section contains press releases announced by SFH Group companies.



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Links to Group Company Sites

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Sony Life Insurance

http://www.sonylife.co.jp/ (Japanese only)



Sony Assurance

http://www.sonysonpo.co.jp/ (Japanese only)



Sony Bank

http://sonybank.net/ (Japanese only)



Sony Bank Securities

http://sonybank-sec.net/ (Japanese only)



Sony Financial Holdings

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Sony Financial Holdings

RECEIVED

2008 SEP 23 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Presentation Materials

FY2008 First Quarter Consolidated Financial Results

Sony Financial Holdings Inc.
August 13, 2008

Sony Financial Holdings

Disclaimers:
These presentation materials contain statements concerning the current plans, expectations, strategies and beliefs of the Sony Financial Holdings Group (the "SFH Group"). Any statements contained herein that pertain to future operating performance and that are not historic facts are forward-looking statements. Forward-looking statements may include—but are not limited to—words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, business performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group, based on information that is currently available to it. As such, these forward-looking statements are subject to various risks and uncertainties, and actual business results may vary substantially from the forecasts expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings. The information contained in this presentation does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.


Ordinary revenues
Ordinay profit
213.2
+1%
215.0
+4%
13.4
13.9
(Billions of yen)
FY07.1Q
FY08.1Q

(Billions of yen)		FY2007 1Q	FY2008 1Q	Change	
Life insurance business	Ordinary revenues	193.9	190.9	-3.0	-2%
	Ordinary profit	12.2	12.3	+0.1	+1%
Non-life insurance business	Ordinary revenues	14.1	15.7	+1.5	+11%
	Ordinary profit	0.6	0.4	-0.1	-24%
Banking business	Ordinary revenues	5.3	8.6	+3.2	+61%
	Ordinary profit	0.5	1.0	+0.5	+106%
Corporate and eliminations	Ordinary revenues	(0.3)	(0.2)	+0.1	-
	Ordinary profit	0.0	0.0	+0.0	+146%
SFH Group, consolidated	Ordinary revenues	213.2	215.0	+1.8	+1%
	Ordinary profit	13.4	13.9	+0.5	+4%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

- In the life insurance business, ordinary revenues fell, as gains on separate accounts (net) decreased, despite income from insurance premiums increased associated with a higher policy amount in force. Ordinary profit was almost flat as increases in income from insurance premiums and in interest and dividend income offset the decrease in gains on sale of securities.
- In the non-life insurance business, ordinary revenues increased due to favorable performance in its mainstay automobile insurance, which raised net premiums written. Ordinary profit declined owing primarily to an increase in operating expenses.
- In the banking business, both ordinary revenues and ordinary profits increased mainly due to higher net interest income, in line with the bank's business expansion.
- Consolidated ordinary revenues was almost flat (up 1%) compared with the same period of the previous fiscal year, to ¥215.0 billion. Consolidated ordinary profit increased 4% to ¥13.9 billion. Net income grew 7% to ¥7.8 billion.

Highlights of Operating Performance: Sony Life (Non-Consolidated)

Sony Financial Holdings



Ordinary revenues
Ordinary profit
193.9
-2%
190.8
+1%
12.2
12.3
(Billions of yen)
FY07.1Q
FY08.1Q

(Billions of yen)	FY2007 1Q	FY2008 1Q	Change	
Ordinary revenues	193.9	190.8	-3.0	-2%
Income from insurance premiums	158.1	162.5	+4.4	+3%
Investment income	34.3	27.5	-6.8	-20%
Ordinary expenses	181.6	178.5	-3.1	-2%
Insurance claims and other payments	62.4	60.9	-1.4	-2%
Provision for policy reserve and others	89.9	89.4	-0.4	-1%
Investment expenses	4.6	2.6	-1.9	-42%
Operating expenses	22.3	22.7	+0.3	+2%
Ordinary profit	12.2	12.3	+0.0	+1%
Net income	6.4	7.0	+0.6	+9%

Sony Life

- ◆Ordinary revenues fell but ordinary profit rose compared to FY07.1Q
- ◆New policy amount rose 3% compared with FY07 1Q
- ◆Income from insurance premiums increased, in line with steady growth in policy amount in force
- ◆As for investment income, interest and dividend income increased in general account assets
- ◆Core profit amounted to ¥9.3 billion
- ◆The lapse and surrender rate rose 0.03 percentage point year on year, to 1.59%

(Billions of yen)	07.6.30	08.3.31	08.6.30	Change from 08.3.31	
Securities	2,425.5	2,388.9	2,428.3	+39.3	+2%
Policy reserve	3,178.8	3,375.0	3,462.6	+87.5	+3%
Total net assets	216.1	182.6	168.7	-13.8	- 8%
Total assets	3,522.5	3,659.7	3,724.5	+64.7	+2%
Of which, Separate account assets	348.9	321.7	336.8	+15.1	+5%

Note: Each figure for new policy amount, policy amount in force and lapse and surrender rate is calculated as the total of individual life insurance and individual annuities.
The lapse and surrender rate is calculated without offsetting policies that are reinstated.

The figures above are on a non-consolidated basis.
Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Life (Non-Consolidated)

Sony Financial Holdings

(Billions of yen)

	FY2007 1Q	FY2008 1Q	Percentage change
New policy amount*1	972.4	1,004.2	+3%
Annualized premiums from new policies*1	15.8	16.2	+2%
Of which, third-sector products	3.4	3.5	+1%
Investment profit	29.7	24.8	-16%
Core profit	7.0	9.3	+33%
Negative spread	8.1	6.1	-25%
Lapse and surrender rate*1,*2	1.56%	1.59%	+0.03pt

(Billions of yen)

	07.6.30	08.3.31	08.6.30	Change from 07.6.30	
Policy amount in force*1	30,592.2	31,497.3	31,833.2	+1,239.9	+4%
Annualized premiums from insurance in force*1	510.9	530.0	536.0	+25.1	+5%
Of which, third-sector products	119.3	122.8	123.6	+4.2	+4%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Notes:
*1 Each figure of new policy amount, annualized premiums from new policies, policy amount in force, annualized premiums from insurance in force and lapse and surrender rate is calculated as the total of individual life insurance and individual annuities.
*2 The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Sony Life Operating Performance (1)

Sony Financial Holdings

(Billions of yen)

Policy Amount in Force
(Individual Life Insurance + Individual Annuities)



Policy amount in force
Number of policies in force
(Trillions of yen)
(Millions of policies)
40
30
20
10
0
5
4
3
2
1
0
+7.1%
+1.9%
4.21
4.43
4.52
30.5
31.4
31.8
+4.1%
+1.1%
07.6.30
08.3.31
08.6.30

Line item amounts are truncated below ¥100 billion; numbers of policies are truncated below 10,000 policies; percentage change figures are rounded.

Annualized Premiums from Insurance in Force
(Individual Life Insurance + Individual Annuities)



(Billions of yen)
Annualized premiums from insurance in force
Of which, third-sector products
600
500
400
300
200
100
0
510.9
+4.9%
530.0
536.0
+1.1%
+3.5%
+0.6%
119.3
122.8
123.6
07.6.30
08.3.31
08.6.30

Line item amounts are truncated below ¥100 million.

Sony Life Operating Performance (2)

Sony Financial Holdings

New Policy Amount
(Individual Life Insurance + Individual Annuities)



(Billions of yen)
(Thousands of policies)
New policy amount
Number of new policies
1200
1000
800
600
400
200
0
150
100
50
0
142
131
972.4
+8.3%
1,004.2
+3.3%
FY07.1Q
FY08.1Q

Line item amounts are truncated below ¥100 million; numbers of policies are truncated below 1,000 policies; percentage change figures are rounded.

Annualized Premiums from New Policies
(Individual Life Insurance + Individual Annuities)



(Billions of yen)
Annualized premiums from new policies
of which, third-sector products
20
15
10
5
0
15.8
+2.0%
16.2
3.4
+0.9%
3.5
FY07.1Q
FY08.1Q

Line item amounts are truncated below ¥100 million.

Sony Life Operating Performance (3)

Sony Financial Holdings

Income from Insurance Premiums


(Billions of yen)
200
150
100
50
0
158.1
+2.8%
162.5
FY07.1Q
FY08.1Q

Ordinary Profit (Non-Consolidated)


(Billions of yen)
40
30
20
10
0
12.2
+0.7%
12.3
FY07.1Q
FY08.1Q

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Life Operating Performance (4)

Sony Financial Holdings

Core Profit


(Billions of yen)
30
20
10
0
7.0
+32.8%
9.3
FY07.1Q
FY08.1Q

Negative Spread


(Billions of yen)
40
30
20
10
0
37.3
26.7
(for the 1st quarter)
8.1
-24.7%
6.1
FY06
FY07
FY07.1Q
FY08.1Q

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Financial Holdings

Lapse and Surrender Rate*
(Individual Life Insurance + Individual Annuities)



(%)
Lapse and Surrender Rate (full-year)
Lapse and Surrender Rate (1Q)
10
8
6
4
2
0
6.32
5.84
5.79
6.12
1.56
1.59
FY04
FY05
FY06
FY07
FY08

Solvency Margin Ratio



(%)
2,000
1,500
1,000
500
0
1,852.0
1,747.9
1,685.6
07.3.31
08.3.31
08.6.30

* The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Sony Financial Holdings

Breakdown of General Account Assets



Japanese government and corporate bonds
Japanese stocks
Foreign government and corporate bonds
Foreign stocks
Monetary trusts
Policyholder loans
Real estate
Cash and call loans
Other
8.0%
5.2%
5.3%
2.7%
2.3%
2.5%
2.9%
2.4%
2.5%
07.6.30
08.3.31
08.6.30
Total
(billions of yen)
¥3,173.6
¥3,337.9
¥3,387.6

Notes:

Japanese stocks and convertible bonds (CBs) in general account assets as of June 30, 2008 are as follow;
*Figures in brackets, ( ), are as of June 30, 2007

Japanese stocks: ¥217.1 billion (¥310.1 billion)
Of which, Japanese stocks in monetary trusts: ¥35.9 billion (¥54.9 billion)
Accounting for **6.4%** (9.8%) of the total general account assets

CBs: ¥431.9 billion (¥418.7 billion)
Of which, CBs in monetary trusts: ¥141.6 billion (¥125.0 billion)
Accounting for **12.8%** (13.2%) of the total general account assets

Sony Life Operating Performance (7)

Sony Financial Holdings

Unrealized gains/losses on securities in general account assets

(Billions of yen)

	07.6.30	08.3.31	**08.6.30**	Change from 08.3.31
Japanese government and corporate bonds	39.4	83.4	**28.9**	-54.5
Japanese stocks	141.7	50.8	**63.2**	+12.3
Foreign securities	7.7	(9.5)	**(5.8)**	+3.6
Other securities	7.5	3.0	**3.8**	+0.8
Total	196.5	127.8	**90.1**	-37.6

Line item amounts are truncated below ¥100 million.

Sony Life Operating Performance (8)

Sony Financial Holdings

Adjusted net worth for calculating Embedded Value

(Billions of yen)


400
300
200
100
0
277.4
194.8
+19.2
214.0
07.6.30
08.3.31
08.6.30

Line item amounts are truncated below ¥100 million.

(Adjusted net worth for EV is calculated as follows)

Adjusted net worth＝
(a) Total net assets in the balance sheets (excluding net unrealized gains on bonds except for convertible and certain other bonds)
＋(b) Reserve for price fluctuations
＋(c) Contingency reserve
＋(d) Reserve for possible loan losses
＋(e) Net unrealized gains on land
－(f) Unfunded employees' retirement benefits liability
－(g) Deferred tax assets for (b), (c), (d), (e), and (f).

Embedded value (EV) is calculated as the sum of the above-mentioned "adjusted net worth" and "value of in-force business," the present value of future profits on in-force business. EV is regarded as one of indices used for assessing the corporate value of a life insurance company.

Sony Life Operating Performance (7)

Number of Sales Employees (incl. Lifeplanner sales employees)



(persons)
Number of sales employees
of which, Lifeplanner sales employees
5000
4000
3000
2000
1000
0
4,232
3,759
4,248
3,779
+21
+14
4,269
3,793
07.6.30
08.3.31
08.6.30

Number of Independent Agents



(agents)
3000
2000
1000
0
2,129
2,151
- 60
2,091
07.6.30
08.3.31
08.630

Highlights of Operating Performance: Sony Assurance



Ordinary revenues
Ordinary profit
14.1
+11%
15.7
0.6
-23%
0.4
(Billions of yen)
FY07.1Q
FY08.1Q

(Billions of yen)	FY2007 1Q	FY2008 1Q	Change	
Ordinary revenues	14.1	**15.7**	+1.5	+11%
Underwriting income	14.0	**15.5**	+1.5	+11%
Investment income	0.1	**0.1**	+0.0	+13%
Ordinary expenses	13.5	**15.2**	+1.6	+13%
Underwriting expenses	10.2	**11.4**	+1.2	+12%
Investment expenses	-	-	-	-
Operating, general and administrative expenses	3.2	**3.7**	+0.5	+5%
Ordinary profit	0.6	**0.4**	-0.1	-23%
Underwriting profit	0.4	**0.3**	-0.1	-35%
Net income	0.4	**0.2**	-0.1	-34%

Sony Assurance

- ◆Ordinary revenues increased but ordinary profit dropped compared with FY07.1Q
- ◆Ordinary revenues grew 11% year on year. Net premiums written amounted to ¥15.5 billion, owing to an increase in the number of policies in force for mainstay automobile insurance
- ◆Ordinary profit declined due to increased operating expenses
- ◆Combined ratio rose 2.4 percentage points, to 75.9% due to a year-on-year rise in both of net expense ratio and net loss ratio.

(Billions of yen)	07.6.30	08.3.31	08.6.30
Underwriting reserves	38.5	42.7	**45.5**
Total net assets	13.7	15.3	**15.6**
Total assets	69.6	78.6	**81.4**

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Assurance

Sony Financial Holdings

(Billions of yen)

	FY2007 1Q	FY2008 1Q	Change
Direct premiums written	13.9	**15.4**	+11%
Net premiums written	13.9	**15.5**	+11%
Net losses paid	6.0	**6.8**	+13%
Net loss ratio	48.6%	**49.8%**	1.2 pt up
Net expense ratio	24.9%	**26.1%**	1.2 pt up
Combined ratio	73.5%	**75.9%**	2.4 pt up
Underwriting profits	0.4	**0.3**	-35%

Net expense ratio is equal to the ratio of total underwriting costs to net premiums written

Net loss ratio is equal to the ratio of net losses paid an loss adjustment expenses to net premiums written.

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

	07.6.30	08.3.31	08.6.30	Change from 07.6.30	
Number of policies in force	0.96 million	1.02 million	**1.06 million**	+0.10 million	+ 10%

The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. These numbers are truncated below 10,000 policies.

Sony Assurance's Performance of Underwriting by type of policy

Sony Financial Holdings

Direct premiums written

(millions of yen)	FY07 1Q	FY08 1Q	Change
Fire	56	**68**	+22%
Marine	-	-	-
Personal accident	1,546	**1,630**	+5%
Voluntary automobile	12,355	**13,742**	+11%
Compulsory automobile liability	-	-	-
Total	13,958	**15,441**	+11%

Net premiums written

(millions of yen)	FY07 1Q	FY08 1Q	Change
Fire	3	**3**	+3%
Marine	10	**9**	- 8%
Personal accident	1,563	**1,720**	+10%
Voluntary automobile	12,303	**13,690**	+11%
Compulsory automobile liability	113	**105**	- 7%
Total	13,994	**15,529**	+11%

Net losses paid

(millions of yen)	FY07 1Q	FY08 1Q	Change
Fire	0	**0**	- 63%
Marine	5	**3**	- 27%
Personal accident	275	**303**	+10%
Voluntary automobile	5,681	**6,436**	+13%
Compulsory automobile liability	104	**116**	+11%
Total	6,067	**6,859**	+13%

Sony Assurance Operating Performance (1)

Sony Financial Holdings

Net Premiums Written and Number of Policies in Force



(Billions of yen)
(Millions of policies)
Others
personal accident insurance
Voluntary automobile insurance
Number of policies in force
20
10
0
1
0.5
0
0.96
+10.4%
1.06
15.5
13.9
+11.0%
1.7
0.1
0.1
1.5
12.3
13.6
FY07.1Q
FY08.1Q

The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. Most personal accident insurance is medical and cancer insurance.
Line item amounts are truncated below ¥100 million for net premiums written and truncated below 10,000 for the number of policies in force.

Ordinary Profit



(Billions of yen)
1
0.5
0
0.6
-23.5%
0.4
FY07.1Q
FY08.1Q

Line item amounts are truncated below ¥100 million.

Sony Assurance Operating Performance (2)

Sony Financial Holdings

Combined ratio (Net expense ratio + Net loss ratio)



(%)
Net expense ratio
Net loss ratio
100
80
60
40
20
0
(for the 1st quarter)
79.9
80.3
73.5
75.9
53.6
53.5
48.6
49.8
26.3
26.7
24.9
26.1
FY06
FY07
FY07.1Q
FY08.1Q

Net expense ratio is equal to the ratio of total underwriting costs to net premiums written

Net loss ratio is equal to the ratio of net losses paid and loss adjustment expenses to net premiums written.

Net expense ratio + Earned/Incurred loss ratio



(%)
Net expense ratio
Earned/Incurred loss ratio
100
80
60
40
20
0
89.9
89.0
87.7
89.0
63.6
62.3
62.8
62.9
26.3
26.7
24.9
26.1
FY06
FY07
FY07.1Q
FY08.1Q

Earned/Incurred loss ratio is equal to the ratio of the sum of net losses paid, loss adjustment expenses and accumulation in provision for reserve for outstanding losses to earned premium.

*Note that earthquake insurance and compulsory automobile liability insurance are excluded from the above calculation.

Highlights of Operating Performance: Sony Bank (Non-Consolidated)

Sony Financial Holdings



Ordinary revenues
Ordinary profit
8.6
+61%
5.3
1.2
+151%
.5
FY07.1Q
FY08.1Q
(Billions of yen)

(Billions of yen)	FY2007 1Q	FY2008 1Q	Change	
Ordinary revenues	5.3	8.6	+3.2	+61%
Gross operating profit	2.4	3.6	+1.1	+45%
Net interest income	1.3	1.0	-0.2	-17%
Net fees and commissions	0.06	0.006	-0.06	-90%
Net other operating income	1.0	2.5	+1.4	+129%
General and administrative expenses	1.9	2.3	+0.3	+18%
Ordinary profit	0.5	1.2	+0.7	+151%
Net income	0.5	0.7	+0.2	+48%
Net operating profit	0.5	1.2	+0.7	+148%

Sony Bank

- ◆Both of ordinary revenues and ordinary profit increased, compared with FY07.1Q
- ◆Net interest income and net other operating income increased, associated with business expansion.
- ◆Gross operating profit totaled ¥3.6 billion; the sum of net interest income of ¥1.0 billion, net fees and commissions of ¥6.0 million and net other operating income of ¥2.5 billion.
- ◆Net income amounted to ¥0.7 billion, up 0.2 billion year on year.
- ◆Customer assets were up ¥99.3 billion from March 31, 2008, to ¥1,346.7 billion

(Billions of yen)	07.6.30	08.3.31	08.6.30
Securities	360.9	488.7	613.8
Loans	303.1	347.0	372.6
Deposits	796.5	1,144.3	1,241.2
Customer assets	901.9	1,247.3	1,346.7
Total net assets	37.2	35.7	41.3
Total assets	871.2	1,211.0	1,312.4
Capital adequacy ratio (domestic criteria)	11.21%	9.15%	10.20%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Bank (Non-Consolidated)

Sony Financial Holdings

(Billions of yen, thousands of accounts)

	07.6.30	08.3.31	08.6.30	Change from 08.3.31 Amount or number	Change from 08.3.31 %
Customer assets	901.9	1,247.3	1,346.7	+99.3	+8%
Deposits	796.5	1,144.3	1,241.2	+96.8	+8%
Yen deposits	674.4	892.6	988.6	+96.0	+11%
Foreign currency deposits	122.1	251.7	252.5	+0.8	+0%
Investment trusts	105.3	102.9	105.4	+2.5	+2%
Loan	303.1	347.0	372.6	+25.5	+7%
Mortgage loans	296.0	338.8	364.4	+25.5	+8%
Other loans	7.0	8.1	8.1	-0.0	- 0%
Number of accounts	507	610	640	+30	+5%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Bank Operating Performance (1)

Sony Financial Holdings

Customer Assets (Deposits + Investment Trusts) and Number of Accounts



Yen deposits
Foreign currency deposits
Investment trusts
Number of accounts (thousand)
(Billions of yen)
1,400
1,200
1,000
800
600
400
200
0
507
610
640
901.9
1,247.3
1,346.7
Investment trusts: ¥105.4 billion
Foreign-currency deposits: ¥252.5 billion
Yen deposits: ¥988.6 billion
6/30/07
3/31/08
6/30/08

Loans



Mortgage loans
Others
(Billions of yen)
400
300
200
100
0
303.1
347.0
372.6
Others: ¥8.1 billion
Mortgage loans: ¥364.4 billion
6/30/07
3/31/08
6/30/08

Amounts are truncated below ¥100 million.

Sony Bank Operating Performance (2)

Sony Financial Holdings

Gross Operating Profit, General and Administrative Expenses, Ordinary Profit



(Billions of yen)
5
4
3
2
1
0
Gross operating profit
General and administrative expenses
Ordinary profit
2.4
3.6
1.9
2.3
0.5
1.2
FY07.1Q
FY08.1Q

Amounts are truncated below ¥100 million.

Non-consolidated Capital Adequacy Ratio (Domestic Criteria)



(%)
20
15
10
5
0
11.21
9.15
10.20
6/30/07
3/31/08
6/30/08

Notes: Capital adequacy ratios as of June 30, 2007, March 31, 2008, and June 30, 2008 were calculated based on the standard stipulated in the Financial Services Agency Public Announcement No. 19 of 2006.

Consolidated Operating Performance Forecast for FY2008

Sony Financial Holdings

(Billions of yen; line item amounts are truncated below ¥100 million; changes are rounded)

	FY2004	FY2005	FY2006	FY2007	FY2008 (Interim forecast)	FY2008 (Full-year forecast)	% change
Consolidated ordinary revenues	653.2	758.7	759.2	822.1	430.0	884.0	+ 7.5%
Of which, life insurance business	604.0	696.4	689.5	741.3	386.0	793.0	+ 7.0%
Of which, non-life insurance business	38.1	45.7	51.0	55.6	30.0	59.8	+ 7.5%
Of which, banking business	11.3	17.2	19.4	25.9	14.4→ 15.8	30.7→33.0	+ 27.4%
Consolidated ordinary profit	12.2	25.3	18.3	44.5	18.0	37.0	-16.9%
Of which, life insurance business	17.0	24.3	14.8	39.0	17.0	34.0	-13.0%
Of which, non-life insurance business	(2.8)	(0.7)	2.0	2.8	0.6	1.3	-53.9%
Of which, banking business	(1.6)	2.2	1.3	2.4	0.5→1.3	1.3→2.0	-16.7%
Consolidated net income	6.3	11.5	10.0	24.2	10.0	21.0	-13.4%

Additional Information

We expect ordinary revenues to continue increasing, owing to the robust expansion of each business. However, ordinary profit is expected to decrease, for the reasons described below.

■ **Life insurance business**

The yield on general account investments is expected to fall, compared with FY2008.

■ **Non-life insurance business**

The operating expense ratio is expected to rise slightly, owing to higher system-related expenses.

■ **Banking business**

Expenses are expected to increase: system-related and other expenses are expected to increase, Sony Bank Securities is expected to operate in the red initially, and goodwill will be amortized, among other factors.

Consolidated Ordinary Revenues



(Billions of yen)
■ Banking business
□ Non-life insurance business
□ Life insurance business
884.0
653.2
758.7
759.2
822.1
(Forecast)
800
600
400
200
0

Consolidated Ordinary Profit



(Billions of yen)
■ Banking business
□ Non-life insurance business
□ Life insurance business
37.0
44.5
25.3
18.3
12.2
(Forecast)

Other topics

Sony Financial Holdings

Sony Life received permission to conduct banking agency business on behalf of Sony Bank

- **Started January 16, 2008**
- **Products and services handled by Sony Life**

Sony Life ⟷ Sony Bank

1. **Lifeplanner sales employees may explain the details of Sony Bank's mortgage loans and deliver applications.**

   →As a result, Sony Bank's mortgage loans handled by Lifeplanner sales employees expanded steadily and accounted for approximately 30% of new mortgage loans in FY08.1Q.

2. **At Life Planning SQUARE, the showroom Sony Life operates in the Sony Building in Ginza, Tokyo, Sony Life may handle Sony Bank's mortgage loans, as well as set up new customer accounts at Sony Bank.**

Major press releases announced during and after FY08.1Q

April 21, 2008	Sony Bank started "Carbon Offsetting Investment Trust" offering scheme
April 23, 2008	SFH raised capital of Sony Bank
April 28, 2008	Sony Assurance started selling automobile insurance via bank's website
May 12, 2008	Sony Bank started foreign exchange margin transactions
May 23, 2008	SFH raised capital of Sony Life
July 1, 2008	Sony Assurance opened its Sapporo Claims Service Center for receiving accident reports
July 30, 2008	Sony Bank started distribution of its foreign exchange rates through the AppliCast Function on BRAVIA LCD televisions
August 1, 2008	Seven Bank started a banking agency business on behalf of Sony Bank
August 4, 2008	Sony Bank revised sales commission structure for investment trusts and introduced sales commission reduction program for funded plans

Sony Financial Holdings

Contact:

SFH Corporate Communications & Investor Relations Department
Sony Financial Holdings Inc.
TEL: +81-3-5785-1074

Sony Financial Holdings

Presentation Materials

FY2007 Consolidated Financial Results

Sony Financial Holdings Inc.
May 16, 2008

Sony Financial Holdings

Disclaimers:
These presentation materials contain statements concerning the current plans, expectations, strategies and beliefs of the Sony Financial Holdings Group (the "SFH Group"). Any statements contained herein that pertain to future operating performance and that are not historic facts are forward-looking statements. Forward-looking statements may include—but are not limited to—words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, business performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group, based on information that is currently available to it. As such, these forward-looking statements are subject to various risks and uncertainties, and actual business results may vary substantially from the forecasts expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings. The information contained in this presentation does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

Highlights of Group Consolidated Operating Performance for FY2007

Sony Financial Holdings



Ordinary revenues
Ordinary profit
759.2
+8%
822.1
4.5
+143%
8.3
(Billions of yen)
FY2006
FY2007

(Billions of yen)		FY2006	FY2007	Change	
Life insurance business	Ordinary revenues	689.8	**741.3**	+51.4	+8%
	Ordinary profit	14.8	**39.0**	+24.1	+163%
Non-life insurance business	Ordinary revenues	51.0	**55.6**	+4.6	+9%
	Ordinary profit	2.0	**2.8**	+0.7	+38%
Banking business	Ordinary revenues	19.4	**25.9**	+6.5	+33%
	Ordinary profit	1.3	**2.4**	+1.0	+77%
Corporate and eliminations	Ordinary revenues	(1.0)	**(0.8)**	+0.2	(25)%
	Ordinary profit	0.0	**0.2**	+0.1	+203%
SFH Group, consolidated	Ordinary revenues	759.2	**822.1**	+62.8	+8%
	Ordinary profit	18.3	**44.5**	+26.1	+143%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Highlights of Group Consolidated Operating Performance for FY2007

Sony Financial Holdings

- In the life insurance business, both the policy amount in force and new insurance sales (individual life insurance + individual annuities) remained firm, and general account investment income increased. As a result, ordinary revenues and ordinary profit both increased.
- In the non-life insurance business, a steady rise in the number of policies, chiefly for automobile insurance, boosted net premiums written. The net loss and expense ratios both improved, pushing up both ordinary revenues and ordinary profit.
- In the banking business, owing to the steady expansion of operations, interest income increased in line with expanded operations, and ordinary revenues and ordinary profit both increased.
- Consolidated ordinary revenues grew 8% compared with the prior fiscal year, to ¥822.1 billion. Despite a ¥9.8 billion valuation loss on securities (amount of impairment loss), ordinary profit increased ¥26.2 billion, or 143%, to ¥44.5 billion. Net income grew ¥14.2 billion, or 142%, to ¥24.2 billion.
- Owing to a downturn in the domestic stock markets, net unrealized gains on other securities, net of taxes, were ¥74.9 billion on March 31, 2008, down ¥50.1 billion from March 31, 2007. Consolidated net assets consequently amounted to ¥261.6 billion, down ¥8.5 billion from March 31, 2007. As of March 31, 2008, consolidated total assets amounted to ¥4,977.4 billion, up ¥653.6 billion from March 31, 2007.

Highlights of Operating Performance: Sony Life (Non-Consolidated)

Sony Financial Holdings


Ordinary revenues
Ordinary profit
+7%
689.5
741.2
+164%
(Billions of yen)
FY2006
FY2007

Sony Life

- ◆Revenues and profit up compared with FY2006
- ◆New insurance sales up 10.9% compared with FY2006
- ◆Income from insurance premiums increased, in line with robust growth in policy amount in force
- ◆General account investment income rose
- ◆Investment expenses increased, owing to investment losses on assets held in separate accounts, valuation loss on securities and expenses on financial derivatives
- ◆Net assets fell ¥33.8 billion in FY2007, to ¥182.6 billion, owing to a ¥45.9 billion decline in net unrealized gains on other securities
- ◆The lapse and surrender rate increased 0.33 percentage point compared with FY2006, to 6.12%

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	689.5	741.2	+51.6	+7%
Income from insurance premiums	605.5	648.4	+42.8	+7%
Investment income	78.7	87.4	+8.7	+11%
Of which, interest and dividend income	34 2	47.9	+13.6	+40%
Of which, income from money trusts	12.1	14.7	+2.6	+21%
Of which, gain on sales of securities owned	11.8	24.0	+12.1	+102%
Of which, investment income on assets held in separate accounts	14.9	–	(14.9)	–
Ordinary expenses	674.6	701.9	+27.2	+4%
Insurance claims and other payments	219.3	241.1	+21.7	+10%
Provision for policy reserve and others	349.6	286.2	(63.4)	(18)%
Investment expenses	8.1	69.8	+61.7	+754%
Of which, separate account asset investment expenses	–	48.3	+48.3	–
Operating expenses	87.3	94.3	+7.0	+8%
Ordinary profit	14.8	39.2	+24.3	+164%
Net income	7.4	18.5	+11.0	+147%
Core profit	24.3	23.5	(0.7)	(3)%
Securities	2,217.9	2,388.9	+171.0	+8%
Policy reserve	3,088.8	3,375.0	+286.2	+9%
Total net assets	216.5	182.6	(33.8)	(16)%
Total assets	3,445.9	3,659.7	+213.8	+6%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Note: Each figure of policy amount in force, lapse and surrender rate, new insurance sales from new policies is calculated as the total of individual life insurance and individual annuities. The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Overview of Performance: Sony Life (Non-Consolidated)

Sony Financial Holdings

(Billions of yen)

	FY2006	FY2007	Percentage change
Policy amount in force[*1]	30,244.4	31,497.3	+ 4.1%
Annualized premiums from insurance in force[*1]	504.6	530.0	+ 5.0%
Of which, third-sector products	117.4	122.8	+ 4.6%
Lapse and surrender rate[*1,*2]	5.79%	6.12%	+ 0.33pt
New insurance sales[*1]	3,429.4	3,802.5	+ 10.9%
Annualized premiums from new insurance sales[*1]	65.5	63.4	(3.2)%
Of which, third-sector products	14.4	13.3	(7.7)%
Income from insurance premiums	605.5	648.4	+ 7.1%
Investment profit	70.5	17.5	(75.1)%
Core profit	24.3	23.5	(3.3)%
Negative spread	37.3	26.7	(28.4)%
Average assumed interest rate	2.77%	2.68%	(0.09)pt
Solvency margin ratio	1,852.0%	1,747.9%	(104.1)pt
Real net assets	645.5	612.0	(5.2)%
Embedded value (EV)	900.5	833.8	(7.4)%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Notes:

*1 Each figure of policy amount in force, annualized premiums from insurance in force, lapse and surrender rate, new insurance sales and annualized premiums from new policies is calculated as the total of individual life insurance and individual annuities.

*2 The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Sony Life Operating Performance (1)

Sony Financial Holdings

Insurance in Force
(Individual Life Insurance + Individual Annuities)



(Trillions of yen)
(Millions of policies)
Policy amount in force
Number of policies in force
3.55
3.84
4.14
4.43
+7.1%
27.8
29.0
30.2
31.4
+4.1%
03/31/05
03/31/06
03/31/07
03/31/08

New Insurance Sales
(Individual Life Insurance + Individual Annuities)



(Trillions of yen)
(Thousands of policies)
Number of new policies
New policy amount
534
512
517
524
+1.4%
3.72
3.39
3.42
3.80
+10.9%
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 billion or ¥10 billion; numbers of policies are truncated below 10,000 or 1,000 policies; percentage change figures are rounded.

Sony Life Operating Performance (2)

Sony Financial Holdings

Annualized Premiums from Insurance in Force
(Individual Life Insurance + Individual Annuities)



(Billions of yen)
Annualized premiums from insurance in force
Of which, third-sector products
450.8
474.2
504.6
530.0
+5.0%
102.8
109.4
117.4
122.8
+4.6%
03/31/05
03/31/06
03/31/07
03/31/08

Annualized Premiums from New Insurance Sales
(Individual Life Insurance + Individual Annuities)



(Billions of yen)
Annualized premiums from new insurance sales
Of which, third-sector products
63.8
61.7
65.5
63.4
(3.2%)
16.1
14.5
14.4
13.3
(7.7%)
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million; percentage change figures are rounded..

Sony Life Operating Performance (3)

Sony Financial Holdings



Income from Insurance Premiums
(Billions of yen)
700
600
500
400
300
200
100
0
551.6
580.5
605.5
+7.1%
648.4
FY2004
FY2005
FY2006
FY2007



Ordinary Profit (Non-Consolidated)
(Billions of yen)
40
30
20
10
0
17.0
24.3
14.8
+163.8%
39.2
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Life Operating Performance (4)

Sony Financial Holdings



Core Profit
(Billions of yen)
40
30
20
10
0
24.3
28.5
24.3
(3.3%)
23.5
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million.



Embedded Value (EV)
(Billions of yen)
Value of in-force business
Adjusted net worth
Of which, value of new business in the fiscal year
1,000
800
600
400
200
0
492.0
539.3
776.1
900.5
833.8
38.9
38.1
34.2
36.7
28.9
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

The assumptions upon which EV is calculated at the end of FY2003, FY2004, FY2005, FY2006 and FY2007 differ. For details regarding calculation methods, please refer to the press releases for each of these years.

Sony Life Operating Performance (5)

Sony Financial Holdings

Negative Spread



(Billions of yen)
40
30
20
10
0
34.5
33.1
37.3
26.7
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million.

Investment Yield for Core Profit and Investment Yield (General Account) versus Average Assumed Interest Rate



Average assumed interest rate
Investment yield (general account)
Investment yield for core profit
4.00%
3.00%
2.00%
1.00%
0.00%
3.08%
2.92%
2.77%
2.68%
2.22%
2.02%
2.17%
1.70%
1.38%
1.45%
1.31%
1.73%
FY2004
FY2005
FY2006
FY2007

Sony Life Operating Performance (6)

Sony Financial Holdings

Lapse and Surrender Rate*
(Individual Life Insurance + Individual Annuities)



(%)
10
8
6
4
2
0
6.32
5.84
5.79
6.12
FY2004
FY2005
FY2006
FY2007

Solvency Margin Ratio



(%)
2,000
1,500
1,000
500
0
1,317.1
1,547.0
1,852.0
1,747.9
03/31/05
03/31/06
03/31/07
03/31/08

* The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Sony Life Operating Performance (7)

Sony Financial Holdings

Breakdown of General Account Assets (March 31, 2008 vs. March 31, 2007)



7.8%
2.8%
2.6%
03/31/07
5.2%
2.5%
2.9%
03/31/08

- Japanese government and corporate bonds (incl. CBs)
- Japanese stocks
- Foreign government and corporate bonds
- Foreign stocks
- Monetary trusts
- Policyholder loans (incl. commercial loans)
- Real estate
- Cash and call loans
- Other securities

Notes:

Japanese stocks and CBs contained in general account assets as of March 31, 2008 are as follows.

Note: Figures in brackets, [ ], are as of March 31, 2007.

Japanese stocks: ¥206.2 billion [¥298.7 billion]

Of which, Japanese stocks in monetary trusts: ¥33.3 billion [¥54.3 billion]

Accounting for 6.2% [9.6%] of general account assets

Convertible bonds: ¥427.0 billion [¥432.0 billion]

Of which, CBs in monetary trusts: ¥139.4 billion [¥128.7 billion]

Accounting for 12.8% [13.8%] of general account assets

Sony Life Operating Performance (8)

Sony Financial Holdings

Valuation Gains or Losses on General Account Assets (March 31, 2008 vs. March 31, 2007)

(Billions of yen)

	03/31/07	03/31/08	Change
Japanese government and corporate bonds	57.1	83.4	26.3
Japanese stocks	130.0	50.8	(79.1)
Foreign securities	4.2	(95)	(13.7)
Other securities	6.8	3.0	(3.8)
Total	198.2	127.8	(70.4)

Line item amounts are truncated below ¥100 million.

Additional Information Concerning Major Fluctuations

- Lower interest rates caused an increase in valuation gains on Japanese government and corporate bonds. However, a downturn in the Japanese stock markets resulted in declines in the market value of Japanese stocks held, resulting in a substantial decline in valuation gains.
- The company holds no securitized products backed by U.S. subprime loans.

Sony Life Operating Performance (9)

Sony Financial Holdings

Number of Lifeplanners and Other Salespeople



(People)
6,000
5,000
4,000
3,000
2,000
1,000
0
□Salespeople□Of whom, Lifeplanners
4,652
,170
4,293
,825
4,239
,776
4,248
,779
03/31/05
03/31/06
03/31/07
03/31/08

Independent Agents



(Agencies)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,176
2,264
2,186
2,151
03/31/05
03/31/06
03/31/07
03/31/08

Highlights of Operating Performance: Sony Assurance

Sony Financial Holdings



□Ordinary revenues
□Ordinary profit
51.0
55.6
+9%
+42%
2.0
2.8
(Billions of yen)
FY2006
FY2007

Sony Assurance

- ◆Revenues and profit up compared with FY2006
- ◆Net premiums written up 9%, to ¥55.0 billion, owing to increase in number of policies for mainstay automobile insurance
- ◆In addition to an increase in net premiums written up, the loss ratio was stable, resulting in ordinary profit of ¥2.8 billion
- ◆Combined ratio improved 0.4 percentage point, to 80.3%

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	51.0	**55.6**	+4.6	+9%
Underwriting income	50.4	**55.0**	+4.5	+9%
Investment income	0.4	**0.5**	+0.1	+22%
Ordinary expenses	48.9	**52.8**	+3.8	+8%
Underwriting expenses	36.4	**38.9**	+2.5	+7%
Investment expenses	0.0	**0.0**	+0.0	+82%
Operating, general and administrative expenses	12.4	**13.8**	+1.3	+11%
Ordinary profit	2.0	**2.8**	+0.7	+38%
Net income	1.5	**2.1**	+0.5	+37%
Securities	51.1	**56.2**	5.0	+10%
Policy reserves	36.1	**42.7**	6.6	+18%
Total net assets	13.3	**15.3**	+2.0	+15%
Total assets	67.4	**78.6**	+11.1	+17%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Assurance

Sony Financial Holdings

(Billions of yen)

	FY2006	FY2007	Change
Direct premiums written	50.1	54.6	+9%
Net premiums written	50.4	55.0	+9%
Net losses paid	24.1	26.2	+9%
Underwriting profits	1.6	2.2	+41%
Net loss ratio	53.6%	53.5%	0.1 pt improvement
Net expense ratio	26.3%	26.7%	0.4 pt improvement
Combined ratio	79.9%	80.3%	0.4 pt up
Solvency margin ratio	1,009.7%	1,073.9%	64.2 pt up
Number of policies in force	0.93 million	1.02 million	+ 10%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Net expense ratio = Operating expenses related to underwriting ÷ net premiums written
Net loss ratio = (Net losses paid + expenses incurred in surveying damages) ÷ net premiums written
The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. These numbers are rounded below 10,000.

Sony Assurance Operating Performance (1)

Sony Financial Holdings

Net Premiums Written and Number of Policies in Force


(Billions of yen)
(Thousands of policies)
Other
Personal accident insurance
Automobile insurance
Number of policies in force
60
50
40
30
20
10
0
1,500
1,000
500
0
37.8
45.2
50.4
55.0
670
826
930
1,02
FY2004
FY2005
FY2006
FY2007

The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. Most personal accident insurance is medical and cancer insurance.
Line item amounts are truncated below ¥100 million for net premiums written and rounded below 10,000 for the number of policies in force.

Combined Ratio


(%)
Net loss ratio
Net expense ratio
100
80
60
40
20
0
86.5
82.5
79.9
80.3
51.9
52.3
53.6
53.5
34.6
30.3
26.3
26.7
FY2004
FY2005
FY2006
FY2007

Net expense ratio = Operating expenses related to underwriting ÷ net premiums written
Net loss ratio = (Net losses paid + expenses incurred in surveying damages) ÷ net premiums written

Sony Assurance Operating Performance (2)

Ordinary Profit (Loss)



(Billions of yen)
5
4
3
2
1
0
-1
-2
-3
-4
-5
(2.8)
(0.7)
2.0
2.8
FY2006
FY2007

Line item amounts are truncated below ¥100 million.

Solvency Margin Ratio



(%)
1,500
1,000
500
0
1,098.2
976.1
1,009.7
1,073.9
03/31/05
03/31/06
03/31/07
03/31/08

Highlights of Operating Performance: Sony Bank (Non-Consolidated)



Ordinary revenues
Ordinary profit
+33%
25.9
19.4
+103%
2.7
1.3
(Billions of yen)
FY2006
FY2007

Sony Bank

- ◆Revenues and profit were both up, compared with FY2006
- ◆Net interest income and net other operating income increased, owing mainly to higher interest on loans—stemming from a higher mortgage loan balance—and higher market investment income
- ◆ Net income amounted to ¥4.4 billion, owing to an increase in deferred income taxes
- ◆Gross operating profit totaled ¥10.9 billion; the sum of net interest income of ¥5.1 billion, net fees and commissions of ¥0.3 billion and net other operating income of ¥5.4 billion. General and administrative expenses were up slightly, to ¥8.1 billion.
- ◆Customer assets were up ¥398.4 billion, compared with March 31, 2007, to ¥1,247.3 billion

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	19.4	25.9	+6.5	+33%
Gross operating profit	9.0	10.9	+1.9	+21%
Net interest income	4.5	5.1	+0.5	+11%
Net fees and commissions	0.5	0.3	(0.1)	(28)%
Net other operating income	3.9	5.4	+1.5	+40%
General and administrative expenses	7.6	8.1	+0.4	+6%
Ordinary profit	1.3	2.7	+1.3	+103%
Net income	1.0	4.4	+3.4	+339%
Securities	381.2	488.7	+107.5	+28%
Loans	284.7	347.0	+62.3	+22%
Deposits	752.3	1,144.3	+392.0	+52%
Customer assets	848.8	1,247.3	+398.4	+47%
Total net assets	36.8	35.7	(1.1)	(3)%
Total assets	806.8	1,211.0	+404.1	+50%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Bank (Non-Consolidated)

Sony Financial Holdings

(Billions of yen)

	FY2006	FY2007	Change
Gross operating profit	9.0	10.9	+ 21%
General and administrative expenses	7.6	8.1	+ 6%
Net operating profit	1.3	2.8	+ 107%
Ordinary profit	1.3	2.7	+ 103%
Customer assets	848.8	1,247.3	+ 47%
Of which, FY2007 increase	173.7	398.4	+ 129%
Loans	284.7	347.0	+ 22%
Of which, FY2007 increase	45.2	62.3	+ 38%
Capital adequacy ratio (domestic criteria)	11.49%	9.15%	(2.34)pt
Number of accounts	491 thousand	610 thousand	+ 24%
Of which, FY2007 increase	61 thousand	118 thousand	+ 57 thousand

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Bank Operating Performance (1)

Sony Financial Holdings

Customer Assets (Deposits + Investment Trusts) and Number of Accounts



(Billions of yen)
Number of accounts (thousands)
Investment trusts
Foreign-currency deposits
Yen deposits
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
367
430
491
610
576.3
675.1
848.8
1,247.3
Investment trusts: ¥102.9 billion
Foreign-currency deposits: ¥251.7 billion
Yen deposits: ¥892.6 billion
03/31/05
03/31/06
03/31/07
03/31/08

Loans



(Billions of yen)
Others
Mortgage loans
400
300
200
100
0
126.3
239.4
284.7
347.0
Others: ¥8.1 billion
Mortgage loans: ¥338.8 billion
03/31/05
03/31/06
03/31/07
03/31/08

Amounts are truncated below ¥100 million.

Sony Bank Operating Performance (2)

Sony Financial Holdings

Gross Operating Profit, General and Administrative Expenses, Ordinary Profit



(Billions of yen)
Ordinary profit
Gross operating profit
General and administrative expenses
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
-2
-3
6.9
5.3
9.4
7.0
9.0
7.6
10.9
8.1
2.2
1.3
2.7
(1.6)
FY2005
FY2006
FY2007

Amounts are truncated below ¥100 million.

Capital Adequacy Ratio (Domestic Criteria)



(%)
11.97
9.24
11.49
9.15

Notes: On April 23, 2008, Sony Financial Holdings increased Sony Bank's capital by accepting an allocation of new shares.

Capital adequacy ratios as of March 31, 2007 and March 31, 2008 were calculated based on the standard stipulated in the Financial Services Agency Public Announcement No. 19 of 2006. The capital adequacy ratios up to and including those for March 31, 2006 were calculated based on the standard stipulated in the former public announcement.

Key Management Benchmarks (1)

Sony Financial Holdings

Key Management Benchmarks

- Consolidated ordinary revenues, consolidated ordinary profit and consolidated net income
- Consolidated adjusted ROE

Perspective on Consolidated Adjusted ROE

Sony Financial Holdings Group	Sony Life		Sony Assurance		Sony Bank
Numerator	Net increase in EV plus dividend (Note: Changes in provision for contingency reserves and the future value of existing policies are added to net income.)	+	Net income + Increase in provision for special catastrophe reserves (after tax) + Increase in reserve for price fluctuations (after tax)	+	Net income
Denominator	The average of (EV at previous fiscal year-end minus dividend plus EV at current fiscal year-end) (Note: The contingency reserve and the future value of existing policies are added to stockholders' equity or net assets.)	+	The average of (net assets + special catastrophe reserve and reserve for price fluctuations (after-tax)) as of the previous fiscal year-end and the current fiscal year-end	+	The average of net assets as of the previous fiscal year-end and the current fiscal year-end

Note: Calculations take dividends and taxes into consideration.

Key Management Benchmarks (2)

Sony Financial Holdings

Key Management Benchmarks

- Consolidated ordinary revenues, consolidated ordinary profit and consolidated net income
- Consolidated adjusted ROE

(Millions of yen, %)	FY2004	FY2005	FY2006	FY2007
Consolidated ordinary revenues	653,259	758,711	759,280	822,153
Consolidated ordinary profit	12,269	25,377	18,354	44,500
Consolidated net income	6,375	11,537	10,021	24,255
Consolidated adjusted ROE	8.0%	35.1%	15.2%	(5.7%)

Sony Life Embedded Value and Adjusted ROE



Embedded Value
Adjusted ROE (%)
(Billions of yen)
FY2004 FY2005 FY2006 FY2007

Source: Sony Life
Notes: Calculation of Adjusted ROE
Numerator: Net increase in EV plus dividend
Denominator: The average of (EV at previous fiscal year-end — dividend + EV at current fiscal year-end)

Sony Assurance Net Income and Adjusted ROE



Net Income
Adjusted ROE (%)
(Billions of yen)
FY2004 FY2005 FY2006 FY2007

Source: Sony Assurance
Notes: Calculation of Adjusted ROE
Numerator: Net income plus an increase in provision for special catastrophe reserves (after-tax) and an increase in reserve for price fluctuations (after-tax)
Denominator: The average of (shareholders' equity or net assets + special catastrophe reserve and reserve for price fluctuations (after-tax)) as of the previous fiscal year-end and the current fiscal year-end

Sony Bank Net Income and ROE



Net Income (¥)
ROE (%)
(Billions of yen)
FY2004 FY2005 FY2006 FY2007

Source: Sony Bank
Notes: Calculation of ROE
Numerator: Net income
Denominator: The average of shareholders' equity or net assets as of the previous fiscal year-end and the current fiscal year-end

Consolidated Operating Performance Forecast for FY2008

Sony Financial Holdings

(Billions of yen; line item amounts are truncated below ¥100 million; changes are rounded)

	FY2004	FY2005	FY2006	FY2007	FY2008 (Interim forecast)	FY2008 (Full-year forecast)	Percentage change
Consolidated ordinary revenues	653.2	758.7	759.2	822.1	430.0	884.0	+ 7.5%
Of which, life insurance business	604.0	696 4	689 5	741.3	386.0	793.0	+ 7.0%
Of which, non-life insurance business	38.1	45.7	51.0	55.6	30.0	59.8	+ 7.6%
Of which, banking business	11.3	17.2	19.4	25.9	14.4	30.7	+ 18.5%
Consolidated ordinary profit	12.2	25.3	18.3	44.5	18.0	37.0	(16.9%)
Of which, life insurance business	17.0	24.3	14.8	39.0	17.0	34.0	(13.0%)
Of which, non-life insurance business	(2.8)	(0.7)	2 0	2.8	0.6	1.3	(53.9%)
Of which, banking business	(1.6)	2.2	1.3	2.4	0.5	1.3	(45.9%)
Consolidated net income	6.3	11.5	10.0	24.2	10.0	21.0	(13.4%)

Additional Information

We expect ordinary revenues to continue increasing, owing to the robust expansion of each business. However, ordinary profit is expected to decrease, for the reasons described below.

■ **Life insurance business**

The yield on general account investments is expected to fall, compared with FY2008.

■ **Non-life insurance business**

The operating expense ratio is expected to rise slightly, owing to higher system-related expenses.

■ **Banking business**

Expenses are expected to increase: system-related and other expenses are expected to increase, Sony Bank Securities is expected to operate in the red initially, and goodwill will be amortized, among other factors.

Consolidated Ordinary Revenues



(Billions of yen)
Banking business
Non-life insurance business
Life insurance business
653.2
758.7
759.2
822.1
884.0
(Forecast)

Consolidated Ordinary Profit



(Billions of yen)
Banking business
Non-life insurance business
Life insurance business
12.2
25.3
18.3
44.5
37.0
(Forecast)

New Business Progress Update (1)

AEGON Sony Life Planning Co., Ltd.

- On August 29, 2007, this company was formed to prepare for the establishment of an individual annuities joint venture with AEGON to sell unique individual annuities via bank teller windows and Lifeplanner sales employees.
- Initial capitalization of new insurance company: Approx. ¥20.0 billion (anticipated)
- Ownership: Sony Life Insurance co., Ltd. 50%; AEGON INTERNATIONAL B.V. 50%

Sony Bank Securities

- Began accepting applications to open accounts: October 1, 2007
- Began Japanese stock transactions: October 15, 2007
- Number of accounts as of March 31, 2008: 11,883
- Customer assets as of March 31, 2008: ¥3,899 million


Sony Financial Holdings
Sony Bank
Sony Life
Sony Assurance
Sony Bank Securities

Note: Sony Bank Securities Inc. is a consolidated subsidiary. AEGON Sony Life Planning Co., Ltd., although an affiliated company of Sony Life, is not included in SFH's scope of consolidation as an equity-method affiliate.

New Business Progress Update (2)

Sony Life Receives Permission to Handle Banking Agency Business on Behalf of Sony Bank


Sony Life
Sony Bank

- Began handling banking agency business: January 16, 2008
- Products and services
  1. Lifeplanner sales employees: Conduct product explanations and accept applications for mortgage loans on behalf of Sony Bank
  2. Life Planning SQUARE (Ginza Sony Building): Handle Sony Bank mortgage loan and account opening procedures
- In FY2007, percentage of new Sony Bank mortgage loans handled by Lifeplanner sales employees: Approx. 15%

Sony Life's Embedded Value (EV)

Overview of Embedded Value in FY2007

Sony Financial Holdings

- EV came to ¥833.8 billion, down ¥66.7 billion from March 31, 2007.
- The value of in-force business was ¥638.9 billion, up ¥0.1 billion from March 31, 2007, and adjusted net worth was ¥194.8 billion, down ¥66.9 billion.
- EV of new policies during FY2007 amounted to ¥28.9 billion, down ¥7.8 from March 31, 2007.

Embedded Value


(Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
In force business
Adjusted net worth
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

(Billions of yen)

	03/31/04	03/31/05	03/31/06	03/31/07	03/31/08
Total EV	492.0	539.3	776.1	900.5	833.8
In-force business	381.7	409.6	499.8	638.8	638.9
Adjusted net worth	110.2	129.7	276.3	261.7	194.8
Of which, EV of new policies	38.9	38.1	34.2	36.7	28.9

Source: Sony Life
Note: Assumptions and calculation methods differ for EV calculated as of March 31, 2004, March 31, 2005, March 31, 2006, March 31, 2007, and March 31, 2008.

EV: Assumptions and Movement Analysis

Sony Financial Holdings

Major Assumptions Employed in Calculating EV at March 31, 2008

Discount rate	6.0%
Investment yield on new investments	Investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Operating expenses (unit costs)	Calculated using the cost (unit cost) for the maintenance and administration of policies and for payments of claims based on Sony Life's experience during the most recent fiscal year (FY2007)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2007)
Solvency margin ratio	For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed.

Movement Analysis of EV from March 31, 2007

(Billions of yen)

EV as of March 31, 2007	900.5
Shareholder dividends	(6.5)
Release from the value of in-force business*	38.1
EV of new policies for the year ended March 31, 2008	28.9
Difference between assumptions and actual results for the year ended March 31, 2008	(113.2)
Difference from changes in the assumptions	(14.1)
EV as of March 31, 2008	833.8

* This item corresponds to unwinding of the amount of discount for one year made as of March 31, 2007 on the value of in-force business.

EV: Sensitivity

Sony Financial Holdings

EV Sensitivity at March 31, 2008

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	83.1	916.9
	From 6.0% to 7.0%	(67.5)	766.3
Solvency margin ratio	From 600% to 500%	7.7	841.5
	From 600% to 700%	(8.6)	825.2
Investment yield: +0.25%*	On total investments	59.1	892.8
	On new investments	34.8	868.6
Investment yield: –0.25%*	On total investments	(61.2)	772.5
	On new investments	(35.0)	798.7
Mortality and morbidity	Assumption x 1.1	(65.3)	768.5
Lapse and surrender rate	Assumption x 1.1	(16.1)	817.7
Operating expenses (unit cost to maintain policy)	Assumption x 1.1	(6.5)	827.2

* The impact of changes in investment yield assumptions is shown after taking into account the impact on policyholders' dividends.

APPENDIX

EV: Breakdown of Adjusted Net Worth

Breakdown of Adjusted Net Worth

(Billions of yen)

		As of March 31, 2008	As of March 31, 2007	Change
Adjusted net worth		**194.8**	261.7	(66.9)
	Total net assets*	**136.9**	207.6	(70.7)
	Reserve for price fluctuations	**24.1**	20.9	3.2
	Contingency reserve	**61.8**	59.0	2.8
	Reserve for possible loan losses	**0.0**	0.0	0.0
	Net unrealized gains on land	**8.4**	6.8	1.6
	Unfunded employees' retirement benefits liability	**(3.5)**	(1.9)	(1.6)
	Deferred tax assets corresponding to preceding five items	**(32.9)**	(30.7)	(2.2)

* Excluding net unrealized gain on bonds except for convertible and certain other bonds

EV: Major Assumptions (Investment Yield)

Sony Financial Holdings

Investment yield on new investments

The implied forward rates that were used are as follows.

FY	Investment Yield
2008	0.57%
2009	0.61%
2010	0.81%
2011	0.98%
2012	0.98%
2017	2.78%
2022	3.18%
2027	3.50%
2032	3.40%
2037	3.51%

Investment yield on existing assets

The weighted average investment yields on new investments and existing assets that were used are as follows.

FY	Investment Yield
2008	1.92%
2009	1.88%
2010	1.89%
2011	1.91%
2012	1.88%
2017	2.90%
2022	3.24%
2027	3.66%
2032	3.63%
2037	3.77%

Comparison with Sony Corporation's Consolidated Financial Services Segment (Principal Differences between Japan GAAP and U.S. GAAP)

Sony Financial Holdings

* "SFH" refers to "Sony Financial Holdings Inc."

	Financial Services Segment of Sony Corporation, Consolidated (U.S. GAAP)	SFH* Consolidated (Japan GAAP)
Treatment of new policy acquisition costs (Concerns the life insurance business and the medical care insurance portion of the non-life insurance business)	The portion of costs related to acquiring new policies or changes in these costs that is deemed recoverable is deferred.	Costs are treated as expenses during the period in which they are incurred.
Method of calculating policy reserves (insurance policy liabilities) (Concerns the life insurance business and the medical care insurance portion of the non-life insurance business)	Under U.S. GAAP, calculated according to the net level premium method using insurance actuarial figures.	Calculated according to methods approved by regulatory bodies. Computed with an emphasis on the early accumulation of policy reserves from the standpoint of protecting policyholders.
Treatment of the market value of convertible bonds held (Concerns the life insurance business)	Changes in the fair value (changes in the market value) of so-called "hybrid financial products," which include derivatives, are posted to the income statement as profits or losses.	Changes in fair value are posted to the balance sheets as increases or decreases in net assets.

Notes:
1. The above-mentioned differences between U.S. GAAP and Japan GAAP are deemed material to SFH's consolidated ordinary profit for FY2007.
2. The scope of Sony Corporation's consolidated Financial Services segment and SFH's consolidation differ, as follows:
   - Sony Corporation's consolidated Financial Services segment: Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., Sony Finance International Inc., others
   - SFH consolidated: Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., Sony Bank Securities Inc., Sony Life Insurance (Philippines) Corporation

3.Under U.S. GAAP, the book value at the date of conversion to shares is used as the market value of shares converted from convertible bonds (CBs), whereas under Japanese accounting principles the book value is carried as the CB acquisition price even after conversion. Consequently, total gains or losses on the sales of shares converted from CBs (differences between selling prices and book values), and total impairment losses (differences between market value and book value)—of stocks included in the scope of impairment loss accounting—differ depending on the use of U.S. or Japanese GAAP.

Highlights of FY2007

Apr. 2007	Sony Bank Begins Offering Mortgage Loan Group Credit Life Insurance Rider to Cover Three Major Diseases
Jun. 2007	Sony Bank Establishes Sony Bank Securities Inc. Companies to Launch Securities Intermediary Services from October
Aug. 2007	Sony Assurance Revises SURE Medical and Cancer Insurance Policy Offerings
Aug. 2007	Sony Life Establishes AEGON Sony Life Planning Co., Ltd.
Oct. 2007	Sony Financial Holdings Lists on First Section of Tokyo Stock Exchange
Oct. 2007	Sony Assurance Launches "On the Day, Any Day, Response" Service
Dec. 2007	Sony Life Receives Permission to Handle Banking Agency Business for Sony Bank
Jan. 2008	Sony Bank and Sony Bank Securities Start Handling ETFs and REITs
Mar. 2008	Sony Bank Becomes Wholly Owned Subsidiary of Sony Financial Holdings

RECEIVED
2008 SEP 23 A 7:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Management Vision of the Sony Financial Holdings Group for Fiscal 2008

Sony Financial Holdings Inc.
May 26, 2008

Sony Financial Holdings

Disclaimers:
These presentation materials contain statements concerning the current plans, expectations, strategies and beliefs of the Sony Financial Holdings Group (the "SFH Group"). Any statements contained herein that pertain to future operating performance and that are not historic facts are forward-looking statements. Forward-looking statements may include—but are not limited to—words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, business performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group, based on information that is currently available to it. As such, these forward-looking statements are subject to various risks and uncertainties, and actual business results may vary substantially from the forecasts expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings. The information contained in this presentation does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

Today's Agenda (From 3:00p.m. to 5:00p.m.)

- The Consolidated Financial Results of the Sony Financial Holdings Group for FY2007

Hiromichi Fujikata Executive Vice President and Representative Director of Sony Financial Holdings Inc.

- Management Vision for FY2008

Teruhisa Tokunaka President and Representative Director of Sony Financial Holdings Inc.

Taro Okuda President of Sony Life Insurance Co., Ltd.

Shinichi Yamamoto President of Sony Assurance Inc.

Shigeru Ishii President and CEO of Sony Bank Inc.

- Question and Answer

Explanation of Consolidated Financial Results for FY2007

Highlights of Group Consolidated Operating Performance for FY2007

Sony Financial Holdings



Ordinary revem
Ordinary profit
+8%
822.1
759.2
+143%
(Billions of yen
FY2006
FY2007

(Billions of yen)		FY2006	FY2007	Change	
Life Insurance business	Ordinary revenues	689.8	**741.3**	+51.4	+8%
	Ordinary profit	14.8	**39.0**	+24.1	+163%
Non-life insurance business	Ordinary revenues	51.0	**55.6**	+4.6	+9%
	Ordinary profit	2.0	**2.8**	+0.7	+38%
Banking business	Ordinary revenues	19.4	**25.9**	+6.5	+33%
	Ordinary profit	1.3	**2.4**	+1.0	+77%
Corporate and eliminations	Ordinary revenues	(1.0)	**(0.8)**	+0.2	(25)%
	Ordinary profit	0.0	**0.2**	+0.1	+203%
SFH Group, consolidated	Ordinary revenues	759.2	**822.1**	+62.8	+8%
	Ordinary profit	18.3	**44.5**	+26.1	+143%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Highlights of Group Consolidated Operating Performance for FY2007

Sony Financial Holdings

- In the life insurance business, both the policy amount in force and new insurance sales (individual life insurance + individual annuities) remained firm, and general account investment income increased. As a result, ordinary revenues and ordinary profit both increased.
- In the non-life insurance business, a steady rise in the number of policies, chiefly for automobile insurance, boosted net premiums written. The net loss and expense ratios both improved, pushing up both ordinary revenues and ordinary profit.
- In the banking business, owing to the steady expansion of operations, interest income increased in line with expanded operations, and ordinary revenues and ordinary profit both increased.
- Consolidated ordinary revenues grew 8% compared with the prior fiscal year, to ¥822.1 billion. Despite a ¥9.8 billion valuation loss on securities (amount of impairment loss), ordinary profit increased ¥26.2 billion, or 143%, to ¥44.5 billion. Net income grew ¥14.2 billion, or 142%, to ¥24.2 billion.
- Owing to a downturn in the domestic stock markets, net unrealized gains on other securities, net of taxes, were ¥74.9 billion on March 31, 2008, down ¥50.1 billion from March 31, 2007. Consolidated net assets consequently amounted to ¥261.6 billion, down ¥8.5 billion from March 31, 2007. As of March 31, 2008, consolidated total assets amounted to ¥4,977.4 billion, up ¥653.6 billion from March 31, 2007.

Highlights of Operating Performance: Sony Life (Non-Consolidated)



Ordinary revenues
Ordinary profit
689.5
+7%
741.2
+164%
(Billions of yen)
FY2006
FY2007

Sony Life

- ◆Revenues and profit up compared with FY2006
- ◆New insurance sales up 10.9% compared with FY2006
- ◆Income from insurance premiums increased, in line with robust growth in policy amount in force
- ◆General account investment income rose
- ◆Investment expenses increased, owing to investment losses on assets held in separate accounts, valuation loss on securities and expenses on financial derivatives
- ◆Net assets fell ¥33.8 billion in FY2007, to ¥182.6 billion, owing to a ¥45.9 billion decline in net unrealized gains on other securities
- ◆The lapse and surrender rate increased 0.33 percentage point compared with FY2006, to 6.12%

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	689.5	741.2	+51.6	+7%
Income from insurance premiums	605.5	**648.4**	+42.8	+7%
Investment income	78.7	**87.4**	+8.7	+11%
Of which, interest and dividend income	34.2	47.9	+13.6	+40%
Of which, income from money trusts	12.1	14.7	+2.6	+21%
Of which, gain on sales of securities owned	11.8	24.0	+12.1	+102%
Of which, investment income on assets held in separate accounts	14.9	—	(14.9)	--
Ordinary expenses	674.6	701.9	+27.2	+4%
Insurance claims and other payments	219.3	**241.1**	+21.7	+10%
Provision for policy reserve and others	349.6	**286.2**	(63.4)	(18)%
Investment expenses	8.1	**69.8**	+61.7	+754%
Of which, separate account asset investment expenses	—	48.3	+48.3	--
Operating expenses	87.3	**94.3**	+7.0	+8%
Ordinary profit	14.8	**39.2**	+24.3	+164%
Net income	7.4	**18.5**	+11.0	+147%
Core profit	24.3	**23.5**	(0.7)	(3)%
Securities	2,217.9	**2,388.9**	+171.0	+8%
Policy reserve	3,088.8	**3,375.0**	+286.2	+9%
Total net assets	216.5	**182.6**	(33.8)	(16)%
Total assets	3,445.9	**3,659.7**	+213.8	+6%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Note: Each figure of policy amount in force, lapse and surrender rate, new insurance sales from new policies is calculated as the total of individual life insurance and individual annuities. The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Overview of Performance: Sony Life (Non-Consolidated)

Sony Financial Holdings

(Billions of yen)

	FY2006	FY2007	Percentage change
Policy amount in force[*1]	30,244.4	**31,497.3**	+ 4.1%
Annualized premiums from insurance in force[*1]	504.6	**530.0**	+ 5.0%
Of which, third-sector products	117.4	122.8	+ 4.6%
Lapse and surrender rate[*1,*2]	5.79%	**6.12%**	+ 0.33pt
New insurance sales[*1]	3,429.4	**3,802.5**	+ 10.9%
Annualized premiums from new insurance sales[*1]	65.5	**63.4**	(3.2) %
Of which, third-sector products	14.4	13.3	(7.7)%
Income from insurance premiums	605.5	**648.4**	+ 7.1%
Investment profit	70.5	**17.5**	(75.1) %
Core profit	24.3	**23.5**	(3.3) %
Negative spread	37.3	**26.7**	(28.4) %
Average assumed interest rate	2.77%	**2.68%**	(0.09)pt
Solvency margin ratio	1,852.0%	**1,747.9%**	(104.1)pt
Real net assets	645.5	**612.0**	(5.2)%
Embedded value (EV)	900.5	**833.8**	(7.4)%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Notes:

*1 Each figure of policy amount in force, annualized premiums from insurance in force, lapse and surrender rate, new insurance sales and annualized premiums from new policies is calculated as the total of individual life insurance and individual annuities.

*2 The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Insurance in Force
(Individual Life Insurance + Individual Annuities)

New Insurance Sales
(Individual Life Insurance + Individual Annuities)


(Trillions of yen)
(Millions of policies)
Policy amount in force
Number of policies in force
+7.1%
4.43
4.14
3.84
3.55
+4.1%
03/31/05
03/31/06
03/31/07
03/31/08


(Trillions of yen)
(Thousands of policies)
Number of new policies
New policy amount
534
512
517
+1.4%
524
+10.9%
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 billion or ¥10 billion; numbers of policies are truncated below 10,000 or 1,000 policies; percentage change figures are rounded.

Sony Life Operating Performance (2)

Sony Financial Holdings

Annualized Premiums from Insurance in Force
(Individual Life Insurance + Individual Annuities)

Annualized Premiums from New Insurance Sales
(Individual Life Insurance + Individual Annuities)


(Billions of yen)
Annualized premiums from insurance in force
Of which, third-sector products
450.8
474.2
504.6
530.0
+5.0%
+4.6%
03/31/05
03/31/06
03/31/07
03/31/08


(Billions of yen)
Annualized premiums from new insurance sales
Of which, third-sector products
(3.2%)
(7.7%)
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Income from Insurance Premiums



(Billions of yen)
700
600
500
400
300
200
100
0
551.6
580.5
605.5
+7.1%
648.4
FY2004
FY2005
FY2006
FY2007

Ordinary Profit (Non-Consolidated)



(Billions of yen)
40
30
20
10
0
17.0
24.3
14.8
+163.8%
39.2
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Life Operating Performance (4)

Sony Financial Holdings

Core Profit



(Billions of yen)
40
30
20
10
0
24.3
28.5
24.3
(3.3%)
23.5
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million.

Embedded Value (EV)



(Billions of yen)
Value of in-force business
Adjusted net worth
Of which, value of new business in the fiscal year
1,000
800
600
400
200
0
492.0
539.3
776.1
900.5
833.8
38.9
38.1
34.2
36.7
28.9
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

The assumptions upon which EV is calculated at the end of FY2003, FY2004, FY2005, FY2006 and FY2007 differ. For details regarding calculation methods, please refer to the press releases for each of these years.

Negative Spread


(Billions of yen)
40
30
20
10
0
34.5
33.1
37.3
26.7
FY2004
FY2005
FY2006
FY2007

Line item amounts are truncated below ¥100 million.

Investment Yield for Core Profit and Investment Yield (General Account) versus Average Assumed Interest Rate


4.00%
3.00%
2.00%
1.00%
0.00%
Average assumed interest rate
Investment yield (general account)
Investment yield for core profit
3.08%
2.92%
2.77%
2.68%
2.22%
2.02%
2.17%
1.70%
1.38%
1.45%
1.31%
1.73%
FY2004
FY2005
FY2006
FY2007

Sony Life Operating Performance (6)

Lapse and Surrender Rate*
(Individual Life Insurance + Individual Annuities)


(%)
10
8
6
4
2
0
6.32
5.84
5.79
6.12
FY2004
FY2005
FY2006
FY2007

Solvency Margin Ratio


(%)
2,000
1,500
1,000
500
0
1,317.1
1,547.0
1,852.0
1,747.9
03/31/05
03/31/06
03/31/07
03/31/08

* The lapse and surrender rate is calculated without offsetting policies that are reinstated.

Breakdown of General Account Assets (March 31, 2008 vs. March 31, 2007)


7.8%
5.2%
2.6%
2.9%
03/31/07
03/31/08
Japanese government and corporate bonds (incl. CBs)
Japanese stocks
Foreign government and corporate bonds
Foreign stocks
Monetary trusts
Policyholder loans (incl. commercial loans)
Real estate
Cash and call loans
Other securities

Notes:

Japanese stocks and CBs contained in general account assets as of March 31, 2008 are as follows.

Note: Figures in brackets, [ ], are as of March 31, 2007.

Japanese stocks: ¥206.2 billion [¥298.7 billion]

Of which, Japanese stocks in monetary trusts: ¥33.3 billion [¥54.3 billion]

Accounting for 6.2% [9.6%] of general account assets

Convertible bonds: ¥427.0 billion [¥432.0 billion]

Of which, CBs in monetary trusts: ¥139.4 billion [¥128.7 billion]

Accounting for 12.8% [13.8%] of general account assets

Sony Life Operating Performance (8)

Sony Financial Holdings

Valuation Gains or Losses on General Account Assets (March 31, 2008 vs. March 31, 2007)

(Billions of yen)

	03/31/07	03/31/08	Change
Japanese government and corporate bonds	57.1	83.4	26.3
Japanese stocks	130.0	50.8	(79.1)
Foreign securities	4.2	(95)	(13.7)
Other securities	6.8	3.0	(3.8)
Total	198.2	127.8	(70.4)

Line item amounts are truncated below ¥100 million.

Additional Information Concerning Major Fluctuations

- Lower interest rates caused an increase in valuation gains on Japanese government and corporate bonds. However, a downturn in the Japanese stock markets resulted in declines in the market value of Japanese stocks held, resulting in a substantial decline in valuation gains.
- The company holds no securitized products backed by U.S. subprime loans.

Number of Lifeplanners and Other Salespeople


(People)
Salespeople
Of whom, Lifeplanners
6,000
5,000
4,000
3,000
2,000
1,000
0
4,652
4,293
4,239
4,248
03/31/05
03/31/06
03/31/07
03/31/08

Independent Agents


(Agencies)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,176
2,264
2,186
2,151
03/31/05
03/31/06
03/31/07
03/31/08

Highlights of Operating Performance: Sony Assurance

Sony Financial Holdings


Ordinary revenues
Ordinary profit
51.0
55.6
+9%
+42%
2.0
2.8
(Billions of yen)
FY2006
FY2007

Sony Assurance
- ◆Revenues and profit up compared with FY2006
- ◆Net premiums written up 9%, to ¥55.0 billion, owing to increase in number of policies for mainstay automobile insurance
- ◆In addition to an increase in net premiums written up, the loss ratio was stable, resulting in ordinary profit of ¥2.8 billion
- ◆Combined ratio improved 0.4 percentage point, to 80.3%

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	51.0	**55.6**	+4.6	+9%
Underwriting income	50.4	**55.0**	+4.5	+9%
Investment income	0.4	**0.5**	+0.1	+22%
Ordinary expenses	48.9	**52.8**	+3.8	+8%
Underwriting expenses	36.4	**38.9**	+2.5	+7%
Investment expenses	0.0	**0.0**	+0.0	+82%
Operating, general and administrative expenses	12.4	**13.8**	+1.3	+11%
Ordinary profit	2.0	**2.8**	+0.7	+38%
Net income	1.5	**2.1**	+0.5	+37%
Securities	51.1	**56.2**	5.0	+10%
Policy reserves	36.1	**42.7**	6.6	+18%
Total net assets	13.3	**15.3**	+2.0	+15%
Total assets	67.4	**78.6**	+11.1	+17%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Assurance

(Billions of yen)

	FY2006	FY2007	Change
Direct premiums written	50.1	**54.6**	+9%
Net premiums written	50.4	**55.0**	+9%
Net losses paid	24.1	**26.2**	+9%
Underwriting profits	1.6	**2.2**	+41%
Net loss ratio	53.6%	**53.5%**	0.1 pt improvement
Net expense ratio	26.3%	**26.7%**	0.4 pt improvement
Combined ratio	79.9%	**80.3%**	0.4 pt up
Solvency margin ratio	1,009.7%	**1,073.9%**	64.2 pt up
Number of policies in force	0.93 million	**1.02 million**	+ 10%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Net expense ratio = Operating expenses related to underwriting ： net premiums written

Net loss ratio = (Net losses paid + expenses incurred in surveying damages) ： net premiums written

The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. These numbers are rounded below 10,000.

Sony Assurance Operating Performance (1)

Sony Financial Holdings

Net Premiums Written and Number of Policies in Force


(Billions of yen)
Other
Personal accident insurance
Automobile insurance
Number of policies in force
(Thousands of policies)
60
50
40
30
20
10
0
1,500
1,000
500
0
37.8
45.2
50.4
55.0
670
820
30
1020
FY2004
FY2005
FY2006
FY2007

The number of policies in force is the total of automobile insurance and medical and cancer insurance, which accounts for 99% of net premiums written. Most personal accident insurance is medical and cancer insurance.
Line item amounts are truncated below ¥100 million for net premiums written and rounded below 10,000 for the number of policies in force.

Combined Ratio


(%)
Net loss ratio
Net expense ratio
100
80
60
40
20
0
86.5
82.5
79.9
80.3
51.9
52.3
53.6
53.5
34.6
30.3
26.3
26.7
FY2004
FY2005
FY2006
FY2007

Net expense ratio = Operating expenses related to underwriting ： net premiums written

Net loss ratio = (Net losses paid + expenses incurred in surveying damages) ： net premiums written

Sony Assurance Operating Performance (2)

Sony Financial Holdings

Ordinary Profit (Loss)



(Billions of yen)
5
4
3
2
1
0
-1
-2
-3
-4
-5
(2.8)
(0.7)
2.0
2.8
FY2006
FY2007

Solvency Margin Ratio



(%)
1,500
1,000
500
0
1,095.2
976.1
1,009.7
1,073.9
03/31/05
03/31/06
03/31/07
03/31/08

Line item amounts are truncated below ¥100 million.

Highlights of Operating Performance: Sony Bank (Non-Consolidated)

Sony Financial Holdings



Ordinary revenues
Ordinary profit
19.4
+33%
25.9
+103%
.3
.7
(Billions of yen)
FY2006
FY2007

Sony Bank

- ◆Revenues and profit were both up, compared with FY2006
- ◆Net interest income and net other operating income increased, owing mainly to higher interest on loans—stemming from a higher mortgage loan balance—and higher market investment income
- ◆ Net income amounted to ¥4.4 billion, owing to an increase in deferred income taxes
- ◆Gross operating profit totaled ¥10.9 billion; the sum of net interest income of ¥5.1 billion, net fees and commissions of ¥0.3 billion and net other operating income of ¥5.4 billion. General and administrative expenses were up slightly, to ¥8.1 billion
- ◆Customer assets were up ¥398.4 billion, compared with March 31, 2007, to ¥1,247.3 billion

(Billions of yen)	FY2006	FY2007	Change	
Ordinary revenues	19.4	25.9	+6.5	+33%
Gross operating profit	9.0	10.9	+1.9	+21%
Net interest income	4.5	5.1	+0.5	+11%
Net fees and commissions	0.5	0.3	(0.1)	(28)%
Net other operating income	3.9	5.4	+1.5	+40%
General and administrative expenses	7.6	8.1	+0.4	+6%
Ordinary profit	1.3	2.7	+1.3	+103%
Net income	1.0	4.4	+3.4	+339%
Securities	381.2	488.7	+107.5	+28%
Loans	284.7	347.0	+62.3	+22%
Deposits	752.3	1,144.3	+392.0	+52%
Customer assets	848.8	1,247.3	+398.4	+47%
Total net assets	36.8	35.7	(1.1)	(3)%
Total assets	806.8	1,211.0	+404.1	+50%

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Overview of Performance: Sony Bank (Non-Consolidated)

(Billions of yen)

	FY2006	FY2007	Change
Gross operating profit	9.0	**10.9**	+ 21%
General and administrative expenses	7.6	**8.1**	+ 6%
Net operating profit	1.3	**2.8**	+ 107%
Ordinary profit	1.3	**2.7**	+ 103%
Customer assets	848.8	**1,247.3**	+ 47%
Of which, FY2007 increase	173.7	**398.4**	+ 129%
Loans	284.7	**347.0**	+ 22%
Of which, FY2007 increase	45.2	**62.3**	+ 38%
Capital adequacy ratio (domestic criteria)	11.49%	**9.15%**	(2.34)pt
Number of accounts	491 thousand	**610 thousand**	+ 24%
Of which, FY2007 increase	61 thousand	**118 thousand**	+ 57 thousand

Line item amounts are truncated below ¥100 million; percentage change figures are rounded.

Sony Bank Operating Performance (1)

Sony Financial Holdings


Customer Assets (Deposits + Investment Trusts) and Number of Accounts
(Billions of yen)
Number of accounts (thousands)
Investment trusts
Foreign-currency deposits
Yen deposits
367
430
491
610
576.3
675.1
848.8
1,247.3
Investment trusts: ¥102.9 billion
Foreign-currency deposits: ¥251.7 billion
Yen deposits: ¥892.6 billion
03/31/05
03/31/06
03/31/07
03/31/08


Loans
(Billions of yen)
Others
Mortgage loans
126.3
239.4
284.7
347.0
Others: ¥8.1 billion
Mortgage loans: ¥338.8 billion
03/31/05
03/31/06
03/31/07
03/31/08

Amounts are truncated below ¥100 million.

Sony Bank Operating Performance (2)

Sony Financial Holdings

Gross Operating Profit, General and Administrative Expenses, Ordinary Profit



(Billions of yen)
Ordinary profit
Gross operating profit
General and administrative expenses
12
11
10
9
8
7
6
5
4
3
2
1
0
-1
-2
-3
6.9
5.3
9.4
7.0
9.0
7.6
10.9
8.1
2.2
1.3
2.7
(1.6)
FY2005
FY2006
FY2007

Amounts are truncated below ¥100 million.

Capital Adequacy Ratio (Domestic Criteria)



(%)
11.97
9.24
11.49
9.15
03/31/06
03/31/07
03/31/08

Notes: On April 23, 2008, Sony Financial Holdings increased Sony Bank's capital by accepting an allocation of new shares.

Capital adequacy ratios as of March 31, 2007 and March 31, 2008 were calculated based on the standard stipulated in the Financial Services Agency Public Announcement No. 19 of 2006. The capital adequacy ratios up to and including those for March 31, 2006 were calculated based on the standard stipulated in the former public announcement.

Sony Life's Embedded Value (EV)

Overview of Embedded Value in FY2007

- EV came to ¥833.8 billion, down ¥66.7 billion from March 31, 2007.
- The value of in-force business was ¥638.9 billion, up ¥0.1 billion from March 31, 2007, and adjusted net worth was ¥194.8 billion, down ¥66.9 billion.
- EV of new policies during FY2007 amounted to ¥28.9 billion, down ¥7.8 from March 31, 2007.

Embedded Value



(Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
In force business
adjusted net worth
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

(Billions of yen)

	03/31/04	03/31/05	03/31/06	03/31/07	03/31/08
Total EV	492.0	539.3	776.1	900.5	833.8
In-force business	381.7	409.6	499.8	638.8	638.9
Adjusted net worth	110.2	129.7	276.3	261.7	194.8
Of which, EV of new policies	38.9	38.1	34.2	36.7	28.9

Source: Sony Life
Note: Assumptions and calculation methods differ for EV calculated as of March 31, 2004, March 31, 2005, March 31, 2006, March 31, 2007, and March 31, 2008.

EV: Assumptions and Movement Analysis

Sony Financial Holdings

Major Assumptions Employed in Calculating EV at March 31, 2008

Discount rate	6.0%
Investment yield on new investments	Investment yield on new investments is based on implied forward rates, assuming Sony Life makes all new investments only in Japanese government bonds.
Mortality and morbidity rates	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Lapse and surrender rate	Based on Sony Life's experience over the three most recent fiscal years (FY2005–FY2007)
Operating expenses (unit costs)	Calculated using the cost (unit cost) for the maintenance and administration of policies and for payments of claims based on Sony Life's experience during the most recent fiscal year (FY2007)
Effective tax rate	Based on the most recent effective tax rate (based on the rate for FY2007)
Solvency margin ratio	For the purpose of calculating the cost of capital, maintenance of a solvency margin ratio of 600% was assumed.

Movement Analysis of EV from March 31, 2007

(Billions of yen)

EV as of March 31, 2007	900.5
Shareholder dividends	(6.5)
Release from the value of in-force business*	38.1
EV of new policies for the year ended March 31, 2008	28.9
Difference between assumptions and actual results for the year ended March 31, 2008	(113.2)
Difference from changes in the assumptions	(14.1)
EV as of March 31, 2008	833.8

* This item corresponds to unwinding of the amount of discount for one year made as of March 31, 2007 on the value of in-force business.

EV Sensitivity at March 31, 2008

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	83.1	916.9
	From 6.0% to 7.0%	(67.5)	766.3
Solvency margin ratio	From 600% to 500%	7.7	841.5
	From 600% to 700%	(8.6)	825.2
Investment yield: +0.25%*	On total investments	59.1	892.8
	On new investments	34.8	868.6
Investment yield: –0.25%*	On total investments	(61.2)	772.5
	On new investments	(35.0)	798.7
Mortality and morbidity	Assumption x 1.1	(65.3)	768.5
Lapse and surrender rate	Assumption x 1.1	(16.1)	817.7
Operating expenses (unit cost to maintain policy)	Assumption x 1.1	(6.5)	827.2

* The impact of changes in investment yield assumptions is shown after taking into account the impact on policyholders' dividends.

EV: Breakdown of Adjusted Net Worth

Breakdown of Adjusted Net Worth

(Billions of yen)

	As of March 31, 2008	As of March 31, 2007	Change
Adjusted net worth	**194.8**	261.7	(66.9)
Total net assets*	**136.9**	207.6	(70.7)
Reserve for price fluctuations	**24.1**	20.9	3.2
Contingency reserve	**61.8**	59.0	2.8
Reserve for possible loan losses	**0.0**	0.0	0.0
Net unrealized gains on land	**8.4**	6.8	1.6
Unfunded employees' retirement benefits liability	**(3.5)**	(1.9)	(1.6)
Deferred tax assets corresponding to preceding five items	**(32.9)**	(30.7)	(2.2)

* Excluding net unrealized gain on bonds except for convertible and certain other bonds

EV: Major Assumptions (Investment Yield)

Investment Yield on New Investments

The implied forward rates that were used are as follows.

FY	Investment Yield
2008	0.57%
2009	0.61%
2010	0.81%
2011	0.98%
2012	0.98%
2017	2.78%
2022	3.18%
2027	3.50%
2032	3.40%
2037	3.51%

Investment Yield on Existing Assets

The weighted average investment yields on new investments and existing assets that were used are as follows.

FY	Investment Yield
2008	1.92%
2009	1.88%
2010	1.89%
2011	1.91%
2012	1.88%
2017	2.90%
2022	3.24%
2027	3.66%
2032	3.63%
2037	3.77%

Key Management Benchmarks

Key Management Benchmarks (1)

- Consolidated ordinary revenues, consolidated ordinary profit and consolidated net income
- Consolidated adjusted ROE

Perspective on Consolidated Adjusted ROE

Sony Financial Holdings Group

	Sony Life		Sony Assurance		Sony Bank
Numerator	Net increase in EV plus dividend (Note: Changes in provision for contingency reserves and the future value of existing policies are added to net income.)	+	Net income + Increase in provision for special catastrophe reserves (after tax) + Increase in reserve for price fluctuations (after tax)	+	Net income
Denominator	The average of (EV at previous fiscal year-end minus dividend plus EV at current fiscal year-end) (Note: The contingency reserve and the future value of existing policies are added to stockholders' equity or net assets.)	+	The average of (net assets + special catastrophe reserve and reserve for price fluctuations (after-tax)) as of the previous fiscal year-end and the current fiscal year-end	+	The average of net assets as of the previous fiscal year-end and the current fiscal year-end

Note: Calculations take dividends and taxes into consideration.

Key Management Benchmarks (2)

Sony Financial Holdings

Key Management Benchmarks

- Consolidated ordinary revenues, consolidated ordinary profit and consolidated net income
- Consolidated adjusted ROE

(Millions of yen, %)	FY2004	FY2005	FY2006	FY2007
Consolidated ordinary revenues	653,259	758,711	759,280	**822,153**
Consolidated ordinary profit	12,269	25,377	18,354	**44,500**
Consolidated net income	6,375	11,537	10,021	**24,255**
Consolidated adjusted ROE	8.0%	35.1%	15.2%	**(5.7%)**

Sony Life Embedded Value and Adjusted ROE


Embedded Value
Adjusted ROE (%)
40%
30%
20%
10%
0%
-10%
(Billions of yen)
1,000
800
600
400
200
0
FY2004
FY2005
FY2006
FY2007

Source: Sony Life
Notes: Calculation of Adjusted ROE
Numerator: Net increase in EV plus dividend
Denominator: The average of (EV at previous fiscal year-end — dividend + EV at current fiscal year-end)

Sony Assurance Net Income and Adjusted ROE


Net income
Adjusted ROE (%)
40%
30%
20%
10%
0%
-10%
(Billions of yen)
2
1
0
-1
-2
FY2004
FY2005
FY2006
FY2007

Source: Sony Assurance
Notes: Calculation of Adjusted ROE
Numerator: Net income plus an increase in provision for special catastrophe reserves (after-tax) and an increase in reserve for price fluctuations (after-tax)
Denominator: The average of (shareholders' equity or net assets + special catastrophe reserve and reserve for price fluctuations (after tax)) as of the previous fiscal year-end and the current fiscal year-end

Sony Bank Net Income and ROE


Net Income (%)
ROE (%)
40%
30%
20%
10%
0%
-10%
(Billions of yen)
4
2
0
-2
FY2004
FY2005
FY2006
FY2007

Source: Sony Bank
Notes: Calculation of ROE
Numerator: Net income
Denominator: The average of shareholders' equity or net assets as of the previous fiscal year-end and the current fiscal year-end

Management Vision for FY2008

About the Sony Financial Holdings Group

Sony Financial Holdings

The Sony Financial Holdings Group aims to integrate the diverse functions that are inherent to such financial services as savings, investment, borrowing and protection; offer high-value added products and quality services that meet individual customers' economic needs; and become one of the most trusted financial services groups.

Sony Financial Holdings

100% Sony Life | 100% Sony Assurance | 100% Sony Bank

	Sony Life	Sony Assurance	Sony Bank
Sales channels	■ Consulting sales Lifeplanner (sales employees) Partners (Independent agencies)	■ Direct sales Telephone Internet	■ Internet
Main products	■ Death protection life insurance ■ Medical insurance, etc.	■ Automobile insurance (risk segmented) ■ Medical and cancer insurance	■ Deposits (yen, foreign currencies) ■ Mortgage loans ■ Investment trusts
Target customers	■ Individuals	■ Individuals	■ Individuals
Scale[1]	■ Policies in force:[2] 4.43 mn ■ Capital:[3] ¥65.8 bn ■ Total assets: ¥3,659.7 bn ■ Employees:[4] 5,372[5]	■ Policies in force: 1,020 thousand ■ Capital:[3] ¥40.0 bn ■ Total assets: ¥78.6 bn ■ Employees:[4] 651	■ Accounts: 610 thousand ■ Capital:[3] ¥40.0 bn ■ Total assets: ¥1,211.0 bn ■ Employees:[4] 165 (Including Sony Bank Securities)

[1] As of March 31, 2008.
[2] Sony Life's policies in force are for individual life insurance and individual annuities.
[3] The amounts of capital above include capital surplus.
[4] Employee numbers indicate the number of employees in each of the Company's business segments.
[5] Lifeplanners: 3,779
[6] Other consolidated subsidiaries include Sony Life (Philippines) and Sony Bank Securities

Views on Raising Corporate Value

- Value Creation =
  Raising the value of each of the three financial companies + synergy + moving into new fields of business
- In addition to raising corporate value through the steady growth of all three companies, we will foster cross-selling and other synergies within Group companies, as well as move into new fields of business. As a result, we will raise the corporate value of the SFH Group.



Corporate value
3) Move into new fields of business
2) Contribute to cross-selling and other synergies
SFH established
Now
Time

Ongoing Growth in Each of Our Three Existing Businesses

Sony Financial Holdings

Sony Life

Today's Topics for Explanation

1. Overview of Sony Life

2. Sony Life's Operating Performance

3. Sony Life's Medium-Term Strategies

Sony Life: Corporate Philosophy

Sony Life

Mission

To work for customers' financial security and stability by offering optimal life insurance products and high-quality services.

Basic Management Philosophy

Meet customer expectations and earn their trust by providing customers with satisfactory, high-quality services.

Always meet changes in the environment by proactively taking on new challenges, and stay ahead of demands through innovative management that anticipates emerging needs.

Respect the individuality of employees and employ their skills and aptitudes appropriately, thereby creating an unconstrained workplace and maintaining a dynamic organization.

Sony Life: Corporate Philosophy

Corporate Vision



Reach for your dreams
Always
Forever
Hold on to your sense of
Helping you turn your dreams into
With you each step of the way
ともに生きるとい
LIFEPLANNER VA

Sony Life: Business Model/Characteristics

Sony Life

- Sony Life has expanded its market share by offering primarily death protection life insurance, tailored to each customer through consulting-based sales and detailed after-sale follow-up services

Main markets and customers

- Main markets
  - Center on the field of death protection, where profitable and highly stable consulting-based sales are effective
  - Also make an early entry into third-sector areas that offer high profitability and growth potential
- Main customers
  - Heads of families in their 30s and 40s, for whom consulting sales activities work well
  - Also focus on small and medium-sized companies

Sales channels

- Sales force with strong consulting skills
  - Lifeplanner sales employees /Partners (independent agencies)
    - Special knowledge and abundant experience
    - High morale and motivation
    - High productivity

Strengths

- Offering insurance tailored to each customer through consulting-based sales and detailed after-sale follow-up services
  - Stable acquisition of new policies
  - Low lapse and surrender rate and a steady increase in policies in force
  - Maintaining a high level of customer satisfaction and earning us high evaluations from the media and other third parties
- Robust financial health

Today's Topics for Explanation

1. Overview of Sony Life

2. Sony Life's Operating Performance

3. Sony Life's Medium-Term Strategies

Sony Life: Market Position (1) Share

Sony Life

- Despite a shrinking market, our share of new policy amount and policy amount in force is growing steadily

New Policy Amount (Individual Life Insurance)



(Trillions of yen)
(%)
Total of all insurers
Sony Life's share
1H 07
6.3%
06
05
04
03
02
01
00
98
200
150
100
50
0
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
(FY)

Source: *Statistics of Life Insurance Business in Japan*

Note: New policy amount is calculated without adjusting for the impact of conversion.

Policy Amount in Force (Individual Life Insurance)



(Trillions of yen)
(%)
Total of all insurers
Sony Life's share
1H 07
3.1%
06
05
04
03
02
01
00
99
98
97
96
95
94
93
92
2,000
1,500
1,000
500
0
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07
(FY)

Source: *Statistics of Life Insurance Business in Japan*

Sony Life: Market Position (2) Industry Ranking

- Sony Life ranks sixth in new policy amount, and is closing in on the top five insurers
- Sony Life maintained its top net increase ranking

◆New Policy Amount* Ranking

Ranking	Insurer	Result (YoY increase/ decrease)	Share (YoY increase/ Decrease)
1(1)	Nippon	3,655.5(63.6)	12.4(-3.2)
2(2)	Dai-ichi	3,599.5(81.4)	12.2(-1.1)
3(3)	Sumitomo	3,033.7(71.6)	10.3(-1.1)
4(5)	Daido	2,390.7(108.5)	8.1(+1.8)
5(4)	Meiji Yasuda	2,165.0(87.5)	7.4(-0.1)
6(6)	Sony Life	1,849.3(110.1)	6.3([illegible])
7(8)	ALICO	1,431.2(102.7)	4.9(+0.7)
8(7)	Prudential	1,275.2(93.6)	4.3(-0.2)
9(9)	Fukoku	1,025.1(88.1)	3.5(+0.1)
10(10)	Tokio	986.8(109.3)	3.4(+0.4)

* Excluding on rollover basis All-company total down 14.7% year on year

◆Policy Amount in Force

Ranking	Insurer	Result (YoY increase/ decrease)	Share (YoY increase/ Decrease)
1(1)	Nippon	214,187.5(92.9)	21.4(-0.3)
2(2)	Dai-ichi	171,175.1(95.5)	17.1(±0.0)
3(3)	Sumitomo	136,482.7(93.9)	13.6(-0.1)
4(4)	Meiji Yasuda	120,007.0(92.9)	12.0(-0.1)
5(5)	Asahi	42,054.2(91.2)	4.2(-0.1)
6(7)	Daido	38,657.3(99.8)	3.9(+0.2)
7(6)	Mitsui	38,454.2(90.7)	3.8(-0.1)
8(8)	Fukoku	32,372.2(97.0)	3.2(±0.0)
9(9)	Sony Life	30,643.7([illegible])	[illegible]
10(10)	Prudential	25,147.5(105.0)	2.5(+0.1)

All-company total down 4.5% year on year

◆Net Increase

Ranking	Insurer	Result
1(3)	Sony Life	605.6
2(2)	ALICO	517.5
3(4)	Tokio	423.4
4(1)	Prudential	369.9
5(10)	Mitsui Sumitomo	278.6
6(6)	Aflac	269.3
7(5)	Himawari	264.3
8(28)	Daido	176.9
9(7)	Nipponkoa	88.8
10(8)	Aioi	78.6

Notes: Comparisons for the first half of FY2007
Individual insurance (Units in billions of yen, %)
Source: Materials officially disclosed by individual insurers

Sony Life: Revenue and Profit Structure (1) Product Portfolio

Sony Life

- Product portfolio, centering on death protection

Industrywide Product Portfolio (As of March 31, 2007)

Annualized premiums (Policy amount in force)


Individual annuities
24.4%
Medical protection
and living benefit
23.1%
Death protection
and endowment
(First-sector products)
52.5%

Sony Life's Product Portfolio (As of March 31, 2007)

Annualized premiums (Policy amount in force)


Individual annuities
1.4%
Medical protection
and living benefit
23.3%
Death protection
and endowment
(First-sector products)
75.3%

Source: *Statistics of Life Insurance Business in Japan*

Sony Life: Revenue and Profit Structure (2) EV

- In general, Sony Life's EV, which is a measure of corporate value for life insurers, has been increasing, although EV declined in FY2007

Embedded Value

(Billions of yen)



1,000
800
600
400
200
0
492.0
539.3
776.1
900.5
833.8

	3/2004	3/2005	3/2006	3/2007	3/2008
Total EV	492.0	539.3	776.1	900.5	833.8
EV of new policies	38.9	38.1	34.2	36.7	28.9
■ In force business	381.7	409.6	499.8	638.8	638.9
□ Adjusted net worth	110.2	129.7	276.3	261.7	194.8

Note: Assumptions and calculation methods differ for EV calculated in March 2004, March 2005, March 2006, March 2007 and March 2008.

EV Sensitivity at March 31, 2008

(Billions of yen)

		Amount of Increase (Decrease)	EV Amount
Discount rate	From 6.0% to 5.0%	83.1	916.9
	From 6.0% to 7.0%	(67.5)	766.3
Solvency margin ratio	From 600% to 500%	7.7	841.5
	From 600% to 700%	(8.6)	825.2
Investment yield: +0.25%*	On total investments	59.1	892.8
	On new investments	34.8	868.6
Investment yield: –0.25%*	On total investments	(61.2)	772.5
	On new investments	(35 0)	798.7
Mortality and morbidity	Assumption x 1.1	(65.3)	768.5
Lapse and surrender rate	Assumption x 1.1	(16.1)	817.7
Operating expenses (unit cost to maintain policy)	Assumption x 1.1	(6.5)	827.2

Sony Life

Today's Topics for Explanation

1. Overview of Sony Life

2. Sony Life's Operating Performance

3. Sony Life's Medium-Term Strategies

Sony Life: Future Management Policies (1) Understanding the Environment

Sony Life

- People in their 30s and 40s, Sony Life's primary target customer base, are expected to continue to account for a large portion of Japan's population, offering high growth potential
- However, the senior market will expand as the baby boomer generation moves into retirement, and Japan's low birthrate means that our main customer segment will become smaller. We will need to respond to these upcoming changes in market composition.

Demographic Composition and Percentage of New Policies by Age of Insured (Individual Annuities)



(Percentage)
All Japanese Insurers
Sony Life
45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
~19
20~29
30~39
40~49
50~59
60~
(age)

Source: Prepared by Sony Life based on the *Life Insurance Business Overview*, fiscal 2006

Changes in Population Composition



(Thousands)
2005
2010 (forecast)
2,500
2,000
1,500
1,000
500
0
Second-generation baby boomers
0
10
20
30
40
50
60
70
80
90
100~
(age)

Sources: *Annual Report on Current Population Estimates* (Statistics Bureau, Ministry of Internal Affairs and Communications) and *Population Projections for Japan* (National Institute of Population and Social Security Research)

Sony Life: Future Management Policies (2) Major Tasks

Sony Life

- Strengthen and confirm our insurance claim payment management structure
  - Ensure thorough customer follow-up and measures to prevent recurrence through a special project for the introduction of countermeasures to strengthen the insurance claim payment management structure
- Enhance market share in the highly profitable death protection field, ensuring profitability
  - Make even better use of our sales channels in this domain, where consulting-based sales is particularly effective
  - Strengthen our after-sale follow-up structure to build lifelong relationships with customers
- Concentrate on the medical and nursing care field
  - Provide attractive products and services for this sector, expanding and entrenching business in this market
- Prepare a product development structure in the individual annuities segment
  - By establishing a joint venture with AEGON in the field of annuities, employ consulting-based sales to make individual annuities a pillar of survivor protection, along with death protection
- Expand business domains
  - Ensure growth through the expansion of business in Japan, including through M&A activities, as well as by developing business in overseas markets

Recent Initiatives

- Introduced proprietary Life Planning Support Service (LiPSS) software to help customers develop life plans and select optimal coverage for such plans (October 2006)
- Concluded basic agreement to form business tie-up with Watami Co., Ltd., in the nursing care business (September 2006)
- Began selling whole life nursing-care insurance (November 2006)
- Established company to prepare for the establishment of annuities joint venture (August 2007)
- Introduced new system spanning entire insurance operation (October 2007, March 2008)
- Began selling whole life cancer insurance (April 2008)

Planned Future Initiatives

- Expand and improve efficiency of Lifeplanner and Partner channels
- Ensure profitability by maintaining or improving product competitiveness
- Introduce customer communication support system (FY2009)
- Begin operations at annuities joint venture subsidiary (FY2008)
  - Commence sales at bank counters and through Lifeplanner channel
- Consider establishing life insurance subsidiary in East Asia (Greater China)

Sony Life: Target Figures from a Business Perspective

■Hone our competitive edge, from the dual standpoints of growth and soundness

Growth

■Expand sales channels
- Aim for Lifeplanner sales employees to number 4,000 by FY2010

■Raise corporate value
- Continue to raise corporate value, achieving EV of between ¥1 trillion and ¥1.1 trillion by March 31, 2011
- Through annual growth of more than 4%, aim to achieve policy amount in force of ¥36 trillion by March 31, 2011
- Also continue to expand business domains to achieve higher levels of future growth

Soundness

■Maintain a high level of financial soundness
- Maintain or increase ratings
- Take appropriate action to shift toward accounting standard based on economic value

(Reference) Credit Ratings (as of March 31, 2008)

A.M. Best Company, Inc.	Financial strength rating	A+ (Superior)
Rating and Investment Information, Inc.	Insurance claims paying ability	AA (A very high capacity for payment of insurance claims)
Japan Credit Rating Agency, Ltd.	Ability to pay insurance claims	AA(A very high capacity to honor the financial commitment on the obligation)
Moody's Investors Service, Inc.	Insurance financial strength rating	Aa3
Standard and Poor's	Financial strength rating	A+ (Strong)

Sony Life: EV Growth Targets through FY2010

Sony Life


(Billions of yen)
1,200
1,000
800
600
400
200
0
Value of insurance in force
Adjusted net assets
492.0
539.3
776.1
900.5
833.8
1,000.0~1,100.0
'04.3
'05.3
'06.3
'07.3
'08.3
...
'11.3

	3/2004	3/2005	3/2006	3/2007	3/2008
Total EV	492.0	539.3	776.1	900.5	833.8
In force business	381.7	409.6	499.8	638.8	638.9
EV of new policies	38.9	381	34.2	36.7	28.9
Adjusted net worth	110.2	129.7	276.3	261.7	194.8

(Billions of yen)

Note: These figures indicate traditional embedded value (TEV). The company is considering a shift to market consistent embedded value (MCEV).

Sony Assurance

Sony Assurance

Sony Financial Holdings

Today's Topics for Explanation

1. Overview of Sony Assurance
2. Sony Assurance's Operating Performance
3. Sony Assurance's Medium-Term Strategies

Sony Assurance, Present and Past

■Overview

Name	Sony Assurance Inc.
President	Shinichi Yamamoto
Established	June 10, 1998 (as Sony Insurance Planning Co., Ltd.)
Head office	11F Aroma Square, 37-1, Kamata 5-chome, Ota-ku, Tokyo, Japan 144-8741
Phone	+81-3-5744-0300
Capitalization	¥40,000 million (common stock of ¥20,000 million, capital reserve of ¥20,000 million)
Share ownership	Wholly owned by Sony Financial Holdings Inc.
Business	Non-life insurance business

■Timeline

Jun.	1998	Sony Insurance Planning Co., Ltd., established
Jul.	1999	Head office moves to Ota-ku, Tokyo
Aug.	1999	Capital increased to ¥10,000 million
Sep.	1999	Receives license from the Financial Reconstruction Commission, Financial Services Agency, to conduct non-life insurance business (Name changed to Sony Assurance Inc.)
		Begins accepting automobile insurance applications over the Internet
Oct.	1999	Begins accepting automobile insurance applications over the telephone
Jul.	2000	Capital raised to ¥20,000 million (¥10,000 million increase)
Aug.	2001	Capital raised to ¥30,000 million (¥10,000 million increase)
Jun.	2002	Begins offering medical and cancer insurance
Jun.	2003	Capital raised to ¥40,000 million (¥10,000 million increase)
Apr.	2004	Becomes subsidiary of Sony Financial Holdings

Vision & Mission


Vision

Instilled with a Sony-like environment of unconstrained of ideas, we offer new lifestyle opportunities in a spirit of creativity and innovation.


Mission

Through direct communication, we provide reasonable, quality insurance services that help make customers' lives safer and more secure.

Corporate Slogan

FEEL THE *Difference*

A difference that will change insurance

Innovative and Professional
Always innovative; professional product quality guaranteed

◆

Progress with Customers
Moving alongside and progressing in step with our customers

◆

Committed Service and One-on-One Solutions
Service that demonstrates our deep commitment to customers and tailored solutions that show we value the individual

◆

Sincere and Faithful
Acting in the best of faith and responding with sincerity

◆

Convincing Satisfaction
Dedicated to ensuring our customers are satisfied

Operations (1)

Sony Financial Holdings

Main Types of Insurance: Distinctive Products

-Sony Assurance automobile insurance

Automobile insurance offering extensive indemnifications that policyholders appreciate, as well as careful risk segmentation

Original Sony Assurance discount: *Kurikoshi* discount system to match insurance premiums with distance driven; continuation discount; new vehicle discount

Original Sony Assurance policy rider: *Oritemo* coverage policy rider

-SURE medical and cancer insurance policies

Medical insurance with a wide range of coverage and premium options

Original Sony Assurance rider: Half-price policy riders for policyholders from age 60


This year
Next year
Down 50%
Monthly premium for insurance entered into before age 59
Monthly premium from age 60
High-Quality Services
Coverage begins
Age 60

High-Quality Services

-Advanced accident resolution service

Committed service: Speedy accident resolution eases the uncertainty policyholders feel at the time of an accident

Customer response by an appointed staff member within three hours of receiving an accident report

"On the Day, Any Day, Response" service

Operations (2)

Target customers

- Individual customers

Number of policies in force

- 1,024,448 polices, as of March 31, 2008

Sales channels

- Direct channel via customer centers (telephone) and the Internet
- Tie-up channel that operates via agencies and other tie-up partners

Television commercial


919919

Newspaper advertisement


さぁ、あなたも
ソニー損保の
自動車保険へ。
No.1
919919
919919.com

Sony Financial Holdings

Today's Topics for Explanation

1. Overview of Sony Assurance
2. Sony Assurance's Operating Performance
3. Sony Assurance's Medium-Term Strategies

Direct Automobile Insurance Market

Sony Financial Holdings

Sony Assurance—the leader in direct premiums written since FY2002

Increasing Share by Direct Insurers



Total direct premiums written (all non-life insurance companies in Japan)
(Billions of yen)
Direct automobile insurance market share(%)²
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
97 98 99 00 01 02 03 04 05 06
(FY)

Direct Premiums Written by Six Companies



(Billions of yen)
50
40
30
20
10
0
Sony
Company A
Company B
Company C
Company D
Company E
FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07

Source: *Insurance* magazine

Profit/Expense Structure

Sony Financial Holdings

- In our revenue/expense structure, maintenance of existing policies recover initial costs and generate profits

Profit/Expense Structure for Automobile Insurance



New policies
Maintenance of existing policies
Losses
New policy premiums
Operating expenses
Loss amount
Profit
Premiums on maintenance of existing policies
Operating expenses
Loss amount

Automobile Insurance

•As the percentage of maintenance of existing policies rises, the profit/expense balance improves (Moved into the black in FY2006, calculated according to Japanese GAAP)


Automobile Insurance Policies
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
New policies
Maintenance of existing policies
FY04
FY05
FY06
FY07


Net automobile premiums written
Underwriting profits
+9%
34.2
39.9
43.9
47.0
61%
(2.3)
(1.0)
0.7
1.1
(Billions of yen)
FY04
FY05
FY06
FY07

Past Operating Expense Ratios (Automobile Insurance)

Sony Financial Holdings

値は5/21に確定


Automobile Insurance Operating Expense Ratio
34%
32%
30%
28%
Major company E
Major company D
Major company A
Major company C
Major company B
Sony Assurance
FY2004
FY2005
FY2006
FY2007

Sources: Compiled by Sony Assurance based on individual companies' financial reports

Past Loss Ratios (Automobile Insurance)

値は5/21に確定



Automobile Insurance Loss Ratio (Written Basis)
70%
65%
60%
55%
50%
Major company C
Major company E
Major company B
Major company A
Major company D
Sony Assurance
FY2004
FY2005
FY2006
FY2007

Loss ratio = net claims paid/net premiums written
(Including loss adjustment expenses)



Automobile Insurance Loss Ratio (Earned Basis)
75%
70%
65%
60%
Major company C
Major company B
Major company E
Major company A
Major company D
Sony Assurance
FY2004
FY2005
FY2006
FY2007

Loss ratio = (net claims paid + provision for outstanding claims) / earned premium (要確認: 既経過保険料)
(Including loss adjustment expenses)

Sources: Compiled by Sony Assurance based on individual companies' financial reports

Operating Performance (1)

Sony Financial Holdings

Net Premiums Written and Number of Policies in Force



(Billions of yen)
(Thousands of policies)
Other
Personal accident insurance
Automobile insurance
Number of policies in force
60
50
40
30
20
10
0
1,500
1,000
500
0
37.8
45.2
50.4
55.0
670
820
930
1,020
FY2004
FY2005
FY2006
FY2007

Number of policies in force = Automobile insurance + SURE

Combined Ratio



(%)
Net loss ratio
Net expense ratio
100
80
60
40
20
0
86.5
82.5
79.9
80.3
51.9
52.3
53.6
53.5
34.6
30.3
26.3
26.7
FY2004
FY2005
FY2006
FY2007

Net loss ratio includes loss adjustment expenses.

Operating Performance (1) Reference

Combined Ratio



□ Net expense ratio □ Net loss ratio
(%)
100
80
60
40
20
0
86.5
82.5
79.9
80.3
51.9
52.3
53.6
53.5
34.6
30.3
26.3
26.7
FY04
FY05
FY06
FY07

Net loss ratio includes loss adjustment expenses.

Combined Ratio (Using the Earned Loss Ratio)



□ Net expense ratio □ Earned loss ratio
(%)
100
80
60
40
20
0
100.1
94.9
89.9
89.0
65.5
64.6
63.6
62.3
34.6
30.3
26.3
26.7
FY04
FY05
FY06
FY07

Earned loss ratio = net claims paid + loss adjustment expenses + accumulation in reserves for outstanding claims / earned premium (要確認: 既経過保険料)

Excluding earthquake insurance and automobile liability insurance

Operating Performance (2)

Sony Financial Holdings

Ordinary Profit (Loss)



(Billions of yen)
3
2
1
0
-1
-2
-3
2.8
2.0
(0.7)
(2.8)
FY2006
FY2007

Solvency Margin Ratio



(%)
1,500
1,000
500
0
1,095.2
976.1
1,009.7
1,073.9
03/31/05
03/31/06
03/31/07
03/31/08

Today's Topics for Explanation

1. Overview of Sony Assurance

2. Sony Assurance's Operating Performance

3. Sony Assurance's Medium-Term Strategies

Medium- to Long-Term Strategies

Sony Financial Holdings

Medium- to Long-Term Targets

Profitability:
Maintain profitability sufficient to sustain adjusted ROE of 10% or more

Growth:
Continue growing, with the aim of achieving direct premiums written of ¥100.0 billion

Growth (Direct Premiums Written) and Soundness

FY2004 direct premiums written ¥37.5 billion → FY2007 direct premiums written ¥54.6 billion → FY2010 direct premiums written ¥70.0 billion



(Billions of yen)
(Thousands of policy)
Direct premiums written
Number of policies in force
80
70
60
50
40
30
20
10
0
2,000
1,500
1,000
500
0
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Number of policies in force = automobile insurance + SURE

Solvency Margin Ratio



(%)
1,500
1,000
500
0
1,095
976
1,010
1,074
1,104
1,128
1,140
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Profitability: Combined Ratio

Sony Financial Holdings

Combined Ratio (Using the Earned Loss Ratio)



Net expense ratio
Earned loss ratio
(%)
100
80
60
40
20
0
100.1
94.9
89.9
89.0
92.3
92.0
91.3
65.5
64.6
63.6
62.3
34.6
30.3
26.3
26.7
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010

Earned loss ratio = net claims paid + loss adjustment expenses + accumulation in reserves for outstanding claims / earned premium (要確認: 既経過保険料)

Excluding earthquake insurance and automobile liability insurance

Profitability: Adjusted ROE

Adjusted ROE and Adjusted Profit



(Billions of yen)
20%
15%
10%
5%
0%
-5%
-10%
4
3
2
1
0
-1
-2
Adjusted ROE
Adjusted profit
FY04
FY05
FY06
FY07
FY08
FY09
FY10

Adjusted ROE = Adjusted profit / adjusted capital

Adjusted profit = net income (after tax) + provision for special catastrophe reserves
(要確認:危険準備金繰入額=異常危険準備金繰入額？) (after tax) + provision for reserves for price fluctuation (after tax)

Adjusted capital = average value during the year of (net assets + special catastrophe reserves
(要確認:危険準備金=異常危険準備金？) (after tax) + provision for reserves for price fluctuation (after tax))

Ongoing Growth in Each of Our Three Existing Businesses

Sony Financial Holdings

Sony Bank

Today's Topics for Explanation

1. Overview of Sony Bank
2. Sony Bank's Operating Performance
3. Sony Bank's Medium-Term Strategies

Corporate Philosophy

Sony Bank

Be fair.

- **Be fair**
- **Support the growth of the Japanese economy**
- **Provide asset management tools**
- **Make maximum use of information technology**
- **Offer individually tailored services**
- **Provide more advantageous products and better services**
- **Create an infrastructure to provide services over the Internet**
- **Foster a liberating and pleasant business environment**

Business Model

Sony Bank

Customer profile

Sex: 70% male

Age: 80% in 30s to 50s

Location: 80% in Japan's three major metro areas

Metropolitan businesspeople

MONEYKit

A "money toolbox" interface to assist customers as they consider, research and carry out transactions



- Yen deposits
- Foreign currency deposits
- Investment trusts
- Mortgage loans
- Financial product intermediation
- "Life passbook"

Sony Bank

- For individuals' portfolios
- Provide innovative products and services
  - By forging a link between banking and securities, propose new financial products and services that are one-half step ahead of the market
- Raise flexibility for individuals
  - Increase the freedom individuals feel from the constraints of time and location by allowing banking transactions to be conducted 24 hours a day from the comfort of home
- Bring individuals and markets closer
  - Use information technologies to offer interest rates, pricing and commissions that are nearer market rates

Market Position

Sony Bank

We enjoy a unique position as an "investment bank for individuals."


Main bank
Settlement
Asset Management
Sub-bank
Main bank
Settlement bank
Asset management bank
Sony Bank

Business Expansion and Profits

■Retail Balance


Retail balance: Total of customer transactions
Number of accounts (thousands)
26.9
36.8
43.0
49.2
61.0
(Billions of yen)
Loans
Investment trusts
Foreign-currency deposits
Yen deposits
458.2
702.6
914.4
1,133.4
1,594.2
63.0
16.4
107.2
271.6
126.3
29.6
159.1
387.6
239.4
75.1
148.9
451.0
284.7
96.5
147.8
604.4
347.0
102.9
251.7
892.6
2003
2004
2005
2006
2007

■Profits


(Billions of yen)
Gross operating profit
General and administrative expenses
Ordinary profit
5.8
3.8
-2.2
6.9
5.3
-1.7
9.4
7.1
2.2
9.1
7.7
1.4
11.0
8.1
2.7
03
04
05
06
07 (FY)

Securities (Breakdown)

Sony Financial Holdings

■Securities, by Sector


(Billions of yen)
354.4
323.6
451.5
381.2
488.8
195.2
169.1
215.2
183.0
182.6
25.9
23.0
10.0
45.6
84.7
39.2
85.4
122.4
95.1
10.3
10.5
95.1
45.6
76.0
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08
Others
Funds
Corporate and financial bonds
Japanese government-affiliated institution and foreign government bonds
Floating-rate Japanese government bonds
Fixed-rate Japanese government bonds

■Securities (by Ratings)


(Billions of yen)
P-2
P-1
BB or lower
BBB
A
AA
AAA
67.3
112.5
31.8
141.9
69.4
81.5
17.0
146.6
63.4
121.1
53.6
214.5
62.8
110.1
54.8
157.5
8.3
113.3
69.2
277.3
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

■Unrealized Gains and Losses


(Billions of yen)
0.7
0.4
-6.0
-4.4
-9.0
03/31/04
03/31/05
03/31/06
03/31/07
03/31/08

Revenue and Profit Composition

■Gross Operating Profit

* Internal management basis



◆ Average balance of deposits
324.4
466.8
586.4
683.3
918.2
(Billions of yen)
Net other income (loss)
Net fees and commissions
Net interest income
3.8
5.3
9.4
9.1
11.0
1.6
2.3
-0.1
1.4
4.0
-0.0
2.8
0.3
6.4
1.3
0.4
7.3
1.4
0.3
9.3
FY 03
FY 04
FY 05
FY 06
FY 07

■Basic Balance and Interest Spread

* Internal management basis



◆ Interest spread
0.56%
0.64%
0.88%
0.90%
0.91%
* Interest spread = Yield on investment – Yield on financing
(Billions of yen)
Net interest income
General and administrative expenses
Basic balance
2.3
4.0
6.4
7.3
9.3
3.6
2.9
-0.7
-0.3
1.1
-5.8
-6.9
-7.1
-7.7
-8.1
FY 03
FY 04
FY 05
FY 06
FY07

* Internal management basis: Of transactions treated as "net other income (loss)" and "net fees and commissions" from a financial accounting standpoint, real investment gains or losses are recognized as "investment of assets" from a managerial accounting standpoint.

Future Management Policy: The Second Stage—Acceleration of Growth

Sony Financial Holdings

Positioning fiscal 2008 as our "second stage," we aim to take a new step toward realizing our corporate philosophy. At the same time, we will fully leverage the management base we have established to date to achieve an acceleration of growth.



"Second Stage"
From customer satisfaction to increased loyalty
Business expansion, revenue and profit strength
FY2008 to FY2010
FY2006 to FY2008
Until FY2006
Acceleration of growth
Setting the stage to accelerate growth
Building a profitable business

Management Policies and Priority Measures

■Medium-Term Management Targets

Establish ourselves as bank that is the clear leader in customer satisfaction

■Medium-Term Management Policies

- ■Acceleration of growth
- ■Establish a firm presence as an asset management bank
- ■Raise efficiency
- ■Forge stronger win–win relationships with customers

■Medium-Term Priority Measures

Strengthen products and services

1. Maintain our unique position
2. Earn unswerving customer support
3. Leverage existing customer base to cultivate new customers

Enhance ALM

1. Promote ALM through overall balance sheet optimization
2. Raise ROE by optimizing allocation of capital
3. Strengthen investment to accelerate growth

Raise Level of Reliability

Raise the level of trust with each stakeholder, building even stronger win–win relationships at each level.

1. Achieve operational excellence
2. Initiate environmental activities
3. Balance profitability and soundness
4. Strengthen management control structure

■Numeric Targets

◆ FY2007

ROE*	4.5%
Capital adequacy ratio	9.15%
Retail balance	¥1,594.4 billion

* Real ROE after adjusting for tax effects (effective tax rate of 40%). ROE of 12.4% on a financial accounting basis.

◆ FY2010

ROE*	More than 8%
Capital adequacy ratio	Approx. 10%
Retail balance	¥2,600 billion

Responding to Customers' Asset Management Needs

Sony Financial Holdings

■The Sony Bank Hypothesis (at Establishment)

Although individuals are perceived to be risk-averse, if they are given more flexibility and allowed to conduct transactions at near-market rates, even if they shoulder some degree of risk they will be interested in earning high rates of interest through foreign currency deposits.

- ■ Transactions possible over the Internet 24 hours a day, 365 days a year
- ■ Transaction rates linked to market rates and shown in real time
- ■ One-way foreign exchange commissions of ¥0.25 yen to the U.S. dollar

■Changing Asset Management Styles

Emergence of medium- to long-term asset management styles employing foreign currency time deposits with high interest rates, as well as short-term asset management styles targeting foreign exchange gains on transactions taking advantage of exchange rate fluctuations

■Growing Needs

- ■ Desire to hedge foreign exchange
- ■ Desire to generate profits denominated in yen
- ■ Lower exchange commissions

Emergence of FX providers

■Sony Bank's Response

August 2007 introduction of "preferential system on foreign currency deposits," offering preferential rates on foreign exchange commissions according to deposit balance

May 2008

Commenced foreign exchange margin transactions

- ■Rates set every 0.01 of a yen
- ■Real time shifts from regular foreign currency deposits
- ■Extensive information content

* Market share calculated from the Bank of Japan's "Domestic Bank Accounts/Individual Foreign Currency Deposits"



Foreign currency deposits (billions of yen)
Market share
0.5%
1.5%
2.5%
3.6%
4.5%
5.2%
5.7% (As of February 2008)
15.2
48.6
107.2
159.1
148.9
147.9
251.7
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008

Product and Service Expansion and a Broader Base to Generate Revenue and Profits

Sony Financial Holdings



MONEYKit
Sony Bank Securities
Yen deposits
Foreign-currency deposits
Loans
Net interest income
Sony Bank customer portfolios
Stocks
ETF
REIT
Net fees and commissions (Commissions, etc.)
Investment trusts
Insurance
Foreign exchange margin transactions
Credit card settlement

While developing products to meet diverse customer needs, we will build a broader base from which to generate revenue and profits.



■Non-Interest Income Ratio
More than 30%
19%
15%
2006
2007
2008
2009
2010
(Fiscal year)

Balance Between Profitability and Soundness

Sony Financial Holdings

●Improve ROE

- Raise efficiency through business expansion
- Improve allocation of capital
- Improve non-interest income ratio



■ ROE (after adjustment for tax effects)
ROE of more than 8%
4.5%
2.3%
11.49%
9.15%
Capital adequacy ratio of approximately 10%
Capital adequacy ratio

●Maintain Capital Adequacy Ratio

- Increase capital as and when appropriate, in line with acceleration of growth
- Employ subordinate (Tier 2) capital



Tier2
Tier1
Capital
(Billions of yen)
374
374
2006
2007
2008
2009
2010
(Fiscal year)


Sony Life
Sony Financial Holdings
Sony Assurance
Sony Bank

Group Synergy

- Foster steady contribution to revenue and profits by cross-selling automobile insurance and mortgage loans through the Lifeplanner channel
- Enjoy mutual benefits from offering fire insurance, group credit insurance and annuities
- Benefit from the December 2007 lifting of the ban on bank counter sales by expanding intra-group product offerings
- Continue to explore Group synergies in addition to cross-selling


Automobile insurance (via Lifeplanners)
New policy premiums (Millions of yen)
Cross-selling share (%)
(Millions of yen)
1,000
500
0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2007 FY2008 FY2009 FY2010
Sony Life
Sony Assurance
Sony Bank
Mortgage loans (via Lifeplanners)
New financing (Millions of yen)
Cross-selling share (%)
(Millions of yen)
15,000
10,000
5,000
0
20.0%
15.0%
10.0%
5.0%
0.0%
FY2007 FY2008 FY2009 FY2010

Note: Figures for FY2008 onward are targets.

Entering New Fields of Business

■Sony Life: Moving toward establishment of joint venture annuities subsidiary with AEGON

◆In 2007, established AEGON Sony Life Planning as preparatory company

◆In May 2008, SFH resolved to accept third-party allocation to raise Sony Life's capital ¥10.0 billion

◆Subsidiary to be capitalized initially at ¥20.0 billion (50:50), including capital reserve

ソニー生命

AEGON

■Sony Bank: Securities subsidiary commenced operations in October 2007

◆Began accepting account applications: October 1, 2007

◆Began handling Japanese stock transactions: October 15, 2007

◆Accounts as of March 31, 2008: 11,883

◆Customer assets as of March 31, 2008: ¥3,899 million

◆Established with aim of creating new securities business through tie-up between bank and securities company

◆Creating diverse lineup of asset management products that banks cannot handle

◆Aiming for profitability in FY2010

ソニーバンク証券

■Other

◆Continuing to explore possibility of establishing a life insurance subsidiary in Greater China

Capital and Dividend Policies

Sony Financial Holdings

- Appropriate assessment of the risks that the Group faces and maintenance of adequate capital corresponding to that risk
- In principle the Company will ensure stable ongoing dividends to shareholders, taking into consideration industry trends and the Group's operating performance, as long as our ongoing soundness as a financial institution is ensured


Net income
Dividends
Steady dividend payments since FY2004
Forecast dividends of ¥3,000 per share for FY2007
Additional capital (Raised by newly issued shares through IPO)
Risks resulting from entering new businesses
Broad-based capital
Amount of risk
External fund-raising

Consolidated Operating Performance Forecast for FY2008

(Billions of yen; line item amounts are truncated below ¥100 million; changes are rounded)

	FY2004	FY2005	FY2006	FY2007	FY2008 (Interim forecast)	FY2008 (Full-year forecast)	Percentage change
Consolidated ordinary revenues	653.2	758.7	759.2	822.1	430.0	884.0	+ 7.5%
Of which, life insurance business	604.0	696.4	689.5	741.3	386.0	793.0	+ 7.0%
Of which, non-life insurance business	38.1	45.7	51.0	55.6	30.0	59.8	+ 7.5%
Of which, banking business	11.3	17.2	19.4	25.9	14.4	30.7	+ 18.5%
Consolidated ordinary profit	12.2	25.3	18.3	44.5	18.0	37.0	(16.9%)
Of which, life insurance business	17.0	24.3	14.8	39.0	17.0	34.0	(13.0%)
Of which, non-life insurance business	(2.8)	(0.7)	2.0	2.8	0.6	1.3	(53.9%)
Of which, banking business	(1.6)	2.2	1.3	2.4	0.5	1.3	(45.9%)
Consolidated net income	6.3	11.5	10.0	24.2	10.0	21.0	(13.4%)

Additional Information

We expect ordinary revenues to continue increasing, owing to the robust expansion of each business. However, ordinary profit is expected to decrease, for the reasons described below.

■ **Life insurance business**

The yield on general account investments is expected to fall, compared with FY2008.

■ **Non-life insurance business**

The operating expense ratio is expected to rise slightly, owing to higher system-related expenses.

■ **Banking business**

Expenses are expected to increase: system-related and other expenses are expected to increase, Sony Bank Securities is expected to operate in the red initially, and goodwill will be amortized, among other factors.

Consolidated Ordinary Revenues



(Billions of yen)
Banking business
Non-life insurance business
Life insurance business
800
600
400
200
0
653.2
758.7
759.2
822.1
884.0
(Forecast)

Consolidated Ordinary Profit



(Billions of yen)
Banking business
Non-life insurance business
Life insurance business
12.2
25.3
18.3
44.5
37.0
(Forecast)

Medium-Term Management Targets (FY2010)

Sony Financial Holdings

Key Management Benchmarks

- Consolidated ordinary revenues, consolidated ordinary profit and consolidated net income
- Consolidated adjusted ROE

Sony Life Embedded Value and Adjusted ROE

Target EV of ¥1–1.1 Trillion by FY2010



(Billions of yen)
1,000
500
0
2004 2005 2006 2007 2008 2009 2010 (FY)

Source: Sony Life
Notes: Calculation of Adjusted ROE
Numerator: Net increase in EV plus dividend
Denominator: The average of (EV at previous fiscal year-end — dividend + EV at current fiscal year-end)

Sony Assurance Net Income and Adjusted ROE

Aim to Maintain Adjusted ROE of 10% or Higher



Net income
Adjusted ROE (%)
20%
10%
0%
-10%
(Billions of yen)
2
1
0
-1
-2
2004 2005 2006 2007 2008 2009 2010 (FY)

Source: Sony Assurance
Notes: Calculation of Adjusted ROE
Numerator: Net income plus an increase in provision for special catastrophe reserves (after-tax) and an increase in reserve for price fluctuations (after-tax)
Denominator: The average of (shareholders' equity or net assets + special catastrophe reserve and reserve for price fluctuations (after-tax)) as of the previous fiscal year-end and the current fiscal year-end

Sony Bank Net Income and ROE

Target ROE of 8% or More



Net income (¥)
ROE (%)
20%
10%
0%
-10%
(Billions of yen)
6
4
2
0
-2
2004 2005 2006 2007 2008 2009 2010 (FY)

Source: Sony Bank
Notes: Calculation of ROE
Numerator: Net income
Denominator: The average of shareholders' equity or net assets as of the previous fiscal year-end and the current fiscal year-end

Thank you!

APPENDIX

Comparison with Sony Corporation's Consolidated Financial Services Segment

* "SFH" refers to "Sony Financial Holdings Inc."

	Financial Services Segment of Sony Corporation, Consolidated (U.S. GAAP)	SFH* Consolidated (Japan GAAP)
Treatment of new policy acquisition costs (Concerns the life insurance business and the medical care insurance portion of the non-life insurance business)	The portion of costs related to acquiring new policies or changes in these costs that is deemed recoverable is deferred.	Costs are treated as expenses during the period in which they are incurred.
Method of calculating policy reserves (insurance policy liabilities) (Concerns the life insurance business and the medical care insurance portion of the non-life insurance business)	Under U.S. GAAP, calculated according to the net level premium method using insurance actuarial figures.	Calculated according to methods approved by regulatory bodies. Computed with an emphasis on the early accumulation of policy reserves from the standpoint of protecting policyholders.
Treatment of the market value of convertible bonds held (Concerns the life insurance business)	Changes in the fair value (changes in the market value) of so-called "hybrid financial products," which include derivatives, are posted to the income statement as profits or losses.	Changes in fair value are posted to the balance sheets as increases or decreases in net assets.

Notes:
1. The above-mentioned differences between U.S. GAAP and Japan GAAP are deemed material to SFH's consolidated ordinary profit for FY2007.
2. The scope of Sony Corporation's consolidated Financial Services segment and SFH's consolidation differ, as follows:
   - Sony Corporation's consolidated Financial Services segment: Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., Sony Finance International Inc., others
   - SFH consolidated: Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., Sony Bank Securities Inc., Sony Life Insurance (Philippines) Corporation
3. Under U.S. GAAP, the book value at the date of conversion to shares is used as the market value of shares converted from convertible bonds (CBs), whereas under Japanese accounting principles the book value is carried as the CB acquisition price even after conversion. Consequently, total gains or losses on the sales of shares converted from CBs (differences between selling prices and book values), and total impairment losses (differences between market value and book value)—of stocks included in the scope of impairment loss accounting—differ depending on the use of U.S. or Japanese GAAP.

Sony Financial Holdings

Contact:

SFH Corporate Communications & Investor Relations Department
Sony Financial Holdings Inc.
TEL: +81-3-5785-1074

Consolidated Financial Summary
for the Fiscal Year ended March 31, 2008

May 16, 2008

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/index_en.html/)
Stock exchange listings: Tokyo Stock Exchange (code number: 8729)
Representative: Teruhisa Tokunaka, President and Representative Director
For inquiry: Masaaki Konoo, General Manager – Corporate Communications & Investor Relations Dept.

(discarding fractional amounts of less than 1 million yen)

1. Consolidated financial results for the year ended March 31, 2008

(1) Operating results

	Ordinary Revenues		Ordinary Profit		Net Income	
	millions of yen	% change	millions of yen	% change	millions of yen	% change
For the year ended March 31, 2008	822,153	(+8.3)	44,500	(+142.5)	24,255	(+142.0)
For the year ended March 31, 2007	759,280	(+0.1)	18,354	(-27.7)	10,021	(-13.1)

	Net Income per Share	Net Income per Share (Fully Diluted)	Net Income on Stockholders' Equity	Ordinary Profit on Total Assets	Ordinary Profit on Ordinary Revenues
	yen	yen	%	%	%
For the year ended March 31, 2008	11,357.53	-	9.2	1.0	5.4
For the year ended March 31, 2007	4,772.09	-	3.8	0.4	2.4

Note: Equity in earnings of affiliates: For the year ended March 31, 2008: ¥ - million
For the year ended March 31, 2007: ¥ - million

(2) Financial conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share
	millions of yen	millions of yen	%	yen
As of March 31, 2008	4,977,450	261,627	5.3	120,288.66
As of March 31, 2007	4,323,780	270,179	6.1	126,549.38

Notes: 1. Stockholders' equity: As of March 31, 2008: ¥261,627 million
As of March 31, 2007: ¥265,753 million

Stockholders' equity is computed by excluding minority interests from total net assets at the end of fiscal year.

2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of the fiscal year.

(3) Cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at end of fiscal year
	millions of yen	millions of yen	millions of yen	millions of yen
For the year ended March 31, 2008	445,452	(605,280)	22,300	136,186
For the year ended March 31, 2007	258,171	(87,215)	(6,500)	273,760

2. Dividends

Fiscal year	Dividend per Share		
	Interim dividend	Annual dividend	Total
	yen	yen	yen
For the year ended March 31, 2007	-	3,095.24	3,095.24
For the year ended March 31, 2008	-	3,000.00	3,000.00
For the year ending March 31, 2009(projection)	-	3,000.00	3,000.00

3. Projected consolidated financial results for the year ending March 31, 2009

(percentage figures represent changes from the results of the previous fiscal year)

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
	millions of yen	% change	millions of yen	% change	millions of yen	% change	yen
For the six months ending September 30, 2008	430,000	6.3	18,000	(34.7)	10,000	(40.2)	4,597.70
For the year ending March 31, 2009	884,000	7.5	37,000	(16.9)	21,000	(13.4)	9,655.17

4. Other Information

(1) Changes in significant subsidiaries during the fiscal year (changes in specified subsidiaries accompanying changes in scope of consolidation): None

(2) Changes in significant accounting principles, policies and presentation
(a) Changes due to revision of accounting standards : Yes
(b) Changes due to other reason : None
(Note) Refer to "Summary of Significant Accounting Policies", on page F-5, for details.

(3) Number of shares outstanding
(a) Number of shares outstanding (including treasury shares)
As of March 31, 2008: 2,175,000 shares
As of March 31, 2007: 2,100,000 shares
(b) Number of treasury shares
As of March 31, 2008: - shares
As of March 31, 2007: - shares
(Note) Refer to "Per Share Information", on page F-9, for number of shares used in calculating net income per share.

I. Operating Performance

1. Analysis of Operating Performance

Ordinary revenues grew 8.3% during the fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008), to ¥822.1 billion, owing to performance increases in all of our businesses: life insurance, non-life insurance and banking.

In the life insurance business, the amount of insurance in force remained robust, boosting income from insurance premiums, while general account investment income also increased, resulting in a 7.5% increase in ordinary revenues compared with the preceding fiscal year, to ¥741.3 billion. In the non-life insurance business, net premiums written increased in line with a steady rise in the number of policies, mainly automobile insurance policies, pushing up ordinary revenues 9.1% compared with the preceding fiscal year, to ¥55.6 billion. In the banking business, higher business volume boosted interest income, such as interest on loans. Ordinary revenues consequently increased 33.4% compared with the preceding fiscal year, to ¥25.9 billion.

Ordinary expenses increased 5.0% compared with the preceding fiscal year, to ¥777.6 billion, in line with increased expenses in all of our businesses.

In the life insurance business, ordinary expenses grew 4.0% compared with the preceding fiscal year, to ¥702.2 billion, owing to an increase in insurance claims and other payments, despite the absence of an increase in the current fiscal year of the provision for policy reserve as was incurred in the preceding fiscal year. In the non-life insurance business, net losses paid increased in line with an increase in the number of policies in force, causing ordinary expenses to grow 7.9%, to ¥52.8 billion. In the banking business, higher interest expenses in line with the increase in deposits pushed up ordinary expenses 30.1% compared with the preceding fiscal year, to ¥23.5 billion.

Ordinary profit increased 142.5% compared with the preceding fiscal year, to ¥44.5 billion, reflecting stronger performance in all of our businesses, as described above. Broken down by business, in the life insurance business ordinary profit was up 162.5% compared with the preceding fiscal year, to ¥39.0 billion; in the non-life insurance business ordinary profit was up 37.8%, to ¥2.8 billion; and in the banking business ordinary profit was up 77.4%, to ¥2.4 billion.

Sony Financial Holdings Inc. ("SFH") posted **extraordinary losses** of ¥3.8 billion, owing mainly to an increase in the provision for reserves for price fluctuation in the life insurance business.

Net income rose 142.0% compared with the preceding fiscal year, to ¥24.2 billion, reflecting the increase in ordinary profit.

Segment Information by Business

Ordinary Revenues

(Millions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Life insurance business	689,871	**741,340**	+7.5
Non-life insurance business	51,020	**55,649**	+9.1
Banking business	19,470	**25,979**	+33.4
Subtotal	760,362	**822,969**	+8.2
Corporate and eliminations	(1,081)	**(815)**	–
Consolidated	759,280	**822,153**	+8.3

Ordinary Profit

(Millions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Life insurance business	14,888	**39,077**	+162.5
Non-life insurance business	2,044	**2,817**	+37.8
Banking business	1,354	**2,401**	+77.4
Subtotal	18,286	**44,296**	+142.2
Corporate and eliminations	67	**204**	—
Consolidated	18,354	**44,500**	+142.5

Financial Results Forecast for the Fiscal Year Ending March 31, 2009

SFH's consolidated financial results forecast for the fiscal year ending March 31, 2009 (April 1, 2008 through March 31, 2009) is as follows. No changes have been made to the consolidated results forecasts previously announced on May 14, 2008.

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
For the six months ending September 30, 2008			
Current forecast announcement	430	18	10
(Reference) Actual financial results for previous period (Six months ended September 30, 2007)	404.6	27.5	16.7
For the year ending March 31, 2009			
Current forecast announcement	884	37	21
(Reference) Actual financial results for previous period (Year ended March 31, 2008)	822.1	44.5	24.2

(Reference)

Financial results forecasts (ordinary revenues and ordinary profit) of each business segment for the fiscal year ending March 31, 2009 (April 1, 2008 through March 31, 2009) are as follows.

<Life insurance business> (Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months ending September 30, 2008		
Current forecast announcement	386	17
(Reference) Actual financial results for previous period (Six months ended September 30, 2007)	365.7	24.0
For the year ending March 31, 2009		
Current forecast announcement	793	34
(Reference) Actual financial results for previous period (Year ended March 31, 2008)	741.3	39.0

<Non-life insurance business> (Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months ending September 30, 2008		
Current forecast announcement	30.0	0.6
(Reference) Actual financial results for previous period (Six months ended September 30, 2007)	27.7	2.0
For the year ending March 31, 2009		
Current forecast announcement	59.8	1.3
(Reference) Actual financial results for previous period (Year ended March 31, 2008)	55.6	2.8

<Banking business> (Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months ending September 30, 2008		
Current forecast announcement	14.4	0.5
(Reference) Actual financial results for previous period (Six months ended September 30, 2007)	11.5	1.4
For the year ending March 31, 2009		
Current forecast announcement	30.7	1.3
(Reference) Actual financial results for previous period (Year ended March 31, 2008)	25.9	2.4

2. Analysis of Financial Condition

(1) Assets, Liabilities and Net Assets

As of March 31, 2008, **total assets** amounted to ¥4,977.4 billion, up 15.1% from March 31, 2007.

The principal reasons for this rise were increases to ¥2,930.4 billion in securities (up 10.6% from March 31, 2007), mostly Japanese government bonds, ¥895.6 billion in monetary trusts (up 24.7%), ¥424.8 billion in call loans and bills bought (up 27.8%) and ¥455.7 billion in loans (up 19.5%).

Total liabilities amounted to ¥4,715.8 billion, up 16.3% from March 31, 2007. One of the largest components of liabilities, policy reserve and others, increased 9.4% from the end of the previous fiscal year, to ¥3,454.1 billion. Also, deposits came to ¥1,143.4 billion, up 52.0%.

Total net assets amounted to ¥261.6 billion, down 3.2% from March 31, 2007. Of this amount, net unrealized gains on other securities, net of taxes, were ¥74.9 billion on March 31, 2008, down ¥50.1 billion from March 31, 2007, owing to a market downturn.

(2) Cash Flows

Net cash provided by operating activities was ¥445.4 billion. Major factors included inflows from a net increase in deposits and, an increase in insurance reserves which exceeded outflows from a net increase in call loans and bills bought.

Net cash used in investing activities was ¥605.2 billion. The primary reason was an increase in payments for purchases of securities, exceeding proceeds from sale and redemption of securities.

Net cash provided by financing activities was ¥22.3 billion. This amount represents ¥28.8 billion received from the issuance of common stock in line with the October 2007 listing of SFH's shares on the Tokyo Stock Exchange, less ¥6.5 billion in cash dividends paid.

As a result of the above factors, cash and cash equivalents at March 31, 2008, were ¥136.1billion, down ¥137.5 billion from March 31, 2007.

(3) Net Asset Ratio

	As of March 31, 2007	**As of March 31, 2008**
Net asset ratio	6.1%	**5.3%**
Net asset ratio based on market value	—	**17.6%**

Notes: 1. Net asset ratio: stockholder's equity/total assets x 100

2. Net asset ratio based on market value: total market capitalization/total assets x 100.

This ratio does not apply as of March 31, 2007, as SFH was not listed as of that date.

3. Basic Policy on Returns to Stockholders and Dividends for the Fiscal Years to March 31, 2008 and 2009

SFH considers the steady increase in returns to its stockholders, as well as an increasing return on equity, among its most important management tasks.

SFH's basic policy on returning profits to its stockholders is to ensure stable dividends to stockholders while ensuring the high level of financial soundness that is necessary to maintain the trust of existing customers and attract new ones, as well as securing sufficient retained earnings for future business development.

In keeping with the basic policy outlined above, we expect to pay an annual dividend of ¥3,000 per share for the fiscal year ended March 31, 2008. We also expect to pay cash dividends of ¥3,000 per share for the fiscal year ending March 31, 2009.

With regard to timing, dividend payment will proceed following resolution of the general meeting of shareholders, as in the past, with the fiscal year-end as the record date.

4. Information Concerning Significant Subsidiaries

Below, we describe the operating performance for the fiscal year ended March 31, 2008 (April 1, 2007 through March 31, 2008) of SFH's significant subsidiaries: Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank). Sony Life, Sony Assurance and Sony Bank each separately announce their own results; please refer to the individual companies' websites for more detailed information.

■ Sony Life (Non-Consolidated)

On a non-consolidated basis, Sony Life posted a 7.5% increase in ordinary revenues compared with the preceding fiscal year, to ¥741.2 billion, as the amount of insurance in force remained robust, boosting income from insurance premiums, and general account investment income also increased. Ordinary profit increased 163.8% compared with the preceding fiscal year, to ¥39.2 billion, owing to such factors as the absence of an increase in the current fiscal year of the provision for policy reserve as was incurred in the preceding fiscal year, in addition to an increase in gains from general account asset investment. Net income grew 147.1%, to ¥18.5 billion. Core profit amounted to ¥23.5 billion, declining 3.3% from the preceding fiscal year, owing primarily to higher operating expenses.

Income from insurance premiums grew 7.1% compared with the preceding fiscal year, to ¥648.4 billion, as the amount of insurance in force increased. Compared with the preceding fiscal year, investment income increased 11.1%, to ¥87.4 billion. On the other hand, investment expenses rose 754.0%, to ¥69.8 billion, reflecting deterioration of market environment, owing to impairment losses in mainly domestic shares in general account and higher investment losses on assets held in separate accounts such as domestic shares, convertible bonds and foreign currency denominated marketable securities. Consequently, net investment income—the sum of the general and separate accounts—fell 75.1%, to ¥17.5 billion. Insurance claims and other payments increased 9.9% compared with the preceding fiscal year, to ¥241.1 billion. Operating expenses rose 8.1%, to ¥94.3 billion.

Policy amount in force, which is the total policy amount in force for individual life insurance and individual annuities, grew steadily during the period. Policy amount in force was up 4.1% from March 31, 2007, to ¥31,497.3 billion. The lapse and surrender rate was up 0.33 percentage point compared with the preceding fiscal year, to 6.12%. Annualized premiums from insurance in force rose 5.0% from March 31, 2007, to ¥530.0 billion. Of this amount, the amount attributable to third-sector products rose 4.6%, to ¥122.8 billion.

New insurance sales, which is the total policy amount for new sales of individual life insurance and individual annuities, rose 10.9% compared with the preceding fiscal year, to ¥3,802.5 billion. Annualized premiums from new insurance sales fell 3.2% compared with the preceding fiscal year, to ¥63.4 billion, owing primarily to slower sales of third-sector products. Of this amount, for third-sector products annualized premiums from new insurance sales fell 7.7%, to ¥13.3 billion.

Net unrealized gains on securities dropped 35.5% from March 31, 2007, to ¥127.8 billion.

(1) Principal Income and Expense Items

(Millions of yen, unless otherwise indicated)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change in amount (%) or change in percentage (pt)
Ordinary revenues	689,591	**741,250**	+7.5
Ordinary profit	14,895	**39,290**	+163.8
Core profit	24,366	**23,571**	(3.3)
Negative spread (Billions of yen)	37.3	**26.7**	(28.4)
Net income	7,494	**18,514**	+147.1
Income from insurance premiums	605,561	**648,406**	+7.1
Investment income	78,722	**87,493**	+11.1
Insurance claims and other payments	219,347	**241,106**	+9.9
Investment expenses	8,184	**69,895**	+754.0
Operating expenses	87,328	**94,367**	+8.1
Lapse and surrender rate (%) (Note)	5.79	**6.12**	+0.33pt

Note: The lapse and surrender rate is calculated without offsetting policies that are reinstated.

(Millions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change in amount (%) or change in percentage (pt)
Total assets	3,445,970	**3,659,786**	+6.2
Real net worth	645,550	**612,079**	(5.2)
Solvency margin ratio (%)	1,852.0	**1,747.9**	(104.1)pt
Net unrealized gains on securities	198,259	**127,858**	(35.5)

(2) Insurance in Force

Based on Policy Amount

(Billions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change (%)
Individual insurance products	30,038.1	**31,237.0**	+4.0
Individual annuity products	206.3	**260.2**	+26.1
Total	30,244.4	**31,497.3**	+4.1

Note: Total policy amount in force is equal to the sum of (a) the funds to be held at the time annuity payments are to commence for policies for which annuity payments have not yet commenced and (b) the amount of policy reserve for policies for which payments have commenced.

Based on Number of Policies

(Thousands of policies)

	As of March 31, 2007	**As of March 31, 2008**	Change (%)
Individual insurance products	4,109	**4,392**	+6.9
Individual annuity products	35	**45**	+26.8
Total	4,145	**4,438**	+7.4

(3) New Insurance Sales

Based on Policy Amount

(Billions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Individual insurance products	3,396.8	**3,744.6**	+10.2
Individual annuity products	32.5	**57.9**	+77.7
Total	3,429.4	**3,802.5**	+10.9

Note: Amounts for individual annuity products indicate the funds to be held at the time annuity payments are to commence.

Based on Number of Policies

(Thousands of policies)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Individual insurance products	510	**514**	+0.6
Individual annuity products	6	**10**	+65.8
Total	517	**524**	+1.4

(4) Annualized Premiums

Insurance in Force

(Millions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change (%)
Individual insurance products	497,570	**521,197**	+4.7
Individual annuity products	7,121	**8,814**	+23.8
Total	504,691	**530,011**	+5.0
Of which, medical protection, living benefit protection, etc.	117,466	**122,854**	+4.6

New Insurance Sales

(Millions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Individual insurance products	64,204	**61,250**	(4.6)
Individual annuity products	1,337	**2,225**	+66.4
Total	65,541	**63,475**	(3.2)
Of which, medical protection, living benefit protection, etc.	14,479	**13,358**	(7.7)

Notes: 1. Annualized premiums refer to an amount that is calculated by multiplying individual premium amounts by a coefficient that differs depending on the premium payment methods, thereby converting the figure to a per-year premium. (For single-payment policies, premiums are divided by the coverage period.)

2. Medical protection and living benefit protection products include products with medical protection benefits (hospitalization benefits, surgical procedure benefits, etc.) and products with living benefit protection (benefits for specific illnesses, nursing care benefits, etc.).

■ Sony Assurance

Sony Assurance posted a 9.1% increase in ordinary revenues compared with the preceding fiscal year, to ¥55.6 billion, primarily due to favorable performance in its mainstay automobile insurance, which raised net premiums written. As a result of the increase in ordinary revenues, together with an improved net loss ratio compared with the preceding fiscal year, ordinary profit rose37.8% compared with the preceding fiscal year, to ¥2.8 billion. Net income rose 36.7% compared with the preceding fiscal year, to ¥2.1 billion.

In terms of insurance underwriting, direct premiums written grew 9.0% compared with the preceding fiscal year, to ¥54.6 billion, in line with a rise in the number of automobile insurance policies. Net premiums written grew 9.0% compared with the preceding fiscal year, to ¥55.0 billion. In tandem with the increase in number of policies, net losses paid increased 8.6%, to ¥26.2 billion. As a result, the net loss ratio improved 0.1 percentage point compared with the preceding fiscal year, to 53.5%. The net expense ratio worsened 0.4 percentage point, to 26.7%, owing to increases in system-related expenses. Consequently, underwriting profits amounted to ¥2.2 billion, and the combined ratio (the sum of the net loss ratio and the net expense ratio) worsened 0.4 percentage point compared with the preceding fiscal year, to 80.3%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change in amount (%) or change in percentage (pt)
Ordinary revenues	51,020	55,649	+9.1
Ordinary profit	2,044	2,817	+37.8
Net income	1,598	2,185	+36.7
Net loss ratio (%)	53.6	53.5	(0.1)pt
Net expense ratio (%)	26.3	26.7	+0.4pt
Underwriting profits	1,610	2,277	+41.4

(Millions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change in amount (%) or change in percentage (pt)
Total assets	67,468	78,645	+16.6
Solvency margin ratio (%)	1,009.7	1,073.9	+64.2pt

(2) Direct Premiums Written

(Millions of yen)

Type of policy	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Fire	174	**273**	+56.9
Marine	—	—	—
Personal accident	5,812	**6,315**	+8.7
Voluntary automobile	44,126	**48,053**	+8.9
Compulsory automobile liability	—	—	—
Total	50,112	**54,642**	+9.0

(3) Net Premiums Written

(Millions of yen)

Type of policy	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Fire	12	**16**	+35.1
Marine	43	**52**	+20.3
Personal accident	5,947	**6,501**	+9.3
Voluntary automobile	43,931	**47,845**	+8.9
Compulsory automobile liability	532	**585**	+9.9
Total	50,467	**55,001**	+9.0

(4) Net Losses Paid

(Millions of yen)

Type of policy	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Fire	0	**0**	(29.2)
Marine	21	**25**	+16.2
Personal accident	928	**1,205**	+29.7
Voluntary automobile	22,802	**24,546**	+7.7
Compulsory automobile liability	399	**447**	+12.3
Total	24,151	**26,225**	+8.6

■ Sony Bank (Non-Consolidated)

Sony Bank's ordinary revenues increased 33.5% compared with the preceding fiscal year, to ¥25.9 billion, as a higher balance of mortgage loans resulted in increased interest on loans, leading to higher interest income, and a higher balance of deposits led to greater investment income. Owing to the rise in gross operating profit, ordinary profit increased 102.8% compared with the preceding fiscal year, to ¥2.7 billion. As a result of the above factors and an increase in deferred income taxes, Sony Bank's net income increased substantially, to ¥4.4 billion.

Boosted by improvements in such factors as other banking activities and higher net interest income, gross operating profit grew 21.2% compared with the preceding fiscal year, to ¥10.9 billion. Breaking down gross operating profit, net interest income increased 11.3%, to ¥5.1 billion, as a result of a higher balance of invested assets through the expansion of operations. Net fees and commissions fell 27.8%, to ¥0.3 billion, owing to higher ATM fees and other service costs. Net other income increased 39.8%, to ¥5.4 billion, as market investment profit improved.

As of March 31, 2008, the balance of customer assets (the sum of total deposits and total investment trusts) was ¥1,247.3 billion, up ¥398.4 billion, or 46.9%, from March 31, 2007, largely due to an increase in the balance of yen time deposits. Total yen and foreign currency deposits grew ¥392.0 billion, or 52.1% compared to March 31, 2007, to ¥1,144.3 billion. As of March 31, 2008, investment trusts were up ¥6.4 billion compared with March 31, 2007, or 6.7%, to ¥102.9 billion, and loans were up ¥62.3 billion, or 21.9%, to ¥347.0 billion.

On March 31, 2008, total deposit accounts numbered 610 thousand, up 118 thousand from March 31, 2007. As of March 31, 2008, the bank's capital adequacy ratio, based on domestic criteria, was 9.15%.

(1) Principal Income and Expense Items

(Millions of yen)

	For the year ended March 31, 2007	**For the year ended March 31, 2008**	Change (%)
Ordinary revenues	19,470	**25,988**	+33.5
Ordinary profit	1,354	**2,746**	+102.8
Net income	1,023	**4,492**	+338.9
Gross operating profit	9,056	**10,980**	+21.2
Net interest income	4,588	**5,105**	+11.3
Net fees and commissions	551	**398**	(27.8)
Net other operating income	3,916	**5,476**	+39.8
General and administrative expenses	7,665	**8,145**	+6.3
Net operating profit	1,366	**2,826**	+106.8

	As of March 31, 2007	**As of March 31, 2008**	Change in amount (%) or change in percentage (pt)
Total assets	806,848	**1,211,000**	+50.1
Capital adequacy ratio (domestic criteria) (%)	11.49	**9.15**	(2.34) pt

(2) Customer Assets (Total of Deposits and Investment Trusts) and Number of Accounts

(Billions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change(%)
Deposits	752.3	**1,144.3**	+52.1
Yen deposits	604.4	**892.6**	+47.7
Foreign currency deposits	147.8	**251.7**	+70.2
Investment trusts	96.5	**102.9**	+6.7
Customer assets	848.8	**1,247.3**	+46.9
Number of accounts (thousands)	491	**610**	+24.2

(3) Loans

(Billions of yen)

	As of March 31, 2007	**As of March 31, 2008**	Change (%)
Mortgage loans	278.0	**338.8**	+21.9
Other	6.6	**8.1**	+22.1
Total	284.7	**347.0**	+21.9

II. Status of the Corporate Group

On April 1, 2004, SFH was established as a financial holding company (an insurance holding company and a bank holding company) through a corporate separation from Sony Corporation. On October 11, 2007, SFH listed its common stock on the First Section of the Tokyo Stock Exchange, soliciting share purchases from Japanese and overseas investors. As of March 31, 2008, Sony Corporation owned 60% of SFH's shares.

As of March 31, 2008, the SFH Group included as direct subsidiaries Sony Life, Sony Assurance and Sony Bank, and as indirect subsidiaries Sony Life Insurance (Philippines) Corporation, a subsidiary of Sony Life, and Sony Bank Securities Inc., a subsidiary of Sony Bank. In addition, SFH acquired from Sumitomo Mitsui Banking Corporation its 12% holding of Sony Bank shares. These shares were transferred in March 2008, making SFH the sole owner of Sony Bank and turning Sony Bank into a wholly owned subsidiary of SFH.

- Sony Financial Holdings Inc. (oversees the operations of its subsidiaries and undertakes related duties)

  Directly Held and Indirectly Held Subsidiaries

  <Life insurance business>

  ■Sony Life Insurance Co., Ltd. (Wholly owned by SFH)

  ■Sony Life Insurance (Philippines) Corporation (Wholly owned by Sony Life)

  <Non-life insurance business>

  ■Sony Assurance Inc. (Wholly owned by SFH)

  <Banking business>

  ■Sony Bank Inc. (Wholly owned by SFH)

  ■Sony Bank Securities Inc. (Wholly owned by Sony Bank)

[Organizational chart] (As of March 31, 2008)


Sony Corporation
○ SFH Consolidated subsidiary
Sony Financial Holdings Inc.
<Life insurance business>
○Sony Life Insurance Co., Ltd.
<Non-life insurance business>
○Sony Assurance Inc.
<Banking business>
○Sony Bank Inc.
<Life insurance business>
○ Sony Life Insurance (Philippines) Corporation
AEGON Sony Life Planning Co. Ltd,
<Banking business>
○Sony Bank Securities Inc.
Tradename and trademark License
Sales and referrals of the other's products
Management control fee
Shareholdings

Note: In August 2007, AEGON Sony Life Planning Co., Ltd. was established as an affiliate of Sony Life (a fifty-fifty joint venture by Sony Life of Japan and AEGON INTERNATIONAL B.V. of the Netherlands). AEGON Sony Life Planning Co., Ltd. is not included as an equity-method affiliate in the scope of consolidation in the fiscal year ended March 31, 2008.

III. Management Policies

1. Company's Basic Management Policies

Basic Management Policies

The SFH Group positions its corporate vision and philosophy as the basic policy for setting management strategy and expediting management decision-making. The Group's corporate vision and philosophies are described below.

a. Corporate Vision

The SFH Group aims to integrate the diverse functions that are inherent to financial services, offer high-value-added products and quality services that meet individual customers' economic needs, and become one of Japan's most trusted financial services groups.

b. Corporate Philosophy

(Customer-Oriented)

We consider each customer's input carefully and provide services to their satisfaction, striving to help them lead lives that are abundant and trouble-free.

(Contributing to Society)

We understand that financial services businesses have a certain public nature. As we pursue our vision, we contribute to society by maintaining high ethical standards and levels of responsibility. We also fulfill our other obligations as a member of society and a good corporate citizen.

(Pursuing Originality)

We always generate ideas from the fundamentals, and pursue originality and innovation while remaining unfettered by convention.

(Corporate Culture with a Spirit of Freedom and Open-Mindedness)

Our ideal for the financial services business recognizes the importance of each employee's contribution. Our corporate culture features a spirit of freedom and open-mindedness and takes full advantage of individuality and ability.

2. Key Management Benchmarks

In addition to such key accounting indicators as consolidated ordinary revenues, consolidated ordinary profit and consolidated net income, SFH closely follows consolidated adjusted ROE as one of its management benchmarks.

SFH's consolidated adjusted ROE for the year ended March 31, 2008, was -5.7%, down 20.9 percentage points from the preceding fiscal year.

(Reference)

Adjusted ROE for SFH's principal subsidiaries were as follows.

Adjusted ROE for Sony Life (non-consolidated):

-6.9% (down 22.6 percentage points from the preceding fiscal year)

Adjusted ROE for Sony Assurance:

17.2% (up 1.1 percentage points from the preceding fiscal year)

ROE for Sony Bank (non-consolidated):

12.4% (up 9.5 percentage points from the preceding fiscal year)

Consolidated adjusted ROE is calculated as follows.

- Consolidated adjusted ROE = consolidated adjusted profit ÷ consolidated adjusted capital

Consolidated adjusted profit is calculated as the sum of the following:

1) Sony Life: The amount of increase in Sony Life's embedded value (adjusted net worth plus value of in force business) during the fiscal year plus dividends paid by Sony Life with respect to that fiscal year;
2) Sony Assurance: The net income of Sony Assurance plus its provision for special catastrophe reserve and its provision for reserve for price fluctuations, in each case after taxes; and
3) Sony Bank: Net income of Sony Bank.

Consolidated adjusted capital is calculated as the sum of the following:

1) Sony Life: The embedded value of Sony Life as of the beginning of the fiscal year less dividends paid by Sony Life with respect to that fiscal year plus the embedded value of Sony Life as of the end of the fiscal year, divided by two;
2) Sony Assurance: The net assets of Sony Assurance as of the beginning of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, plus the net assets of Sony Assurance as of the end of the fiscal year plus the sum of its special catastrophe reserve and its reserve for price fluctuations, in each case after taxes, divided by two; and
3) Sony Bank: The net assets of Sony Bank as of the beginning of the fiscal year plus the net assets of Sony Bank as of the end of the fiscal year, divided by two.

Consolidated adjusted profit and consolidated adjusted capital take into consideration dividends from the group subsidiaries and other special factors.

3. Medium- to Long-Term Management Strategies

The SFH Group aims to maximize the corporate value of the Group over the medium to long term by implementing the management strategies outlined below.

(a) Sustainable and Stable Growth of Group Companies

Sony Life: Sony Life provides detailed tailored consulting and follow-up services through life insurance professionals—Lifeplanner sales employees and Partners (independent agencies)—who have broad-ranging expertise and extensive experience in such areas as economics, finance and taxation. Sony Life strives to strengthen its capabilities and hone its competitive edge in the individual life insurance market by providing value in a way that only Sony Life can.

Sony Assurance: Drawing on the strengths of its position as a direct insurance provider that communicates with customers primarily via the telephone and the Internet, Sony Assurance strives to interact directly with each of its customers. By precisely understanding customer opinions and needs, and providing products and services from a customer from a customer viewpoint, the company is increasing its income from insurance premiums through focused activity and by offering reasonably priced insurance premiums.

Sony Bank: Sony Bank is an Internet bank focused on the needs of individual customers. By maximizing information technologies, the bank works to provide fair and highly convenient financial products and services. By ensuring its trustworthiness in such ways, the bank is working to expand its operations further.

(b) Fostering Synergy among Group Companies

In addition to the growth of each company within the Group, we seek to enhance synergies among the companies of the SFH Group. Such efforts include the joint offering of products and services, the sharing of distribution channels and infrastructure and other forms of collaboration. By increasing intra-group synergies, SFH aims to offer customers attractive and high-value-added products and services that are unmatched by conventional financial institutions.

(c) Expanding into New Business Fields, Outside the Existing Framework

Through the growth of Group companies and increased synergies within the Group, we aim to move beyond the existing framework of the SFH Group. We are examining active advancements into new business fields that will raise our corporate value even further.

4. Tasks Ahead for the Company

The SFH Group aims to realize its corporate vision and ensure stable growth in corporate value by aggressively addressing the following issues.

(a) Growing the three major businesses

Sony Life, Sony Assurance and Sony Bank have differentiated themselves from their competitors by following business models that are clearly distinct and providing individual customers with highly rational and convenient products and services. We will promote the ongoing growth of each of these companies by emphasizing their individual advantages, thereby further entrenching their presence in their respective markets.

(b) Fostering cross-selling and other Group synergies

The easing of financial market restrictions has encouraged various companies to forge alliances that aim to market financial products targeting individuals. In the past, SFH has encouraged intra-Group liaisons, such as through the sale of Sony Assurance's automobile insurance and Sony Bank's mortgage loans by Sony Life's Lifeplanner sales employees. In the future we will encourage even greater business cooperation by promoting efficient cultivation of new customers and cross-selling, to enhance the SFH Group's corporate value.

(c) Expanding into new fields of business

In the event that providing financial products and services outside our current scope of business proves necessary to realize the SFH Group's corporate vision, we will consider aggressive moves to expand into new fields of business. We will pursue such new business to diversify and expand our sources of revenues and profits, as well as to heighten the SFH Group's market presence.

Consolidated Financial Statements

1. Consolidated Balance Sheets

(Yen in millions)

	As of March 31, 2007	As of March 31, 2008	Increase(Decrease)
Assets:			
Cash and due from banks	40,996	60,058	19,062
Call loans and bills bought	332,459	424,868	92,409
Monetary trusts	718,492	895,672	177,179
Securities	2,649,768	2,930,441	280,673
Loans	381,522	455,763	74,240
Tangible fixed assets	88,574	84,451	(4,122)
Intangible fixed assets	8,593	16,412	7,818
Due from agencies	0	-	(0)
Due from reinsurers	496	256	(239)
Foreign exchanges	4,156	1,683	(2,472)
Other assets	95,351	101,229	5,878
Deferred tax assets	3,599	6,937	3,338
Reserve for possible loan losses	(230)	(327)	(96)
Total assets	4,323,780	4,977,450	653,669
Liabilities:			
Reserve for outstanding claims	29,920	31,653	1,733
Policy reserve	3,125,118	3,418,006	292,888
Reserve for policyholders' dividends	2,597	4,506	1,909
Due to agencies	1,415	1,308	(106)
Due to reinsurers	934	926	(8)
Deposits	752,366	1,143,476	391,110
Call money and bills sold	10,000	10,000	-
Foreign exchanges	0	0	0
Other liabilities	75,367	62,530	(12,837)
Reserve for employees' bonuses	1,906	2,240	333
Reserve for employees' retirement benefits	11,212	11,920	708
Reserve for directors' retirement benefits	241	252	10
Reserve for price fluctuations and others	20,908	24,136	3,228
Deferred tax liabilities	20,904	4,156	(16,748)
Deferred tax liabilities on land revaluation	706	706	-
Total liabilities	4,053,601	4,715,822	662,221
Net assets:			
Common stock	5,500	19,900	14,400
Capital surplus	180,877	195,277	14,400
Retained deficits	(44,173)	(26,417)	17,755
Total shareholders' equity	142,203	188,759	46,555
Net unrealized gains on other securities, net of taxes	125,043	74,902	(50,140)
Net deferred losses on hedging instruments, net of taxes	(408)	(1,345)	(937)
Land revaluation, net of taxes	(1,475)	(1,475)	-
Foreign currency translation adjustments	390	786	396
Total valuation and translation adjustments	123,549	72,868	(50,681)
Minority interests	4,425	-	(4,425)
Total net assets	270,179	261,627	(8,551)
Total liabilities and net assets	4,323,780	4,977,450	653,669

2. Consolidated Statements of Income

(Yen in millions)

	For the year ended March 31, 2007	For the year ended March 31, 2008	Increase(Decrease)
Ordinary revenues	759,280	822,153	62,872
Ordinary revenues from the life insurance business:			
Income from insurance premiums	605,051	648,178	43,126
Investment income	78,928	87,542	8,613
Other ordinary income	4,874	4,875	1
Ordinary revenues from the non-life insurance business:			
Underwriting income	50,495	55,036	4,540
Investment income	464	572	107
Other ordinary income	27	16	(11)
Ordinary revenues from the banking business:			
Interest income	12,763	17,162	4,398
Fees and commissions	1,587	1,753	166
Other operating income	5,065	7,001	1,935
Other ordinary income	21	15	(6)
Ordinary expenses	740,926	777,653	36,726
Ordinary expenses from the life insurance business:			
Insurance claims and other payments	219,352	241,114	21,761
Provision for policy reserve and others	349,666	286,271	(63,395)
Investment expenses	8,231	69,903	61,671
Operating expenses	87,270	94,189	6,919
Other ordinary expenses	10,300	10,578	277
Ordinary expenses from the non-life insurance business:			
Underwriting expenses	36,166	38,634	2,468
Investment losses	3	5	2
Operating, general and administrative expenses	12,392	13,763	1,371
Other ordinary expenses	48	16	(31)
Ordinary expenses from the banking business:			
Interest expenses	8,174	12,045	3,870
Fees and commissions	445	1,049	603
Other operating expenses	1,149	1,524	375
General and administrative expenses	7,665	8,411	746
Other ordinary expenses	58	144	85
Ordinary profit	18,354	44,500	26,146
Extraordinary gains	334	2	(332)
Extraordinary losses	1,146	3,820	2,674
Provision for reserve for policyholders' dividends	2,057	3,159	1,102
Income before income taxes	15,485	37,522	22,037
Income taxes - Current	20,270	6,690	(13,579)
- Deferred	(14,929)	6,078	21,007
Minority interests	(123)	(497)	(374)
Net income	10,021	24,255	14,234

3. Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007 (Yen in millions)

	Shareholder's equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholder's equity
Balance as of March 31, 2006	5,500	180,877	(47,694)	-	138,682
Changes during the period					
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	10,021	-	10,021
Net changes other than shareholder's equity	-	-	-	-	-
Total changes during the period	-	-	3,521	-	3,521
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	125,720	-	(1,475)	113	124,358	4,165	267,206
Changes during the period							
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	10,021
Net changes other than shareholder's equity	(676)	(408)	-	276	(808)	259	(548)
Total changes during the period	(676)	(408)	-	276	(808)	259	2,972
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179

For the year ended March 31, 2008 (Yen in millions)

	Shareholders' equity				
	Common stock	Capital surplus	Retained deficits	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	5,500	180,877	(44,173)	-	142,203
Changes during the period					
Issuance of common stock	14,400	14,400	-	-	28,800
Dividends from surplus	-	-	(6,500)	-	(6,500)
Net income	-	-	24,255	-	24,255
Net changes other than shareholders' equity	-	-	-	-	-
Total changes during the period	14,400	14,400	17,755	-	46,555
Balance as of March 31, 2008	19,900	195,277	(26,417)	-	188,759

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on other securities, net of taxes	Net deferred losses on hedging instruments, net of taxes	Land revaluation, net of taxes	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	125,043	(408)	(1,475)	390	123,549	4,425	270,179
Changes during the period							
Issuance of common stock	-	-	-	-	-	-	28,800
Dividends from surplus	-	-	-	-	-	-	(6,500)
Net income	-	-	-	-	-	-	24,255
Net changes other than shareholders' equity	(50,140)	(937)	-	396	(50,681)	(4,425)	(55,106)
Total changes during the period	(50,140)	(937)	-	396	(50,681)	(4,425)	(8,551)
Balance as of March 31, 2008	74,902	(1,345)	(1,475)	786	72,868	-	261,627

4. Consolidated Statements of Cash Flows

(Yen in millions)

	For the year ended March 31, 2007	For the year ended March 31, 2008	Increase(Decrease)
Cash flows from operating activities:			
Income before income taxes	15,485	37,522	22,037
Depreciation and amortization	4,683	5,512	829
Impairment losses	0	125	125
Increase in policy reserve and others	359,544	297,771	(61,772)
Interest income and dividends	(47,714)	(65,973)	(18,259)
(Gains) losses on securities	(31,972)	31,615	63,588
Interest expenses	8,182	12,061	3,879
Net (increase) decrease in loans	(45,245)	(62,352)	(17,107)
Net increase (decrease) in deposits	152,587	390,559	237,972
Net (increase) decrease in call loans and bills bought	(82,885)	(249,509)	(166,624)
Net increase (decrease) in call money and bills sold	(100,700)	-	100,700
Others, net	(1,653)	14,076	15,729
Subtotal	230,312	411,410	181,097
Interest and dividends received	52,737	64,653	11,915
Interest paid	(7,105)	(9,947)	(2,841)
Policyholders' dividends paid	(1,048)	(1,264)	(215)
Income taxes paid	(16,724)	(19,398)	(2,674)
Net cash provided by operating activities	258,171	445,452	187,281
Cash flows from investing activities:			
Investments in monetary trusts	(127,015)	(177,263)	(50,248)
Proceeds from sale of monetary trusts	61,700	-	(61,700)
Purchases of securities	(659,994)	(1,544,414)	(884,420)
Proceeds from sale and redemption of securities	661,927	1,152,322	490,394
Investments in loans	(49,602)	(44,140)	5,461
Collections of loans	40,002	32,673	(7,329)
Others, net	(500)	(6,364)	(5,864)
Subtotal	(73,482)	(587,187)	(513,705)
Purchases of tangible fixed assets	(10,148)	(4,981)	5,166
Proceeds from sale of tangible fixed assets	1	0	(0)
Purchases of intangible fixed assets	(3,586)	(6,361)	(2,774)
Purchase of securities of a consolidated subsidiary	-	(6,750)	(6,750)
Net cash used in investing activities	(87,215)	(605,280)	(518,064)
Cash flows from financing activities:			
Proceeds from issuance of stock	-	28,800	28,800
Cash dividends paid	(6,500)	(6,500)	-
Net cash provided by (used in) financing activities	(6,500)	22,300	28,800
Effect of exchange rate changes on cash and cash equivalents	41	(45)	(87)
Net increase (decrease) in cash and cash equivalents	164,496	(137,573)	(302,070)
Cash and cash equivalents at beginning of the fiscal year	109,263	273,760	164,496
Cash and cash equivalents at end of the fiscal year	273,760	136,186	(137,573)

Note:

Cash flows from investing activities include cash flows from lending operations of the insurance business.

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation -

(1) Scope of consolidation

Number of consolidated subsidiaries: 5

Consolidated subsidiaries: Sony Life Insurance Co., Ltd., Sony Life Insurance (Philippines) Corporation, Sony Assurance Inc., Sony Bank Inc., Sony Bank Securities Inc.

(2) Application of the equity method

Unconsolidated subsidiaries and affiliates accounted for by the equity method: Not applicable

Unconsolidated subsidiaries and affiliates that are not accounted for by the equity method:

AEGON Sony Life Planning Co., Ltd. is excluded from the scope of equity method because its net income and retained earnings are so immaterial that excluding it from the scope of equity method does not hinder a rational judgment of SFH's financial position and results of operations.

(3) Fiscal year-end of consolidated subsidiaries

The financial statements of Sony Life Insurance (Philippines) Corporation are prepared with a fiscal year-end of December 31. Appropriate adjustments are made for material transactions between December 31 and March 31, the date of the consolidated financial statements of SFH. All other subsidiaries prepare their respective financial statements as of March 31, the same date as the consolidated financial statements of SFH.

(4) Valuation of assets and liabilities of consolidated subsidiaries

Certain assets and liabilities of consolidated subsidiaries are computed at fair value as of the respective dates when the subsidiaries were initially consolidated.

(5) Amortization of goodwill

Goodwill is amortized using the straight-line method over five years.

Securities -

Securities are stated in the following manner: Securities held for trading purposes ("trading securities") are stated at fair value with unrealized gains and losses charged to income. The cost of such securities sold is determined by the moving-average method. Held-to-maturity securities are stated at amortized cost (straight-line method) using the moving-average method. Investment in affiliates that are not accounted for by the equity method are stated at acquisition cost calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is readily determinable are stated at fair value in the consolidated balance sheets based on market prices prevailing at each balance sheet date, with unrealized gains (losses), net of income taxes, included in net assets and acquisition costs calculated using the moving-average method. Other securities designated as available-for-sale securities whose fair value is not readily determinable are stated at amortized cost (straight-line method) or at acquisition cost based on the moving-average method.

Derivative financial instruments -

Derivative financial instruments are stated at fair value, with changes in fair value included in income for the period in which they arise, except for derivatives that are designated by SFH and its domestic subsidiaries (the "Companies") as "hedging instruments".

Hedge accounting -

SFH's banking subsidiary applies either deferred hedge accounting or fair value hedge accounting to account for transactions it enters into to hedge interest rate risks on financial assets and liabilities. SFH's banking subsidiary uses interest rate swaps to offset fluctuations in interest rates on fixed-rate loans by identifying the hedged items that are grouped based on their maturity, in accordance with "Accounting and Auditing Treatments on Application of Accounting Standard for Financial Instruments in the Banking Industry" (Industry Audit Committee of Japanese Institute of Certified Public Accountants No. 24). Interest rate swaps and others are used as hedging instruments to offset fluctuations in the fair value of fixed-rate bonds which are classified as other securities. Both of the above-mentioned hedging instruments are identified so that their significant terms are nearly identical to those of the hedged items. Accordingly, such hedges are considered as highly effective, resulting in a substitution for evaluating the effectiveness of the hedging transactions.

Tangible fixed assets -

All tangible fixed assets, including real estate for lease, are initially recorded at cost. Subsequent expenses related to asset improvements are capitalized or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Companies and the cost of the item can be measured reliably.

All other repairs and maintenance charges are charged to income when incurred.
Depreciation is generally computed by the straight-line method for buildings and by the declining-balance method for other property and equipment over the estimated useful lives of the assets, as follows:

Buildings	4 to 45 years
Other property and equipment	2 to 20 years

In accordance with revisions to the Japanese corporation tax law, the depreciation method for tangible fixed assets has been changed. Starting from April 1, 2007, tangible fixed assets acquired on and after April 1, 2007 are depreciated fully to their memorandum values, or ¥1. This change has had only a minor impact on SFH's results of operations.

In accordance with the revised Japanese corporation tax law, depreciation of the remaining book value of tangible fixed assets acquired on and before March 31, 2007 and depreciated up to the depreciable amount is computed using the straight-line method over a period of 5 years. This change has had only a minor impact on SFH's results of operations.

Software for internal use -

Software for internal use is amortized using the straight-line method mainly over 5 years, its estimated useful life.

Reserve for possible loan losses -

The reserve for possible loan losses is calculated by the Companies in accordance with self-assessment guidelines and write-off and reserve guidelines established at each subsidiary. With respect to loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings, the Companies provide a specific reserve in the amount of the loan balance less amounts collectable from collateral, guarantees and other means. For other loans, the Companies provide a general reserve by applying the historical loan loss ratio determined over certain periods. Each loan is subject to asset assessment by the operational department of the relevant company in accordance with its self-assessment guidelines, and the results of the assessment are reviewed by the respective internal audit departments, which are independent from the operational departments, before the amount of reserve is finalized.

Reserve for employees' bonuses -

The reserve for employees' bonuses is provided for the estimated amount of bonuses the Companies are required to pay for services provided during the current fiscal year.

Reserve for employees' retirement benefits -

The reserve for employees' retirement benefits is provided for the payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end. Unrecognized prior service cost is amortized using the straight-line method over 10 years within the employees' average remaining service period at incurrence. Unrecognized net actuarial gain (loss) is amortized using the straight-line method over 7 to 10 years within the employees' average remaining service period, commencing from the fiscal year immediately following incurrence. Unrecognized net obligation at transition is amortized using the straight-line method over 15 years.

Reserve for directors' retirement benefits -

The reserve for directors' and statutory auditors' retirement benefits is provided based on the internal regulations of SFH and its domestic subsidiaries and calculated at the amount that would be payable if all eligible directors and statutory auditors were to resign at the fiscal year-end.

Policy reserve -

Pursuant to the Insurance Business Law, SFH's domestic life insurance subsidiary maintains a policy reserve for the fulfillment of future obligations under life insurance contracts. The policy reserve is established by the net level premium method, which assumes a constant or level amount of net insurance premiums over the term of the relevant policy in calculating the amount of the reserve required to fund all future policy benefits. The net insurance premium is a portion of the premium covering insurance underwriting risk, which is estimated based on factors such as mortality rates, investment yield, surrender rates and other factors. The net level premium reserve for individual insurance contracts underwritten from fiscal year 1996 is calculated using mortality and interest rates set by the Financial Services Agency as standard policy reserve. Additionally, the net level premium reserve for individual insurance contracts underwritten before fiscal year 1996 is calculated using mortality and interest rates approved by the supervisor of insurance business in Japan.

Reserve for price fluctuations -

Pursuant to requirements under the Insurance Business Law, the reserve for price fluctuations is provided for price fluctuations primarily related to stocks, bonds and foreign currency-denominated assets which are exposed to losses due to market price fluctuations. This reserve may only be used to reduce deficits arising from price fluctuations on those assets.

Translation of foreign currencies -

Assets and liabilities denominated in foreign currencies are translated into Japanese yen at the foreign exchange rates in effect at each balance sheet date, whereas components of net assets denominated in foreign currencies are translated at historical rates. The current year's profit and loss accounts are translated into yen using the average exchange rate for the fiscal year.

Lease transactions -

Finance leases that do not transfer ownership of the leased property to the lessee are accounted for as operating leases.

Land revaluation -

On March 31, 2002, SFH's domestic life insurance subsidiary revalued its land for operating purposes, as permitted by the Land Revaluation Law (Law No. 34, enacted March 31, 1998—the "Law"). The tax effect of the revaluation difference is accounted for differently, depending on whether there are gains or losses; when there is a loss, a valuation allowance is fully provided for the tax effect of the loss, and when there is a gain, the tax effect is recorded in "deferred tax liabilities on land revaluation." After excluding these amounts, the net revaluation difference is reported as "land revaluation" in net assets. The revaluation method stipulated by Article 3-3 of the Law was based on the land appraisal in conformity with Article 2-5 of the Law Enforcement Order related to the Law (Government Ordinance No. 119, effective from March 31, 1998).

Accounting for consumption taxes -

The consumption taxes received and paid by SFH and its domestic subsidiaries, excluding loss adjustment expenses and operating, general and administrative expenses of SFH's non-life insurance subsidiary, are not included in income and expenses. Under the Consumption Tax Law of Japan, the consumption taxes paid on property and equipment are not deductible from the consumption taxes received; they are recorded as "other assets" and amortized on a straight-line basis over 5 years. Other non-deductible consumption taxes are charged to income as incurred.

Application of consolidated tax provision -

Prior to the listing of SFH's shares on the Tokyo Stock Exchange, the consolidated tax provision, under which Sony Corporation is the parent company, was applied to SFH and its domestic subsidiaries wholly owned by Sony Corporation. As a listing of SFH's shares on the Tokyo Stock Exchange, SFH and its domestic subsidiaries ceased to be wholly-owned subsidiaries of Sony Corporation. As a result, starting from April 1, 2007, SFH and its domestic subsidiaries calculate their tax provision (benefit) based on the assumption that they are excluded from the consolidated tax system.

Cash and cash equivalents -

Cash equivalents consist of highly liquid investments without significant market risks, such as demand deposits and short-term investments with an original maturity of three months or less.

2. Segment Information

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
	Yen in millions					
	As of for the year ended March 31, 2008					
Ordinary revenues:						
External customers	740,596	55,625	25,931	822,153	-	822,153
Intersegment	744	23	47	815	(815)	-
Total	741,340	55,649	25,979	822,969	(815)	822,153
Ordinary expenses	702,263	52,831	23,577	778,673	(1,020)	777,653
Ordinary profit	39,077	2,817	2,401	44,296	204	44,500
Assets, depreciation and capital expenditure:						
Assets	3,660,554	78,645	1,210,555	4,949,755	27,695	4,977,450
Depreciation	4,195	576	672	5,444	8	5,452
Capital expenditure	4,223	2,599	1,234	8,057	27	8,085

The life insurance business consists of Sony Life Insurance Co., Ltd. and Sony Life Insurance (Philippines) Corporation, the non-life insurance business consists of Sony Assurance Inc., and the banking business consists of Sony Bank Inc. and Sony Bank Securities Inc.

The amount of unallocated ordinary expenses that are included in "elimination" for the year ended March 31, 2008 is ¥1,297 million, most of which are ordinary expenses of SFH.

The amount of unallocated corporate assets that are included in "elimination" for the year ended March 31, 2008 is ¥25,473 million, most of which are deposits of SFH.

3. Investments in Securities

The following provides fair value information on securities.

Trading securities:

Consolidated balance sheet amount	Net valuation losses recorded in income
Yen in millions	
March 31, 2008	
302,375	(55,462)

Held-to-maturity securities with fair values:

	Consolidated balance sheet amount	Gross unrealized gains	Gross unrealized losses	Fair value
	Yen in millions			
	March 31, 2008			
Bonds:				
Japanese government and municipal bonds	50,932	659	(36)	51,555
Japanese corporate bonds	4,996	83	(0)	5,079
Others	807	33	-	841
Total	56,737	776	(37)	57,476

Other securities with fair values:

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
	Yen in millions			
	March 31, 2008			
Bonds:				
Japanese government and municipal bonds	1,511,519	51,130	(7,092)	1,555,557
Japanese corporate bonds	476,018	17,168	(7,001)	486,184
Equity securities	126,286	49,364	(3,744)	171,906
Others	335,423	5,676	(14,620)	326,480
Total	2,449,248	123,339	(32,459)	2,540,128

Other securities sold during the period:

	Yen in millions
	For the year ended March 31, 2008
Sales	672,761
Gains on sales	24,826
Losses on sales	(2,765)

Other securities with no available fair values:

	Yen in millions
	March 31, 2008
Investment in affiates	1,000
Equity securities	4
Others	30,195
Total	31,199

The future redemption schedule of other securities with maturities and held-to-maturity securities as of March 31, 2008 is as follows:

	Yen in millions			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds				
Japanese government and municipal bonds	38,797	138,283	992,668	436,739
Japanese corporate bonds	84,930	304,025	75,091	27,132
Others	48,958	149,190	88,047	47,250
Total	172,687	591,500	1,155,807	511,123

4. Investments in Monetary Trusts

The fair value information on monetary trusts is as follows:

Monetary trusts for trading purposes:

Yen in millions	
March 31, 2008	
Consolidated balance sheet amount	Net valuation gains recorded in income
63,203	(2,831)

Other monetary trusts:

	Yen in millions			
	March 31, 2008			
	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Consolidated balance sheet amount
Other monetary trusts	804,405	31,990	(3,926)	832,469

Note: Jointly invested monetary trusts of ¥50 million are included in the table above.

5. Per Share Information

Net income per share is calculated based on the weighted-average number of shares of common stock outstanding during the fiscal year. For the year ended March 31, 2008, the net income per share was 11,357.53 yen. There were no potential dilutive securities. Net assets per share, calculated based on the number of shares of common stock outstanding as of March 31, 2008, was 120,288.66 yen.

The basis for this calculation is net income of 24,255 million yen, of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding for the year ended March 31, 2008 was 2,135,655.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's consolidated results for the fiscal year ended March 31, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's consolidated results for the fiscal year ended March 31, 2008 also includes Sony Bank Securities Inc.

On May 14, 2008, Sony Corporation announced its consolidated financial results for the fiscal year ended March 31, 2008. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the May 14, 2008, news release by Sony Corporation.

Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 22.

Sony Financial Holdings

May 23, 2008
Sony Financial Holdings Inc.

Notice of Sony Life's Holdings of Securitized Papers and Other Investments

Sony Life Insurance Co., Ltd., a wholly owned subsidiary of Sony Financial Holdings, today publicly disclosed its investments in securitized papers and other investments, in accordance with Financial Stability Forum (FSF) guidelines issued on April 7. As of March 31, 2008, Sony Life had no investment through configurations of special-purpose entities (SPEs) such as asset-backed commercial papers (ABCPs) and structured investment vehicles (SIVs), collateralized debt obligations (CDOs), other subprime (Alt-A exposure), commercial mortgage-backed securities (CMBSs), or leveraged finance. With regard to other structured notes, Sony Life holds convertible bond repackage notes (March 31 market value of ¥18.5 billion, unrealized loss of ¥0.3 billion) and principal protected 30 year notes with Nikkei225 index linked coupon (March 31 market value of ¥44.9 billion, unrealized loss of ¥10.0 billion). These amounts are recorded in Sony Financial Holdings' consolidated balance sheets for the fiscal year ended March 31, 2008, in the item "Net unrealized gains on other securities, net of taxes."

Furthermore, no entity in the Sony Financial Holdings Group holds any subprime-linked investments.

Note: This is an English-language summary of Japanese announcements made by Sony Financial Holdings and Sony Life on May 23, 2008. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074 (9:00-17:30 JST)
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 23.

Sony Financial Holdings

RECEIVED
2008 SEP 23 A 7:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 27, 2008

Sony Financial Holdings Inc.
(Code No. 8729 TSE 1st section)

Information Pertaining to Parent Company

Tokyo, June 27, 2008—Sony Financial Holdings Inc. ("SFH") today announced information pertaining to its parent company, in accordance with the Securities Listing Regulations of the Tokyo Stock Exchange.

1. Name of Parent Company **(As of March 31, 2008)**

Parent Company	Relationship	Parent Company's Percentage Ownership	Securities Exchanges where Shares Issued by the Parent Company are Listed
Sony Corporation	Parent company	60%	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange (United States) London Stock Exchange (United Kingdom)

2. Position of SFH within Parent Company's Corporate Group and other Parent Company Relationships

1) Position of SFH within Parent Company's Corporate Group as well as Transactions, Personnel and Capital Relationships with Parent Company and Its Group Companies

Sony Financial Holdings, a financial holding company having under its umbrella Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and other companies, is a subsidiary of Sony Corporation and belongs to "the Sony Group," a corporate group in which Sony Corporation is the parent company.

The Sony Group conducts business in the electronics, game, pictures, financial services, and other fields. "The SFH Group," a corporate group in which SFH is the parent company, is included in the Sony Group's Financial Services segment*.

*In addition to the SFH Group, Sony Finance International Inc., which engages mainly in a leasing and credit financing business, is included in the Financial Services segment of Sony Corporation. Sony Finance International Inc. does not belong to the SFH Group.

With regard to personnel relationships, three executives/employees of Sony Corporation have been assigned director or statutory auditor positions in SFH.

(Concurrent Positions Held by Directors or Statutory Auditors) (As of June 27, 2008)

Position	Name	Position at Sony Corporation	Reason for Assignment
Sony Financial Holdings Inc. Director (Non-executive)	Nobuyuki Oneda	Executive Vice President, Chief Financial Officer and Corporate Executive Officer	To receive general management advice
Sony Financial Holdings Inc. Director (Non-executive)	Ryuji Yasuda	Outside Director, Member of the Audit Committee	To receive general management advice
Sony Financial Holdings Inc. Statutory Auditor (Non-executive)	Takemi Nagasaka	Vice President, Senior General Manager, Accounting Division	To strengthen the auditing function

In addition, two employees of Sony Corporation have been assigned statutory auditor positions in SFH's consolidated subsidiaries.

(Concurrent Positions Held by Statutory Auditors) (As of June 27, 2008)

Sony Assurance Inc. Statutory Auditor (Non-executive)	Yoshiki Matsuyama	General Manager, Accounting Department, Accounting Division	To strengthen the auditing function
Sony Bank Inc. Statutory Auditor (Non-executive)	Hidemichi Takenaka	Manager, Planning Section, Accounting Division	To strengthen the auditing function

Each of the SFH Group companies has entered into royalty agreements with Sony Corporation pursuant to use of the "Sony" trademark and trade name. Based on each separate royalty agreement, each of the subsidiaries of SFH is required to pay Sony Corporation a fee as compensation for its use of the "Sony" trademark and trade name. Although SFH has also entered into a separate royalty agreement with Sony Corporation, as the pure holding company of the SFH Group it is not required to pay any fee to Sony Corporation for the use of the "Sony" trademark and trade name.

2) Limitations, Risks and Advantages from an Operational Standpoint of Belonging to the Parent Company's Corporate Group, as well as the Impact on Management and Operational Activities of SFH, Owing to Its Transactions, Personnel and Capital Relationships with the Parent Company and Its Group Companies

Each subsidiary of SFH pays Sony Corporation a fee, calculated according to the formula set forth in each separate royalty agreement, as compensation for its use of the "Sony" trademark and the trade name. SFH does not believe that the amount of the relevant transactions based on the royalty agreements have any fundamental impact on the SFH Group's management policies or foundation. SFH believes that the SFH Group's identification with the Sony Group and the use of the "Sony" trademark and trade name have contributed to the SFH Group's brand awareness, enhancement of its trustworthiness and elevation of the SFH Group employees' morale. Sony Corporation, as it holds 60% of voting rights in SFH, is in a position to influence resolution items at SFH's General Ordinary Meetings of Shareholders.

3) Considerations and Policies with Regard to Achieving a Certain Degree of Independence from the Parent Company, Given the Limitations of Belonging to the Parent Company's Corporate Group, as well as the Impact on Management and Operational Activities of SFH, Owing to Its Transactions, Personnel and Capital Relationships with the Parent Company and Its Group Companies

Because the SFH Group operates its business primarily in accordance with the Insurance Business Law and the Banking Law, SFH believes its business operation has few connections with the Sony Group's core businesses such as electronics, games and entertainment. Also, given rigorous legal restrictions and while remaining under administrative supervision, the SFH Group has conducted its business while maintaining a high degree of independence from the Sony Group from a management perspective, prior to the initial public offering (IPO) of SFH. Following the IPO of SFH, the SFH Group has continued to maintain this management independence from the Sony Group.

Regarding personnel relations, as concurrent director and statutory auditor positions stem from the SFH Group's own requests, SFH believes that its management decisions are made on an independent basis. Furthermore, from the standpoint of enhancing its independence the SFH Group has also appointed directors and statutory auditors from outside of the Sony Group.

4) Status of Efforts to Ensure a Certain Degree of Independence from the Parent Company

The SFH Group conducts its operations independently, based on its own management policies and strategies, while it maintains the cooperative relationships with the Sony Group. SFH believes that the SFH Group has secured a certain degree of independence from Sony Corporation because it operates in fields of business that differ from those of the Sony Group.

3. Transactions with the Parent Company

Transactions between SFH and Sony Corporation for the fiscal year ended March 31, 2008, are as follows;

- SFH makes payments to Sony Corporation for remuneration expenses of employees that it has seconded to SFH. For the year ended March 31, 2008, such payments amounted to ¥36 million, and accrued expenses of ¥1 million were outstanding as of March 31, 2008.

Transactions between the subsidiaries of SFH and Sony Corporation for the fiscal year ended March 31, 2008, are as follows;

- The subsidiaries of SFH made payments to Sony Corporation under the royalty agreements of ¥1,818 million as compensation for using the "Sony" trademark and trade name.
- Sony Life Insurance Co., Ltd., made lease payments of ¥1,713 million to Sony Corporation for the use of a plot of land. Sony Corporation made lease payments of ¥8,145 million for the use of "Sony City," an office building constructed on this site, to Sony Life Insurance Co., Ltd., which is the owner of the building.
- The subsidiaries of SFH made payments of ¥78 million to Sony Corporation for remuneration expenses of employees that it has seconded to the subsidiaries of SFH.
- The subsidiaries of SFH made other payments of ¥92 million in exchange for miscellaneous products and services provided to the subsidiaries of SFH by Sony Corporation.

As of March 31, 2008, ¥1,129 million of "Other Liabilities" (accrued expenses and others), ¥712 million of "Other Liabilities" (unearned revenue) and ¥3,554 million of "Other Liabilities" (guarantee deposits received) were outstanding in relation to transactions between the subsidiaries of SFH and Sony Corporation.

Notes:
(i)The abovementioned amounts for the fiscal year ended March 31, 2008, exclude consumption taxes and others, while the amounts as of March 31, 2008, include consumption taxes and others.
(ii) The SFH Group make payments to Sony Corporation for remuneration expenses of employees that it has seconded to the SFH Group based on the agreements on the lease of employees.
(iii) As part of its investment, Sony Life Insurance Co., Ltd., has leased the building to Sony Corporation for use as its corporate headquarters, starting from October 2006. The rental is determined based on the discussions by reference to real estate appraisal. Sony Life Insurance Co., Ltd., takes the land of this site on lease from Sony Corporation and the rental fee has been determined by reference to the actual transactions of the vicinal land.
(iv) "Sony" trademark and trade name, which is used in the trade name of the SFH Group, belongs to Sony Corporation and each of the SFH Group companies has entered into royalty agreements with Sony Corporation pursuant to which the SFH Group is permitted to use the Sony name. Royalty fees are paid to Sony Corporation based on this agreements.
(v) Other transactions are determined in the same way of general transactions in consideration of fair market value.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074 (9:00-17:30 JST)
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

Exhibit 24.

Press Release

Sony Assurance Announces Results of a Content Confirmation Surveys Covering the Appropriateness of Its Fire Insurance and Other Policies*

July 4, 2008

Sony Assurance Inc., a wholly-owned subsidiary of Sony Financial Holdings, today announced the results of its confirmation surveys of certain fire and earthquake insurance policies. The surveys covered all policies in which the company considered errors could have been made in determining the structural categories of buildings and discounts. Details and results of the surveys are indicated below.

On policies that this surveys determined to have miscalculated premiums the company is taking steps to correct the policy content and refund the premium amount to account for the difference between past premiums paid and the correct premium amounts.

At the same time, Sony Assurance announced the results of confirmation surveys covering all policies in force, including third-sector products. For automobile insurance, as all policies in force have a remaining duration of one year and are sold using a direct sales scheme, the confirmation survey was conducted from the standpoint of being able to confirm that no errors exist at the time that current policies are extended.

The company apologizes sincerely for any inconvenience or concerns it has caused to its customers and is mounting a companywide effort to strengthen its solicitation systems to prevent a recurrence.

* At present, the scope of Sony Assurance's fire insurance is only mortgage loan specific long-term fire insurance sold through a specified agency, and is not sold directly.

1. **Policies Subjected to Confirmation Surveys**

   On in-force and lapsed fire and earthquake insurance policies, the company surveyed the basis for premium calculations, then examined the appropriateness of premiums on all policies having a possibility of premium errors. This confirmation surveys covered 1,452 policies. In addition, all in-force policies for third-sector products (115,542 policies) were subjected to confirmation surveys.

2. **Confirmation Surveys Method**

For all policies that were subjected to confirmation surveys, a Policy Content Confirmation Sheet covering the basis for calculating insurance premiums was sent by post to policyholders. The company confirmed the content of these policies based on the documentation returned by policyholders, as well as via telephone.

3. **Confirmation Surveys Results**

The table below shows the results of Sony Assurance's confirmation surveys of in-force and lapsed fire and earthquake insurance policies and third-sector products. In cases where policy premiums were determined to be miscalculated, policy content was corrected, and procedures were implemented to refund to policyholders the difference between the premium amount paid and the amount collected.

(As of June 30, 2008)

Type of Policy		**Number of Policies Confirmed** *	**Policies on Which Premiums Refunded**	
			Policies	**Amount Refunded (Millions of yen)**
(Fire)	Before March 2007	1,173	26	¥3.99
	After April 2007	279	3	0.34
	Total	1,452	29	4.33
Third-sector products (medical and cancer insurance)		113,781	0	—
Third-sector products				

(excluding medical and cancer insurance)	1,761	0	—
Total	**116,994**	**29**	**4.33**

* Number of policies confirmed
This figure indicates the number of fire and earthquake insurance policies which confirmation surveys results considered to contain possible premium calculation errors. All the third sector products in force are included in the total.

Note: In addition to the items listed in the table above, since the issue of premium appropriateness for fire insurance policies arose in autumn 2006, three policies were found to be miscalculated premiums as a result of applications filed by customers to this effect. The resulting difference in premium amounts that refunded to policyholders came to ¥0.66 million.

Note: This is an English-language summary of a Japanese announcement made by Sony Assurance on July 4, 2008. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit 25.

Sony Financial Holdings

July 29, 2008
Sony Financial Holdings Inc.

Preliminary Consolidated Financial Results for the Three Months Ended June 30, 2008 (Prepared in Accordance with Japanese GAAP)

Tokyo, July 29, 2008—Today, the parent company of Sony Financial Holdings Inc. ("SFH"), Sony Corporation, is expected to announce its consolidated financial results for the first quarter ended June 30, 2008, prepared in accordance with generally accepted accounting principles and practices in the United States ("U.S. GAAP"). Sony Corporation's U.S. GAAP results are expected to include financial results for Sony Group's Financial Services segment, which includes SFH and the SFH Group.

Although our preparation of financial results for SFH and the SFH Group, in accordance with generally accepted accounting principles and practices in Japan ("Japanese GAAP"), is not yet complete, preliminary consolidated financial results for the three months ended June 30, 2008 (April 1, 2008 to June 30, 2008) are provided below as part of our efforts to disclose information to our shareholders and investors in a timely and appropriate manner.

We plan to announce our final consolidated financial results for the three months ended June 30, 2008 on August 13, 2008.

1. **Preliminary Consolidated Financial Results for the Three Months Ended June 30, 2008 (April 1, 2008 to June 30, 2008)**

(Billions of yen, unless otherwise noted)

	Ordinary revenues	Ordinary profit	Net income
For the Three Months ended June 30, 2008 (Preliminary)	¥ 215.0	¥ 13.9	¥ 7.8
(Reference) For the Three Months ended June 30, 2007 (Actual)	¥ 213.2	¥ 13.4	¥ 7.3

Note: 1) The above-stated figures are prepared in accordance with Japanese GAAP.

2) "Accounting Standard for Quarterly Financial Reporting" (Statement No.4 of the Accounting Standards Board of Japan ("ASBJ")) and "Implementation Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No.14) are applicable from the fiscal year ending March 31, 2009.

2. Principal Reasons for Changes in Consolidated Financial Results

During the three months ended June 30, 2008, **consolidated ordinary revenues** rose year-on-year, owing to increases in ordinary revenues from the banking and the non-life insurance businesses, although ordinary revenues from the life insurance business decreased. Looking at each segment, ordinary revenues from the life insurance business fell, owing to a decrease in gains on assets held in separate accounts, although income from insurance premiums increased. Ordinary revenues from the non-life insurance business rose, due to higher net premiums written, as the number of automobile insurance policies in force expanded. Ordinary revenues from the banking business grew owing mainly to higher interest income, such as interest on loans, in line with business expansion.

Consolidated ordinary profit increased, mainly led by contributions from the banking business. In each segment, ordinary profit from the life insurance business rose in line with solid income from insurance premiums associated with an increased policy amount in force. Ordinary profit from the non-life insurance business fell, due to higher expenses. Ordinary profit from the banking business expanded, owing mainly to an increase of net interest income.

Consolidated net income increased year on year, reflecting the increase in consolidated ordinary profit.

SFH's forecast of consolidated financial results for the fiscal year ending March 31, 2009 is unchanged from that announced on May 14, 2008.

These preliminary results are based on information available to SFH's management as of this date, and may differ substantially from actual results expected to be announced on August 13, 2008 for a variety of reasons.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's consolidated results for the three months ended June 30, 2007 includes Sony Financial Holdings, Sony Life Insurance Co., Ltd., Sony Assurance Inc., Sony Bank Inc., and Sony Life Insurance (Philippines) Corporation. The scope of consolidation for SFH's consolidated results for the three months ended June 30, 2008 also includes Sony Bank Securities Inc.

On July 29, 2008, Sony Corporation will announce its consolidated financial results for the first quarter ended June 30, 2008. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the July 29, 2008, news release by Sony Corporation.

For inquiries:

Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp

Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

RECEIVED
2008 SEP 23 A 7:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit 26.

Press Release

Initiatives to Improve Operations Related to the Claims Payment Administrative System

August 13, 2008

Sony Life Insurance Co., Ltd., a wholly-owned subsidiary of Sony Financial Holdings Inc., conducted an investigation into the status of its inadvertent under-payment and nonpayment of insurance and other claims during the period from April 2001 through March 2006 and announced the results of its findings in a news release dated October 5, 2007. Sony Life recognizes that the payment of claims is one of the most fundamental operations of a life insurance company, and apologizes sincerely for this lapse.

Sony Life has made additional payments that investigation results identified as necessary. Furthermore, the company has made the establishment of a claims payment administrative system a top management priority, establishing a "claims special project for introduction of countermeasures to strengthen its management structure relating to the payment of insurance and other claims" as part of its ongoing effort to improve operations related to its claims payment administrative system.

The status of these efforts is reported below. Going forward, Sony Life will regularly disclose its progress on these initiatives as part of its vigorous efforts to recover the trust of its customers. The company will also put forth additional efforts to raise its level of services.

Initiatives to Improve Operations Related to the Claims Payment Administrative System

1. **Enhance Information to Customers on Claims for Insurance and Other Payments**

	Content	Implementation
	To prevent requests for payments of insurance and other claims from being inadvertently missed, the company has introduced a Claim and Benefit Request	

	Interview Sheet to be used at the time of receipt and notification, enabling the salesperson in charge of that policy to confirm details of the situation reported by the customer.	June 2007
Enhance Information on Claims at the Time Claims Are Made	In addition, Sony Life has implemented and begun using a system to support the process from creating the interview sheet to creating the requested documents to indicate claims for which the possibility of payment exists and the necessary requested documents from each customer's insurance policy.	July 2008
	Operating procedures to sort out any other claims on which the customer can make payment requests from a medical examination certificate or other information is presented, and transmission of that information to the customer is indicated clearly.	October 2007
Other	To create an environment that ensures the process of requesting insurance and other benefit payments is less burdensome for the customer, Sony Life plans to begin assuming a fixed	October 2008 (Expected start)

	amount for the cost of obtaining a medical certificate in the event a non-payment decision is reached.	

2. **Provide Information, Enhance After-Sale Service**

	Content	Implementation
Ensure Excellent Ongoing After-Sale Service	To ensure thorough after-sale service, Sony Life has revised its system. Changes include paying policy maintenance commissions to salespeople throughout the premium payment period, and clarifying the policy handover process when a salesperson resigns.	April 2007
	To ensure that customers can make claims correctly, as one part of solicitation education, specific training is provided to cover specific responses for the period from signing a new policy through to payment. To this end, Sony Life is reviewing the content of its induction, compliance and management training to implement this additional training.	June 2007
Enhance Research into Payment	Using its in-house video conferencing system, Sony	

Operations	Life has introduced Claims & Benefits Division Television Training at all sales outlets to ensure that salespeople understand the structure of life insurance products and are fully cognizant of reasons for payment, as well as to learn to understand the customer's situation accurately. Claims & Benefits Division Television Training content has been made open, so that it can be accessed at any time.	June 2007
Enhance After-Sale Service	Once a year, generally around October, Sony Life sends customers a Notice Concerning Protection. The timing for sending this document is to be changed so that the document is posted several months prior to the policyholder's birthday, providing an opportunity for companywide effort toward after-sale service.	April 2009 (Expected start)
	To help customers better understand requests for insurance or other benefit payments, as well as these payments, Sony Life has prepared a guidebook entitled Guidebook on the Payment of Insurance and Other Claims when the Unexpected Occurs. This information is also	June 2007

	included on Sony Life's website (Japanese only).	
	To ensure that customers fully understand important matters concerning procedures on the payment of insurance and other claims, the designated claims system and other items at the time they enter into a policy, Sony Life has added this information to the Explanation of Important Matters (Cautionary Information) and explains such information to customers.	August 2007
Enhance Information Provided to Customers	Sony Life has revised the document it hands to customers entitled About Your Policy: Terms and Conditions to make it easier to understand, using simpler expressions.	April 2008
	To help customers confirm whether the payments that they seek may or may not be made, Sony Life has enclosed a checklist for customers to fill out themselves when sending the Notice Concerning Protection.	October 2007
	Sony Life began disclosing on its website (Japanese only) information concerning the status of claims and benefit	

	payments and the sample cases in which the payment was not made. This information is updated quarterly. Concerning the number of complaints reported by customers, the company indicates the number of complaints as well as sample complaints and information on what is being done to solve the situation.	August 2007

3. **Enhance Business Processes for Making Insurance and Other Payments**

	Content	**Implementation**
	To prevent inadvertent non-payment of insurance and other payments, as well as lapses in presenting information, when accumulating assessment criteria by accumulating points of caution during assessment, Sony Life has prepared operations manuals and other materials and reviewed business procedures.	Regular Implementation from July 2007
	From the standpoint of preventing inadvertent non-payment of insurance and other claims, after concluding that a payment of insurance or other	

	benefits is to be made, Sony Life has created a Payment Checklist and incorporated into the workflow a recheck against inadvertent nonpayment. In line with the current investigation results, the company has revised this checklist, as well as the accompanying workflow.	January 2008
Achieve Highly Accurate Payment Management Operations	The accuracy of inputting information provided by customers, such as claim request and medical examination certificates, has been substantially improved. At the same time, large-scale revisions have been made to the insurance payment management system to ensure a working environment in which assessors of insurance and other payments can concentrate on these activities.	April 2008
	Following the above-mentioned developments, large-scale system development has commenced with the aim of enhancing the information provided to customers at the time of payment and raising the efficiency of	Expected Completion in 2010

	assessment activities.	
Enhance the Payment Management System	To strengthen the payment management system, the organizational structure has been streamlined gradually, and four departments have been created within the Claims & Benefits Division: the Payment Assessment Department, the Payment Deliberation Department, the Payment Management Department and the Payment Operations Department. Accordingly, the number of personnel in the Claims & Benefits Division has been increased substantially.	Regular Implementation from April 2006
	The Insurance Assessment Deliberation Department has been created within the Compliance Division to strengthen checks on the appropriateness of insurance non-payment decisions.	March 2007
	To ensure the appropriateness of insurance payment assessments, Sony Life has formed the Insurance Payment Deliberation Council, composed of outside experts, to serve as a deliberation and advisory	May 2007

	institution, and this council has commenced deliberations.	
Reflect on Products for Sale	To forge stronger links between related divisions when developing products, Sony Life has established the Product Development Committee and formulated Product Development Regulations. In addition to clarifying each department's role, the Product Development Committee establishes and deliberates on inadvertent non-payment and inadvertent lack of guidance during development of each product.	December 2006

4. **Enhance Management Supervision and Internal Inspection Systems**

	Content	Implementation
	To enhance the management team's grasp of the status of the claims payment administrative system, at each monthly Executive Management Board meeting a report is delivered on the payment status of claims that have been determined to be outside the scope of payment, as well as on the	May 2007

	status of insurance payments, and the board confirms the content of this report.	
Enhance the Management Supervision System	To improve its operations, the Company has established a "Claims special project for the introduction of countermeasures to strengthen its management structure relating to the payment of insurance and other claims" which reports directly to Sony Life's President and Representative Director. The status of this project is reported regularly to the Executive Management Board, and the management team assumes responsibility for confirming these measures.	April 2007
Enhance the Internal Inspection System	With regard to the internal inspection system, the internal Inspections Division has been strengthened through such measures as substantially increasing the number of personnel. In FY2007, top priority has been placed on internal inspections of the claims management system.	March 2008

Note: This is an English-language summary of a Japanese announcement made by Sony Life on August 13, 2008. The summary was prepared by Sony Financial Holdings Inc. solely for the convenience of non-Japanese readers.

Exhibit 27.

Consolidated Financial Summary

for the First Quarter ended June 30, 2008

File No.82-35126

RECEIVED

2008 SEP 23 A 7:24

August 13, 2008

Company name: Sony Financial Holdings Inc.
(URL: http://www.sonyfh.co.jp/index_en.html/)
Stock exchange listings: Tokyo Stock Exchange (code number: 8729)
Representative: Teruhisa Tokunaka, President and Representative Director
For inquiry: Masaaki Konoo, General Manager – Corporate Communications & Investor Relations Dept.

(discarding fractional amounts of less than 1 million yen)

1. Consolidated financial results for the three months ended June 30, 2008

(1) Operating results

	Ordinary Revenues		Ordinary Profit		Net Income	
	million of yen	%change	million of yen	%change	million of yen	%change
For the three months ended June 30, 2008	215,046	(+0.9)	13,953	(+4.1)	7,829	(+7.1)
For the three months ended June 30, 2007	213,209	(-)	13,406	(-)	7,312	(-)

	Net Income per Share	Net Income per Share (Fully Diluted)
	yen	yen
For the three months ended June 30, 2008	3,599.85	-
For the three months ended June 30, 2007	3,482.06	-

(2) Financial conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Net Assets per Share
	million of yen	million of yen	%	yen
As of June 30, 2008	5,130,814	237,486	4.6	109,189.40
As of March 31, 2008	4,977,450	261,627	5.3	120,288.66

Notes: 1. Stockholders' equity: As of June 30, 2008: ¥ 237,486 million
As of March 31, 2008: ¥ 261,627 million
Stockholders' equity is computed by excluding minority interests from total net assets at the end of fiscal period.
2. Net assets ratio is computed by dividing the amount of total net assets excluding minority interests by total assets at the end of the fiscal period.

2. Dividends

	Dividend per Share		
Fiscal year	Interim dividend	Annual dividend	Total
	yen	yen	yen
For the year ended March 31, 2008	-	3,000.00	3,000.00
For the year ending March 31, 2009	-		3,000.00
For the year ending March 31, 2009(projection)		3,000.00	

3. Projected consolidated financial results for the year ending March 31, 2009

(percentage figures represent changes from the results of the previous fiscal period)

	Ordinary Revenues		Ordinary Profit		Net Income		Net Income per Share
	millions of yen	%change	millions of yen	%change	millions of yen	%change	yen
For the six months ending September 30, 2008	430,000	6.3	18,000	(34.7)	10,000	(40.2)	4,597.70
For the year ending March 31, 2009	884,000	7.5	37,000	(16.9)	21,000	(13.4)	9,655.17

4. Other Information

(1) Changes in significant subsidiaries during the fiscal period (changes in specified subsidiaries accompanying changes in scope of consolidation): None

(2) Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(Note) Please refer to "5. Other" on page 9, for details.

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements: Yes

(Note) Please refer to "5. Other" on page 9, for details.

(4) Number of shares outstanding (common stock)

(a) Number of shares outstanding (including treasury shares)	
As of June 30, 2008:	2,175,000 shares
As of March 31, 2008:	2,175,000 shares
(b) Number of treasury shares	
As of June 30, 2008:	- shares
As of March 31, 2008:	- shares
(c) Weighted-average number of shares	
For the three months ended June 30, 2008:	2,175,000 shares
For the three months ended June 30, 2007:	2,100,000 shares

Qualitative Information and Financial Statements

1. Qualitative Information on Consolidated Operating Performance

1. Analysis of Operating Performance

During the three months ended June 30, 2008 (April 1, 2008 through June 30, 2008), **ordinary revenues** grew 0.9% year on year, to ¥215.0 billion owing to increases in ordinary revenues from the banking and the non-life insurance businesses, although ordinary revenues from the life insurance business decreased.

In the life insurance business, ordinary revenues fell 1.6% from the same period of the previous fiscal year, to ¥190.9 billion, owing to a decrease in gains on separate accounts, although income from insurance premiums increased, associated with a steady increasein policy amount in force. In the non-life insurance business, ordinary revenues rose 11.0%,year on year, to ¥15.7 billion, due to higher net premiums written, resulted from an expansion of the number of automobile insurance policies in force. In the banking business, ordinary revenues grew 60.7% year on year, to ¥8.6 billion, owing mainly to an increased interest income, led by higher investment assets in line with the bank's business expansion.

Ordinary expenses increased 0.6% compared with the same period of the previous fiscal year, to ¥201.0 billion, owing to increases in ordinary expenses from the banking and non-life insurance businesses, although ordinary expenses from the life insurance business decreased.

In the life insurance business, ordinary expenses decreased 1.7% compared with the same period of the previous fiscal year, to ¥178.5 billion, as a decline of investment expenses outweighed an increase in operating expenses and other expenses. In the non-life insurance business, an increase in net losses paid resulting from the higher number of policies in force and increased operating expenses caused ordinary expenses to grow 12.5% year on year, to ¥15.2 billion. In the banking business, higher interest expenses in line with an increase in deposits balance pushed up ordinary expenses 55.9% compared with the same period of the previous fiscal year, to ¥7.5 billion.

As a result, **ordinary profit** increased 4.1% compared with the same period of the previous fiscal year, to ¥13.9 billion, owing to increases in ordinary profit from the banking and life insurance businesses, although ordinary profit from the non-life insurance business declined. Broken down by business, in the life insurance business ordinary profit was up 1.0% compared with the same period of the previous fiscal year, to ¥12.3 billion; in the non-life insurance business ordinary profit fell 23.5% year on year, to ¥0.4 billion; and in the banking business ordinary profit rose 106.1% year on year, to ¥1.0 billion.

Extraordinary losses (net) of ¥0.5 billion were recorded, owing mainly to the provision for reserve for price fluctuations in the life insurance business.

Net income rose 7.1% compared with the same period of the previous fiscal year, to ¥7.8 billion, reflecting the increase in ordinary profit.

2. Segment Information by Business

Ordinary Revenues

(Millions of yen)

	For the three months ended June 30, 2007	**For the three months ended June 30, 2008**	Change (%)
Life insurance business	193,986	**190,943**	- 1.6
Non-life insurance business	14,157	**15,710**	+11.0
Banking business	5,382	**8,648**	+60.7
Subtotal	213,526	**215,302**	+0.8
Corporate and eliminations	(317)	**(256)**	–
Consolidated	213,209	**215,046**	+0.9

Ordinary Profit

(Millions of yen)

	For the three months ended June 30, 2007	**For the three months ended June 30, 2008**	Change (%)
Life insurance business	12,263	**12,390**	+1.0
Non-life insurance business	617	**472**	- 23.5
Banking business	509	**1,049**	+106.1
Subtotal	13,389	**13,912**	+3.9
Corporate and eliminations	16	**41**	+145.8
Consolidated	13,406	**13,953**	+4.1

2. Qualitative Information on Consolidated Financial Position

Assets, Liabilities and Net Assets

As of June 30, 2008, **total assets** amounted to ¥5,130.8 billion, up 3.1% from March 31, 2008. As for major components of assets, securities, mostly Japanese government bonds, amounted to ¥3,098.1 billion (up 5.7% from March 31, 2008), monetary trusts amounted to ¥932.8 billion (up 4.1% from March 31, 2008), and loans amounted to ¥483.1 billion (up 6.0% from March 31, 2008).

Total liabilities amounted to ¥4,893.3 billion as of June 30, 2008, up 3.8% from March 31, 2008. As for major components of liabilities, policy reserve and others amounted to ¥3,547.7 billion, up 2.7% from March 31, 2008, and deposits amounted to ¥1,239.9 billion, up 8.4% from March 31, 2008.

Total net assets amounted to ¥237.4 billion as of June 30, 2008, down 9.2% from March 31, 2008. As a rise in interest rates caused a drop in the value of bonds held, net unrealized gains on other securities (net of taxes) declined ¥26.1 billion from March 31, 2008, to ¥48.7 billion, resulting in a decrease in total net assets.

3. Qualitative Information on Consolidated Performance Forecasts

SFH's consolidated financial results forecast for the year ending March 31, 2009 (April 1, 2008 through March 31, 2009) are as below. The figures are unchanged from those announced on May 14, 2008.

<Consolidated financial results forecast>

(Billions of yen)

	Ordinary revenues	Ordinary profit	Net income
For the six months			
Forecast for the period ending September 30, 2008	430.0	18.0	10.0
(Reference) Actual results for the period ended September 30, 2007	404.6	27.5	16.7
For the full year			
Forecast for the year ending March 31, 2009	884.0	37.0	21.0
(Reference) Actual results for the year ended March 31, 2008	822.1	44.5	24.2

Note: As described below, forecasts of ordinary revenues and ordinary profit from the banking business for the year ending March 31, 2009 were changed. However, the forecast of consolidated financial results remain unchanged since the impact of these changes in the banking business was not considered significant on a consolidated basis.

(Reference)

Forecasts of ordinary revenues and ordinary profit from each business for the fiscal year ending March 31, 2009, are as follows.

<Life insurance business>

(Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months		
Forecast for the period ending September 30, 2008	386.0	17.0
(Reference) Actual results for the period ended September 30, 2007	365.7	24.0
For the full year		
Forecast for the year ending March 31, 2009	793.0	34.0
(Reference) Actual results for the year ended March 31, 2008	741.3	39.0

<Non-life insurance business>

(Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months		
Forecast for the period ending September 30, 2008	30.0	0.6
(Reference) Actual results for the period ended September 30, 2007	27.7	2.0
For the full year		
Forecast for the year ending March 31, 2009	59.8	1.3
(Reference) Actual results for the year ended March 31, 2008	55.6	2.8

<Banking business>

Since the actual results during the three months ended June 30, 2008, were higher than originally expected mainly due to investment activities, SFH changed its forecasts of ordinary revenues and ordinary profit from the banking business for the year ending in March 31, 2009, from those announced on May 16, 2008, as stated below.

(Billions of yen)

	Ordinary revenues	Ordinary profit
For the six months		
Current forecast **for the period ending September 30, 2008**	**15.8**	**1.3**
Formerly announced forecast for the period six months ending September 30, 2008	14.4	0.5
(Reference) Actual results for the period ended September 30, 2007	11.5	1.4
For the full year		
Current forecast **for the year ending March 31, 2009**	**33.0**	**2.0**
Formerly announced forecast for the year ending March 31, 2009	30.7	1.3
(Reference) Actual results for the year ended March 31, 2008	25.9	2.4

4. Information Concerning Significant Subsidiaries

Below, we describe the operating performance for the three months ended June 30, 2008 of SFH's significant subsidiaries: Sony Life Insurance Co., Ltd. (Sony Life), Sony Assurance Inc. (Sony Assurance) and Sony Bank Inc. (Sony Bank). Sony Life, Sony Assurance and Sony Bank each separately announce their own results, which are available only in Japanese on their websites.

■ Sony Life (Non-Consolidated)

On a non-consolidated basis, Sony Life's ordinary revenues decreased 1.6% from the same period of the previous fiscal year, to ¥190.8 billion, as gains on separate accounts (net) decreased due to the financial market downturn, despite increased income from insurance premiums associated with a higher policy amount in force. Ordinary profit rose 0.7% year on year, to ¥12.3 billion, as increases in income from insurance premiums and in interest and dividend income more than offset the decrease in gains on sale of securities. Net income grew 9.4% year on year, to ¥7.0 billion. Core profit rose 32.8% to ¥9.3 billion, mainly as a result of increased interest and dividend income.

Income from insurance premiums grew 2.8% from the same period of the previous fiscal year, to ¥162.5 billion, associated with a higher policy amount in force. Investment income decreased 19.8% year on year, to ¥27.5 billion, due to a decrease in gains on separate accounts (net), despite a rise in interest and dividends income associated primarily with a higher balance of securities held, mainly Japanese government bonds. Investment expenses fell 42.1% year on year, to ¥2.6 billion, associated with decreased losses on general accounts. As a result, net investment profit on the total of general and separate accounts declined 16.4% from the same period of the previous fiscal year, to ¥24.8 billion. Insurance claims and other payments decreased 2.4% year on year, to ¥60.9 billion. Operating expenses increased 1.8% year on year, to ¥22.7 billion.

Policy amount in force for the total of individual life insurance and individual annuities grew steadily, to ¥31,832.2 billion as of June 30, 2008, up 1.1% from March 31, 2008, and up 4.1% from June 30, 2007. The lapse and surrender rate for the total of individual life insurance and individual annuities increased 0.03 percentage point from the same period of the previous fiscal year, to 1.59%. Annualized premiums from insurance in force as of June 30, 2008, were up 1.1% from March 31, 2008, and up 4.9% from June 30, 2007, totaling ¥536.0 billion. Of this amount, the figure for the third-sector products was up 0.6% from March 31, 2008, and 3.5% from June 30, 2007, to ¥123.6 billion as of June 30, 2008.

New policy amount for the total of individual life insurance and individual annuities increased 3.3% from the same period of the previous fiscal year, to ¥1,004.2 billion. Annualized premiums from new policies increased 2.0% year on year, to ¥16.2 billion. Of this amount, the figures for the third-sector products grew 0.9% year on year, to ¥3.5 billion.

Net unrealized gains on securities (including debt securities held to maturity, before taxes) dropped 29.5% from March 31, 2008, to ¥90.1 billion.

During the first quarter ended June 30, 2008, Sony Life's capital was raised ¥10.0 billion. As a result, common stock and capital surplus as of June 30, 2008, represented ¥70.0 billion and ¥5.8 billion, respectively. The increased capital is intended for use in the start of operations by a joint venture to be established provided AEGON Sony Life Planning Co., Ltd. receives a license to conduct life insurance business, as stipulated under the Insurance Business Law of Japan.

As of June 30, 2008, Sony Life's solvency margin ratio was 1,685.6%.

Sony Assurance

Sony Assurance posted an 11.0% increase in ordinary revenues compared with the same period of the previous fiscal year, to ¥15.7 billion, primarily due to favorable performance in its mainstay automobile insurance, which raised net premiums written. Ordinary profit decreased 23.5% year on year, to ¥0.4 billion, owing primarily to an increase in operating expenses. Net income declined 34.1% compared with the same period of the previous fiscal year, to ¥0.2 billion.

In terms of performance of insurance underwriting, direct premiums written grew 10.6% compared with the same period of the previous fiscal year, to ¥15.4 billion, owing mainly to an increased number of automobile insurance policies in force. Net premiums written increased 11.0% year on year, to ¥15.5 billion. In tandem with the increased number of policies in force, net losses paid expanded 13.1%, to ¥6.8 billion. Owing primarily to higher loss adjustment expenses, the net loss ratio rose 1.2 percentage point compared with the same period of the previous fiscal year, to 49.8%. The net expense ratio rose 1.2 percentage point year on year, to 26.1%, owing to an increase in system-related expenses, which exceeded impacts resulting from operational efficiency improvement. As a result, underwriting profits declined 35.3% year on year, to ¥0.3 billion, and the combined ratio (the sum of the net loss ratio and the net expense ratio) rose 2.4 percentage points year on year, to 75.9%.

Sony Bank (Non-Consolidated)

On a non-consolidated basis, Sony Bank's ordinary revenues increased 60.6% compared with the same period of the previous fiscal year, to ¥8.6 billion, as a higher balance of investment assets and other factors, in line with the bank's business expansion, led to higher net interest income and net other operating income. Owing to an increase in gross operating profit, ordinary profit increased 150.8% compared with the same period of the previous fiscal year, to ¥1.2 billion. Net income increased 48.0% year on year, to ¥0.7 billion.

Gross operating profits increased 45.3% from the same period of the previous fiscal year, to ¥3.6 billion, led by an increase in net other operating income. With respect to the breakdown of gross operating profit, net interest income dropped 16.9% year on year, to ¥1.0 billion due to increased interest on deposits, and net fees and commissions declined 90.1% year on year, to ¥0.0 billion, primarily as the result of a decrease in securities-related commissions. Net other operating income rose 129.1% from the same period of the previous fiscal year, to ¥2.5 billion, owing to increased income from foreign exchange transactions derived from investment in foreign currency deposits. As of June 30, 2008, customer assets (the sum of deposits and investment trusts) grew ¥99.3 billion, or 8.0%, from March 31, 2008, to ¥1,346.7 billion, primarily due to an increase in yen deposits. As for the breakdown of customer assets, deposits increased ¥96.8 billion, or 8.5%, from March 31, 2008, to ¥1,241.2 billion, and investment trusts increased ¥2.5 billion, or 2.4% from March 31, 2008, to ¥105.4 billion. Loans also expanded steadily to ¥372.6 billion, up ¥25.5 billion, or 7.4%, from March 31, 2008. As of June 30, 2008, the number of accounts was up 30 thousand from March 31, 2008, to 640 thousand.

During the first quarter ended June 30, 2008, Sony Bank's capital was increased ¥6.0 billion. As a result, common stock and capital surplus as of June 30, 2008, were ¥28.0 billion and ¥18.0 billion, respectively. In addition, Sony Bank assumed ¥2.0 billion of subordinated debts. The increased capital and the subordinated borrowings are intended to ensure Sony Bank's financial soundness, considering the increased investment assets along with its business expansion.

As of June 30, 2008, Sony Bank's non-consolidated capital adequacy ratio (domestic criteria, calculated based on the standard stipulated by Article 14-2 of the Banking Law of Japan) was 10.2%.

5. Other Information

(1) Changes in significant subsidiaries during the fiscal period (changes in specified subsidiaries accompanying changes in scope of consolidation)

Not applicable

(2) Simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Simplified accounting methods)

i) Reserve for possible loan losses

At a certain consolidated subsidiary, except for loans to borrowers subject to bankruptcy, court-guided rehabilitation or similar legal or formal proceedings for which the Companies provide a specific reserve, the reserve for possible loan losses are calculated based on the historical loan loss ratio used for the previous fiscal year.

ii) Collectability of deferred tax assets

At a certain consolidated subsidiary, the collectability of deferred tax assets is determined based on the earnings forecasts used in the previous fiscal year.

(Accounting methods used specifically for quarterly consolidated financial statements)

Not applicable

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the quarterly consolidated financial statements

Statement No. 12 "Accounting Standard for Quarterly Financial Statements" of The Accounting Standard Board of Japan ("ASBJ") and ASBJ Guidance No. 14 "Implementation Guidance for Accounting Standard for Quarterly Financial Statements" are applicable from this fiscal year. SFH adopted the guidance and prepared its quarterly financial statements in accordance with the "Regulations concerning the Terminology, Forms and Preparation Methods of the Quarterly Consolidated Financial Statements."

Consolidated Financial Statements

1. Consolidated Balance Sheets

(Yen in millions)

	As of June 30, 2008	As of March 31, 2008
Assets:		
Cash and due from banks	53,699	60,058
Call loans and bills bought	353,401	424,868
Commercial paper and other debt purchased	3,501	-
Monetary trusts	932,815	895,672
Securities	3,098,100	2,930,441
Loans	483,167	455,763
Tangible fixed assets	83,978	84,451
Intangible fixed assets	17,423	16,412
Due from reinsurers	278	256
Foreign exchanges	4,438	1,683
Other assets	84,261	101,229
Deferred tax assets	16,128	6,937
Reserve for possible loan losses	(380)	(327)
Total Assets	5,130,814	4,977,450
Liabilities:		
Reserve for outstanding claims	34,120	31,653
Policy reserve	3,508,422	3,418,006
Reserve for policyholders' dividends	5,169	4,506
Due to agencies	1,074	1,308
Due to reinsurers	605	926
Deposits	1,239,993	1,143,476
Call money and bills sold	10,000	10,000
Borrowed money	2,000	-
Foreign exchanges	9	0
Other liabilities	53,008	62,530
Reserve for employees' bonuses	1,025	2,240
Reserve for employees' retirement benefits	12,287	11,920
Reserve for directors' retirement benefits	269	252
Reserve for price fluctuations	24,633	24,136
Deferred tax liabilities	0	4,156
Deferred tax liabilities on land revaluation	706	706
Total Liabilities	4,893,327	4,715,822
Net Assets:		
Common stock	19,900	19,900
Capital surplus	195,277	195,277
Retained earnings	(25,112)	(26,417)
Total shareholders' equity	190,064	188,759
Net unrealized gains on other securities, net of taxes	48,796	74,902
Net deferred losses on hedging instruments, net of taxes	(303)	(1,345)
Land revaluation, net of taxes	(1,475)	(1,475)
Foreign currency translation adjustments	404	786
Total valuation and translation adjustments	47,422	72,868
Total Net Assets	237,486	261,627
Total Liabilities and Net Assets	5,130,814	4,977,450

2. Consolidated Statements of Income (Yen in millions)

	For the three months ended June 30, 2007	For the three months ended June 30, 2008
Ordinary Revenues	213,209	215,046
Ordinary Revenues from the Life Insurance Business:	193,688	190,702
Income from insurance premiums	157,957	162,520
Investment income	34,383	27,626
Interest income and dividends	10,811	12,822
Income from monetary trusts, net	4,291	4,337
Income from trading securities, net	-	151
Gains on sale of securities	6,013	3,008
Gains on separate accounts, net	13,213	7,281
Other ordinary income	1,346	556
Ordinary Revenues from the Non-life Insurance Business:	14,148	15,707
Underwriting income	14,001	15,539
Net premiums written	13,994	15,529
Interest and dividends on deposits of premiums	7	9
Investment income	136	156
Interest income and dividends	134	164
Gains on sale of securities	10	2
Transfer to interest and dividends on deposits of premiums	(7)	(9)
Other ordinary income	9	11
Ordinary Revenues from the Banking Business:	5,372	8,636
Interest income	3,495	5,165
Interest income on loans	1,479	2,102
Interest income and dividends on securities	1,689	2,294
Fees and commissions	482	420
Other operating income	1,389	2,992
Other ordinary income	3	58
Ordinary Expenses	199,802	201,092
Ordinary Expenses from the Life Insurance Business:	181,679	178,510
Insurance claims and other payments	62,421	60,941
Insurance claims	16,338	14,416
Annuity payments	1,183	1,388
Insurance benefits	6,952	7,578
Surrender payments	36,936	36,589
Other payments	603	466
Provision for policy reserve and others	89,931	89,472
Provision for reserve for outstanding claims	-	1,877
Provision for policy reserve	89,928	87,584
Interest portion of reserve for policyholders' dividends	3	10
Investment expenses	4,615	2,653
Interest expenses	7	6
Losses on trading securities, net	481	-
Losses on sale of securities	153	42
Devaluation losses on securities	-	489
Operating expenses	22,378	22,768
Other ordinary expenses	2,331	2,673

	For the three months ended June 30, 2007	For the three months ended June 30, 2008
Ordinary Expenses from the Non-life Insurance Business:	13,438	15,127
Underwriting expenses	10,191	11,382
Net losses paid	6,067	6,859
Loss adjustment expenses	738	877
Net commission and brokerage fees	154	201
Provision for reserve for outstanding claims	743	589
Provision for underwriting reserve	2,487	2,854
Operating, general and administrative expenses	3,238	3,744
Other ordinary expenses	8	0
Ordinary Expenses from the Banking Business:	4,684	7,455
Interest expenses	2,173	4,063
Interest expenses on deposits	2,030	3,906
Fees and commissions	237	291
Other operating expenses	296	489
General and administrative expenses	1,961	2,549
Other ordinary expenses	15	62
Ordinary Profit	13,406	13,953
Extraordinary Gains	24	-
Extraordinary Losses	1,670	517
Provision for Reserve for Policyholders' Dividends	511	874
Income Before Income Taxes	11,249	12,562
Income Taxes - Current	4,902	4,603
- Deferred	(1,026)	129
Minority Interests	61	-
Net Income	7,312	7,829

3. Segment Information

For the three months ended June 30, 2007 (Yen in millions)

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	193,688	14,148	5,372	213,209	-	213,209
Intersegment	297	9	10	317	(317)	-
Total	193,986	14,157	5,382	213,526	(317)	213,209
Ordinary profit	12,263	617	509	13,389	16	13,406

For the three months ended June 30, 2008 (Yen in millions)

	Life insurance business	Non-life insurance business	Banking business	Total	Elimination	Consolidated
Ordinary revenues:						
External customers	190,702	15,707	8,636	215,046	-	215,046
Intersegment	240	3	11	256	(256)	-
Total	190,943	15,710	8,648	215,302	(256)	215,046
Ordinary profit	12,390	472	1,049	13,912	41	13,953

4. Per Share Information

Net income per share is calculated based on the weighted-average number of shares of common stock outstanding during the fiscal period. For the three months ended June 30, 2007 and 2008, the net income per share was 3,482.06 yen and 3,599.85 yen, respectively. There were no potential dilutive securities. Net assets per share, calculated based on the number of shares of common stock outstanding as of June 30, 2007 and 2008, were 120,288.66 yen and 109,189.40 yen, respectively.

The basis for this calculation for the three months ended June 30, 2007 and 2008 is net income of 7,312 million yen and 7,829 million yen, of which the entire portion is applicable to common shares. The weighted-average number of shares outstanding for the three months ended June 30, 2007 and 2008 were 2,100,000 and 2,175,000, respectively.

SFH's consolidated results* are prepared in accordance with accounting principles and practices generally accepted in Japan. As such, these figures differ in significant respects from financial information reported by SFH's parent company, Sony Corporation, which prepares its financial statements in accordance with accounting principles and practices generally accepted in the United States.

* The scope of consolidation for SFH's consolidated results for the three months ended June 30, 2008 and for the fiscal year ended March 31, 2008 includes Sony Financial Holdings Inc., Sony Life Insurance Co. Ltd., Sony Life Insurance (Philippines) Corporation, Sony Assurance Inc., Sony Bank Inc. and Sony Bank Securities Inc. However, Sony Bank Securities Inc. was not included in the scope of consolidation for the three months ended June 30, 2007 as it started its operation in October, 2007.

On July 29, 2008, Sony Corporation announced its consolidated financial results for the three months ended June 30, 2008. SFH Group companies constitute the majority of Sony Group's Financial Services segment. However, the scope of Sony Group's Financial Services segment differs from the scope of SFH's consolidated results. For the scope of Sony Group's Financial Services segment, please refer to the earnings release issued by Sony Corporation on July 29, 2008.

Forward-looking statements may include—but are not limited to—statements using words such as "believe," "anticipate," "plan," "strategy," "expect," "forecast," "predict," "possibility" and similar words that describe future operating activities, financial performance, events or conditions. Forward-looking statements, whether spoken or written, are based on judgments made by the management of the SFH Group based on information that is currently available to it. As such, forward-looking statements are subject to various risks and uncertainties, and actual results may vary substantially from those expressed or implied in forward-looking statements. Consequently, investors are cautioned not to place undue reliance on forward-looking statements. The SFH Group disclaims any obligation to revise forward-looking statements in light of new information, future events or other findings.

For inquiries:
Masaaki Konoo or Hirokazu Takahashi
Corporate Communications & Investor Relations Dept.
Sony Financial Holdings Inc.
Telephone: +81-3-5785-1074
E-mail: press@sonyfh.co.jp
Website of Sony Financial Holdings Inc.
http://www.sonyfh.co.jp/index_en.html

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